As filed with the Securities and Exchange Commission on February 22, 2010

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Niska Gas Storage Partners LLC
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4922 (Primary Standard Industrial Classification Code Number)	27-1855740 (I.R.S. Employer Identification Number)

2780 West Liberty Road
Gridley, CA 95948
(530) 846-7350
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Jason A. Dubchak
2780 West Liberty Road
Gridley, CA 95948
(530) 846-7350
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Mike Rosenwasser James J. Fox Vinson & Elkins L.L.P. 666 Fifth Avenue, 26th Floor New York, NY 10103 (212) 237-0000	Joshua Davidson Douglass M. Rayburn Baker Botts L.L.P. One Shell Plaza 910 Louisiana Street Houston, TX 77002 (713) 229-1234

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Common units representing limited liability company interests	$402,500,000	$28,699

(1)
Includes common units issuable upon exercise of the underwriters' option to purchase additional common units.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated February 19, 2010

PRELIMINARY PROSPECTUS

Niska Gas Storage Partners LLC

17,500,000 Common Units

Representing Limited Liability Company Interests

         We are offering to sell 17,500,000 common units representing limited liability company interests in Niska Gas Storage Partners LLC. This is the initial public offering of our common units. We currently estimate that the initial public offering price will be between $            and $            per common unit. Prior to this offering, there has been no public market for our common units. We intend to apply to list our common units on the New York Stock Exchange under the symbol "NKA."

         Investing in our common units involves risks. See "Risk Factors" beginning on page 19.

         These risks include the following:

  •
  We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to make cash distributions to holders of our units at the minimum quarterly distribution rate under our cash distribution policy.

  •
  Niska Sponsor Holdings Cooperatief U.A., which we refer to as Holdco, controls our manager, which has sole responsibility for conducting our business and managing our operations. Our manager and its affiliates, including Holdco, have conflicts of interest with us and limited fiduciary duties, and they may favor their own interests to the detriment of our common unitholders.

  •
  Affiliates of our manager are not limited in their ability to compete with us and are not obligated to offer us the opportunity to pursue additional assets or businesses, which could limit our commercial activities or our ability to acquire additional assets or businesses.

  •
  Our level of exposure to the market value of natural gas storage services could adversely affect our revenues and cash available to make distributions.

  •
  Holders of our common units have limited voting rights and are not entitled to elect our manager or our directors.

  •
  You will experience immediate and substantial dilution of $            in our pro forma tangible net book value per common unit.

  •
  You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

	Per Common Unit	Total
Initial public offering price	$	$
Underwriting discount(a)	$	$
Proceeds to Niska Gas Storage Partners LLC (before expenses)	$	$

(a)
Excludes structuring fees aggregating $            , payable to                        .

         We have granted the underwriters a 30-day option to purchase up to an additional 2,625,000 common units from us on the same terms and conditions as set forth above if the underwriters sell more than 17,500,000 common units in this offering.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

         The underwriters expect to deliver the common units on or about                        , 2010.

                        , 2010

Canadian Operations
(AECO Hub™)
135.0 Bcf
Countess (Alberta) 55.0 Bcf
Suffield (Alberta) 80.0 Bcf
US Operations
50.5 Bcf
Wild Goose (CA) 29.0 Bcf
Salt Plains (OK) 13.0 Bcf
NGPL Capacity 8.5 Bcf
Total Working Gas Capacity 185.5 Bcf
AECO Hub™
CALGARY Operations
Wild Goose
Salt Plains
NGPL
Midcontinent Receipt & Delivery Zone
NGPL
Texok Receipt & Delivery Zone
BRITISH COLUMBIA
ALBERTA
N.W.T.
NUNAVUT
SASKATCHEWAN
MANITOBA
ONTARIO
QUEBEC
NEWFOUNDLAND
NEW BRUNSWICK
PRINCE EDWARD ISLAND
NOVA SCOTIA
CANADA
U.S.A.
MEXICO

Copyright © Pitch Digital Communications Inc.

i

ii

        You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. We and the underwriters are offering to sell, and seeking offers to buy, our common units only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common units.

iii

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before investing in the common units. You should read the entire prospectus carefully, including "Risk Factors" beginning on page 19 and the historical and pro forma financial statements and the notes to those financial statements included elsewhere in this prospectus. Unless indicated otherwise, the information presented in this prospectus assumes (1) an initial public offering price of $20.00 per common unit and (2) that the underwriters do not exercise their option to purchase additional common units.

        References in this prospectus to "Niska Predecessor," "we," "our," "us" or similar terms when used in a historical context refer to Niska GS Holdings I, L.P. and Niska GS Holdings II, L.P., which are being contributed to Niska Gas Storage Partners LLC in connection with this offering. When used in the present tense or prospectively, those terms refer to Niska Gas Storage Partners LLC and its subsidiaries. References to our "manager" refer to Niska Gas Storage Management LLC. References in this prospectus to the "Carlyle/Riverstone Funds" refer to Carlyle/Riverstone Global Energy and Power Fund II, L.P. and Carlyle/Riverstone Global Energy Power Fund III, L.P. and affiliated entities, collectively. We include a glossary of some of the terms used in this prospectus as Appendix B. Unless otherwise indicated, all references to "dollars" and "$" in this prospectus are to, and amounts are presented in, U.S. dollars. Unless otherwise indicated, references to storage capacity refer to effective working gas storage capacity.

 Niska Gas Storage Partners LLC

Overview

        We are the largest independent owner and operator of natural gas storage assets in North America. We own or contract for approximately 185.5 billion cubic feet, or Bcf, of total gas storage capacity. We own the AECO Hub™, which is comprised of two facilities in Alberta, Canada and has approximately 135.0 Bcf of gas storage capacity. In addition, we own the Wild Goose storage facility in northern California with 29.0 Bcf of storage capacity and the Salt Plains storage facility in Oklahoma with 13.0 Bcf of storage capacity. We also contract for 8.5 Bcf of gas storage capacity on a long-term basis from Natural Gas Pipeline Company of America LLC, or NGPL, at cost-of-service based rates that are currently below market rates. Our assets are located in key North American natural gas producing and consuming regions and are connected at strategic points on the gas transmission network, providing access to multiple end-use markets. Our locations provide us and our customers with substantial liquidity, meaning access to multiple counterparties for transactions to buy and sell gas. Since our inception in 2006, we have organically added 41.3 Bcf of gas storage capacity through expansions, an increase of approximately 29%, at a total cost of approximately $131.0 million (an average of $3.2 million per Bcf).

        Because the supply of natural gas remains relatively stable over the course of a year compared to the demand for natural gas, which fluctuates seasonally, natural gas storage facilities are needed to reallocate excess gas supply from periods of low demand to periods of high demand. We capitalize on the imbalance between supply of and demand for natural gas by providing our customers and ourselves with the ability to store gas for resale or use in a higher value period. Our natural gas storage facilities allow us to offer our customers "multi-cycle" gas contracts, which permit them to inject and withdraw their natural gas multiple times in one year, providing more flexibility to capture market opportunities. Since our inception, our storage contracts have provided cyclability rates ranging from 1.0 to 6.0 times per year, with an average of 2.2 times. We believe that our combination of large, high-quality, strategically located storage facilities, access to economically attractive organic growth opportunities, ability to charge market-based rates and an experienced and complete storage business team makes our business difficult to replicate.

        We believe that our relationship with Niska Sponsor Holdings Cooperatief U.A., or Holdco, and Riverstone Holdings LLC through its affiliation with the Carlyle/Riverstone Funds will enhance our ability to grow our asset base and cash flow. As the owner of our manager,                                     of our common units, all of our subordinated units and all of our incentive distribution rights, Holdco is incentivized to promote and support the successful execution of our business plan and may offer us development projects in the future, although it is not required to do so.

Our Operations

  Third-Party Gas Storage Contracts

        We store natural gas for a broad range of customers, including financial institutions, marketers, pipelines, power generators, utilities and producers of natural gas. From our inception on May 12, 2006 to March 31, 2009, we utilized an average of approximately 92% of our operated capacity for storage services provided to third-party customers, and third-party storage services contributed an average of 68% of our total revenue.

        We provide multi-year, multi-cycle storage services to our customers under long-term firm reserved storage contracts, or LTF contracts. The volume-weighted average life of our LTF contracts at December 31, 2009 was 3.3 years. Under our LTF contracts, our customers are obligated to pay us monthly reservation fees in exchange for the right to inject, store and withdraw volumes of natural gas on days and for periods selected by them at injection or withdrawal rates up to maximums specified in the contract. The reservation fees are fixed charges owed to us regardless of the actual amount of storage capacity utilized by customers. When customers utilize the capacity that is reserved under these contracts, we also collect variable fees based upon the actual volumes of natural gas injected or withdrawn. From inception to March 31, 2009, we utilized an average of approximately 78% of our operated capacity for our LTF strategy, and LTF contracts contributed an average of 50% of our total revenue.

        In addition, we provide services for customers under short-term firm fixed-nomination contracts, or STF contracts. STF contracts typically have terms of less than one year. Under an STF contract, a customer pays a fixed fee to inject a specified quantity of natural gas on a specified date or dates and to store that gas in our storage facilities until withdrawal on a specified future date or dates. An STF contract differs from an LTF contract in that the customer is obligated to inject and withdraw specified quantities of natural gas on specified dates rather than entitled to utilize injection and withdrawal capacity at its option. Because STF contracts set forth specified future injection and withdrawal dates, we can enter into offsetting transactions to lock-in incremental margins as spot and future natural gas prices fluctuate prior to that activity date. From inception to March 31, 2009, we utilized an average of approximately 14% of our operated capacity for our STF strategy, and STF contracts contributed an average of 18% of our total revenue.

        Because many contracts extend beyond the end of a fiscal year and because we generally enter into new or replacement third-party storage contracts several months in advance of the beginning of each fiscal year, we can accurately predict a baseline of revenue and cash flow at the beginning of each fiscal year that we will generate for that year under our third-party storage contracts. Throughout the year, as market conditions allow, we augment this baseline revenue and cash flow by entering into additional STF contracts.

  Proprietary Optimization

        We purchase, store and sell natural gas for our own account in order to utilize, or optimize, our storage capacity and injection and withdrawal capacity that is (1) not contracted to customers, (2) contracted to customers, but underutilized by them, or (3) available on a short-term basis. We refer to this as our proprietary optimization strategy. We have a stringent risk policy that limits, among other things, our exposure to commodity price fluctuations by requiring us to promptly enter into a forward sale contract or other hedging transaction whenever we enter into a proprietary purchase contract. Therefore, inventory purchases are matched with forward sales or are otherwise economically hedged so that a margin is effectively locked-in promptly after we enter into the purchase. As a result, there are no speculative positions beyond the minimal operational tolerances specified in our risk policy. From inception to March 31, 2009, we utilized an average of approximately 8% of our operated capacity for our proprietary optimization strategy, and proprietary optimization revenue, after deducting cost of goods sold, contributed an average of 32% of our total revenue.

        A baseline level of revenue is locked-in with proprietary optimization transactions entered into in advance of, or early in, each fiscal year. We add incremental margins throughout the year by entering into additional transactions when market conditions are favorable.

  Customers and Counterparties

        Our gas storage customers include a broad mix of gas market participants, including financial institutions, producers, marketers, power generators, pipelines and municipalities. Approximately 90% of the counterparties under our gas storage contracts and proprietary optimization transactions either have an investment grade credit rating, provide us with another form of financial assurance, such as a letter of credit or other collateral, or are governmental entities.

Our Assets

        Our owned and operated gas storage facilities consist of AECO Hub™ in Alberta, Canada, our Wild Goose storage facility in northern California and our Salt Plains storage facility in Oklahoma. Our gas storage assets are modern, well-maintained, automated facilities with low maintenance costs, long useful lives and comparatively high injection and withdrawal, or "cycling," capabilities. Our facilities require low amounts of cushion gas, meaning that a relatively small amount of gas is required to remain inside our facilities in order to maintain a minimum facility pressure supporting the working gas. The size and flexibility of our facilities, together with the application of advanced skills in reservoir engineering, drilling, geology and geophysics, enable us to support individual high-cycle contracts in excess of the average physical cycling capabilities of our facilities. In addition to the facilities we own and operate, we also contract for storage capacity from NGPL on its pipeline system in the mid-continent. The following table highlights certain important design information about our assets.

	AECO Hub™
			Wild Goose	Salt Plains
Name	Suffield	Countess			NGPL
Location	Alberta	Alberta	California	Oklahoma	Midcon/ Texok	Total
Gas Storage Capacity (Bcf)	80.0	55.0	29.0	13.0	8.5	185.5
Peak Withdrawal (MMcf per day)	1,800	1,250	700	150	114	4,014
Peak Injection (MMcf per day)	1,600	1,150	450	115	57	3,372
Reservoirs	5	2	2	1	N/A	10
Storage Wells	60	29	12	30	N/A	131
Compression (horsepower)	36,000	34,500	20,800	10,000	N/A	101,300
In Service Date	1988	2003	1999	1995	N/A	1988 – 2003
Average Physical Cycling Capability (cycles per year)	1.5 – 2.0	1.5 – 2.0	2.5	1.2 – 1.5	1.4	1.2 – 2.5

  AECO Hub™

        AECO Hub™, our largest operation, is comprised of two facilities in Alberta, Suffield and Countess, which are 75 miles apart but operate as one hub. Due to its high injection and withdrawal capacity (2.8 Bcf per day and 3.1 Bcf per day, respectively), AECO Hub™ has supported customer contracts with cycling service of up to 5.2 times per year. AECO Hub™ is the largest natural gas storage provider in western Canada and the largest independent storage hub in North America. AECO Hub™ is the most commonly referenced pricing point for Canadian natural gas, and the price of gas in Alberta is often referred to as the "AECO Price." Its location on TransCanada Pipeline's Alberta System with direct access to abundant western Canadian natural gas supply and pipeline connections to most major U.S. and Canadian natural gas markets provides us and our customers with significant liquidity.

  Wild Goose

        Our Wild Goose storage facility is located 55 miles north of Sacramento, California. Wild Goose is a high deliverability, multi-cycle, or HDMC, storage facility, with an average physical cycling capability of 2.5 cycles per year. In the past, Wild Goose has supported customer contracts with cycling service as high as 6.0 times per year. This HDMC capability is made possible by the rock quality of the Wild Goose reservoirs and the extensive use of horizontal well technology. Wild Goose provides its services at the Pacific Gas & Electric, or PG&E, citygate, a liquid trading point where gas supply from multiple upstream supply basins meets the volatile California end-use gas demands, which creates a dependence on natural gas storage.

  Salt Plains

        Our Salt Plains storage facility is located 110 miles north of Oklahoma City, Oklahoma, in a region of growing demand for natural gas as a fuel for heating and power generation. Salt Plains provides intrastate services in Oklahoma through its connection to pipelines operated by ONEOK Gas Transportation Pipelines, L.L.C., or ONEOK, and interstate services through its interconnect with pipelines operated by Southern Star Central Gas Pipeline, Inc., or Southern Star. The heightened supply and demand imbalances in this market create increased margin opportunities for us and our customers.

  NGPL Contracted Capacity

        Since 2001, our subsidiary has contracted for 8.5 Bcf of gas storage capacity on two legs of the NGPL system in the mid-continent. The NGPL system connects and balances Gulf Coast and mid-continent supply basins with Chicago and other midwestern U.S. markets. NGPL is regulated by the Federal Energy Regulatory Commission, or FERC, and is limited to charging cost-of-service based rates for its capacity. Currently, this cost-of-service rate we pay is significantly below the market value of the capacity. Our long-term contracts for NGPL capacity allow us to use the capacity for proprietary optimization. We have a tariff-based right of first refusal to renew these contracts at NGPL's cost-of-service rate, effectively making this capacity a long-term asset without any invested capital, with an option to exit should the cost-of-service ever be above market value.

Business Strategies

        Our primary objective is to generate stable cash flows sufficient to make the minimum quarterly cash distribution per unit to our unitholders and to increase our cash distributions per unit over time by executing the following strategies:

  •
  Maintaining a flexible portfolio of commercial strategies to optimize profitability.  We strive to enhance our returns through a flexible storage utilization strategy that mixes LTF contracts, STF contracts and proprietary optimization transactions to capture the value of natural gas storage. LTF contracts allow us to collect fees based on the seasonal spread and the option value that customers are willing to pay for gas storage, which is partially a function of volatility or expected volatility in the price of natural gas. STF contracts and proprietary optimization transactions allow us to profit directly from both the seasonal spread and other opportunities that unfold throughout the year. Initial STF contracts and proprietary optimization transactions are entered into in advance of the beginning of each fiscal year, allowing us to lock-in significant revenues at the beginning of each fiscal year. Additional STF contracts and proprietary optimization transactions are entered into throughout the year to lock-in incremental margins from changes in relative prices of natural gas. We have historically contracted and expect to continue to target contracting 80% to 90% of our gas storage capacity under multi-year LTF contracts and STF contracts with third party storage customers and utilize the balance for proprietary optimization transactions. The gradual expiration of LTF contracts and the short-term duration of STF contracts and proprietary optimization transactions affords us the flexibility to adjust the mix of strategies as necessary to capitalize on market conditions.

  •
  Continuing to expand our existing facilities.  We intend to enhance our profitability and to increase our cash distributions through organic growth at our existing facilities. Since our inception in 2006, we have increased our gas storage capacity by 41.3 Bcf, or approximately 29%, through capital expenditures of approximately $131.0 million. We have near-term projects in progress to expand our existing facilities by an additional 39.0 Bcf, or 21%, with an 18.0 Bcf expansion at AECO Hub™ and a 21.0 Bcf expansion at Wild Goose. We expect that these projects will increase our total working gas capacity by approximately 15.0 Bcf by March 31, 2011, 27.0 Bcf by March 31, 2012, 37.0 Bcf by March 31, 2013 and 39.0 Bcf by March 31, 2014 at a total cost of approximately $175.0 million.

  •
  Growing through acquisitions of complementary assets and pursuing new and existing development projects.  We intend to pursue accretive acquisitions and new and existing opportunities to develop assets that will enable us to increase our cash distributions to unitholders. We intend to seek acquisition and development opportunities in new regions that will provide geographic diversification and in our existing regions where we believe we will be able to realize synergies and operational efficiencies.

Competitive Strengths

        We believe that we are well-positioned to successfully achieve our primary business objectives and execute our business strategies based upon the following competitive strengths:

  •
  High quality, strategically-located assets.  Our facilities are modern, well-maintained and automated and utilize depleted natural gas reservoirs that have optimal storage characteristics. The high injection and withdrawal capabilities of our facilities and their location at strategic points along key North American natural gas pipeline networks provides us and our customers with a high degree of liquidity and opportunities for arbitrage between major natural gas producing and consuming regions. The quality and location of our facilities has helped us to develop our strong reputation for reliability and allowed us to build a base of loyal customers—approximately half of our current customers have been customers of our facilities for at least five years. Additionally, each of our facilities operates in a regulatory jurisdiction that affords us substantial flexibility in pursuing commercial strategies.

  •
  Flexible commercial strategies provide relatively stable and predictable cash flows.  Our assets have generated consistent Adjusted EBITDA over the past three fiscal years despite materially different seasonal spreads available at the start of each of those years. Our proven, flexible commercial strategy allows us to adjust our mix of LTF contracts, STF contracts and proprietary optimization transactions, which have demonstrated to be complementary strategies and enable us to maintain or increase our profitability in diverse market environments. A significant portion of our revenue is generated from gas storage contracts continuing from prior years or new contracts that are entered into several months in advance of the beginning of each fiscal year, generating a predictable baseline cash flow.

  •
  Inventory of successful and repeatable expansion projects.  Since our inception in 2006, we have successfully expanded our gas storage capacity organically from 144.2 Bcf to 185.5 Bcf (an increase of 41.3 Bcf, or 29%) through cost-efficient techniques. We are currently applying these proven techniques to further expand our capacity at AECO Hub™ and Wild Goose. At Wild Goose, there are also additional reservoirs similar to the ones that we currently operate that can be developed, if market conditions are favorable, at relatively low costs. We believe the presence of additional opportunities for low-risk growth at each of our operated facilities is a significant competitive advantage.

  •
  Significant barriers to entry.  Many of our competitors seeking to add substantial capacity in the markets where we operate may face significant geographical, marketing, financial, regulatory and logistical difficulties. In particular, there is a scarcity of unexploited reservoirs located near pipeline infrastructure, natural gas supply sources and end-user markets that have the capacity and lithology, or physical rock-formation characteristics, necessary to store gas economically.

  •
  Experienced management and complete storage business team.  We employ one of the natural gas storage industry's most experienced management teams (with an average of over 20 years of experience in the natural gas industry). We are staffed with a comprehensive, in-house team of geologists, reservoir engineers, risk managers, optimizers, marketers, schedulers, accountants, lawyers and regulatory specialists with extensive expertise in natural gas storage operations and development. Because we are a user of natural gas storage through our proprietary optimization strategy, our team has a knowledge of the gas storage industry that many of our competitors do not. Our management team and staff have been involved in the development of approximately 285.0 Bcf of gas storage capacity in North America.

Our Relationship With Holdco

        After this offering, Holdco will own our manager,                                     of our common units, all of our subordinated units and all of our incentive distribution rights. Holdco is pursuing a potential gas storage development project in western Canada and currently holds rights to build a salt-dome cavern gas storage facility in Louisiana and a depleted reservoir in southern Texas. If these projects are developed, Holdco intends to offer us the opportunity to purchase the projects, although it is not obligated to do so.

        Over 95% of the equity in Holdco is owned by the Carlyle/Riverstone Funds, with the balance owned by our current and former officers and employees. The Carlyle/Riverstone Funds are affiliated with Riverstone Holdings LLC, or Riverstone. Riverstone, an energy- and power-focused private equity firm founded in 2000, has approximately $17 billion of assets under management across six investment funds. Riverstone conducts buyout and growth capital investments in the midstream, exploration and production, oilfield service, power and renewable sectors of the energy industry. With offices in New York, London and Houston, Riverstone has committed approximately $13 billion to 65 investments in North America, Latin America, Europe and Asia. Riverstone's management has substantial experience in identifying, evaluating, negotiating and financing acquisitions and investments.

        By providing us with access to strategic guidance, financial expertise and a potential source of new facilities, we believe our relationship with Holdco and the Carlyle/Riverstone Funds will greatly enhance our ability to grow our asset base and cash flow. As the owner of our manager,                                     of our common units, all of our subordinated units and all of our incentive distribution rights, Holdco is incentivized to promote and support the successful execution of our business plan and may offer us development projects in the future although it is not required to do so.

 Formation Transactions

        At or prior to the closing of this offering the following transactions will have occurred:

  •
  Niska GS Holdings U.S., L.P., or US Holdings, will contribute Niska Gas Storage US, LLC, or Niska US, which indirectly owns the Wild Goose and Salt Plains facilities, to us;

  •
  Niska GS Holdings Canada, L.P., or Canada Holdings, will, through a series of steps, contribute Niska Gas Storage Canada ULC, or Niska Canada, which indirectly owns AECO Hub™, to NKA Canada Cooperatief U.A., which will become our wholly-owned subsidiary;

  •
  we will issue                                    common units,                                     subordinated units, a portion of the incentive distribution rights and a portion of the interests that will become a 2% managing member interest in us to US Holdings;

  •
  we will issue                                    common units,                                     subordinated units, a portion of the incentive distribution rights and a portion of the interests that will become a 2% managing member interest in us to Canada Holdings;

  •
  US Holdings and Canada Holdings, collectively referred to as Niska Holdings, will contribute to Holdco the common units, subordinated units, incentive distribution rights and interests that will become a 2% managing member interest in us;

  •
  we will borrow $            million under our anticipated revolving credit facility and will use the proceeds to pay a distribution to Niska Holdings; and

  •
  we will issue 17,500,000 common units to the public in this offering and will use the proceeds of the offering as described in "Use of Proceeds."

        If the underwriters do not exercise their option to purchase additional common units, we will issue 2,625,000 common units to Holdco at the expiration of the option. To the extent the underwriters exercise their option to purchase additional common units, the number of units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to Holdco. The proceeds from any exercise of the underwriters' option to purchase additional common units will be used to pay a distribution to Holdco.

Contemplated Refinancing Transactions

  Expected Non-Public Offerings of Senior Notes by Niska US and Niska Canada

        We expect that Niska Canada and Niska US will undertake non-public offerings of senior notes prior to the closing of this offering. We expect that these offerings will be for approximately $800.0 million aggregate principal amount of senior notes. We expect that the senior notes will be sold in offerings exempt from registration under the Securities Act and will be offered only to qualified institutional investors in reliance on Rule 144A under the Securities Act and to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

  Expected New Revolving Credit Facility

        Concurrently with the closing of the expected non-public offerings of senior notes, we expect that we will terminate our existing credit agreement and enter into a new secured credit agreement. We expect this new credit agreement to provide for a revolving credit facility, with a borrowing capacity of $400.0 million. We expect that the availability under our revolving credit facility will be subject to a borrowing base which will be redetermined from time to time and be based primarily on our receivables and our economically hedged inventory of proprietary gas. We anticipate that we may borrow only up to the level of our then current borrowing base. We expect that our initial borrowing base will be approximately $            million.

 Management

        Our manager has sole responsibility for conducting our business and for managing our operations. Pursuant to our Operating Agreement, our manager has delegated the power to conduct our business and manage our operations to our board of directors, all of the members of which are appointed by our manager. References to our board refer to the board of directors of Niska Gas Storage Partners LLC as long as the delegation is in effect (or to the board of directors of our manager if such delegation is not in effect). Our board will direct the management of our business. Upon the closing of this offering, our board will have six members. Our manager intends to increase the size of our board to eight members following the closing of this offering. Our manager will appoint all members to our board and we expect that, when the size of our board increases to eight directors, at least three of those directors will be independent as defined under the independence standards established by the New York Stock Exchange, or the NYSE. For more information about our directors, see "Management—Directors and Executive Officers."

Ownership of Niska Gas Storage Partners LLC

Public Common Units	%(a)
Common Units held by Holdco	%(a)
Subordinated Units held by Holdco	%
Incentive Distribution Rights	(b)
Managing Member Interest	2.0%

Total	100%

(a)
Assumes the underwriters do not exercise their option to purchase additional common units. If the underwriters do not exercise their option to purchase additional common units, we will issue 2,625,000 common units to Holdco at the expiration of the option. If and to the extent the underwriters exercise their option to purchase additional common units, the number of units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to Holdco. Accordingly, the exercise of the underwriters' option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.

(b)
Incentive distribution rights represent a potentially variable interest in distributions and thus are not expressed as a fixed percentage.

        The following diagram depicts our simplified organizational and ownership structure after giving effect to this offering.

Niska Sponsor Holdings Cooperatief U.A.
Common Units
Subordinated Units
100%
Public Unitholders
17,500,000 Common Units
%
Membership Interest
and Incentive Distribution Rights
Niska Gas Storage Management LLC
%
Membership Interest
2% Managing Member Interest
Niska Gas Storage Partners LLC
(NYSE: NKA)
100%
100%
Niska Gas Storage US, LLC
Niska Gas Storage Canada ULC
100%
100%
100%
Wild Goose Storage, LLC
Niska Gas Storage LLC
AECO Gas Storage Partnership
100%
Salt Plains Storage, LLC

 Principal Executive Offices and Internet Address

        Our principal executive offices are located at 2780 West Liberty Road Gridley, CA 95948, and our telephone number is (530) 846-7350. Our website will be located at                                    and will be activated following the closing of this offering. We will make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or the SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Fiduciary Duties

        Our manager has a legal duty to manage us in a manner beneficial to our members, and this duty will apply to our board as delegate of our manager. This legal duty originates in statutes and judicial decisions and is commonly referred to as a "fiduciary duty." However, because our manager is wholly-owned by Holdco, our officers and directors have fiduciary duties to manage our business in a manner beneficial to Holdco. As a result of this relationship, conflicts of interest may arise in the future between us or holders of our common units, on the one hand, and our manager and its affiliates, on the other hand. For a more detailed description of the conflicts of interest and fiduciary duties of our manager and board, see "Risk Factors—Risks Inherent in an Investment in Us" and "Conflicts of Interest and Fiduciary Duties—Conflicts of Interest."

        Our Operating Agreement limits the liability and reduces the fiduciary duties of our manager and board to holders of our common units. Our Operating Agreement also restricts the remedies available to holders of our common units for actions that might otherwise constitute breaches of our manager's or board fiduciary duties owed to holders of our common units. Our Operating Agreement also provides that affiliates of our manager, including Holdco and its other subsidiaries and affiliates, are not restricted from competing with us. By purchasing a common unit, you are consenting to various limitations on fiduciary duties contained in our Operating Agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable law. See "Conflicts of Interest and Fiduciary Duties—Fiduciary Duties" for a description of the fiduciary duties imposed on our manager and board by Delaware law, the material modifications of these duties contained in our Operating Agreement and certain legal rights and remedies available to holders of our common units.

        For a description of our other relationships with our affiliates, see "Certain Relationships and Related Party Transactions."

The Offering

Common units offered to the public	17,500,000 common units.
Common units subject to the underwriters' option to purchase additional common units	If the underwriters exercise their option to purchase additional common units in full, we will issue 2,625,000 additional common units to the public.
Units outstanding after this offering

                    common units and                    subordinated units. If the underwriters do not exercise their option to purchase additional common units, we will issue 2,625,000 common units to Holdco at the expiration of the option. If and to the extent the underwriters exercise their option to purchase additional common units, the number of units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to Holdco. Accordingly, the exercise of the underwriters' option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $          million after deducting approximately $        million of underwriting discounts (based on an assumed initial public offering price of $         per common unit) and expenses. We intend to use approximately $             million of the net proceeds of this offering to repay borrowings under our expected revolving credit facility and the remainder for general company purposes, including to fund a portion of the cost of our expansion projects. Pending such use, we may temporarily pay down indebtedness under our expected revolving credit facility.

The net proceeds from any exercise of the underwriters' option to purchase additional common units will be used to pay a distribution to Holdco. See "Use of Proceeds."
Cash distributions

We expect to make a minimum quarterly distribution of $        per common unit ($        per common unit on an annualized basis) to the extent we have sufficient cash after the establishment of cash reserves and payment of fees and expenses. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption "Our Cash Distribution Policy and Restrictions on Distributions."

We will pay investors in this offering a prorated distribution for the first quarter during which we are a publicly traded company. Assuming that we become a publicly-traded company before June 30, 2010, we anticipate that such distribution will cover the period from the closing date of this offering to and including June 30, 2010. We expect to pay this cash distribution before August 14, 2010.
Our Operating Agreement generally provides that we distribute cash each quarter in the following manner:
• first, 98% to the holders of common units and 2% to our manager, until each common unit has received the minimum quarterly distribution of $ plus any arrearages from prior quarters;
• second, 98% to the holders of subordinated units and 2% to our manager, until each subordinated unit has received the minimum quarterly distribution of $ ; and
• third, 98% to all unitholders, pro rata, and 2% to our manager, until each unit has received a distribution of $ .

If cash distributions to our unitholders exceed $        per unit in any quarter, the holders of our incentive distribution rights will receive increasing percentages, up to 48%, of the cash we distribute in excess of that amount. We refer to these distributions as "incentive distributions."

See "Provisions of Our Operating Agreement Relating to Cash Distributions."

We believe that, based on the assumptions and considerations included in "Our Cash Distribution Policy and Restrictions on Distributions—Assumptions and Considerations," we will have sufficient available cash to pay the full minimum quarterly distribution on all of our common and subordinated units for the fiscal year ending March 31, 2011. We estimate that our pro forma available cash for the twelve months ended December 31, 2009 would have been sufficient to pay the full minimum quarterly distribution on all of our common and subordinated units. See "Our Cash Distribution Policy and Restrictions on Distributions."

Subordinated units

Holdco will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are entitled to receive the minimum quarterly distribution of $        per unit only after the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. If we do not pay distributions on our subordinated units, our subordinated units will not accrue arrearages for those unpaid distributions.

Subordination period

If we meet three requirements set forth in our Operating Agreement, the subordination period will end and all subordinated units will convert into common units on a one-for-one basis. The three requirements are:

•       we must make quarterly distributions from operating surplus of at least the minimum quarterly distribution on all outstanding common and subordinated units in respect of each of twelve consecutive quarters;

•       our aggregate operating surplus generated in respect of such twelve consecutive quarters (including operating surplus generated by increases in working capital borrowings and treating any drawdowns from cash reserves established in prior periods as cash received during such quarters but excluding the $50 million basket contained in the definition of operating surplus) must equal or exceed the aggregate amount of distributions made in respect of such quarters; and

•       the conflicts committee of our board must determine that it is more likely than not that we will be able to maintain or increase our quarterly distribution per unit from operating surplus for the four succeeding quarterly distributions.

Our Operating Agreement provides that the requirements could first be satisfied in connection with a distribution of cash in respect of the quarter ending March 31, 2013 and, if not satisfied in respect of that quarter, could be satisfied on any date thereafter.

The subordination period also will end upon the removal of our manager other than for cause if no subordinated units or common units held by the holders of subordinated units or their affiliates are voted in favor of that removal.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages. See "Provisions of Our Operating Agreement Relating to Cash Distributions—Subordination Period."

Issuance of additional units

We can issue an unlimited number of units, including units senior to the common units, without the consent of our unitholders. See "Units Eligible for Future Sale" and "The Operating Agreement—Issuance of Additional Membership Interests."

Limited voting rights

Our manager or our board will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our manager or our directors on an annual or other continuing basis. Our manager may not be removed except by a vote of the holders of at least 66 2/3% of our outstanding units, including any units owned by our manager and its affiliates (including Holdco), voting together as a single class. Upon completion of this offering, Holdco will own an aggregate of approximately    % of our common and subordinated units. This will give Holdco the ability to prevent removal of our manager. See "The Operating Agreement—Withdrawal or Removal of Our Manager."

Limited call right

If at any time our manager and its affiliates own more than 80% of the then outstanding common units, our manager will have the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our manager or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. See "The Operating Agreement—Limited Call Right."

Estimated ratio of taxable income to distributions

We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2012, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be        % or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $        per common unit, we estimate that your average allocable taxable income per year will be no more than $        per common unit. See "Material U.S. Tax Consequences—U.S. Federal Income Taxation of Unitholders—Ratio of Taxable Income to Distributions."

Material tax consequences

For a discussion of certain material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States or Canada, see "Material U.S. Tax Consequences" and "Material Canadian Federal Income Tax Consequences."

Agreement to be bound by Operating Agreement	By purchasing a common unit, you will be admitted as a unitholder and will have agreed to be bound by all of the terms of our Operating Agreement.
Exchange listing	We intend to apply to list our common units on the NYSE under the symbol "NKA."

Summary Historical and Pro Forma Financial and Operating Data

        We were formed on January 27, 2010 and do not have our own historical financial statements for periods prior to our formation. Therefore, we present the financial statements of Niska Predecessor, consisting of the combined financial statements of Niska Predecessor. Niska Predecessor acquired our predecessor business from EnCana Corporation in a two step transaction. In the first step of the transaction, which closed on May 12, 2006, Niska Predecessor acquired all of our assets except Wild Goose. In the second step of the transaction, which closed on November 16, 2006, Niska Predecessor acquired Wild Goose. Prior to the closing of this offering, Niska Holdings will contribute substantially all of its assets to us. The following table presents summary historical combined financial and operating data of Niska Predecessor and summary pro forma financial and operating data of Niska Gas Storage Partners LLC as of the dates and for the periods indicated.

        Financial information for periods prior to May 12, 2006 and for Wild Goose for periods prior to November 16, 2006 is not presented. See "Selected Historical and Pro Forma Financial Operating Data."

        The historical combined financial data presented for the years ended March 31, 2008 and 2009, the nine months ended December 31, 2009 and the period from May 12, 2006 to March 31, 2007 is derived from, and should be read together with and is qualified in its entirety by reference to, the historical audited combined financial statements and the accompanying notes included elsewhere in this prospectus. The historical combined financial data presented for the nine months ended December 31, 2008 is derived from, and should be read together with and is qualified in its entirety by reference to, the historical unaudited combined financial statements and the accompanying notes included elsewhere in this prospectus. Moreover, the table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        Our summary pro forma statement of operations data for the nine months ended December 31, 2009 and summary pro forma balance sheet data as of December 31, 2009 are derived from the unaudited pro forma combined financial statements of Niska Gas Storage Partners LLC included elsewhere in this prospectus. The pro forma adjustments have been prepared as if the expected non-public offerings of senior notes by Niska Canada and Niska US, this offering and the transactions to be effected at the closing of this offering had taken place on December 31, 2009, in the case of the pro forma balance sheet, and on April 1, 2009, in the case of the pro forma statement of operations. A more complete explanation of the pro forma data can be found in our unaudited pro forma combined financial statements.

        The following table includes the non-GAAP financial measure of Adjusted EBITDA. For a definition of Adjusted EBITDA and a reconciliation to its most directly comparable financial measure calculated and presented in accordance with GAAP, see "—Non-GAAP Financial Measure" below.

						Niska Gas Storage Partners LLC
	Niska Predecessor					Pro Forma
	Period from May 12, 2006 to March 31,			Nine Months Ended December 31,
		Year Ended March 31,				Nine Months Ended December 31, 2009
	2007(a)	2008	2009	2008	2009
				(unaudited)		(unaudited)
		(dollars in millions)
Combined Statement of Earnings and Comprehensive Income Data:
Revenues:
Long-term contract revenue	$104.5	$121.4	$110.7	$85.9	$81.8	$81.8
Short-term contract revenue	32.1	35.5	52.0	32.8	39.9	39.9
Optimization revenue, net(b)	57.2	76.0	89.4	92.9 (c)	18.9 (c)	18.9 (c)

	$193.8	$232.9	$252.2	$211.6	$140.7	$140.7
Expenses (Income):
Operating expenses	$28.8	$44.6	$45.4	$34.5	$28.4	$28.4
General and administrative expenses	19.9	30.1	24.2	20.4	21.5	20.9
Depreciation and amortization	46.6	42.5	54.8	43.4	32.9	32.9
Interest expense	60.2	73.9	53.5	43.5	20.1	58.4
Impairment of assets	—	2.5	24.1 (d)	—	—	—
Loss/(gain) on sale of assets	—	2.3	—	0.7	—	—
Other income	(0.4)	(0.7)	(20.8) (e)	(0.4)	(0.1)	(0.1)
Foreign exchange (gains)/losses	(2.6)	(7.2)	(25.8)	(16.0)	(17.2)	(17.2)

Earnings before income taxes	$41.4	$45.0	$96.9	$85.4	$55.0	$17.5
Income tax expense/(benefit):
Current	—	0.3	0.3	0.3	0.2	0.2
Deferred	(12.1)	(3.7)	(12.2)	(15.7)	51.6	41.5

	(12.1)	(3.4)	(11.9)	(15.4)	51.8	41.7

Net earnings/(loss) and comprehensive income for the period ended	$53.5	$48.3	$108.8	$100.8	$3.2	$(24.2)

Balance Sheet Data (at period end):
Total assets	$1,919.3	$1,905.2	$2,002.9	$2,107.5	$2,071.0	$2,157.6
Property, plant and equipment, net of depreciation	957.3	955.7	940.2	951.0	974.3	951.1
Long-term debt(f)	766.9	693.8	597.0	688.6	593.0	800.0
Total partners'/members' capital	820.5	867.1	977.4	930.2	969.2	928.0
Other Financial Data (unaudited):
Adjusted EBITDA	$148.0	$156.7	$162.1	$113.1	$136.0	$136.7
Maintenance capital expenditures(g)	0.3	1.7	1.4	1.0	0.8	0.8
Expansion capital expenditures(g)	27.4	35.8	17.6	16.5	46.0	45.7
Operating Data (unaudited):
Effective working gas capacity (Bcf)(h)	144.2	155.3	163.7	163.7	185.5	185.5
Capacity added during period (Bcf)	—	11.1	8.4	8.4	21.8	21.8
Percent of total capacity contracted to third parties	91.3%	84.9%	85.1%	85.1%	75.9%	75.9%

(a)
Period data includes Wild Goose from November 16, 2006 to March 31, 2007.

(b)
Optimization revenues are presented net of cost of goods sold.

(c)
Net optimization revenues include unrealized risk management gains/losses and write-downs of inventory. We had an unrealized risk management loss of $45.3 for the nine months ended December 31, 2009 and an unrealized risk management gain of $93.8 million for the nine months ended December 31, 2008. We had a write-down of inventory of $50.1 million for the nine months ended December 31, 2008, compared to zero for the nine months ended December 31, 2009. Excluding these non-cash items, which do not affect Adjusted EBITDA, our realized optimization revenues were

  $64.2 million for the nine months ended December 31, 2009 compared with $49.3 million for the nine months ending December 31, 2008.

(d)
Impairment charges relate primarily to the goodwill in a subsidiary that was written down from its carrying amount of $22.0 million to zero. The impairment charges were recorded following a year of overall negative economic conditions.

(e)
Other income for the fiscal year ended March 31, 2009 includes a recovery of $17.8 million in addition to $2.7 million in interest as a result of the settlement of a dispute relating to the acquisition of our predecessor business from EnCana Corporation.

(f)
Excludes revolver drawings, which are recorded in current liabilities.

(g)
Maintenance capital expenditures are capital expenditures made to replace partially or fully depreciated assets, to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing operation capacity of our assets. Expansion capital expenditures are capital expenditures made to increase the long-term operating capacity of our assets or our asset base whether through construction or acquisition.

(h)
Represents operated and NGPL capacity.

Non-GAAP Financial Measure

  Adjusted EBITDA

        We use the non-GAAP financial measure Adjusted EBITDA in this prospectus. A reconciliation of Adjusted EBITDA to its most directly comparable financial measure as calculated and presented in accordance with GAAP is shown below.

        We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, unrealized risk management gains and losses, foreign exchange gains and losses, unrealized inventory impairment writedown, gains and losses on asset dispositions, asset impairments and other income. We believe the adjustments for other income, which is comprised primarily of income from an arbitration award granted to us in the fiscal year ended March 31, 2009, are similar in nature to the traditional adjustments to net income used to calculate EBITDA and adjustment for these items results in an appropriate representation of this financial measure. Adjusted EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements such as commercial banks and ratings agencies, to assess:

  •
  the financial performance of our assets, operations and return on capital without regard to financing methods, capital structure or historical cost basis;

  •
  the ability of our assets to generate cash sufficient to pay interest on our indebtedness and make distributions to our equity holders;

  •
  repeatable operating performance that is not distorted by non-recurring items or market volatility; and

  •
  the viability of acquisitions and capital expenditure projects.

        The GAAP measure most directly comparable to Adjusted EBITDA is net income. The non-GAAP financial measure of Adjusted EBITDA should not be considered as an alternative to net income. Adjusted EBITDA is not a presentation made in accordance with GAAP and has important limitations as an analytical tool. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because Adjusted EBITDA excludes some, but not all, items that affect net income and is defined differently by different companies, our definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

						Niska Gas Storage Partners LLC
	Niska Predecessor					Pro Forma
	Period from May 12, 2006 to March 31,			Nine Months Ended December 31,
		Year Ended March 31,				Nine Months Ended December 31, 2009
	2007(a)	2008	2009	2008	2009
				(unaudited)		(unaudited)
	(dollars in millions)
Reconciliation/(loss) of Adjusted EBITDA to net income:
Net earnings	$53.5	$48.3	$108.8	$100.8	$3.2	$(24.2)
Add/(deduct):
Interest expense	60.2	73.9	53.5	43.5	20.1	58.4
Income tax expense/(benefit)	(12.1)	(3.4)	(11.9)	(15.4)	51.8	41.7
Depreciation and amortization	46.6	42.5	54.8	43.4	32.9	32.9
Unrealized risk management losses/(gains)	2.8	(1.5)	(82.8)	(93.8)	45.3	45.3
Foreign exchange losses/(gains)	(2.6)	(7.2)	(25.8)	(16.0)	(17.2)	(17.2)
Loss/(gain) on sale of assets	—	2.3	—	0.7	—	—
Impairment of assets	—	2.5	24.1	—	—	—
Other income	(0.4)	(0.7)	(20.8)	(0.4)	(0.1)	(0.1)
Unrealized inventory impairment writedown	—	—	62.3	50.1	—	—

Adjusted EBITDA	$148.0	$156.7	$162.1	$113.1	$136.0	$136.7

(a)
Data includes Wild Goose from November 16, 2006 to March 31, 2007.

RISK FACTORS

        Investing in our common units involves substantial risks. Common units are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

        If any of the following risks were actually to occur, our business, financial condition, results of operations and ability to pay distributions to our members could be materially adversely affected. Additional risks and uncertainties not currently known to us or that we currently consider to be immaterial may also materially adversely affect our business, financial condition, results of operations and ability to pay distributions to our members. In either case, we might not be able to make distributions on our common units, the trading price of our common units could decline and you could lose all or part of your investment in our common units.

Risks Inherent in Our Business

We may not have sufficient cash following the establishment of cash reserves and payment of fees and expenses to enable us to make cash distributions to holders of our common units at the minimum quarterly distribution rate under our cash distribution policy.

        We may not have sufficient cash each quarter to pay the full amount of our minimum quarterly distribution of $            per unit, or $            per unit per year, which will require cash of approximately $25.3 million per quarter, or $101.3 million per year, based on the number of common and subordinated units to be outstanding after the completion of this offering. Under our cash distribution policy, the amount of cash we can distribute on our units principally depends upon the amount of cash generated from our operations, which will fluctuate based on, among other things:

  •
  the rates that we are able to charge new or renewing storage customers, which are influenced by, among other things weather and the seasonality and volatility of natural gas demand and supply:

  •
  our ability to continue to buy, sell and store natural gas for profit at our facilities as well as the cost of natural gas that we purchase for our own account and the duration for which we store it;

  •
  the risk that changes in the regulatory status of one or more of our facilities could remove the right to negotiate market-based rates, instead imposing cost of service rates, could adversely impact the rates we charge;

  •
  technical and operating performance at our facilities;

  •
  the level of our operating and maintenance and general and administrative costs; and

  •
  nonpayment or other nonperformance by our customers.

        In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

  •
  the level of capital expenditures we make;

  •
  the cost of acquisitions that we make, if any;

  •
  our debt service requirements;

  •
  fluctuations in interest rates and currency exchange rates;

  •
  fluctuations in our working capital needs;

  •
  our ability to borrow funds and access capital markets;

  •
  restrictions on distributions contained in debt agreements;

  •
  the amount of cash reserves established by our board;

  •
  fluctuations or changes in tax rates, including Canadian income and withholding taxes; and

  •
  prevailing economic conditions.

        For a description of additional restrictions and factors that may affect our ability to pay cash distributions, see "Our Cash Distribution Policy and Restrictions on Distributions."

The assumptions underlying our estimate of cash available for distribution included in "Our Cash Distribution Policy and Restrictions on Distributions" are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those estimated.

        Our estimate of cash available for distribution set forth in "Our Cash Distribution Policy and Restrictions on Distributions" has been prepared by management, and we have not received an opinion or report on it from any independent accountants. If we do not achieve our anticipated results, we may not be able to pay the full minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially. The assumptions underlying our estimate of cash available for distribution are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those estimated. For instance, we have estimated that the total capacity of our Wild Goose facility will increase by 6.0 Bcf during the fiscal year ending March 31, 2011. This expansion project, however, is subject to approval by regulatory authorities, which we believe will be granted during the summer of 2010. If we do not receive the required regulatory approval, we estimate that our net revenue and our Adjusted EBITDA for the fiscal year ending March 31, 2011 would decrease by approximately $8.0 million and $6.5 million, respectively.

The amount of cash we have available for distribution to holders of our units depends primarily on our cash flow and not solely on profitability, which may prevent us from making cash distributions during periods when we record net income.

        The amount of cash we have available for distribution depends primarily upon our cash flow, including cash flow from reserves and working capital or other borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may pay cash distributions during periods when we record net losses for financial accounting purposes and may not pay cash distributions during periods when we record net income.

Our level of exposure to the market value of natural gas storage services could adversely affect our revenues and cash available to make distributions.

        As portions of our third-party gas storage contract portfolio come up for replacement or renewal, and capacity becomes available, adverse market conditions may prevent us from replacing or renewing the contracts on terms favorable to us. The market value of our storage capacity, realized through the value customers are willing to pay for LTF contracts or via the opportunities to be captured by our STF contracts or optimization activities, could be adversely affected by a number of factors beyond our control, including:

  •
  prolonged reduced natural gas price volatility;

  •
  a reduction in the difference between winter and summer prices on the natural gas futures market, sometimes referred to as the seasonal spread, due to real or perceived changes in supply and demand fundamentals;

  •
  a decrease in demand for natural gas storage in the markets we serve;

  •
  increased competition for storage in the markets we serve; and

  •
  interest rates which, when higher, increase the cost of carrying owned or customer inventory.

        From our inception in May 2006 to March 31, 2009, we utilized an average of approximately 78% of our operated capacity for our LTF strategy, representing an average of approximately 50% of annual revenue. The volume-weighted average life of our LTF contracts at December 31, 2009 was 3.3 years. From inception to March 31, 2009, we utilized an average of approximately 14% of our operated capacity for our STF strategy, representing an average of approximately 18% of annual revenue. Over the same period, we utilized an average of approximately 8% of our operated capacity for our proprietary optimization strategy, representing an average of approximately 32% of annual revenue. As of December 31, 2009, approximately 23% of our LTF contracts and all of our STF contracts were due to expire on or before March 31, 2011. A prolonged downturn in the natural gas storage market due to the occurrence of any of the above factors could result in our inability to renegotiate or replace a number of our LTF contracts upon their expiration, leaving more capacity exposed to the value that could be generated through STF contracts or optimization. STF and optimization values would be impacted by the same factors, and market conditions could deteriorate further before the opportunity to extract value with those strategies could be realized.

        Further, our lines of business and assets are concentrated solely in the natural gas storage industry. Thus, adverse developments, including any of the industry-specific factors listed above, would have a more severe impact on our business, financial condition, results of operations and ability to pay distributions than if we maintained a more diverse business.

We face significant competition that may cause us to lose market share, negatively affecting our business.

        Our ability to renew or replace existing contracts with our customers at rates sufficient to maintain current revenue and cash flows could be adversely affected by the activities of our competitors. The natural gas storage business is highly competitive. The principal elements of competition among storage facilities are rates, terms of service, types of service, deliverability, supply and market access, flexibility and reliability of service. Our operations compete primarily with other storage facilities in the same markets in the storage of natural gas. The California Public Utilities Commission, or the CPUC, has adopted policies that favor the development of new storage projects and there are numerous projects, including expansions of existing facilities and greenfield construction projects, at various stages of development in the market where our Wild Goose facility operates. These projects, if developed and placed into service, may compete with our storage operations.

        We also compete with certain pipelines, marketers and LNG facilities that provide services that can substitute for certain of the storage services we offer. In addition, natural gas as a fuel competes with other forms of energy available to end-users, including electricity, coal and liquid fuels. Increased demand for such forms of energy at the expense of natural gas could lead to a reduction in demand for natural gas storage services. Some of our competitors have greater financial resources and may now, or in the future, have greater access to expansion or development opportunities than we do.

        If our competitors substantially increase the resources they devote to the development and marketing of competitive services or substantially decrease the prices at which they offer their services, we may be unable to compete effectively. Some of these competitors may expand or construct new storage facilities that would create additional competition for us. The storage facility expansion and construction activities of our competitors could result in storage capacity in excess of actual demand, which could reduce the demand for our services, and potentially reduce the rates that we receive for our services.

        We also face competition from alternatives to natural gas storage—ways to increase supply of or reduce demand for natural gas at peak times such that storage is less necessary. For example, excess production or supply capability with sufficient delivery capacity on standby until required for peak demand periods or ability for significant demand to quickly switch to alternative fuels at peak times would represent alternatives to gas storage.

        Competition could intensify the negative impact of factors that significantly decrease demand for natural gas at peak times in the markets served by our storage facilities, such as competing or alternative forms of energy, a recession or other adverse economic conditions, weather, higher fuel costs and taxes or governmental or regulatory actions that directly or indirectly increase the cost or limit the use of natural gas. Increased competition could reduce the volumes of natural gas stored in our facilities or could force us to lower our storage rates.

If third-party pipelines interconnected to our facilities become unavailable or more costly to transport natural gas, our business could be adversely affected.

        We depend upon third-party pipelines that provide delivery options to and from our storage facilities for our benefit and the benefit of our customers. Because we do not own these pipelines, their continuing operation is not within our control. These pipelines may become unavailable for a number of reasons, including testing, maintenance, line repair, reduced operating pressure, lack of operating capacity or curtailments of receipt or deliveries due to insufficient capacity. In addition, these third-party pipelines may become unavailable to us and our customers because of the failure of the interconnects that transport gas between our facilities and the third-party pipelines. Because of the limited number of interconnects at our facilities (Wild Goose is connected to third-party pipelines by two interconnects, AECO Hub™ by two interconnects (one at each facility) and Salt Plains by two interconnects), the failure of any interconnect could materially impact our ability or the ability of our customers to deliver gas into the third-party pipelines. If the costs to us or our storage service customers to access and transport on these third-party pipelines significantly increase, our profitability could be reduced. If third-party pipelines become partially or completely unavailable, our ability to operate could be restricted, thereby reducing our profitability. A prolonged or permanent interruption at any key pipeline interconnect could have a material adverse effect on our business, financial condition, results of operations and ability to pay distributions to our members.

Our operations are subject to operational hazards and unforeseen interruptions, which could have a material adverse effect on our business.

        Our operations are subject to the many hazards inherent in the storage of natural gas, including, but not limited to:

  •
  negative unpredicted performance by our storage reservoirs that could cause us to fail to meet expected or forecasted operational levels or contractual commitments to our customers;

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  unanticipated equipment failures at our facilities;

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  damage to storage facilities and related equipment caused by tornadoes, hurricanes, floods, earthquakes, fires, extreme weather conditions and other natural disasters and acts of terrorism;

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  damage from construction and farm equipment or other surface uses;

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  leaks of or other losses of natural gas as a result of the malfunction of equipment or facilities;

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  migration of natural gas through faults in the rock or to some area of the reservoir where the existing wells cannot drain the gas effectively;

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  blowouts (uncontrolled escapes of gas from a well), fires and explosions;

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  operator error; and

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  environmental pollution or release of toxic substances.

        These risks could result in substantial losses due to breaches of our contractual commitments, personal injury or loss of life, damage to and destruction of property and equipment and pollution or other environmental damage and may result in curtailment or suspension of our operations. In addition, operational interruptions or disturbances, mechanical malfunctions, faulty measurements or other acts, omissions, or errors may result in significant costs or lost revenues. Gas that moves outside of the effective drainage area through migration could be permanently lost and will need to be replaced to maintain design storage performance.

We are not fully insured against all risks incident to our business, and if an accident or event occurs that is not fully insured it could adversely affect our business.

        We may not be able to obtain the levels or types of insurance we desire, and the insurance coverage we do obtain may contain large deductibles or fail to cover certain hazards or cover all potential losses. The occurrence of any operating risks not covered by insurance could have a material adverse effect on our business, financial condition, results of operations and ability to pay distributions to our members.

We are exposed to the credit risk of our customers, and any material nonpayment or nonperformance by our key customers could adversely affect our financial results and cash available for distribution.

        We are subject to the risk of loss resulting from nonpayment or nonperformance by our customers. Our credit procedures and policies may not be adequate to fully eliminate customer credit risk. If we fail to adequately assess the creditworthiness of existing or future customers or unanticipated deterioration in their creditworthiness, any resulting increase in nonpayment or nonperformance by them and our inability to re-market or otherwise use the capacity could have a material adverse effect on our business, financial condition, results of operations and ability to pay distributions to our members.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

        We expect that Niska Canada and Niska US will undertake non-public offerings of $800.0 million aggregate principal amount of senior notes. In connection with the closing of the expected non-public offerings of senior notes, we expect to enter into a new credit agreement. We expect the new credit agreement will provide for revolving credit facilities for us with combined borrowing capacity of $400.0 million that will be available for general purposes, including working capital, economically hedged inventory purchases and capital expenditures. We expect that we will continue to have the ability to incur additional debt, subject to limitations in our revolving credit facility and the indentures governing our subsidiaries' expected senior notes. Our level of debt could have important consequences to us, including the following:

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  additional financing for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

  •
  we will need a substantial portion of our cash flow to make principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to members; and

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  we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally than our competitors with less debt.

        Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. In addition, our ability to service our debt under our credit facility will depend on market interest rates because we anticipate that the interest rates applicable to our borrowings will fluctuate with movements in interest rate markets. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or terminating distributions and reducing or delaying our business activities, acquisitions, investments or capital expenditures. In addition, we may take actions such as selling assets, restructuring or refinancing our debt or seeking additional equity capital although we may not be able to effect any of these actions on satisfactory terms, or at all. Our inability to obtain additional financing on terms favorable to us or our inability to service our debt could have a material adverse effect on our business, results of operations, financial condition and ability to pay distributions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Restrictions in the agreements governing our indebtedness could limit our ability to make distributions to our members.

        We will be dependent upon the cash flow generated by our operations in order to meet our debt service obligations and to allow us to make distributions to our members. The operating and financial restrictions and covenants in our expected credit facility, the indentures governing our subsidiaries' expected senior notes and any future financing agreements could restrict our ability to finance future operations or capital needs or to expand or pursue our business activities, which may, in turn, limit our ability to make distributions to our members. For example, we expect our anticipated credit facility and the indentures governing our subsidiaries' expected senior notes will restrict or limit our ability to:

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  make distributions;

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  incur additional indebtedness or guarantee other indebtedness;

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  grant liens or make certain negative pledges;

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  make certain loans or investments;

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  engage in transactions with affiliates;

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  make any material change to the nature of our business;

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  make a disposition of assets; or

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  enter into a merger or plan to consolidate, liquidate, wind up or dissolve.

        Furthermore, we expect that our credit facility will contain covenants requiring us to maintain certain financial ratios and tests. Our ability to comply with those covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If we violate any of the restrictions, covenants, ratios or tests in our credit facility or the indentures governing our subsidiaries' anticipated senior notes, the lenders or the noteholders, as the case may be, will be able to accelerate the maturity of all borrowings and demand repayment of amounts outstanding, our lenders' commitment to make further loans to us may terminate, and we may be prohibited from making distributions to our members. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. Any subsequent replacement of our anticipated credit facility, our subsidiaries' senior notes or any new indebtedness could have similar or greater restrictions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Expected New Credit Facility" and "—Expected Non-Public Offerings of Senior Notes by Niska US and Niska Canada."

We will be required to make capital expenditures to increase our asset base. If we are unable to obtain needed capital or financing on satisfactory terms, our ability to pay cash distributions may be diminished or our financial leverage could increase.

        In order to increase our asset base, we will need to make expansion capital expenditures. If we do not make sufficient or effective expansion capital expenditures, we will be unable to expand our business operations and may be unable to raise the level of our cash distributions. To fund our expansion capital expenditures, we will be required to use cash from our operations or incur borrowings or sell additional common units or other membership interests. Such uses of cash from operations will reduce cash available for distribution to our members. Our ability to obtain bank financing or to access the capital markets for future equity or debt offerings may be limited by our financial condition at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by general economic conditions and contingencies and uncertainties that are beyond our control. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay distributions to our members. In addition, incurring additional debt may significantly increase our interest expense and financial leverage and issuing additional membership interests may result in significant unitholder dilution and increase the aggregate amount of cash required to maintain the then-current distribution rate, which could materially decrease our ability to pay distributions at the then-current distribution rate.

Unstable market and economic conditions may materially and adversely impact our business.

        Global financial markets and economic conditions have been, and continue to be, experiencing disruption following adverse changes in global capital markets. The debt and equity capital markets are experiencing significant volatility and banks and other commercial lenders have substantially curtailed their lending activities as a result of, among other things, significant write-offs in the financial services sector, the re-pricing of credit risk and current weak economic conditions. These circumstances continue to make it difficult to obtain funding.

        As a result, the cost of raising money in the debt and equity capital markets and commercial credit markets has increased substantially while the availability of funds from those markets has diminished significantly. Many lenders and institutional investors have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at maturity—at all or on terms similar to the debt being refinanced—and reduced and in some cases ceased to provide funding to borrowers. In some cases, lenders under existing revolving credit facilities have been unwilling or unable to meet their funding obligations, including one lender under our revolving credit facility. Due to these factors, we cannot be certain that new debt or equity financing will be available on acceptable terms or that we will be able to access the full amount of the available commitments under our expected revolving credit facility in the future.

        These circumstances have impacted our business, or may impact our business in a number of ways including but not limited to:

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  limiting the amount of capital available to us to fund new growth capital projects and acquisitions, which would limit our ability to grow our business, take advantage of business opportunities, respond to competitive pressures and increase distributions to our unitholders;

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  adversely affecting our ability to refinance outstanding indebtedness at maturity on favorable or fair terms or at all; and

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  weakening the financial strength of certain of our customers, increasing the credit risk associated with those customers and/or limiting their ability to grow which could affect their ability to pay for our services or prompt them to reduce the volume of natural gas they store in our facilities.

If we do not successfully complete expansion projects or make and integrate acquisitions that are accretive, our future growth may be limited.

        A principal focus of our strategy is to grow the cash distributions on our units by expanding our business. Our ability to grow depends on our ability to complete expansion and development projects and make acquisitions that result in an increase in cash per unit generated from operations. We have near term projects in progress to expand our capacity by up to an additional 39.0 Bcf, including 15.0 Bcf of capacity expected to become available during the summer of 2010 and an additional 7.0 Bcf of capacity expected to become available during the following fiscal year. We may be unable to successfully complete accretive expansion or development projects or acquisitions for any of the following reasons:

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  we are unable to identify attractive expansion or development projects or acquisition candidates or we are outbid by competitors;

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  we are unable to obtain necessary regulatory and/or government approvals, including approval of the CPUC relating to our application to, among other things, expand Wild Goose's storage capacity by 21.0 Bcf to 50.0 Bcf;

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  we are unable to realize anticipated costs savings or successfully integrate the businesses we build or acquire;

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  we are unable to raise financing on acceptable terms;

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  we make or rely upon mistaken assumptions about volumes, revenues and costs, including synergies and potential growth;

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  we are unable to secure adequate customer commitments to use the newly expanded or acquired facilities;

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  we are unable to hire, train or retain qualified personnel to manage and operate our business and assets;

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  we are unable to complete expansion projects on schedule and within budgeted costs;

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  we assume unknown liabilities when making acquisitions for which we are not indemnified or for which our indemnity is inadequate;

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  our management's and employees' attention is diverted because of other business concerns; or

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  we experience unforeseen difficulties operating in new product areas or new geographic areas.

        If any expansion or development project or acquisition eventually proves not to be accretive to our cash flow per unit, our business, financial condition, results of operations and ability to pay distributions to our members may be materially adversely affected.

Our business depends upon certain key employees who may not continue to work for us.

        We depend on the services and performance of certain executive officers and key employees. We do not maintain key-person insurance for any of these individuals. Our executive officers are not required to dedicate all of their business time to us, and there could be competition for the time and effort of our executive officers who provide services to our manager and its affiliates. The loss of any of these officers or our key employees or their failure to dedicate a sufficient amount of their business time to our business could negatively impact our ability to execute our strategy and adversely affect our business, financial condition, results of operations and ability to pay distributions to our members.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

        Currency exchange rate fluctuations could have an adverse effect on our results of operations. Historically, a portion of our revenue has been generated in Canadian dollars, but we incur operating and administrative expenses in both U.S. dollars and Canadian dollars and financing expenses in U.S. dollars. If the Canadian dollar weakens significantly, we would be required to convert more Canadian dollars to U.S. dollars to satisfy our obligations, which would cause us to have less cash available for distribution.

        A significant strengthening of the U.S. dollar could result in an increase in our financing expenses and could materially affect our financial results under U.S. GAAP. In addition, because we report our operating results in U.S. dollars, changes in the value of the U.S. dollar also result in fluctuations in our reported revenues and earnings. In addition, under U.S. GAAP, all foreign currency-denominated monetary assets and liabilities such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligations are revalued and reported based on the prevailing exchange rate at the end of the reporting period. This revaluation may cause us to report significant non-monetary foreign currency exchange gains and losses in certain periods.

Our operations are subject to environmental and worker safety laws and regulations that may expose us to significant costs and liabilities.

        Our natural gas storage activities are subject to stringent and complex federal, state, provincial and local environmental and worker safety laws and regulations. We may incur substantial costs in order to conduct our operations in compliance with these laws and regulations. Moreover, new, stricter environmental laws, regulations or enforcement policies could be implemented that significantly increase our compliance costs or the cost of any remediation of environmental contamination that may become necessary, and these costs could be material. In addition, laws and regulations to reduce emissions of greenhouse gases could affect the production or consumption of natural gas and, adversely affect the demand for our storage services and the rates we are able to charge for those services. See "Business—Regulation" for more information.

A change in the jurisdictional characterization of our assets by regulatory agencies or a change in policy by those agencies may result in increased regulation of our assets, which may cause our revenues to decline and operating expenses to increase.

        AECO Hub™ in Alberta is not currently subject to rate regulation. The Alberta Energy Resources Conservation Board, or the ERCB, has jurisdiction to regulate the technical aspects of construction, development, and operation of storage facilities. If approved to do so by the Alberta Government, the Alberta Utilities Commission, or the AUC, may also set prices for gas stored in Alberta. It is not currently Alberta Government policy to disturb market-based prices of independent gas storage facilities. If, however, the AUC was authorized to regulate the rates we charge, it could materially adversely affect our business. In addition, a connected pipeline tolling structure is available to our customers at AECO Hub™, allowing them to inject and withdraw natural gas without incremental transportation costs. There has been a recent decision to include the previously provincially-regulated Alberta System under the jurisdiction of the Federal National Energy Board, or NEB, and it is possible that the NEB could assume federal jurisdiction over, and set rates for, connected storage facilities, including AECO Hub™, or invoke transportation toll design changes that negatively impact AECO Hub™.

        Our Wild Goose operations are regulated by the CPUC. The CPUC has authorized us to charge our Wild Goose customers market-based rates because, as an independent storage provider, we, rather than ratepayers, bear the risk of any underutilized or discounted storage capacity. If the CPUC changes this determination, for instance as a result of a complaint in a proceeding, we could be limited to charging rates based on our cost of providing service plus a reasonable rate of return, which could have an adverse impact on our revenues associated with providing storage services. In addition, we have filed applications with the CPUC to, among other things, expand Wild Goose's storage capacity by 21.0 Bcf to 50.0 Bcf. We expect to receive the CPUC's approval during the summer of 2010, but we may not receive the approval at that time or at all.

        Our Salt Plains operations are subject to primary regulation by the Oklahoma Corporation Commission, or the OCC, and are permitted to conduct a limited amount of storage service in interstate commerce under FERC regulations and policies that allow pipeline and storage companies to engage in interstate commerce (commonly known as NGPA section 311 services under the Natural Gas Policy Act of 1978), which services are not subject to FERC's broader jurisdiction under the Natural Gas Act. These section 311 services are provided by Salt Plains pursuant to a Statement of Operating Conditions which is on file with FERC. FERC has permitted Salt Plains to charge market-based rates for its section 311 services. Market-based rate authority allows Salt Plains to negotiate rates with individual customers based on market demand. This right to charge market-based rates may be challenged by a party filing a complaint with FERC. Our market-based rate authorization may also be re-examined if we add substantial new storage capacity through expansion or acquisition and as a result obtain market power. Any successful complaint or protest against our rates, or re-examination of those rates by FERC, could limit us to charging rates based on our cost of providing service plus a reasonable rate of return, and could have an adverse impact on our revenues associated with providing storage services. Should FERC or the OCC change their relevant policies, or should we no longer qualify for primary regulation by the OCC, our results of operations could be materially adversely affected.

        Our current natural gas storage operations in the United States are generally exempt from the jurisdiction of FERC, under the Natural Gas Act of 1938, or the Natural Gas Act or, in the case of Salt Plains, are providing services under NGPA section 311. If our operations become subject to FERC regulation under the Natural Gas Act, such regulation may extend to such matters as:

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  rates, operating terms and conditions of service;

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  the types of services we may offer to our customers;

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  the expansion of our facilities;

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  creditworthiness and credit support requirements;

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  relationships among affiliated companies involved in certain aspects of the natural gas business; and

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  various other matters.

        In the event that our operations become subject to FERC regulation, and should we fail to comply with all applicable FERC-administered statutes, rules, regulations and orders, we could be subject to substantial penalties and fines. Under the Energy Policy Act of 2005, or EPAct 2005, FERC has civil penalty authority under the Natural Gas Act to impose penalties for certain violations of up to $1,000,000 per day for each violation. FERC also has the authority to order disgorgement of profits from transactions deemed to violate the Natural Gas Act and the EPAct 2005.

We hold title to our storage reservoirs under various types of leases and easements, and our rights thereunder generally continue only for so long as we pay rent or, in some cases, minimum royalties.

        Our rights under storage easements and leases continue for so long as we conduct storage operations and pay our grantors for our use, or otherwise pay rent owing to the applicable lessor. If we were unable to operate our storage facilities for a prolonged period of time (generally one year) or did not pay the rent or minimum royalty, as applicable, to maintain such storage easements and leases in good standing, we might lose title to our gas storage rights underlying our storage facilities. In addition, title to some of our real property assets may have title defects which have not historically materially affected the ownership or operation of our assets. In either case, to recover our lost rights or to remove the title defects, we would be required to utilize significant time and resources. In addition, we might be required to exercise our power of condemnation to the extent available. Condemnation proceedings are adversarial proceedings, the outcomes of which are inherently difficult to predict, and the compensation we might be required to pay to the parties whose rights we condemn could be significant and could materially adversely affect our business, financial condition, results of operations and ability to pay distributions to our members.

Our financial results are seasonal and generally lower in the second and third quarters of the calendar year, which may require us to borrow money in order to make distributions to our members during these quarters.

        Our cash expenditures related to our optimization activities are highest during summer months, and our cash receipts from our optimization activities are highest during winter months. As a result, our results of operations for the summer are generally lower than for the winter. With lower cash flow during the second and third calendar quarters, we may be required to borrow money in order to pay distributions to our members. Any restrictions on our ability to borrow money could restrict our ability to pay the minimum quarterly distributions to our members.

Our risk management policies cannot eliminate all commodity price risk. In addition, any non-compliance with our risk management policies could result in significant financial losses.

        While our hedging policies are designed to minimize commodity price risk, some degree of exposure to unforeseen fluctuations in market conditions remains. We have in place risk management systems that are intended to quantify and manage risks, including risks related to our hedging activities such as commodity price risk and basis risk. We monitor processes and procedures to prevent unauthorized trading and to maintain substantial balance between purchases and future sales and delivery obligations. However, these steps may not detect and prevent all violations of our risk management policies and procedures, particularly if deception or other intentional misconduct is involved. There is no assurance that our risk management procedures will prevent losses that would negatively affect our business, financial condition, results of operations and ability to pay distributions to our members. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Management Policy and Practices."

The adoption of certain derivatives legislation by Congress, and the imposition of certain new regulations, could have an adverse impact on our ability to hedge risks associated with our business.

        Congress currently is considering legislation that, among other things, may impose new levels of regulation on the over-the-counter derivatives marketplace, which could affect the use of derivatives in hedging transactions. Those proposals are in various stages in the House of Representatives and the Senate and are not sufficiently unified to permit an assessment of which, if any, of the proposals will be enacted by Congress, or whether they would have an impact on our hedging activities. Separately, in mid-January, 2010, the U.S. Commodity Futures Trading Commission, or CFTC, proposed regulations that would impose federal speculative position limits for speculation in some specific futures and option contracts in natural gas, crude oil, heating oil, and gasoline. These proposed regulations would preserve exemptions for many bona fide hedging of commercial risks. Although it is not possible at this time to predict whether or when Congress will act on derivatives legislation or the CFTC will adopt final regulations on the topic, any laws or regulations that subject us to additional capital or margin requirements relating to, or that impose material additional restrictions on, our trading and commodity positions, could have an adverse effect on our ability to hedge risks associated with our business or may increase the total cost of our hedging activity.

We may enter into commercial obligations that exceed the physical capabilities of our facilities.

        We enter into LTF and STF contracts and proprietary optimization transactions based on our understanding of the injection, withdrawal and working gas storage capabilities of our facilities as well as the expected usage patterns of our customers. If our understanding of the capabilities of our facilities or our expectations of the usage by customers is inaccurate we may be obligated to customers to inject, withdraw or store natural gas in manners which our facilities are not physically able to satisfy. If we are unable to satisfy our obligations to our customers we may be liable for damages, the customers could have the right to terminate their contracts with us, and our reputation and customer relationships may be damaged.

Our operations could be affected by terrorist activities and catastrophic events that could result from terrorism.

        In the event that our storage facilities are subject to terrorist activities, such activities could significantly impair our operations and result in a decrease in revenues and additional costs to repair and insure our assets. The effects of, or threat of, terrorist activities could result in a significant decline in the North American economy and the decreased availability and increased cost of insurance coverage. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and ability to pay distributions to our members.

We depend on a limited number of customers for a significant portion of our revenues. The loss of any of these customers could result in a decline in our revenues and cash available to make distributions.

        We rely on a limited number of customers for a significant portion of our revenues. For the nine months ended December 31, 2009, one of our customers accounted for approximately 44% of our gross revenue, and for the fiscal year ended March 31, 2008, two of our customers accounted for approximately 43% of our gross revenue. The loss of all or a portion of the revenues attributable to our key customers as a result of competition, creditworthiness, inability to negotiate extensions or replacements of contracts or otherwise, could have a material adverse effect on our business, financial condition, results of operations and ability to pay distributions to our members.

Risks Inherent in an Investment in Us

Holdco controls our manager, which has sole responsibility for conducting our business and managing our operations. Our manager has delegated this responsibility to our board, all of the members of which are appointed by our manager. Our manager and its affiliates, including Holdco, have conflicts of interest with us and limited fiduciary duties, and they may favor their own interests to the detriment of our common unitholders.

        Following this offering, Holdco will own and control our manager. Our manager will appoint all of the members of our board, which will manage and operate us. Some of our directors and executive officers are directors or officers of our manager or its affiliates, including Holdco. Although our board has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, our directors and officers have a fiduciary duty to manage our business in a manner beneficial to Holdco. Therefore, conflicts of interest may arise between Holdco and its affiliates, including our manager, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our board may favor our manager's own interests and the interests of its affiliates over the interests of our common unitholders. These conflicts include the following situations:

  •
  neither our Operating Agreement nor any other agreement requires Holdco to pursue a business strategy that favors us or our unitholders;

  •
  pursuant to our Operating Agreement, our manager has limited its liability and defined its and our board's fiduciary duties in ways that are protective of it and the board as compared to liabilities and duties that would be imposed upon a managing member under Delaware law in the absence of such definition. Our Operating Agreement also restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty under Delaware common law. By purchasing common units, unitholders are consenting to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable law;

  •
  our board determines the amount and timing of asset purchases and sales, borrowings, issuance of additional membership interests and reserves, each of which can affect the amount of cash that is distributed to unitholders;

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  our board determines the amount and timing of any capital expenditures and, based on the applicable facts and circumstances, whether a capital expenditure is classified as a maintenance capital expenditure. This determination can affect the amount of cash that is distributed to our unitholders, including distributions on our subordinated units, and to the holders of the incentive distribution rights, as well as the ability of the subordinated units to convert to common units;

  •
  our board determines which costs incurred by our manager and its affiliates are reimbursable by us;

  •
  our Operating Agreement does not restrict our manager from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf;

  •
  our manager may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units;

  •
  Holdco and its affiliates are not limited in their ability to compete with us;

  •
  our manager is allowed to take into account the interests of parties other than us, including Holdco and its affiliates, in resolving conflicts of interest with us;

  •
  except in limited circumstances, our manager has the power and authority to conduct our business without unitholder approval;

  •
  our operating agreement permits us to borrow funds to permit the payment of cash distributions or fund operating expenditures. These borrowings will be treated as cash receipts for the purpose of calculating operating surplus, and thus may permit us to achieve the financial conditions necessary for the subordinated units to convert to common units;

  •
  our manager may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units or to make incentive distributions;

  •
  our Operating Agreement permits us to distribute up to $             million from capital sources, including on the incentive distribution rights, without treating such distribution as a distribution from capital;

  •
  our manager controls the enforcement of the obligations that it and its affiliates owe to us; and

  •
  our manager decides whether to retain separate counsel, accountants or others to perform services for us.

        See "Conflicts of Interest and Fiduciary Duties."

Affiliates of our manager, including Holdco and the Carlyle/Riverstone Funds and their portfolio company subsidiaries, are not limited in their ability to compete with us and are not obligated to offer us the opportunity to pursue additional assets or businesses.

        Our Operating Agreement among us, Holdco and others will not prohibit affiliates of our manager, including Holdco and the Carlyle/Riverstone Funds, from owning assets or engaging in businesses that compete directly or indirectly with us. Holdco is pursuing a potential gas storage development project in western Canada and currently holds the rights to build a salt dome cavern gas storage facility in Louisiana and a depleted reservoir in southern Texas. Holdco may but is not required to offer us the opportunity to purchase these projects. Holdco may instead opt to develop these projects in competition with us. In addition, the Carlyle/Riverstone Funds and their portfolio companies may acquire, construct or dispose of additional natural gas storage or other assets in the future, without any obligation to offer us the opportunity to purchase or construct any of those assets. The Carlyle/Riverstone Funds and their affiliates are large, established participants in the energy industry and may have greater resources than we have, which may make it more difficult for us to compete with these entities with respect to commercial activities as well as for acquisition opportunities. As a result, competition from these entities could adversely impact our business, financial condition, results of operations and ability to pay distributions to our members. See "Conflicts of Interest and Fiduciary Duties."

Holders of our common units have limited voting rights and are not entitled to elect our manager or our directors, which could reduce the price at which the common units will trade.

        Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. Unitholders will have no right to elect our manager or our board on an annual or other continuing basis. Our board, including our independent directors, will be chosen entirely by our manager. Unlike publicly traded corporations, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. Furthermore, if the unitholders were dissatisfied with the performance of our manager, they will have little ability to remove our manager. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Upon completion of this offering, we will be a "controlled company" within the meaning of NYSE rules and, as a result, will qualify for, and intend to rely on, exemptions from some of the NYSE listing requirements with respect to independent directors.

        Because Holdco will control more than 50% of the voting power for the election of our directors upon completion of this offering, we will be a controlled company within the meaning of NYSE rules which exempt controlled companies from the following corporate governance requirements:

  •
  the requirement that a majority of the board consist of independent directors;

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  the requirement that we have a nominating or corporate governance committee, composed entirely of independent directors, that is responsible for identifying individuals qualified to become board members, consistent with criteria approved by the board, selection of board nominees for the next annual meeting of shareholders, development of corporate governance guidelines and oversight of the evaluation of the board and management;

  •
  the requirement that we have a compensation committee of the board, composed entirely of independent directors, that is responsible for reviewing and approving corporate goals and objectives relevant to chief executive officer compensation, evaluation of the chief executive officer's performance in light of the goals and objectives, determination and approval of the chief executive officer's compensation, making recommendations to the board with respect to compensation of other executive officers and incentive compensation and equity-based plans that are subject to board approval and producing a report on executive compensation to be included in an annual proxy statement or Form 10-K filed with the SEC;

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  the requirement that we conduct an annual performance evaluation of the nominating, corporate governance and compensation committees; and

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  the requirement that we have written charters for the nominating, corporate governance and compensation committees addressing the committees' responsibilities and annual performance evaluations.

        For so long as we remain a controlled company, we are not required to have a majority of independent directors or nominating, corporate governance or compensation committees. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

You will experience immediate and substantial dilution of $            in our pro forma tangible net book value per common unit.

        The estimated initial public offering price of $20.00 per unit exceeds our pro forma net tangible book value of $            per unit. Based on the estimated initial public offering price of $20.00 per unit, you will incur immediate and substantial dilution of $            per common unit. This dilution results primarily because the assets contributed by our manager and its affiliates are recorded at their historical cost, and not their fair value, in accordance with GAAP. See "Dilution."

Our Operating Agreement limits our manager's and directors' fiduciary duties to holders of our common units and restricts the remedies available to holders of our common units for actions taken by our manager or board that might otherwise constitute breaches of fiduciary duty.

        Our Operating Agreement contains provisions that reduce the fiduciary standards to which our manager or directors would otherwise be held by state fiduciary duty laws. The limitation and definition of these duties is permitted by the Delaware law governing limited liability companies. For example, our Operating Agreement:

  •
  permits our manager to make a number of decisions in its individual capacity, as opposed to in its capacity as our manager, or in its sole discretion. This entitles our manager to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any unitholder. Examples include the exercise of its limited call right, the exercise of its rights to transfer or vote the units it owns, the exercise of its registration rights and its determination whether or not to consent to any merger or consolidation of the company or amendment to our Operating Agreement;

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  provides that our manager or directors will not have any liability to us or our unitholders for decisions made in their capacity as manager or board members so long as they acted in good faith, meaning they believed the decision was in our best interests;

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  generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or must be "fair and reasonable" to us, as determined by our board and that, in determining whether a transaction or resolution is "fair and reasonable," our board may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

  •
  provides that our manager and our officers and directors will not be liable for monetary damages to us or our other members for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the manager or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

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  provides that in resolving conflicts of interest, it will be presumed that in making its decision the manager or our board acted in good faith, and in any proceeding brought by or on behalf of any unitholder or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

Even if unitholders are dissatisfied, they cannot initially remove our manager without Holdco's consent.

        If you are dissatisfied with the performance of our manager, you will have little ability to remove our manager. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove our manager. Following the closing of this offering, Holdco will own        % of our outstanding common and subordinated units. Accordingly, our public unitholders are currently unable to remove our manager without Holdco consent because Holdco will own sufficient units to be able to prevent the manager's removal.

        If our manager is removed without cause during the subordination period and no units held by our manager and its affiliates are voted in favor of that removal, all subordinated units held by our manager and its affiliates will automatically be converted into common units. If no units held by any holder of subordinated units or its affiliates are voted in favor of that removal, all subordinated units will convert automatically into common units and any existing arrearages on the common units will be extinguished. A removal of our manager under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met the tests specified in our Operating Agreement. Cause is narrowly defined in our Operating Agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our manager liable for actual fraud or willful misconduct in its capacity as our manager. Cause does not include most cases of poor management of the business.

Our manager, or its interest in us, may be transferred to a third party without unitholder consent.

        Our manager may transfer its managing member interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, our Operating Agreement does not restrict the ability of the owners of our manager from transferring ownership of our manager to a third party. The new owners of our manager would then be in a position to revoke the delegation to our board of the authority to conduct our business and operations or to replace our directors and officers with their own choices. This effectively permits a "change of control" of the company without your vote or consent.

Increases in interest rates could adversely impact our unit price and our ability to issue additional equity to make acquisitions or for other purposes.

        An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular for yield-based equity investments such as our common units. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units to decline. Therefore, changes in interest rates may affect our ability to issue additional equity to make acquisitions or for other purposes.

It is our policy to distribute a significant portion of our available cash to our members, which could limit our ability to grow and make acquisitions.

        Pursuant to our cash distribution policy, we expect that we will distribute a significant portion of our available cash to our members and will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy may impair our ability to grow.

        In addition, because we intend to distribute a significant portion of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may impact the available cash that we have to distribute to our members. See "Our Cash Distribution Policy and Restrictions on Distributions."

We may issue additional membership interests without your approval, which would dilute your existing ownership interests.

        Our Operating Agreement does not limit the number of additional membership interests that we may issue at any time without the approval of our unitholders. Our issuance of additional common units or other membership interests of equal or senior rank may have the following effects:

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  each unitholder's proportionate ownership interest in us will decrease;

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  the amount of cash available for distribution on each unit may decrease;

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  because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

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  the ratio of taxable income to distributions may increase;

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  the relative voting strength of each previously outstanding unit may be diminished; and

  •
  the market price of the common units may decline.

Our manager has a call right that may require you to sell your common units at an undesirable time or price.

        If at any time our manager and its affiliates own more than 80% of the common units, our manager will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price, as calculated pursuant to the terms of our Operating Agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. Our manager is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the call right. There is no restriction in our Operating Agreement that prevents our manager from issuing additional common units and exercising its call right. If our manager exercised its call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. At the completion of this offering and assuming no exercise of the underwriters' option to purchase additional common units, our manager and its affiliates will own approximately        % of our outstanding common units. At the end of the subordination period, assuming no additional issuances of common units (other than for the conversion of the subordinated units into common units), our manager and its affiliates will own approximately        % of our outstanding common units. For additional information about this call right, see "The Operating Agreement—Limited Call Right."

Our Operating Agreement restricts the voting rights of unitholders owning 20% or more of our common units.

        Our Operating Agreement restricts unitholders' voting rights by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our manager and its affiliates, their transferees and persons who acquired such units with the prior approval of our board, cannot vote on any matter. Our Operating Agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

        Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 18-607 of the Delaware Limited Liability Company Act, or the Delaware Act, we may not make a distribution to unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of an impermissible distribution, members who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited liability company for the distribution amount. A purchaser of common units will be liable for the obligations of the transferor to make contributions to us that are known to such purchaser at the time it became a member and for unknown obligations if the liabilities could be determined from our Operating Agreement.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

        Prior to the offering, there has been no public market for the common units. After the offering, there will be only 17,500,000 publicly-traded common units, assuming no exercise of the underwriters' option to purchase additional common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, a lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

        The initial public offering price for the common units has been determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

  •
  our quarterly distributions;

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  our quarterly or annual earnings or those of other companies in our industry;

  •
  loss of a large customer;

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  announcements by us or our competitors of significant contracts or acquisitions;

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  changes in accounting standards, policies, guidance, interpretations or principles;

  •
  general economic conditions;

  •
  the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

  •
  future sales of our common units; and

  •
  the other factors described in these "Risk Factors."

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets, including sales by Holdco or other large holders.

        After this offering, we will have            common units and            subordinated units outstanding, which includes the 17,500,000 common units we are selling in this offering that may be resold in the public market immediately. All of the subordinated units will convert into common units at the end of the subordination period, which could occur as early as the distribution in respect of the quarter ending March 31, 2013. All of the            common units that are issued to Holdco will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters. Each of the lock-up agreements with the underwriters may be waived in the discretion of             . Sales by Holdco or other large holders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide registration rights to Holdco. Under our Operating Agreement, our manager and its affiliates have additional registration rights relating to the offer and sale of any units that they hold, subject to certain limitations. See "Units Eligible for Future Sale."

We will incur increased costs as a result of being a publicly-traded company.

        We have no history operating as a publicly-traded company. As a publicly-traded company we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and the NYSE, require publicly-traded entities to adopt various corporate governance practices that will further increase our costs. Before we are able to make distributions to our members, we must first pay or reserve cash for our expenses, including the costs of being a public company. As a result, the amount of cash we have available for distribution to our members will be affected by the costs associated with being a public company.

        Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Exchange Act. We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly-traded company, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our SEC reporting requirements.

        We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult for us to attract and retain qualified persons to serve on our board or as executive officers.

        We estimate that we will incur approximately $3.4 million of estimated incremental costs per year associated with being a publicly-traded company; however, it is possible that our actual incremental costs of being a publicly-traded company will be higher than we currently estimate.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.

        We are in the process of evaluating our internal controls systems to allow management to report on, and our independent registered public accounting firm to audit, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and will be required to comply with Section 404 in our annual report for our fiscal year ending March 31,             (subject to any change in applicable SEC rules). Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board, or PCAOB, rules and regulations that remain unremediated. Although we produce our financial statements in accordance with GAAP, our internal accounting controls may not meet all standards applicable to companies with publicly-traded securities. As a publicly-traded company, we will be required to report, among other things, control deficiencies that constitute a "material weakness" or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities such as the SEC or the PCAOB. If we do not implement improvements to our disclosure controls and procedures or to our internal controls in a timely manner, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal controls over financial reporting pursuant to an audit of our internal controls over financial reporting. This may subject us to adverse regulatory consequences or a loss of confidence in the reliability of our financial statements. We could also suffer a loss of confidence in the reliability of our financial statements if our independent registered public accounting firm reports a material weakness in our internal controls, if we do not develop and maintain effective controls and procedures or if we are otherwise unable to deliver timely and reliable financial information. Any loss of confidence in the reliability of our financial statements or other negative reaction to our failure to develop timely or adequate disclosure controls and procedures or internal controls could result in a decline in the price of our common units. In addition, if we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets and the price of our common units may be adversely affected.

Tax Risks to Common Unitholders

        In addition to reading the following risk factors, you should read "Material U.S. Tax Consequences" and "Material Canadian Federal Income Tax Consequences" for a more complete discussion of the expected material tax consequences of owning and disposing of common units.

We anticipate being treated as a partnership for U.S. federal income tax purposes and having no liability for U.S. federal income tax. If the U.S. Internal Revenue Service, or the IRS, were to treat us as a corporation for U.S. federal income tax purposes, then our cash available for distribution to you would be substantially reduced.

        We anticipate that Niska Gas Storage Partners LLC will be treated as a partnership for U.S. federal income tax purposes. However, it is possible in certain circumstances for a limited liability company such as us to be treated as a corporation for U.S. federal income tax purposes. Although we do not believe that we will be so treated based upon our current operations, a change in our business (or a change in current law) could cause us to be treated as a corporation for U.S. federal income tax purposes or otherwise subject us to taxation as an entity. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us.

        If we were treated as a corporation for U.S. federal income tax purposes, we would pay U.S. federal income tax on our taxable income at the corporate tax rate. Distributions to you would generally be taxed again as corporate dividends, and no income, gains, losses or deductions would flow through to you. Because corporate income taxes would be imposed upon us, our cash available for distribution to you would be substantially reduced, likely causing a substantial reduction in the value of our common units. For additional discussion regarding the importance of our treatment as a partnership, see "Material U.S. Tax Consequences—Taxation of Niska Gas Storage Partners LLC—Partnership Status."

        Our Operating Agreement provides that the adverse impact of any such additional entity-level taxation will be borne by all members. See "Provisions of Our Operating Agreement Relating to Cash Distributions—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels."

Notwithstanding our treatment for U.S. federal income tax purposes, we will be subject to certain non-U.S. taxes. If a taxing authority were to successfully assert that we have more tax liability than we anticipate or legislation were enacted that increased the taxes to which we are subject, the cash available for distribution to you could be further reduced.

        Most of our business operations and subsidiaries will be subject to income, withholding and other taxes in the non-U.S. jurisdictions in which they are organized or from which they receive income, reducing the amount of cash available for distribution. In computing our tax obligation in these non-U.S. jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing tax authorities, such as whether withholding taxes will be reduced by the application of certain tax treaties. Upon review of these positions the applicable authorities may not agree with our positions. A successful challenge by a tax authority could result in additional tax being imposed on us, reducing the cash available for distribution to you. In addition, changes in our operations or ownership could result in higher than anticipated tax being imposed in jurisdictions in which we are organized or from which we receive income and further reduce the cash available for distribution. For more details, see "Material Canadian Federal Income Tax Consequences—Taxation of Niska Gas Storage Partners LLC." Although these taxes may be properly characterized as foreign income taxes, you may not be able to credit them against your liability for U.S. federal income taxes on your share of our earnings. For more details see "Material U.S. Tax Consequences—U.S. Federal Income Taxation of Unitholders—Foreign Tax Credits."

        Our Operating Agreement provides that the adverse impact of any such additional entity-level taxation will be borne directly or indirectly by all members. See "Provisions of Our Operating Agreement Relating to Cash Distributions—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels."

If we were subjected to a material amount of additional entity-level taxation by individual states and localities, it would reduce our cash available for distribution to you.

        Changes in current state law may subject us to additional entity-level taxation by individual states and localities, reducing our cash available for distribution to you. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships and limited liability companies to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Our Operating Agreement provides that the adverse impact of any such additional entity-level taxation will be borne by all members. See "Provisions of Our Operating Agreement Relating to Cash Distributions—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels."

We may become a resident of Canada and have to pay tax in Canada on our worldwide income, which could reduce our earnings, and unitholders could then become taxable in Canada in respect of their ownership of our units. Moreover, as a non-resident of Canada we may have to pay tax in Canada on our Canadian source income, which could reduce our earnings.

        Under the Income Tax Act (Canada), or the Canadian Tax Act, a company that is resident in Canada is subject to tax in Canada on its worldwide income, and unitholders of a company resident in

Canada may be subject to Canadian capital gains tax on a disposition of its units and to Canadian withholding tax on dividends paid in respect of such units.

        Our place of residence, under Canadian law, would generally be determined based on the place where our central management and control is, in fact, exercised. It is not our current intention that our central management and control be exercised in Canada. Based on our operations, we do not believe that we are, nor do we expect to be, resident in Canada for purposes of the Canadian Tax Act, and we intend that our affairs will be conducted and operated in a manner such that we do not become a resident of Canada under the Canadian Tax Act. However, if we were or become resident in Canada, we would be or become subject under the Canadian Tax Act to Canadian income tax on our worldwide income. Further, unitholders who are non-residents of Canada may be or become subject under the Canadian Tax Act to tax in Canada on any gains realized on the disposition of our units and would be or become subject to Canadian withholding tax on dividends paid or deemed to be paid by us, subject to any relief that may be available under a tax treaty or convention.

Our tax treatment as a publicly-traded partnership, as a company with multi national operations as well as the tax treatment of an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

        The present tax treatment of publicly-traded partnerships, companies with multi national operations, or an investment in such entities as Niska Gas Storage Partners LLC is complex and may be modified by administrative, legislative or judicial interpretation at any time. Any modification to the tax laws, treaties and interpretations thereof may or may not be applied retroactively. Any such changes could negatively impact the value of an investment in our common units.

If a tax authority contests the positions we take, the market for our common units may be adversely impacted and the cost of any such contest will reduce our cash available for distribution to you.

        We have not requested a ruling from the IRS or the Canada Revenue Agency with respect to our treatment as a partnership for U.S. federal income tax purposes or any other matter affecting us. The tax authorities may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from other positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take, and a court may not agree with these positions. Any contest with a tax authority may materially and adversely impact the market for our common units and the price at which they trade. In addition, our costs of any contest with a tax authority will be borne by our members because the costs will reduce our cash available for distribution.

You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

        Because our unitholders will be treated as partners for U.S. federal income tax purposes to whom we will allocate taxable income which could be different in amount than the cash we distribute, you will be required to pay any U.S. federal income taxes and, in some cases, state and local income taxes on your share of our taxable income even if you receive no cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from that income.

Tax gain or loss on the disposition of our common units could be more or less than expected.

        If you sell your common units, you will recognize a gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your tax basis in those common units. Because for U.S. federal income tax purposes distributions in excess of your allocable share of our net taxable income decrease your tax basis in your common units, the amount, if any, of such prior excess distributions with respect to the units you sell will, in effect, become taxable income to you for U.S. federal income tax purposes if you sell such units at a price greater than your tax basis in those units, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder's share of our liabilities, you may incur a tax liability on the sale of your units in excess of the amount of cash you receive. See "Material U.S. Tax Consequences—Disposition of Common Units—Recognition of Gain or Loss."

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

        Investment in common units by a tax-exempt entity, such as employee benefit plans and individual retirement accounts (known as IRAs), or a non-U.S. person raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from U.S. federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. In addition, we expect to withhold taxes from distributions to non-U.S. persons at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal tax returns and pay tax on their shares of our taxable income attributable to our U.S. operations. If you are a tax exempt entity (or intend to hold our units through an IRA) or a non-U.S. person, you should consult your tax advisor before investing in our common units. See "Material U.S. Tax Consequences—Non-U.S. Investors" and "Material U.S. Tax Consequences—Tax-Exempt Organizations."

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

        Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of taxable income recognized by you as a result of your ownership of our units. It also could affect the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. See "Material U.S. Tax Consequences—U.S. Federal Income Taxation of Unitholders—Section 754 Election."

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

        We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly-traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Although existing publicly-traded partnerships are entitled to rely on these proposed Treasury Regulations, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Moreover, our method of proration differs from the proposed Treasury Regulations with respect to allocations of certain items of income and loss. Our counsel has not rendered an opinion regarding the validity of our proration method. See "Material U.S. Tax Consequences—Disposition of Common Units—Allocations Between Transferors and Transferees."

A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of those units. If so, such unitholder would no longer be treated as the owner of those units for tax purposes during the period of the loan and may recognize gain or loss from the disposition.

        Because a unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of the loaned units, such unitholder may no longer be treated for tax purposes as an owner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder in respect of those units could be fully taxable as ordinary income. Our counsel has not rendered an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller. Unitholders desiring to assure their status as owners of units for tax purposes and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from loaning their units. See "Material U.S. Tax Consequences—U.S. Federal Income Taxation of Unitholders—Treatment of Short Sales."

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our tax partnership for U.S. federal income tax purposes.

        We will be considered to have terminated our tax partnership for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Our termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns for one fiscal year and may result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a calendar year, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but it would result in our being treated as a new partnership for tax purposes. If we were treated as a new partnership, we would be required to make new tax elections and could be subject to penalties if we were unable to determine that a termination occurred. See "Material U.S. Tax Consequences—Disposition of Common Units—Constructive Termination."

As a result of investing in our common units, you may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire property.

        In addition to U.S. federal income taxes, you will likely be subject to state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future, even if you do not live in any of those jurisdictions. You will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We will initially own assets and conduct business in California and Oklahoma. Each of these states currently imposes a personal income tax on individuals. Many states also imposes an income tax on corporations and other entities. As we make acquisitions or expand our business, we may own assets or conduct business in additional states that impose a personal income tax. It is your responsibility to file all U.S. federal, foreign, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units.

USE OF PROCEEDS

        We expect the net proceeds from this offering will be approximately $         million after deducting approximately $         million of underwriting discounts and expenses. We intend to use approximately $         million of the net proceeds of this offering to repay borrowings under the revolving credit facility that we expect to enter into upon the closing of this offering, and the remainder for general company purposes, including to fund a portion of the cost of our expansion projects. Pending such use, we may temporarily pay down indebtedness under our expected revolving credit facility.

        We expect that the amount outstanding under the revolving credit facility as of the closing of this offering will be $             million, with a weighted average interest rate of        %. We expect that the outstanding borrowings under our revolving credit facility will be used to fund a distribution to Holdco or will have been used for working capital borrowings. We expect that our revolving credit facility will have a maturity date of                . We expect that affiliates of the underwriters participating in this offering will be lenders under our revolving credit facility and accordingly, will receive a portion of the proceeds of this offering. Please read "Underwriting—Relationships."

        Our estimates assume an initial public offering price of $20.00 per common unit and no exercise of the underwriters' option to purchase additional common units. An increase or decrease of $1.00 per common unit in the initial public offering price would cause the net proceeds from the offering, after deducting underwriting discounts, to increase or decrease by $17.5 million. If the proceeds increase due to a higher initial public offering price, we will use the additional proceeds to increase the amount of the borrowings in order to increase the distribution to Holdco. If the proceeds decrease due to a lower initial public offering price, we will decrease the amount of the borrowing and correspondingly decrease the distribution to Holdco.

        The proceeds from any exercise of the underwriters' option to purchase additional common units will be used to pay a distribution to Holdco.

CAPITALIZATION

        The following table shows our cash and cash equivalents and capitalization as of December 31, 2009:

  •
  on a combined historical basis;

  •
  as adjusted to give effect to Niska Canada's and Niska US's expected non-public offerings of senior notes and the application of the net proceeds therefrom, the concurrent termination of our existing credit facility and the distribution by Niska Predecessor of certain development projects to one of its affiliates; and

  •
  as further adjusted to give effect to our formation and related transactions as described under "Prospectus Summary—Formation Transactions," including the application of the net proceeds from this offering as described under "Use of Proceeds."

        This table is derived from and should be read in conjunction with and is qualified in its entirety by reference to, our historical and pro forma combined financial statements and "Prospectus Summary—Formation Transactions" and the accompanying notes included elsewhere in this prospectus. You should read this table in conjunction with "Prospectus Summary—Formation Transactions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of December 31, 2009
	Historical	As Adjusted	As Further Adjusted
	(in thousands)
Cash and cash equivalents	$45,682	$45,682	$

Existing revolving credit facility(1)	190,000	—		—
Overdraft	473	—		—
Expected revolving credit facility	—	115,000		115,000
Long-term debt:
Term loan	592,526	—		—
Expected senior notes	—	800,000		800,000

Total debt	$782,999	$915,000		$915,000

Equity:
Limited Partner Interests of Niska Predecessor	$969,232	$874,231		$—
Niska Gas Storage Partners LLC:
Common units—Public	$—	$—	$
Common units—Holdco	—	—
Subordinated units—Holdco	—	—
Managing member interest—Holdco	—	—
Total members' capital	—	—

Total capitalization	$1,752,231	$1,789,231	$

(1)
As of February 16, 2010, borrowings outstanding under our existing credit facility were $75 million, and it is anticipated that our existing credit facility will be fully repaid with the proceeds of the expected non-public offering of senior notes.

DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per unit after the offering. Assuming an initial public offering price of $            per common unit, on a pro forma basis as of December 31, 2009 our net tangible book value was $             million, or $            per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in pro forma net tangible book value per unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit		$
Pro forma net tangible book value per unit before the offering(1)	$
Decrease in pro forma net tangible book value per unit attributable to purchasers in the offering

Less: Pro forma net tangible book value per unit after the offering(2)

Immediate dilution in pro forma net tangible book value per unit attributable to purchasers in the offering(3)		$

(1)
Determined by dividing the number of units (            common units,            subordinated units and the 2% managing member interest, which has a dilutive effect equivalent to            units) to be issued to Holdco and its affiliates for their contribution of assets and liabilities to us into the pro forma net tangible book value of the contributed assets and liabilities. The number of units notionally represented by the 2% managing member interest is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common and subordinated units outstanding divided by 98%) by the 2% managing member interest.

(2)
Determined by dividing the total number of units to be outstanding after the offering (            common units,            subordinated units and the 2% managing member interest, which has a dilutive effect equivalent to            units) into our pro forma net tangible book value, after giving effect to the application of the expected net proceeds of the offering. The number of units notionally represented by the 2% managing member interest is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common and subordinated units outstanding divided by 98%) by the 2% managing member interest.

(3)
If the initial public offering price were to increase or decrease by $1.00 per unit, dilution in pro forma net tangible book value per unit would increase by $            or decrease by $            , respectively.

        The following table sets forth the number of units that we will issue and the total consideration contributed to us by the purchasers of common units in this offering and by us to Holdco and its affiliates (including our manager):

	Units Acquired			Total Consideration
	Number	%		Amount %
(in millions)
Holdco and its affiliates(1)(2)			%	$	%
New investors			%	$	%

Total		100%		$	100%

(1)
Upon completion of the transactions contemplated by this prospectus, Holdco and its affiliates (including our manager) will own            common units,            subordinated units and the 2% managing member interest, which has a dilutive effect equivalent to            units. The number of

  units represented by the 2% managing member interest is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common and subordinated units outstanding divided by 98%) by the 2% managing member interest.

(2)
The assets and liabilities contributed by Holdco and its affiliates were recorded at historical cost in accordance with GAAP. The following table shows the investment of Holdco and its affiliates in us after giving effect to this offering and certain distributions to Holdco and its affiliates and other related formation transactions.

(in millions)
Net investment prior to offering	$
Less: Distributions to Holdco and its affiliates prior to the closing of the offering

Total consideration to us	$

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

        You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. For more detailed information regarding the factors and assumptions upon which our cash distribution policy is based, see "—Assumptions and Considerations" below. In addition, you should read "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

        For additional information regarding our historical and pro forma operating results, you should refer to our historical and pro forma financial statements included elsewhere in this prospectus.

General

  Our Cash Distribution Policy

        Our Operating Agreement contains a policy pursuant to which we will pay regular quarterly cash distributions in an aggregate amount equal to substantially all of our available cash. Under the policy, each quarter our board will make a determination of the amount of cash available for distribution to members. Our board will determine cash available for distribution to be an amount equal to all cash on hand at the end of the quarter, less reserves for the prudent conduct of our business (including reserves for payments to our manager and capital expenditures) or for distributions to members in respect of future quarters. Our board's determination of available cash will take into account the need to maintain certain cash reserves to preserve our distribution levels across seasonal and cyclical fluctuations in our business. Our board may determine to reserve or reinvest excess cash in order to permit gradual or consistent increases in quarterly distributions and may borrow to fund distributions in quarters when we generate less available cash than necessary to sustain or grow our cash distributions per unit.

        Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our available cash, after expenses and reserves, rather than retaining it. Because we believe we will generally finance any capital investments from external financing sources, including commercial bank borrowings and the issuance of debt and equity interests, we believe that our investors are best served by our distributing all of our available cash. Because we are not subject to entity-level U.S. federal income tax, we will have more cash to distribute to you than would be the case if we were subject to such tax.

  Limitations on Cash Distributions; Ability to Change Our Cash Distribution Policy

        There is no guarantee that unitholders will receive quarterly cash distributions from us. Our distribution policy may be changed at any time and is subject to certain restrictions, including:

  •
  Our cash distribution policy may be affected by restrictions on distributions under the credit facility that we expect to enter into and by the indenture relating to the expected non-public offerings of senior notes by Niska Canada and Niska US as well as by restrictions in future debt agreements that we enter into. Specifically, the credit facility and indenture are expected to contain financial tests and covenants, commensurate with companies of our credit quality, that we must satisfy. Should we be unable to satisfy these restrictions under our credit facility or indenture or if we are otherwise in default under our credit facility or indenture, we would be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Expected Non-Public Offerings of Senior Notes by Niska US and Niska Canada" and "—Expected New Credit Facility."

  •
  Our board's determination of cash available for distribution will take into account reserves for the prudent conduct of our business (including reserves for cash distributions to our members),

    and the establishment of (or any increase in) those reserves could result in a reduction in cash distributions to our unitholders from the levels we currently anticipate.

  •
  Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board.

  •
  Under Section 18-607 of the Delaware Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

  •
  We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, working capital requirements and anticipated cash needs. Our cash available for distribution to unitholders is directly impacted by our cash expenses necessary to run our business, including capital needs to maintain our storage facilities, to finance our proprietary optimization program and to fund the margin requirements of our hedging instruments.

  Our Cash Distribution Policy May Limit Our Ability to Grow

        Because we intend to distribute substantially all of our available cash, our growth may not be as fast as the growth of businesses that reinvest their available cash to expand ongoing operations. Moreover, our future growth may be slower than our historical growth. We expect that we will, in large part, rely upon external financing sources, including bank borrowings and issuances of debt and equity interests, to fund our expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy could significantly impair our ability to grow.

Minimum Quarterly Distribution

        Upon completion of this offering, our board will adopt a policy pursuant to which we will declare a minimum quarterly distribution of $            per unit per complete quarter, or $            per unit per year, to be paid no later than 45 days after the end of each fiscal quarter. This equates to an aggregate cash distribution of approximately $25.3 million per quarter or $101.3 million per year, in each case based on the number of common units and subordinated units and the 2% managing member interest to be outstanding immediately after completion of this offering.

        If the underwriters do not exercise their option to purchase additional common units, we will issue 2,625,000 common units to Holdco at the expiration of the option. If and to the extent the underwriters exercise their option to purchase additional common units, the number of units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to Holdco. Accordingly, the exercise of the underwriters' option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. See "Underwriting."

        As of the date of this offering, our manager will be entitled to 2% of all distributions that we make prior to our liquidation. Our manager's initial 2% interest in distributions may be reduced if we issue additional units in the future (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units, the issuance of common units to Holdco upon expiration of the underwriters' option to purchase additional common units or the issuance of common units upon conversion of outstanding subordinated units) and our manager does not contribute a proportionate amount of capital to us to maintain its initial 2% managing member interest.

        The table below sets forth the number of outstanding common units and subordinated units upon the closing of this offering and the number of unit equivalents the managing member interest represents and the aggregate distribution amounts payable on such interests for four quarters based on our minimum quarterly distribution of $            per unit per quarter (or $             per unit on an annualized basis).

		Distributions
	Number of Units	One Quarter		Four Quarters
Publicly held common units	17,500,000	$		$
Common units held by Holdco(1)
Subordinated units held by Holdco
Managing member 2% interest(2)

Total			$25,312,500		$101,250,000

(1)
Assumes the underwriters do not exercise their option to purchase 2,625,000 additional common units and that the 2,625,000 common units will be issued to Holdco upon the expiration of the underwriters' 30-day option period. Irrespective of whether the underwriters exercise their option to purchase additional common units, the total number of common units we have outstanding upon the completion of this offering and the expiration of the option period will not be impacted.

(2)
The number of unit equivalents the managing member interest represents is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common and subordinated units outstanding divided by 98%) by the manager's 2% managing member interest.

        If the minimum quarterly distribution on our common units is not paid with respect to any quarter, the common unitholders will not be entitled to receive such payments in the future except that, during the subordination period, to the extent we distribute cash in any future quarter in excess of the amount necessary to make cash distributions to holders of our common units at the minimum quarterly distribution, we will use this excess cash to pay these arrearages related to prior quarters before any cash distribution is made to holders of subordinated units. See "Provisions of Our Operating Agreement Relating to Cash Distributions—Subordination Period."

        The actual amount of our cash distributions for any quarter is subject to fluctuations based on, among other things, the amount of cash we generate from our business and the amount of reserves our manager establishes.

        We expect to pay our quarterly distributions on or about the 15th day of each February, May, August and November to holders of record on or about the first day of each such month. We will adjust the quarterly distribution for the period from the closing of this offering through June 30, 2010 based on the actual length of the period.

        In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our minimum quarterly distribution of $            per unit each quarter for the four quarters ending March 31, 2011. In those sections we present the following two tables:

  •
  "Unaudited Pro Forma Cash Available for Distribution," in which we present our estimate of the amount of cash we would have had available for distribution for the twelve months ended

    December 31, 2009 based on our unaudited pro forma financial statements that are included in this prospectus.

  •
  "Estimated Cash Available for Distribution," in which we demonstrate our anticipated ability to generate the cash available for distribution necessary for us to pay the minimum quarterly distribution on all units for the twelve months ending March 31, 2011.

Unaudited Pro Forma Cash Available for Distribution

        The following table illustrates, on a pro forma basis for the twelve months ended December 31, 2009, cash available to pay distributions, assuming that the following transactions had occurred at the beginning of such period:

  •
  the expected non-public offerings of notes by Niska US and Niska Canada and the application of the proceeds therefrom;

  •
  the anticipated refinancing of our current revolving credit facility; and

  •
  the Formation Transactions, including the use of proceeds of this offering.

        If we had completed the transactions contemplated in this prospectus on January 1, 2009, our unaudited pro forma cash available for distribution for the twelve months ended December 31, 2009 would have been approximately $124.2 million. This amount would have been sufficient to make the minimum quarterly distribution of $            per unit per quarter (or $            per unit on an annualized basis) for the twelve months ended December 31, 2009 on all of our common and subordinated units.

        Unaudited pro forma cash available for distribution includes incremental general and administrative expenses that we expect we will incur as a publicly-traded company, including costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. We estimate that these incremental general and administrative expenses initially will be approximately $3.4 million per year.

        The pro forma financial statements, from which pro forma cash available for distribution is derived, do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of January 1, 2009. Furthermore, cash available for distribution is a cash accounting concept, while our unaudited pro forma combined financial statements have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution stated above in the manner described in the table below. As a result, the amount of pro forma cash available for distribution should only be viewed as a general indication of the amount of cash available for distribution that we might have generated had we been formed and completed the transactions contemplated in this prospectus in earlier periods.

        The footnotes to the table below provide additional information about the pro forma adjustments and should be read along with the table.

Niska Gas Storage Partners LLC
Unaudited Pro Forma Cash Available for Distribution

Twelve Months Ended December 31, 2009
(in millions, except per unit data and ratios)
Pro Forma Net Income	$(20.2)
Add/(deduct):
Interest and debt expense	77.1
Income tax expense/(benefit)	42.6
Unrealized risk management losses/(gains)	56.2
Inventory impairment	12.2
Gain on sale of assets	(0.7)
Other income	(20.5)
Impairment of assets	22.0
Foreign exchange losses/(gains)	(27.1)
Depreciation and amortization	44.2
Pro Forma Adjusted EBITDA(1)	$185.7

Less:
Cash interest expense, net(2)	77.1
Cash taxes	0.3
Maintenance capital expenditures(3)	1.3
Other income	(20.5)
Estimated incremental general and administrative expense of being a public company(4)	3.4

Unaudited Pro Forma Cash Available for Distribution	$124.2

Pro Forma Cash Distributions
Minimum quarterly distribution per unit (based on a minimum quarterly distribution of $ per unit per year)
Annual distributions to:
Public common unitholders
Holdco:
Common units
Subordinated units
Managing member interest

Total minimum period distributions	$101.3

Excess	$22.9

Interest coverage ratio(5)	x

(1)
We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, unrealized risk management gains and losses, foreign exchange gains and losses, unrealized inventory impairment writedown, gains and losses on asset dispositions, asset impairments and other income. See "Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measure."

(2)
Interest and debt expense represents the interest expense and fees, net of interest income, related to our borrowings, assuming that Niska US and Niska Canada had completed their expected non-public offerings of senior notes and that our anticipated new revolving credit facility had been put in place on January 1, 2009. We assume for purposes of this pro forma calculation that we will fund our capital needs and distributions through retained cash and funds generated from operations and that we will not borrow under our revolving credit facility. Interest and debt expense and cash interest expense, net, included in the table also reflects the amortization of deferred financing fees related to our new revolving credit facility that we expect to enter into in connection with the closing of the non-public offerings of senior notes.

(3)
For the twelve months ended December 31, 2009, our capital expenditures were $48.3 million. The capital expenditures are assumed to have occurred evenly throughout the year. For this period, maintenance capital expenditures amounted to $1.3 million and expansion capital expenditures amounted to $47.0 million.

(4)
Reflects an adjustment to our Adjusted EBITDA for estimated cash expenses associated with being publicly traded, such as expenses associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. We estimate that these incremental general and administrative expenses initially will be approximately $3.4 million per year.

(5)
We expect that our new credit agreement will prohibit us from making distributions of available cash to unitholders if any default or event of default (as defined in the credit agreement) exists. In addition, we expect our credit agreement will contain other various covenants. If an event of default exists under the credit agreement, we expect that the lenders will be able to accelerate the maturity of the credit agreement and exercise other rights and remedies. The credit agreement is subject to a number of conditions, including the negotiation, execution and delivery of definitive documentation.

Estimated Cash Available for Distribution

        We estimate we will generate Adjusted EBITDA of $204.9 million for the fiscal year ending March 31, 2011 and will be able to pay the minimum quarterly distribution on all of our common and subordinated units and our managing member interest for each quarter in that period. In "—Assumptions and Considerations" below we discuss the material assumptions underlying this belief, which reflect our judgment of conditions we expect to exist and the course of action we expect to take.

        Our Adjusted EBITDA for the nine months ended December 31, 2009 was $136.0 million, and our net income was $3.2 million. Based upon our preliminary unaudited results from January 1, 2010 to February 8, 2010, taking into account revenues expected to be realized during the remainder of the period from existing third party storage contracts and proprietary optimization transactions that have already been transacted and our budgeted expenses for the remainder of the quarter, we expect to generate Adjusted EBITDA of approximately $67.0 million and net income of approximately $         million for the full quarter ending March 31, 2010. Accordingly, for the fiscal year ending March 31, 2010, we expect Adjusted EBITDA of approximately $           million and net income of approximately $         million. The estimated Adjusted EBITDA should not be viewed as management's projection of the actual Adjusted EBITDA that we will generate during the fiscal year ending March 31, 2011. We can give you no assurance that our assumptions will be realized or that we will generate the expected levels of Adjusted EBITDA or cash available for distribution, in which event we may not be able to pay the minimum quarterly distribution on all of our units.

        We also anticipate that if our Adjusted EBITDA for the fiscal year ending March 31, 2011 is at or above our estimate, we would be permitted to make the minimum quarterly distributions on all the common units and subordinated units and our manager interest under the applicable covenants contained in our new credit facility and the indenture governing our subsidiaries' expected senior notes.

        When considering our ability to generate Adjusted EBITDA of $204.9 million and how we calculate estimated cash available for distribution, you should keep in mind the risk factors and other cautionary statements under the headings "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements," which discuss factors that could cause our results of operations and cash available for distribution to vary significantly from our estimates.

        We do not, as a matter of course, make public projections as to future operations, earnings or other results. However, we have prepared the prospective financial information and related assumptions and conditions set forth below to present the estimated cash available for distribution for the fiscal year ending March 31, 2011. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments and presents, to the best of our knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

        Neither our auditor, KPMG LLP, nor any other independent public accounting firm has examined, compiled or performed any procedures with respect to the accompanying prospective financial information and accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto. The KPMG LLP report included in this prospectus relates to the historical information of Niska Predecessor. It does not extend to the prospective financial information and should not be read to do so. As such, neither KPMG LLP nor any other public accounting firm has expressed an opinion or any other form of assurance in respect of information or its achievability and KPMG LLP assumes no responsibility for and disclaims any association with, the prospective financial institution.

        We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast or the assumptions used to prepare the forecast to reflect events or circumstances after the date of this prospectus. In light of this, the statement that we believe that we will have sufficient cash available for distribution to allow us to make the full minimum quarterly distribution on all of our outstanding common units and subordinated units and our managing member interest for each quarter through March 31, 2011 should not be regarded as a representation by us, the underwriters or any other person that we will make such distribution. Therefore, you are cautioned not to place undue reliance on this information.

Niska Gas Storage Partners LLC
Estimated Cash Available for Distribution

	Twelve Months Ending March 31, 2011
	(in millions, except per unit data)
Net revenues		$265.6
Operating expenses:
Operation and maintenance		54.9
General and administrative		33.0
Depreciation and amortization		47.0
Taxes other than income taxes		14.4
Total operating expenses		149.3
Operating income		116.3
Other income		—
Interest and debt expense, net		67.3
Net income		49.0
Adjustments to reconcile net income to Adjusted EBITDA:
Add/deduct:
Unrealized risk management losses/(gains)		27.2
Depreciation and amortization expense		47.0
Interest and debt expense, net		67.3
Cash taxes		14.4
Adjusted EBITDA(1)		204.9
Less:
Cash interest expense, net		67.3
Cash taxes		14.4
Maintenance capital expenditures		1.7
Cash reserve		20.3

Minimum estimated cash available for distribution		$101.3

Minimum quarterly distribution per unit (based on a minimum quarterly distribution of $ per unit per year)	$
Annual distributions to:
Public common unitholders	$
Holdco:
Common units
Subordinated units
Managing member interest

Total distributions to Holdco

Total distributions to our unitholders and manager (based on a minimum quarterly distribution of $ per unit per year)		$101.3

(1)
We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, unrealized risk management gains and losses, foreign exchange gains and losses, unrealized inventory impairment writedown, gains and losses on asset dispositions, asset impairments and other income. See "Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measure."

Assumptions and Considerations

  General

  •
  We estimate that the working gas capacity at AECO Hub™, Wild Goose, and Salt Plains will be 144.0 Bcf, 35.0 Bcf and 13.0 Bcf, respectively, a total increase of 15.0 Bcf (approximately 9.0 Bcf at AECO Hub™ and approximately 6.0 Bcf at Wild Goose) from the prior year. We estimate that the capacity expansions at AECO Hub and Wild Goose will commence commercial service prior to us reaching our maximum current storage capacity such that we are not adjusting for a partial year of commercial service for the expansions. See "—Capital Expenditures."

  •
  Our expectations are based on a combination of transactions already entered into and transactions we expect to enter into. As of January 25, 2010 we have entered into transactions amounting to revenues of $168.7 million, representing over 63.5% of our total forecasted revenues for the twelve months ending March 31, 2011.

  •
  We assume that Canadian dollars are converted into dollars at an average rate of $0.9538, which was the average forward rate as of January 25, 2010 for the forecast period.

  Revenue

  •
  Volume Assumptions.  We estimate we will contract 85% of our operated capacity to third parties for the twelve months ending March 31, 2011, compared with 79% for the twelve months ended December 31, 2009. We expect 114.0 Bcf will be contracted as LTF contracts and 49.5 Bcf as STF contracts compared to 103.9 Bcf and 36.8 Bcf, respectively for the fiscal year ending March 31, 2010. We estimate using the remaining 15% of our operated capacity (37.0 Bcf) as well as all of our NGPL capacity (8.5 Bcf) for our optimization business.

  •
  Services Fees and Optimization Margins.  We estimate that our LTF contracts will generate an average reservation fee of $0.98 per Mcf for the year ending March 31, 2011, as compared to an average of $0.99 for the three years ended March 31, 2009 and to an average fee of $1.02 per Mcf for our existing LTF contracts. We estimate that we will receive an average of $1.69 per Mcf for STF contracts and $1.75 per Mcf for proprietary optimization activities for the year ending March 31, 2011, compared to $1.88 per Mcf for STF contracts and $3.68 per Mcf for proprietary optimization activities for the three years ended March 31, 2009 ($3.37 on a realized basis before unrealized marked to market gains and losses and inventory writedowns).

  •
  Resulting Revenue Components.  We expect revenue from the reservation fees associated with LTF contracts will be $123.4 million for the fiscal year ending March 31, 2011 as compared to $97.2 million for the twelve months ended December 31, 2009. The increase is due to a combination of higher contracted volumes and higher fees on new and replacement contracts. We estimate that we will recognize $77.6 million in revenue derived from STF contracts compared to $59.2 million for the twelve months ended December 31, 2009. Total revenue from third-party storage services are expected to equal $201.0 million in the fiscal year ending March 31, 2011 compared to $165.8 million in the twelve months ended December 31, 2009. We estimate that we will recognize $91.8 million in revenue from realized optimization revenues for the year ending March 31, 2011, compared $83.8 million for the twelve months ended December 31, 2009. This estimated realized optimization revenue includes estimated revenue of $27.2 million associated with the realization of certain locked-in derivative positions.

  Operation and Maintenance Expenses

  •
  We estimate that total operating and maintenance expenses for the year ending March 31, 2011 will be $54.9 million, as compared to $39.3 million for the twelve months ended December 31, 2009. The increase in operating expenses is the result of an expected increase in fuel costs associated with compression equipment required to inject and withdraw gas in to, and out of, our facilities. Total fuel requirements are expected to be 1.7 Bcf for the fiscal year ending

    March 31, 2011, compared to 1.3 Bcf for the twelve months ended December 31, 2009. The increase in fuel requirements is due to expanded gas storage capacity and increased facility injections and withdrawals that are expected for the year ended March 31, 2011 reflecting a normalized physical injection and withdrawal cycle, as compared to an abnormal carryover of inventory, which occurred in the prior year. In addition, average fuel costs are expected to be $5.67 per Mcf for the fiscal year ending March 31, 2011 (based on forward curves as of January 25, 2010), compared to $3.93 per Mcf for the twelve months ended December 31, 2009 due to an expected increase in the price of natural gas.

  General and Administrative Expenses

  •
  We estimate that general and administrative expenses will be $33.0 million for the year ending March 31, 2011, compared to $25.3 million for the twelve months ended December 31, 2009. Our general and administrative expenses will include one-time costs associated with the expected refinancing of our existing debt facilities as well as additional general and administrative costs of approximately $3.4 million that result from our being publicly-traded.

  Depreciation and Amortization Expenses

  •
  We estimate depreciation and amortization expenses for the year ending March 31, 2011 of $47.0 million, compared to $44.2 million for the twelve months ended December 31, 2009. The increase in depreciation and amortization is the result of additional depreciation on expansion capital expenditures incurred in 2009 that were put into effective use in 2010.

  •
  We assume that financing costs of $37.0 million associated with the expected senior unsecured notes of Niska Canada and Niska US will be amortized on a straight line basis over 7 years.

  Capital Expenditures

  •
  We estimate total capital expenditures of $75.1 million for the fiscal year ending March 31, 2011, compared to $48.3 million for the twelve months ended December 31, 2009.

  •
  We estimate that maintenance capital expenditures for the fiscal year ending March 31, 2011 will total $1.7 million. These expenditures relate to replacing partially or fully depreciated assets and to overhaul existing assets.

  •
  We estimate that expansion capital expenditures for the fiscal year ending March 31, 2011 will be $73.4 million. These expenditures are comprised of two major projects:

  •
  First, we expect to spend $60.0 million associated with continued expansion of our Wild Goose facility that we expect to complete by March 2011. This project is designed to develop a new reservoir above our existing storage zones which will add 6.0 Bcf of new gas storage capacity during the fiscal year ended March 31, 2011 and an additional 7.0 Bcf in the following fiscal year. We have applied for the regulatory approval required for this project and expect that this approval will be granted during the summer of 2010. If we do not receive the required regulatory approval, we estimate that our net revenue and our Adjusted EBITDA for the fiscal year ending March 31, 2011 would decrease by approximately $8.0 million and $6.5 million, respectively. We estimate that we would be required to decrease our cash reserve by no more than $6.5 million and would still be able to pay the full minimum quarterly distribution on all of our common and subordinated units.

  •
  Second, we expect to spend $13.4 million in connection with delta pressuring and de-watering projects at AECO Hub™. Regulatory approvals required for this project have already been granted. By modifying some of our surface equipment to allow us to increase the operating pressures and drilling new wells to remove water from our reservoirs, we expect to add 9.0 Bcf of capacity that will be available during the summer of 2010.

  Financing

  •
  We estimate Niska Canada and Niska US will issue an aggregate of $800.0 million in senior notes, bearing a fixed interest rate of 8.0%, in their expected non-public offerings. We expect to incur interest expense of $64.0 million for the year ending March 31, 2011 associated with these notes.

  •
  We expect to finance all of our expansion capital expenditures during the forecast period with proceeds from this offering and existing working capital.

  •
  We estimate that the capacity expansions at AECO Hub and Wild Goose will commence commercial service prior to us reaching our maximum current storage capacity such that we are not adjusting for a partial year of commercial service for the expansions. See "—Capital Expenditures."

  •
  We estimate we will enter into a new revolving credit facility which we expect will provide up to $400.0 million in senior secured indebtedness. We expect to utilize an annualized average of $141.9 million under this facility to fund the purchase of inventory for our proprietary optimization activities. We expect to purchase 38.7 Bcf of gas evenly over the seven month summer injection season and sell it ratably over the five month winter withdrawal season. At our assumed average interest rate of 5.0%, we anticipate these borrowings will generate interest expense of $7.1 million and a commitment fee on the undrawn portion of $1.9 million for the year ending March 31, 2011.

  •
  We will remain in compliance with the financial and other covenants in our revolving credit facility.

  Regulatory, Industry and Economic Factors

  •
  We assume there will not be any new federal, state, provincial or local regulations of the natural gas storage industry, or any new interpretations of existing regulations, that will be materially adverse to our business during the twelve months ending March 31, 2011.

  •
  We assume there will not be any major adverse changes in the natural gas storage industry or in general economic conditions during the three months ending March 31, 2010 or the twelve months ending March 31, 2011.

  •
  We assume that industry and insurance conditions will not change substantially during the three months ending March 31, 2010 or the twelve months ending March 31, 2011.

  •
  We assume that we will not be subject to U.S. federal income taxation on our operations or any new or additional entity-level taxation by individual states and localities or non-U.S. jurisdictions during the twelve months ending March 31, 2011.

Payments of Distributions on Common Units, Subordinated Units and the Managing Member Interest

        Distributions on common units, subordinated units and the 2% managing member interest for the twelve months ending March 31, 2011 are estimated to be $101.3 million in the aggregate, assuming we distribute the $            minimum quarterly distribution in respect of each quarter during such periods. Quarterly distributions will be paid within 45 days after the close of each quarter.

        While we believe that these assumptions are reasonable based upon management's current expectations concerning future events, they are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties, including those described in "Risk Factors," that could cause actual results to differ materially from those we anticipate. If our assumptions are not realized, the actual cash available for distribution that we generate could be substantially less than that currently expected and could, therefore, be insufficient to permit us to make the full minimum quarterly distribution on all units, in which event the market price of the common units may decline materially.

PROVISIONS OF OUR OPERATING AGREEMENT RELATING TO CASH DISTRIBUTIONS

        Set forth below is a summary of the significant provisions of our Operating Agreement that relate to cash distributions. This summary assumes that we do not issue additional classes of equity interests. Statements of percentages of cash and allocations of gain and loss paid or allocated to our manager and Holdco assume that our manager maintains its 2% managing member interest and Holdco does not transfer its incentive distribution rights.

Distributions of Available Cash

  General

        Within 45 days after the end of each quarter, beginning with the quarter ending June 30, 2010, we intend to make cash distributions to members of record on the applicable record date.

  Intent to Distribute the Minimum Quarterly Distribution

        We will distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $            per unit, or $            per unit per year, to the extent we have sufficient available cash. Our Operating Agreement permits us to borrow to make distributions, but we are not required to do so. Accordingly, there is no guarantee that we will pay the minimum quarterly distribution on the units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is ultimately determined by our board. We may be prohibited from making any distributions to unitholders by agreements governing our expected and any future indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for a discussion of the restrictions expected to be included in our new credit agreement that may restrict our ability to make distributions.

  Managing Member Interest and Incentive Distribution Rights

        As of the date of this offering, our manager will be entitled to 2% of all distributions that we make prior to our liquidation. Our manager has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current managing member interest. The manager's initial 2% interest in distributions will be reduced if we issue additional units in the future (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units, the issuance of common units to Holdco upon expiration of the option to purchase additional common units, or the issuance of common units upon conversion of outstanding subordinated units) and our manager does not contribute a proportionate amount of capital to us to maintain its 2% managing member interest.

        Holdco also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 48%, of the cash we distribute from operating surplus (as defined below) in excess of $            per unit per quarter. The maximum distribution of 48% does not include any distributions that Holdco may receive through the manager or on common or subordinated units that it owns. See "—Incentive Distribution Rights" for additional information.

Operating Surplus and Capital Surplus

  General

        All cash distributed will be characterized as either "operating surplus" or "capital surplus." We distribute cash from operating surplus differently than we would distribute cash from capital surplus. Operating surplus distributions will be made to our unitholders and manager and, if we make quarterly distributions above the first target distribution level described above, the holder of our incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus, but any capital surplus distribution would be made pro rata to our manager and all unitholders, but the holder of the incentive distribution rights would generally not participate in any capital surplus distributions with respect to those rights.

  Operating Surplus

        Operating surplus for any period generally consists of:

  •
  $50 million (as described below); plus

  •
  all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as described below) and the termination of commodity hedge contracts with a duration of more than one year (provided that cash receipts from such termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge contracts); plus

  •
  working capital borrowings made after the end of the period but before the date of determination of operating surplus for the period; plus

  •
  cash distributions paid on equity interests issued by us (including incremental distributions on incentive distribution rights) to finance all or a portion of the construction, expansion or improvement of our facilities in respect of the period from such financing until the earlier to occur of the date the capital asset commences commercial service or the date it is abandoned or disposed of; plus

  •
  cash distributions paid on equity interests issued by us (including incremental distributions on incentive distribution rights) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the construction, expansion and improvement projects referred to above; less

  •
  our operating expenditures (as described below) during the period; less

  •
  the amount of cash reserves established by our board to provide funds for future operating expenditures.

        Working capital borrowings are borrowings under a credit facility, commercial paper facility or similar financing arrangement, incurred in the ordinary course of business solely for working capital purposes or to pay distributions to members and with the intent of the borrower to repay such borrowings within twelve months from sources other than additional working capital borrowings.

        The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such a working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deemed repayment.

        As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a basket of $50 million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from non-operating sources such as asset sales, issuances of membership interests and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus would be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

        Operating expenditures generally means all of our cash expenditures, including taxes, reimbursement or payments of expenses incurred by our manager or its affiliates on our behalf, interest payments, payments made in the ordinary course of business under interest rate swap agreements and commodity hedge contracts (provided that (i) with respect to amounts paid in connection with the initial purchase of a hedge contracts with a duration of more than one year, such amounts will be amortized over the life of the applicable hedge contract and (ii) payments made in connection with the termination of any interest rate hedge contracts with a duration of more than one year prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such hedge contract), repayments of working capital borrowings and maintenance capital expenditures, provided that operating expenditures will not include:

  •
  repayments of working capital borrowings, if such working capital borrowings were outstanding for twelve months, not repaid, but deemed repaid, thus decreasing operating surplus at such time;

  •
  payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings;

  •
  expansion capital expenditures;

  •
  investment capital expenditures;

  •
  payment of transaction expenses relating to interim capital transactions (as described below);

  •
  distributions to our members (including distributions in respect of incentive distribution rights); or

  •
  repurchases of any equity interest.

        Maintenance capital expenditures reduce operating surplus, but expansion capital expenditures and investment capital expenditures do not. Maintenance capital expenditures represent capital expenditures made to replace partially or fully depreciated assets, to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing operating capacity of our assets. Costs for repairs and minor renewals to maintain facilities in operating condition and that do not extend the useful life of existing assets will be treated as maintenance expenses as we incur them. Maintenance capital expenditures include expenditures required to maintain equipment reliability, plant integrity and safety and to address environmental laws and regulations. Capital expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

        Expansion capital expenditures are capital expenditures made to increase the long-term operating capacity of our assets or our asset base whether through construction or acquisition. Examples of expansion capital expenditures include the acquisition of equipment, and the development or acquisition of additional gas storage capacity, to the extent such capital expenditures are expected to expand our operating capacity. Expansion capital expenditures will also include interest (and related fees) on debt incurred to finance all or any portion of the construction of such a capital improvement in respect of the period that commences when we enter into a binding obligation to commence construction of a capital improvement and ending on the date such capital improvement commences commercial service or the date that it is abandoned or disposed of. Capital expenditures made solely for investment purposes will not be considered expansion capital expenditures.

        Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of facilities that are in excess of the maintenance of our existing operating capacity or operating income, but which are not expected to expand for the long-term our operating capacity or asset base.

        As described above, none of our investment capital expenditures or expansion capital expenditures will be included in operating expenditures, and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all of the portion of the construction, replacement or improvement of a capital asset in respect of the period that begins when we enter into a binding obligation to commence construction of a capital improvement and ending on the earlier to occur of the date any such capital asset commences commercial service or the date that it is abandoned or disposed of, such interest payments are also not subtracted from operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

        Where capital expenditures are made in part for expansion and in part for other purposes, our board shall determine the allocation between the amounts paid for each. Our officers and directors will determine how to allocate a capital expenditure for the acquisition or expansion of our assets between maintenance capital expenditures and expansion capital expenditures.

  Capital Surplus

        Capital surplus is defined in our Operating Agreement as any distribution of cash in excess of our cumulative operating surplus. Accordingly, capital surplus would generally be generated only by the following (which we refer to as "interim capital transactions"):

  •
  borrowings other than working capital borrowings;

  •
  sales of our equity interests and debt securities; and

  •
  sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

  Characterization of Cash Distributions

        We treat all cash distributed as coming from operating surplus until the sum of all cash distributed from the closing of this offering (other than distribution of the proceeds from any exercise of the underwriters' option to purchase additional common units) equals the operating surplus as of the most recent date of determination. The characterization of cash distributions as operating surplus versus capital surplus does not result in a different impact to unitholders for U.S. federal tax purposes. See "Material U.S. Tax Consequences—U.S. Federal Income Taxation of Unitholders—Treatment of Distributions" for a discussion of the tax treatment of cash distributions.

Subordination Period

  General

        During the subordination period (which we describe below), the common units will have the right to receive distributions of cash from operating surplus each quarter in an amount equal to $            per common unit, which amount is defined in our Operating Agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of cash from operating surplus may be made on the subordinated units. Furthermore, no arrearages will accrue or be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient cash from operating surplus to pay the minimum quarterly distribution on the common units.

  Definition of Subordination Period

        Except as described below, the subordination period will begin on the closing date of this offering and expire the second business day after the distribution to members in respect of any quarter, beginning with the quarter ending March 31, 2013, if each of the following has occurred:

  •
  quarterly distributions from operating surplus on each outstanding common and subordinated unit equaled or exceeded the minimum quarterly distribution in respect of each of the prior twelve consecutive quarters;

  •
  operating surplus generated in respect of such twelve consecutive quarters (including operating surplus generated by increases in working capital borrowings and treating any drawdowns from cash reserves established in prior periods as cash received during such quarters but excluding the $50 million basket contained in the definition of operating surplus) equaled or exceeded the aggregate amount of distributions made in respect of such quarters; and

  •
  we believe that we reasonably should be expected to maintain or increase our quarterly distribution per unit from operating surplus in respect of each of the four succeeding quarters.

        For purposes of the foregoing test, operating surplus shall not include working capital borrowings made in a period but not used to fund operating expenditures during such period. The determination that we reasonably should be expected to maintain or increase our quarterly distribution per unit from operating surplus in respect of each of the four succeeding quarters shall be based upon projections and estimates related to such four succeeding quarters that shall not include any net increase in working capital borrowings (comparing the balance as of the date prior to such quarters to the expected balance as of the end of such quarters) other than those reasonably related to growth or other change in our business or an increase in our distributions expected to occur during such quarters. Our Operating Agreement provides that either the conflicts committee of our board, or the board based on the recommendation of the conflicts committee, shall make the determination of whether and when the subordination period has expired.

        The Operating Agreement provides that the requirements could first be satisfied in connection with a distribution of cash in respect of the quarter ending March 31, 2013 and, if not satisfied in respect of that quarter, could be satisfied on any date thereafter.

        In addition, the subordination period will end upon the removal of our manager other than for cause if no subordinated units or common units held by the holders of subordinated units or their affiliates are voted in favor of that removal.

  Effect of End of the Subordination Period

        Upon expiration of the subordination period, any outstanding arrearages in payment of the minimum quarterly distribution on the common units will be extinguished and each outstanding subordinated unit will immediately convert into one common unit and will thereafter participate pro rata with the other common units in distributions.

Distributions of Cash From Operating Surplus During the Subordination Period

        Distributions from operating surplus in respect of any quarter during the subordination period will be made in the following manner:

  •
  first, 98% to the common unitholders, pro rata, and 2% to the manager, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter and any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters;

  •
  second, 98% to the subordinated unitholders, pro rata, and 2% to the manager, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

  •
  thereafter, in the manner described in "—Incentive Distribution Rights" below.

Distributions of Cash From Operating Surplus After the Subordination Period

        Distributions from operating surplus in respect of any quarter after the subordination period will be made in the following manner:

  •
  first, 98% to all unitholders, pro rata, and 2% to the manager, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

  •
  thereafter, in the manner described in "—Incentive Distribution Rights" below.

Managing Member Interest

        As of the date of this offering, our manager will be entitled to 2% of all distributions that we make prior to our liquidation. Our manager's initial 2% interest in distributions may be reduced if we issue additional units in the future (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units, the issuance of common units to Holdco upon expiration of the underwriters' option to purchase additional common units or the issuance of common units upon conversion of outstanding subordinated units) and our manager does not contribute a proportionate amount of capital to us to maintain its initial 2% managing member interest. Our Operating Agreement does not require that the manager fund its capital contribution with cash and our manager may fund its capital contribution by the contribution to us of common units.

Incentive Distribution Rights

        Incentive distribution rights represent the right to receive an increasing percentage (13%, 23% and 48%) of quarterly distributions of cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Holdco will initially hold the incentive distribution rights but may transfer these rights, subject to restrictions in our Operating Agreement.

        If for any quarter:

  •
  we have distributed cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

  •
  we have distributed cash from operating surplus to the common unitholders in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then additional distributions from operating surplus for that quarter will be made in the following manner:

  •
  first, 98% to all unitholders, pro rata, and 2% to the manager, until each unitholder receives a total of $            per unit for that quarter (the "first target distribution");

  •
  second, 85% to all unitholders, pro rata, 2% to the manager and 13% to the holders of incentive distribution rights, pro rata, until each unitholder receives a total of $            per unit for that quarter (the "second target distribution");

  •
  third, 75% to all unitholders, pro rata, 2% to the manager and 23% to the holders of incentive distribution rights, pro rata, until each unitholder receives a total of $            per unit for that quarter (the "third target distribution"); and

  •
  thereafter, 50% to all unitholders, pro rata, 2% to the manager and 48% to the holders of incentive distribution rights.

        In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution.

Percentage Allocations of Cash Distributions From Operating Surplus

        The following table illustrates the percentage allocations of cash distributions from operating surplus between the unitholders, our manager and the holders of the incentive distribution rights, or based on the specified target distribution levels. The amounts set forth under "Marginal Percentage Interest in Cash Distributions" are the percentage interests of our manager, the incentive distribution right holders and the unitholders in any cash distributions from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Per Unit Target Amount." The percentage interests shown for the unitholders and the manager for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

			Marginal Percentage Interest in Cash Distributions
	Total Quarterly Distribution per Unit Target Amount		Unitholders	Manager	Incentive Distribution Right Holders
Minimum Quarterly Distribution	$		98%	2%	—
First Target Distribution	above $	up to $	98%	2%	—
Second Target Distribution	above $	up to $	85%	2%	13%
Third Target Distribution	above $	up to $	75%	2%	23%
Thereafter	above $		50%	2%	48%

Distributions From Capital Surplus

  How Distributions From Capital Surplus Will Be Made

        Distributions from capital surplus, if any, will be made in the following manner:

  •
  first, 98% to all unitholders, pro rata, and 2% to the manager, until the minimum quarterly distribution is reduced to zero, as described below;

  •
  second, 98% to the common unitholders, pro rata, and 2% to the manager, until we distribute for each common unit an amount of cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution; and

  •
  thereafter, we will make all distributions of cash from capital surplus as if they were from operating surplus.

  Effect of a Distribution From Capital Surplus

        Our Operating Agreement treats a distribution of capital surplus as the repayment of the consideration for the issuance of the unit, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution had in relation to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels, after any of these distributions are made, it may be easier for Holdco to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

        If we reduce the minimum quarterly distribution and the target distribution levels to zero, all future distributions from operating surplus will be made such that 50% is paid to all unitholders, pro rata, and 2% is paid to our manager and 48% is paid to the holders of the incentive distribution rights, pro rata.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

        In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into a lesser number of units or subdivide our units into a greater number of units, we will proportionately adjust:

  •
  the minimum quarterly distribution;

  •
  the target distribution levels; and

  •
  the initial unit price, as described below under "—Distributions of Cash Upon Liquidation."

        For example, if a two-for-one split of the units should occur, the minimum quarterly distribution, the target distribution levels and the initial unit price would each be reduced to 50% of its initial level. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine or subdivide our subordinated units using the same ratio applied to the common units. We will not make any adjustment to the minimum quarterly distribution, the target distribution levels or the initial unit price by reason of the issuance of additional units for cash or property.

        In addition, if we or any of our subsidiaries is treated as an association taxable as a corporation or are otherwise subject to taxation as an entity for U.S. federal, state, local or foreign (including Canadian) income tax purposes, our board may, in its sole discretion, reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter (after deducting our board's estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation) and the denominator of which is the sum of available cash for that quarter plus our board's estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Non-Cash Distributions

        We do not anticipate that we will make any non-cash distributions but our Operating Agreement does not prohibit us from making non-cash distributions. If we make any non-cash distributions (other than distributions of our own securities) our managing member will determine the fair market value of the assets being distributed and such assets will be distributed as if they were cash from operating surplus or cash from capital surplus, as applicable, and will be deemed to have been distributions of cash from operating surplus or capital surplus for all purposes under our Operating Agreement.

Distributions of Cash Upon Liquidation

  General

        If we dissolve in accordance with the Operating Agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to our unitholders, our manager, and the holders of our incentive distribution rights in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

        The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of units to a repayment of the initial value contributed by a unitholder to us for their units, which we refer to as the "initial unit price" for each unit. The initial unit price for the common units will be the price paid for the common units issued in this offering. The allocations of gain and loss upon liquidation are also intended, to the extent possible, to entitle the holders of common units to a preference over the holders of subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights.

  Manner of Adjustments for Gain

        If our liquidation occurs before the end of the subordination period, we will allocate any gain to the members in the following manner:

  •
  first, to the manager and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

  •
  second, 98% to the common unitholders, pro rata, and 2% to the manager, until the capital account for each common unit is equal to the sum of: (1) the initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

  •
  third, 98% to the subordinated unitholders, pro rata, and 2% to the manager, until the capital account for each subordinated unit is equal to the sum of: (1) the initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

  •
  fourth, 98% to all unitholders, pro rata, and 2% to the manager, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to the manager, for each quarter of our existence;

  •
  fifth, 85% to all unitholders, pro rata, 2% to the manager and 13% to the holders of the incentive distribution rights, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, 2% to the manager and 13% to the holders of the incentive distribution rights for each quarter of our existence;

  •
  sixth, 75% to all unitholders, pro rata, and 2% to the manager and 23% to the holders of the incentive distribution rights, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, 2% to the manager and 23% to the holders of the incentive distribution rights for each quarter of our existence; and

  •
  thereafter, 50% to all unitholders, pro rata, 2% to the manager and 48% to the holders of the incentive distribution rights.

        The percentages set forth above for our manager and the holders of the incentive distribution rights include its 2% managing member interest.

        If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

  Manner of Adjustments for Losses

        If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our manager, the holders of the incentive distribution rights and the unitholders in the following manner:

  •
  first, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to the manager, until the capital accounts of the subordinated unitholders have been reduced to zero;

  •
  second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to the manager, until the capital accounts of the common unitholders have been reduced to zero;

  •
  third, 98% to all unitholders, pro rata, and 2% to the manager, provided that the allocation of the loss does not reduce the capital account of a unitholder below zero; and

  •
  thereafter, 100% to our manager.

        If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

  Adjustments to Capital Accounts Upon Issuance of Additional Units

        We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we generally will allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders, the holders of the incentive distribution rights and our manager in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will first allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in our manager's capital account balance equaling the amount that it would have been if no earlier positive adjustments to the capital accounts had been made. By contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and our manager based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. In the event we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders' capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

        We were formed on January 27, 2010 and do not have our own historical financial statements for periods prior to our formation. Therefore, we present the financial statements of Niska Predecessor, consisting of the combined financial statements of US Holdings and Canada Holdings. Niska Predecessor acquired our predecessor business from EnCana Corporation in a two step transaction. In the first step of the transaction, which closed on May 12, 2006, Niska Predecessor acquired all of our assets except Wild Goose. In the second phase of the transaction, which closed on November 16, 2006, Niska Predecessor acquired Wild Goose. The historical financial statements of Niska Predecessor contained elsewhere in this prospectus represent the combined historical and operating data of US Holdings and Canada Holdings. Prior to the closing of this offering, Niska Holdings will contribute Niska Predecessor. This prospectus does not include financial statements relating to the assets prior to their acquisition by Niska Predecessor because of the reasons explained below. As a result, the financial statements of Niska Predecessor for the period ended March 31, 2007 are not directly comparable to financial statements for subsequent periods. The following table presents selected historical combined financial and operating data of Niska Predecessor and selected pro forma financial and operating data of Niska Gas Storage Partners LLC as of the dates and for the periods indicated.

        Financial information for periods prior to May 12, 2006 and for Wild Goose for periods prior to November 16, 2006 is not presented. Niska Predecessor was provided with historical financial data for the years ended December 31, 2003, 2004 and 2005 prepared by EnCana Corporation in accordance with Canadian GAAP. Niska Predecessor was not provided with any financial information, audited or otherwise, for the periods from January 1, 2006 through May 11, 2006, in the case of all assets other than Wild Goose, or through November 16, 2006, in the case of Wild Goose. We are not affiliated in any way with EnCana Corporation and we are unable to prepare financial statements for the assets of Niska Predecessor for periods prior to the dates that Niska Predecessor acquired such assets from EnCana Corporation. We also do not have access to the information necessary to convert the financial information prepared by EnCana Corporation from Canadian GAAP to U.S. GAAP. This financial information rests peculiarly within the knowledge of EnCana Corporation and cannot be obtained by Niska Predecessor without unreasonable effort or expense. Niska Predecessor did not rely on the financial and operating data prepared by EnCana Corporation when it acquired the assets from EnCana Corporation, and Niska Predecessor materially changed the operation of the assets after it acquired them and did not assume all of the liabilities and obligations associated with EnCana Corporations's operation of the assets. Accordingly, the financial and operating data prepared by EnCana Corporation is not readily comparable to Niska Predecessor's financial statements. We, and our auditors, are unable to verify the financial information prepared by EnCana Corporation. In particular, any intercompany profits arising from transactions between the Canadian and U.S. operations (and other EnCana Corporation subsidiaries) cannot be identified and as such, profits that would have been generated from such transactions are not eliminated from revenues and expenses. Additionally, the financial statements prepared by EnCana Corporation for its Canadian operations do not include a line item or narrative regarding taxes and we are unable to determine the appropriateness of the exclusion of taxes from the financial statements.

        The historical combined financial data presented for the years ended March 31, 2008 and 2009, the nine months ended December 31, 2009 and the period from May 12, 2006 to March 31, 2007 is derived from, and should be read together with and is qualified in its entirety by reference to, the historical audited financial statements and the accompanying notes included elsewhere in this prospectus. The historical combined financial data presented for the nine months ended December 31, 2008 is derived from, and should be read together with and is qualified in its entirety by reference to, the historical unaudited financial statements and the accompanying notes included elsewhere in this prospectus. Moreover, the table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        Our selected pro forma statement of operations data for the nine months ended December 31, 2009 and selected pro forma balance sheet data as of December 31, 2009 are derived from the unaudited pro forma combined financial statements of Niska Gas Storage Partners LLC included elsewhere in this prospectus. The pro forma adjustments have been prepared as if the expected non-public offering of senior notes by Niska Canada and Niska US, this offering and the transactions to be effected at the closing of this offering had taken place on December 31, 2009, in the case of the pro forma balance sheet, and on April 1, 2009, in the case of the pro forma statement of operations. A more complete explanation of the pro forma data can be found in our unaudited pro forma combined financial statements.

        The following table includes the non-GAAP financial measure of Adjusted EBITDA.

						Niska Gas Storage Partners LLC
	Niska Predecessor					Pro Forma
	Period from May 12, 2006 to March 31,			Nine Months Ended December 31,
		Year Ended March 31,				Nine Months Ended December 31, 2009
	2007(a)	2008	2009	2008	2009
				(unaudited)		(unaudited)
		(dollars in millions)
Combined Statement of Earnings and Comprehensive Income Data:
Revenues:
Long-term contract revenue	$104.5	$121.4	$110.7	$85.9	$81.8	$81.8
Short-term contract revenue	32.1	35.5	52.0	32.8	39.9	39.9
Optimization revenue, net(b)	57.2	76.0	89.4	92.9 (c)	18.9 (c)	18.9 (c)

	$193.8	$232.9	$252.2	$211.6	$140.7	$140.7
Expenses (Income):
Operating expenses	$28.8	$44.6	$45.4	$34.5	$28.4	$28.4
General and administrative expenses	19.9	30.1	24.2	20.4	21.5	20.9
Depreciation and amortization	46.6	42.5	54.8	43.4	32.9	32.9
Interest expense	60.2	73.9	53.5	43.5	20.1	58.4
Impairment of assets	—	2.5	24.1 (d)	—	—	—
Loss/(gain) on sale of assets	—	2.3	—	0.7	—	—
Other income	(0.4)	(0.7)	(20.8) (e)	(0.4)	(0.1)	(0.1)
Foreign exchange losses/(gains)	(2.6)	(7.2)	(25.8)	(16.0)	(17.2)	(17.2)

Earnings before income taxes	$41.4	$45.0	$96.9	$85.4	$55.0	$17.5
Income tax expense/(benefit):
Current	—	0.3	0.3	0.3	0.2	0.2
Deferred	(12.1)	(3.7)	(12.2)	(15.7)	51.6	41.5

	(12.1)	(3.4)	(11.9)	(15.4)	51.8	41.7

Net earnings/(loss) and comprehensive income for the period ended	$53.5	$48.3	$108.8	$100.8	$3.2	$(24.2)

Balance Sheet Data (at period end):
Total assets	$1,919.3	$1,905.2	$2,002.9	$2,107.5	$2,071.0	$2,157.6
Property, plant and equipment, net of depreciation	957.3	955.7	940.2	951.0	974.3	951.1
Long-term debt(f)	766.9	693.8	597.0	688.6	593.0	800.0
Total partners'/members' capital	820.5	867.1	977.4	930.2	969.2	928.0
Other Financial Data (unaudited):
Adjusted EBITDA	$148.0	$156.7	$162.1	$113.1	$136.0	$136.7
Maintenance capital expenditures(g)	0.3	1.7	1.4	1.0	0.8	0.8
Expansion capital expenditures(g)	27.4	35.8	17.6	16.5	46.0	45.7

						Niska Gas Storage Partners LLC
	Niska Predecessor					Pro Forma
	Period from May 12, 2006 to March 31,			Nine Months Ended December 31,
		Year Ended March 31,				Nine Months Ended December 31, 2009
	2007(a)	2008	2009	2008	2009
				(unaudited)		(unaudited)
		(dollars in millions)
Operating Data (unaudited):
Effective working gas capacity (Bcf)(h)	144.2	155.3	163.7	163.7	185.5	185.5
Capacity added during period (Bcf)	—	11.1	8.4	8.4	21.8	21.8
Percent of total capacity contracted to third parties	91.3%	84.9%	85.1%	85.1%	75.9%	75.9%

(a)
Period data includes Wild Goose from November 16, 2006 to March 31, 2007.

(b)
Optimization revenues are presented net of cost of goods sold.

(c)
Net optimization revenues include unrealized risk management gains/losses and write-downs of inventory. We had an unrealized risk management loss of $45.3 for the nine months ended December 31, 2009 and an unrealized risk management gain of $93.8 million for the nine months ended December 31, 2008. We had a write-down of inventory of $50.1 million for the nine months ended December 31, 2008, compared to zero for the nine months ended December 31, 2009. Excluding these non-cash items, which do not affect Adjusted EBITDA, our realized optimization revenues were $64.2 million for the nine months ended December 31, 2009 compared with $49.3 million for the nine months ending December 31, 2008.

(d)
Impairment charges relate primarily to the goodwill in a subsidiary that was written down from its carrying amount of $22.0 million to zero. The impairment charges were recorded following a year of overall negative economic conditions.

(e)
Other income for the fiscal year ended March 31, 2009 includes a recovery of $17.8 million in addition to $2.7 million in interest as a result of the settlement of a dispute relating to the acquisition of our predecessor business from EnCana Corporation.

(f)
Excludes revolver drawings, which are recorded in current liabilities.

(g)
Maintenance capital expenditures are capital expenditures made to replace partially or fully depreciated assets, to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing operation capacity of our assets. Expansion capital expenditures are capital expenditures made to increase the long-term operating capacity of our assets or our asset base whether through construction or acquisition.

(h)
Represents operated and NGPL capacity.

Non-GAAP Financial Measure

  Adjusted EBITDA

        We use the non-GAAP financial measure Adjusted EBITDA in this prospectus. A reconciliation of Adjusted EBITDA to its most directly comparable financial measure as calculated and presented in accordance with GAAP is shown below.

        We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, unrealized risk management gains and losses, foreign exchange gains and losses, unrealized inventory impairment writedown, gains and losses on asset dispositions, asset impairments and other income. We believe the adjustments for other income, which is comprised primarily of income from an arbitration award granted to us in the fiscal year ended March 31, 2009, are similar in nature to the traditional adjustments to net income used to calculate EBITDA and adjustment for these items results in an appropriate representation of this financial measure. Adjusted EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements such as commercial banks and ratings agencies, to assess:

  •
  the financial performance of our assets, operations and return on capital without regard to financing methods, capital structure or historical cost basis;

  •
  the ability of our assets to generate cash sufficient to pay interest on our indebtedness and make distributions to our equity holders;

  •
  repeatable operating performance that is not distorted by non-recurring items or market volatility; and

  •
  the viability of acquisitions and capital expenditure projects.

        The GAAP measure most directly comparable to Adjusted EBITDA is net income. The non-GAAP financial measure of Adjusted EBITDA should not be considered as an alternative to net income. Adjusted EBITDA is not a presentation made in accordance with GAAP and has important limitations as an analytical tool. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because Adjusted EBITDA excludes some, but not all, items that affect net income and is defined differently by different companies, our definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

						Niska Gas Storage Partners LLC
	Niska Predecessor Historical					Pro Forma
	Period from May 12, 2006 to March 31,			Nine Months Ended December 31,
		Year Ended March 31,				Nine Months Ended December 31, 2009
	2007(a)	2008	2009	2008	2009
				(unaudited)		(unaudited)
	(dollars in millions)
Reconciliation of Adjusted EBITDA to net income:
Net earnings/(loss)	$53.5	$48.3	$108.8	$100.8	$3.2	$(24.2)
Add/(deduct):
Interest expense	60.2	73.9	53.5	43.5	20.1	58.4
Income tax expense/(benefit)	(12.1)	(3.4)	(11.9)	(15.4)	51.8	41.7
Depreciation and amortization	46.6	42.5	54.8	43.4	32.9	32.9
Unrealized risk management losses/(gains)	2.8	(1.5)	(82.8)	(93.8)	45.3	45.3
Foreign exchange losses/(gains)	(2.6)	(7.2)	(25.8)	(16.0)	(17.2)	(17.2)
Loss/(gain) on sale of assets	—	2.3	—	0.7	—	—
Impairment of assets	—	2.5	24.1	—	—	—
Other income	(0.4)	(0.7)	(20.8)	(0.4)	(0.1)	(0.1)
Unrealized inventory impairment writedown	—	—	62.3	50.1	—	—

Adjusted EBITDA	$148.0	$156.7	$162.1	$113.1	$136.0	$136.7

(a)
Data includes Wild Goose from November 16, 2006 to March 31, 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The historical financial statements included elsewhere in this prospectus reflect the combined assets, liabilities and operations of Niska Predecessor. Prior to the closing of this offering, Niska Predecessor will be contributed to us. The following discussion analyzes the historical financial condition and results of operations of Niska Predecessor before the impact of pro forma adjustments related to the contribution of our assets by Niska Predecessor, the expected non-public offerings of senior notes by Niska Canada and Niska US and use of proceeds therefrom, our expected entry into a new credit agreement prior to the closing of this offering, and this offering. You should read the following discussion of the historical combined financial condition and results of operations in conjunction with the historical financial statements and accompanying notes of Niska Predecessor and the pro forma financial statements for Niska Gas Storage Partners LLC included elsewhere in this prospectus. In addition, this discussion includes forward-looking statements that are subject to risks and uncertainties that may result in actual results differing from statements we make. See "Forward-Looking Statements." Factors that could cause actual results to differ include those risks and uncertainties that are discussed in "Risk Factors."

How We Evaluate Our Operations

        We generate substantially all of our revenue through long and short-term contracts for the storage of natural gas for third-party customers and the proprietary optimization of storage capacity that is uncontracted, underutilized or available only on a short-term basis. We evaluate our business on the basis of the following key measures:

  •
  volume and fees derived from LTF contracts;

  •
  volume and fees derived from STF contracts;

  •
  volume and margin derived from our proprietary optimization activities;

  •
  operating, general and administrative expenses;

  •
  Adjusted EBITDA;

  •
  capitalization and leverage; and

  •
  borrowing base revolver availability and liquidity.

  Volume and Fees Derived from LTF Contracts

        We provide multi-year, multi-cycle storage services to our customers under LTF contracts. From inception to March 31, 2009, we utilized an average of approximately 78% of our operated capacity for our LTF strategy. The volume weighted average life of our LTF contracts at December 31, 2009 was 3.3 years. Under our LTF contracts, our customers are obligated to pay us monthly reservation fees which are fixed charges owed to us regardless of the actual use by the customer. When a customer utilizes the capacity that is reserved under these contracts, we also collect a variable fee designed to allow us to recover our variable operating costs. Reservation fees comprise over 90% of the revenue generated under LTF contracts and provide a baseline of revenue in excess of our general and administrative and operating costs. From inception to March 31, 2009, our LTF contracts generated average reservation fees of $0.99 per Mcf. We evaluate both the volume and price of our LTF contracting, which can indicate the effectiveness of our marketing efforts as well as the relative attractiveness of LTF contracts in comparison to our other revenue strategies. During periods when prices are higher, we will utilize more of our capacity under LTF contracts.

  Volume and Fees Derived from STF Contracts

        In addition, we provide short term services for customers under STF contracts. From inception to March 31, 2009, we utilized an average of approximately 14% of our operated capacity for our STF strategy. STF contracts typically have terms of less than one year. Under an STF contract, a customer pays a fixed fee to inject a specified quantity of natural gas on a specified date or dates and to store that gas in our storage facilities until withdrawal on a specified future date or dates. Because STF contracts set forth specified future injection or withdrawal dates, we enter into offsetting transactions to capture incremental value as spot and future natural gas prices fluctuate prior to that activity date. We monitor the volume used for and evaluate the fees generated under our STF contracts. The fees we are able to generate from our STF contracts reflect market conditions (including interest rates) and the effectiveness of our marketing efforts. From inception to March 31, 2009, our STF contracts generated average fees of $1.88 per Mcf. The capacity utilized for STF contracts depends on, among other things, the total capacity of our storage facilities that is not being utilized for LTF contracts, and on the contract rates available for STF contracts.

  Volume and Margin Derived from Our Proprietary Optimization Activities

        From inception to March 31, 2009, we utilized an average of approximately 8% of our operated capacity and all of our NGPL capacity for our proprietary optimization strategy. When market conditions warrant, we enter into economically hedged transactions with available capacity to achieve margins higher than can be obtained from third-party contracts. Because we simultaneously hedge our transactions, we are able to determine in advance the minimum margins that will be realized and add incremental margins by rehedging as market conditions change.

        At times, if spreads move favorably, such as if winter gas prices fall below forward prices for the following summer, we can further increase margins that have already been locked in by choosing to hold inventory into a subsequent period and rehedging the transaction. This has the result of increasing our cash flow margins and overall profitability, although for accounting purposes the income is deferred into a later period, causing the appearance of cyclicality in our reported revenues.

        When evaluating the performance of our optimization business, we focus on our realized optimization margins, excluding the impact of unrealized hedging gains and losses and inventory write-downs. For accounting purposes, our net realized optimization revenues include the impact of unrealized hedging gains and losses and inventory write-downs, which cause our reported revenues to fluctuate from period to period. However, because all inventory is economically hedged, any inventory write-downs are offset by hedging gains and any unrealized hedging losses are offset by gains when the inventory is sold. From inception to March 31, 2009, our proprietary optimization business generated average margins of $3.68 per Mcf (3.37 on a realized basis before unrealized marked to market gains and losses and inventory writedowns).

  Operating Expenses

        Our most significant operating expenses are fuel and electricity costs. These operating expenses vary significantly based upon the amount of gas we inject or withdraw throughout the year and the price of the energy commodity at the time of purchase. Variable operating expenses are partially offset by the variable fees we collect from our LTF contracts. The smaller, fixed component of our operating expenses include salaries and labor, parts and supplies, surface and mineral lease rentals and other general operating costs. These fixed operating expenses are more stable from year to year but can fluctuate due to unforeseen repairs, equipment malfunctions and overhauls of compressors or engines.

  General and Administrative Expenses

        Our general and administrative expenses primarily consist of salaries, bonus compensation, legal and accounting fees and our office lease. Following this offering we expect our general and administrative expenses will increase substantially as a result of an increase in legal and accounting costs and related public company regulatory and compliance expenses.

  Adjusted EBITDA

        We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, unrealized risk management gains and losses, foreign exchange gains and losses, unrealized inventory impairment writedown, gains and losses on asset dispositions, asset impairments and other income. Our Adjusted EBITDA is not a presentation made in accordance with GAAP. We utilize Adjusted EBITDA in order to be able to compare our results against our peers, regardless of differences in financing, and by excluding non-recurring items to be able to compare to our own results for other periods. For a reconciliation of Adjusted EBITDA to its most directly comparable financial measure calculated and presented in accordance with GAAP, see "Selected Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measure."

  Capitalization and Leverage

        We regularly monitor our leverage statistics to ensure a conservative capital structure. As of December 31, 2009, we had a debt to Adjusted EBITDA ratio of 3.2x, debt to capitalization of 38%, and an Adjusted EBITDA to interest coverage ratio of 6.1x. We expect to maintain or improve these ratios over time in order to maintain access to available capital markets, a competitive cost of capital and financial flexibility to grow our business and increase our cash distributions.

  Borrowing Base Revolver Availability and Liquidity

        Funding the purchase of proprietary optimization inventory can consume a significant portion of our available working capital. In times of higher natural gas prices, holding large inventories of proprietary gas may cause us to consume a substantial portion of our availability under our credit facility. We therefore closely monitor the utilization and remaining available capacity under our credit facility and actively pursue additional STF contracts when we determine it is appropriate to maintain liquidity.

Factors that Impact Our Business

        Factors that impact the performance of specific components of our business from period to period include the following:

  Market Price for LTF Contracts

        The price available in the marketplace when negotiating new or replacement LTF contracts reflects demand and affects the amount of storage capacity utilized for LTF contracts that year, and thus the amount of capacity utilized for STF contracts or proprietary optimization for that year. We may increase the capacity that we use for LTF contracts at times of higher market prices and demand. Lower market prices for LTF contracts may result from lower seasonal spreads or a more competitive environment for storage services.

  Gas Storage Capacity Growth

        Capacity added in the prior year or added during a year will be expected to generate incremental revenue.

  Carried Inventory

        When winter gas prices fall below forward prices for the following summer, we may defer the withdrawal of proprietary optimization inventory until the next fiscal year in order to add incremental margin and economic value. This results in the deferral of realized earnings and cash flow from one fiscal year to the next. In some cases we can mitigate the impact of deferred earnings and cash flow by entering into STF contracts that straddle the two fiscal years.

  Variable Costs

        The variable operating costs of our facilities (mostly comprised of costs associated with fuel or electricity for compressor operations) are affected by the amount and price of energy used to inject and withdraw gas from our facilities and by the number and timing of gas injections and withdrawals. For example, if we experience large injections of gas in the early summer (instead of a steady rate of injections throughout the summer) we would have greater than expected costs in our first quarter and lower than expected costs in our second quarter. A mild winter could lead to less withdrawals in total, and therefore lower overall variable costs. These cost variances would be partially offset by similar variances in contract revenues.

  Carrying Costs

        Our cost of capital and the amount of our working capital availability will impact the amount of capacity utilized for proprietary optimization as compared to STF contracts. A higher cost of capital relative to that of our customers or less availability will generally lead to less volume used for proprietary optimization transactions. In general, higher carrying costs for us or our customers result in lower margins for us.

  Customer Usage Patterns

        Incremental revenue opportunities in the form of STF or proprietary optimization transactions may arise for us if capacity usage by our LTF customers is underutilized or offset by other LTF customers.

  Weather

        Weather extremes and variability directly affect our margins. Very mild years tend to reduce revenue generated under our STF and proprietary optimization strategies, while years with very hot summers, very cold winters or a number of significant storms tend to increase the revenue generated under those strategies.

Comparability of Our Financial Statements

        Our results of operations, statements of cash flows and financial condition, set forth in our audited financial statements and contained elsewhere in this prospectus, for the period from May 12, 2006 through March 31, 2007 do not contain data for Wild Goose prior to November 16, 2006, the date that we acquired Wild Goose. As a result they are not directly comparable with our results of operations, statements of cash flows and financial condition for subsequent periods. Accordingly, we recommend that you do not place undue reliance on data contained in this prospectus for the period from May 12, 2006 through March 31, 2007.

        Since our inception on May 12, 2006, we have added approximately 41.3 Bcf of capacity to our facilities. As a result, our revenues and expenses have not only been impacted by changing utilization patterns and pricing environments, but also by increasing overall capacity. This further limits your ability to compare year-over-year changes in our results from operations.

        We anticipate incurring incremental general and administrative expenses attributable to operating as a publicly-traded entity. These costs include expenses associated with SEC compliance, including annual and quarterly reporting, tax return and Schedule K-1 preparation, compliance with Sarbanes-Oxley, listing on the NYSE, engaging attorneys and independent auditors, obtaining incremental director and officer liability insurance and engaging a registrar and transfer agent. We expect these expenses to total approximately $3.4 million per year. These expenses are not reflected in our historical financial statements.

 Results of Operations

        The following provides a summary of our results for the period from May 12, 2006 through March 31, 2007, for the fiscal years ended March 31, 2008 and 2009, and for the nine months ended December 31, 2008 and 2009:

	Niska Predecessor
	Period from May 12, 2006 to March 31,	Year Ended March 31,		Nine Months Ended December 31,
	2007(a)	2008	2009	2008	2009
				(unaudited)
	(dollars in millions)
Combined Statement of Earnings and Comprehensive Income Data:
Revenues
Long-term contract revenue	$104.5	$121.4	$110.7	$85.9	$81.8
Short-term contract revenue	32.1	35.5	52.0	32.8	39.9
Optimization revenue, net(b)	57.2	76.0	89.4	92.9 (c)	18.9 (c)

	$193.8	$232.9	$252.2	$211.6	$140.7
Expenses (Income):
Operating expenses	$28.8	$44.6	$45.4	$34.5	$28.4
General and administrative expenses	19.9	30.1	24.2	20.4	21.5
Depreciation and amortization	46.6	42.5	54.8	43.4	32.9
Interest expense	60.2	73.9	53.5	43.5	20.1
Impairment of assets	—	2.5	24.1 (d)	—	—
Loss/(gain) on sale of assets	—	2.3	—	0.7	—
Other income	(0.4)	(0.7)	(20.8) (e)	(0.4)	(0.1)
Foreign exchange losses/(gains)	(2.6)	(7.2)	(25.8)	(16.0)	(17.2)

Earnings before income taxes	$41.4	$45.0	$96.9	$85.4	$55.0
Income tax expense/(benefit):
Current	—	0.3	0.3	0.3	0.2
Deferred	(12.1)	(3.7)	(12.2)	(15.7)	51.6

	(12.1)	(3.4)	(11.9)	(15.4)	51.8

Net earnings and comprehensive income for the period ended	$53.5	$48.3	$108.8	$100.8	$3.2

Reconciliation of Adjusted EBITDA to net income:
Net earnings	$53.5	$48.3	$108.8	$100.8	$3.2
Add/(deduct):
Interest expense	60.2	73.9	53.5	43.5	20.1
Income tax expense/(benefit)	(12.1)	(3.4)	(11.9)	(15.4)	51.8
Depreciation and amortization	46.6	42.5	54.8	43.4	32.9
Unrealized risk management losses/(gains)	2.8	(1.5)	(82.8)	(93.8)	45.3
Foreign exchange losses/(gains)	(2.6)	(7.2)	(25.8)	(16.0)	(17.2)
Loss/(gain) on sale of assets	—	2.3	—	0.7	—
Impairment of assets	—	2.5	24.1	—	—
Other income	(0.4)	(0.7)	(20.8)	(0.4)	(0.1)
Unrealized inventory impairment writedown	—	—	62.3	50.1	—

Adjusted EBITDA	$148.0	$156.7	$162.1	$113.1	$136.0

	Niska Predecessor
	Period from May 12, 2006 to March 31,	Year Ended March 31,		Nine Months Ended December 31,
	2007(a)	2008	2009	2008	2009
				(unaudited)
	(dollars in millions)
Balance Sheet Data (at period end):
Total assets	$1,919.3	$1,905.2	$2,002.9	$2,107.5	$2,071.0
Property, plant and equipment, net of accumulated depreciation	957.3	955.7	940.2	951.0	974.3
Long-term debt(f)	766.9	693.8	597.0	688.6	593.0
Total partners'/members' capital	820.5	867.1	977.4	930.2	969.2
Operating Data (unaudited):
Effective working gas capacity (Bcf)(h)	144.2	155.3	163.7	163.7	185.5
Capacity added during period (Bcf)	—	11.1	8.4	8.4	21.8
Percent of total capacity contracted to third parties	91.3%	84.9%	85.1%	85.1%	75.9%

(a)
Period data includes Wild Goose from November 16, 2006 to March 31, 2007.

(b)
Optimization revenues are presented net of cost of goods sold.

(c)
Net optimization revenues include unrealized risk management gains/losses and write-downs of inventory. We had an unrealized risk management loss of $45.3 for the nine months ended December 31, 2009 and an unrealized risk management gain of $93.8 million for the nine months ended December 31, 2008. We had a write-down of inventory of $50.1 million for the nine months ended December 31, 2008, compared to zero for the nine months ended December 31, 2009. Excluding these non-cash items, which do not affect Adjusted EBITDA, our realized optimization revenues were $64.2 million for the nine months ended December 31, 2009 compared with $49.3 million for the nine months ending December 31, 2008.

(d)
Impairment charges relate to the goodwill in a subsidiary that was written down from its carrying amount of $22.0 million to zero. The impairment charges were recorded following a year of overall negative economic conditions.

(e)
Other income for the fiscal year ended March 31, 2009 includes a recovery of $17.8 million in addition to $2.7 million in interest as a result of the settlement of a dispute relating to the acquisition of our predecessor business from EnCana Corporation.

(f)
Excludes revolver drawings, which are recorded in current liabilities.

(g)
Maintenance capital expenditures are capital expenditures made to replace partially or fully depreciated assets, to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing operation capacity of our assets. Expansion capital expenditures are capital expenditures made to increase the long-term operating capacity of our assets or our asset base whether through construction or acquisition.

(h)
Represents operated and NGPL capacity.

        The following table sets forth volume utilized by, and revenue and fees/margins derived from, LTF contracts, STF contracts and proprietary optimization transactions for the period from May 12, 2006 through March 31, 2007, for the fiscal years ended March 31, 2008 and 2009 and for the nine months ended December 31, 2008 and 2009:

	Niska Predecessor
	Period from May 12, 2006 – March 31, 2007(1)			Nine Months Ended December 31,
		Year Ended March 31,
		2008	2009	2008	2009
Storage Capacity (Bcf) utilized by:
LTF Contracts	119.9	112.8	106.3	106.3	103.9
STF Contracts	11.7	19.1	32.9	32.9	36.8
Proprietary optimization transactions	12.6	23.4	24.5	24.5	44.8

Total	144.2	155.3	163.7	163.7	185.5
Revenue (in millions)
LTF Contracts	$104.5	$121.4	$110.7	$85.9	$81.8
STF Contracts	32.1	35.5	52.0	32.8	39.9
Realized proprietary optimization transactions	60.0	74.6	68.9	49.3	64.2
Unrealized risk management gains (losses)	(2.8)	1.5	82.8	93.8	(45.3)
Write-down of inventory	—	—	(62.3)	(50.1)	—

Total	$193.8	$232.9	$252.2	$211.6	$140.7
Fees/Margins ($/mcf)
LTF Contracts	$0.87	$1.08	$1.04	$0.81	$0.79
STF Contracts	2.74	1.86	1.58	1.00	1.09
Realized proprietary optimization transactions	4.77	3.18	2.82	2.02	1.43

  Nine Months Ended December 31, 2009 Compared to Nine Months Ended December 31, 2008

        Revenues.    Revenues decreased 33.5% to $140.7 million for the nine months ended December 31, 2009 compared to $211.6 million for the nine months ended December 31, 2008. This change was primarily attributable to the following:

  •
  LTF Revenues.  LTF revenues for the nine months ended December 31, 2009 decreased 4.8% to $81.8 million from $85.9 million for the nine months ended December 31, 2008. This decrease was primarily attributable to a 41.4% decrease in fuel and commodity revenue to $6.5 million for the twelve months ended December 31, 2009 from $11.1 million for the twelve months ended December 31, 2008 due to lower natural gas prices and less cycling.

  •
  STF Revenues.  STF revenues for the nine months ended December 31, 2009 increased 21.9% to $39.9 million from $32.8 million for the nine months ended December 31, 2008. This increase was primarily attributable to an 11.9% increase in capacity utilized for STF contracts, from 32.9 Bcf for the nine months ended December 31, 2008 to 36.8 Bcf for the nine months ended December 31, 2009. The balance relates to a 9% improvement in margins in the nine months ended December 31, 2009.

  •
  Optimization Revenues.  Optimization revenues for the nine months ended December 31, 2009 decreased to $18.9 million from $92.9 million for the nine months ended December 31, 2008 primarily due to timing differences relating to the realization of income. When evaluating the performance of our optimization business, we focus on our realized optimization margins, excluding the impact of unrealized hedging gains and losses and inventory write-downs. For accounting purposes, our net optimization revenues include the impact of unrealized hedging gains and losses and inventory write-downs, which cause our reported revenues to fluctuate from period to period. However, because all inventory is economically hedged, any inventory write-downs are offset by hedging gains and any unrealized hedging losses are offset by realized gains from the sale of physical inventory. The components of optimization revenues are as follows:

    •
    Realized Optimization Revenues.  Revenue increased by 30.2% to $64.2 million for the nine months ended December 31, 2009 from $49.3 million for the nine months ended December 31, 2008, while storage capacity utilized for proprietary optimization activities increased from 24.5 Bcf for the nine months ended December 31, 2008 to 44.8 Bcf for the nine months ended December 31, 2009. A lower-priced commodity environment led to increased proprietary inventory purchases in the nine months ended December 31, 2009, while a portion of the revenue associated with these purchases will be recognized in the last quarter of the fiscal year.

    •
    Unrealized Risk Management Gains/(Losses).  Unrealized risk management losses for the nine months ended December 31, 2009 were $45.3 million compared to a gain of $93.8 million for the nine months ended December 31, 2008. This was primarily attributable to prices rising after financial hedges were transacted for the nine months ended December 31, 2009 compared to a falling price environment during the same period in the prior year. As all inventory is economically hedged financially, any risk management losses (or gains) are offset by future gains (or losses) associated with the sale of proprietary inventory.

    •
    Unrealized Inventory Writedown.  Inventory purchased early during the summer of 2008 in the high priced commodity environment was subject to a writedown for the nine months ended December 31, 2008 when commodity prices retreated significantly. These losses were offset by gains from financial hedges that were transacted at higher prices at the time inventory was purchased as described above. For the nine months ended December 31 2008 this loss amounted to $50.1 million, compared to zero for the nine months ended December 31, 2009.

        Earnings before Income Taxes.    Earnings before income taxes for the nine months ended December 31, 2009 decreased 35.5% to $55.0 million from $85.4 million for the nine months ended December 31, 2008. This decrease was primarily attributable to the items discussed above, offset by the following:

  •
  Operating Expenses.  Operating expenses for the nine months ended December 31, 2009 decreased 17.7% to $28.4 million from $34.5 million for the nine months ended December 31, 2008. This decrease was primarily attributable to lower fuel and electricity costs resulting from lower prices in the nine months ended December 31, 2009.

  •
  General and Administrative Expenses.  General and administrative expenses for the nine months ended December 31, 2009 increased by 5.5% to $21.5 million from $20.4 million for the nine months ended December 31, 2008. This increase was primarily attributable to increased legal and accounting services related to activities related to refinancing the company's debt facilities. This was partially offset by reduced rent expenses from subletting a portion of the company's office space in the nine months ended December 31, 2009 and to reduced legal fees as a result of the settlement of arbitration proceedings in 2008.

  •
  Depreciation and Amortization.  Depreciation and amortization for the nine months ended December 31, 2009 decreased 24.3% to $32.9 million from $43.4 million for the nine months ended December 31, 2008. This decrease was primarily attributable to a provision booked in the nine months ended December 31, 2008 amounting to $11.9 million to record the impact of cushion gas ineffectiveness at AECO. The provision against cushion gas is an estimate based on tests of its effectiveness. Through continued monitoring of cushion effectiveness over a series of withdrawal and injection cycles, management is able to better estimate the extent of effectiveness deterioration. Based on this assessment, a charge amounting to $11.9 million was included in depreciation to reflect management's ability to better assess cushion gas effectiveness after monitoring operations over our ownership period.

  •
  Interest Expense.  Interest expense for the nine months ended December 31, 2009 decreased 53.7% to $20.1 million from $43.5 million for the nine months ended December 31, 2008. This decrease was primarily attributable to a significant decrease in the principal balance of our term debt during the nine months ended December 31, 2009 compared to the prior period. In addition, the interest rates on our term debt and revolvers were floating and the average interest rates applied to our term debt and revolver balances were lower by approximately 55.7% and 54.7%, respectively, in the nine months ended December 31, 2009 than in the nine months ended December 31, 2008.

        Net Income.    Net income for the nine months ended December 31, 2009 decreased to $3.2 million from $100.8 million for the nine months ended December 31, 2008. This change was primarily attributable to the items discussed above, plus the following:

  •
  Income Tax Expense/(Benefit).  Income tax expense for the nine months ended December 31, 2009 increased to $51.8 million from a benefit of $15.4 million for the nine months ended December 31, 2008. This is the result of two of our Canadian subsidiaries electing to adopt the U.S. dollar as their functional currency for our Canadian tax returns, the result of which increased future tax expense by $23.4 million. In addition, Niska recorded a valuation allowance of $16.7 million relating to the uncertainty of realization of certain capital losses.

  Year Ended March 31, 2009 Compared to Year Ended March 31, 2008

        The fiscal year ended March 31, 2009 was characterized by an environment of high natural gas prices at the beginning of the year which reduced the seasonal spread. An emerging oversupply of natural gas in mid-2008 due to the growth in domestic supply caused near term natural gas prices to decline while long term prices were generally not affected to the same degree. This pricing dynamic created an incentive for our customers to carry inventory in storage over the winter and sell it in the following fiscal year, rather than to withdraw inventory during the winter months which is what would otherwise be expected.

        Revenue.    Revenues for the fiscal year ended March 31, 2009 increased 8.3% to $252.2 million from $232.9 million for the year ended March 31, 2008. This increase was primarily attributable to the following:

  •
  LTF Revenues.  LTF revenues for the year ended March 31, 2009 decreased 8.8% to $110.7 million from $121.4 million for the year ended March 31, 2008. This was primarily attributable to a 6% decrease in the quantity of capacity contracted under LTF contracts to 106.3 Bcf for the year ended March 31, 2009 from 112.8 Bcf for the year ended March 31, 2008. In addition, new or replacement contract rates were 22.5% lower in the fiscal year ended March 31, 2009 as compared to the year ended March 31, 2008 due to a lower value LTF storage environment. Due to the lower storage value environment, we elected not to re-contract some of the contracts that expired in 2009. In addition, the minimum contracting covenant contained in our existing debt facility expired during the year and we elected to alter the capacity utilization towards STF contracts which offered higher value in the then current period.

  •
  STF Revenues.  STF revenues for the year ended March 31, 2009 increased 46.5% to $52.0 million from $35.5 million for the year ended March 31, 2008 due to an increase in capacity used in STF contracts from 19.1 Bcf for the fiscal year ended March 31, 2008 to 32.9 Bcf for the fiscal year ended March 31, 2009. Unit margins contributed by STF capacity were $1.58 per MMbtu for the year ended March 31, 2009 compared to $1.86 per MMbtu for the year ended March 31, 2008.

  •
  Optimization Revenues.  Net optimization revenue for the year ended March 31, 2009 increased 17.6% to $89.4 million from $76.0 million for the year ended March 31, 2008. Although we utilized slightly more storage capacity for proprietary optimization in the fiscal year ended March 31, 2009 due to expansions at our facilities, optimization activities were somewhat constrained by our working capital revolver. The components of optimization revenues are as follows:

•
Realized Optimization Revenues.  Realized optimization revenues for the fiscal year ended March 31, 2009 decreased 7.6% to $68.9 million from $74.6 million for the fiscal year ended March 31, 2008. Unit margins contributed by our proprietary optimization strategy were $2.82 per MMbtu for the fiscal year ended March 31, 2009 compared to $3.18 per MMbtu for the fiscal year ended March 31, 2008. This is primarily attributable to a decision to carry inventory into the following fiscal year to generate incremental margins. This was somewhat offset by a small increase in storage capacity utilized for our optimization activities. For the fiscal year ended March 31, 2009, 24.5 Bcf of storage capacity was utilized for proprietary optimization, compared to 23.4 Bcf for the fiscal year ended March 31, 2008.

•
Unrealized Risk Management Gains/(Losses).  Income from unrealized risk management gains for the year ended March 31, 2009 increased to $82.8 million from $1.5 million for the year ended March 31, 2008. This increase was primarily attributable to $78.2 million in mark-to-market gains on our financial hedges related to our natural gas inventory that was carried over the fiscal year end in a falling price environment, unlike the prior year in which comparatively little inventory was carried forward. In addition, mark-to-market gains on foreign currency exchanges totaled $4.6 million in the fiscal year ended March 31, 2009 as compared to mark-to-market losses of $0.6 million for the year ended March 31, 2008.

•
Unrealized Inventory Writedown.  Inventory purchased early in the fiscal year ended March 31, 2009 in the high priced commodity environment was subject to a writedown for that year after commodity prices retreated significantly. These losses were offset by the financial hedge positions that were transacted when the inventory was purchased as described above. For the fiscal year ended March 31, 2009 this unrealized inventory writedown amounted to $62.3 million, compared to zero for the fiscal year ended March 31, 2008.

        Earnings before Income Taxes.    Earnings before income taxes for the fiscal year ended March 31, 2009 increased 115.6% to $96.9 million from $45.0 million for the fiscal year ended March 31, 2008. This increase was primarily attributable to the items discussed above, plus the following:

  •
  Operating Expenses.  Operating expenses for the fiscal year ended March 31, 2009 remained largely unchanged from the fiscal year ended March 31, 2008. Higher per unit fuel costs in the fiscal year ended March 31, 2009 were offset by lower fuel consumption created by lower inventory withdrawals in the winter of 2009. Because natural gas prices were higher in the following summer we and our customers had an incentive to carry inventory over the end of the fiscal year ended March 31, 2009 and benefit by selling it in the following year at higher prices.

  •
  General and Administrative Expenses.  General and administrative expenses for the fiscal year ended March 31, 2009 decreased 19.7% to $24.2 million from $30.1 million for the fiscal year ended March 31, 2008. This decrease was primarily attributable to $3.2 million in legal and consulting fees incurred as the result of the EnCana Corporation arbitration in the fiscal year ended March 31, 2008, $1.5 million of which were recovered from an arbitration award and treated as a deduction against general and administrative expenses for the fiscal year ended March 31, 2009.

  •
  Depreciation Amortization.  Depreciation and amortization for the fiscal year ended March 31, 2009 increased 28.8% to $54.8 million from $42.5 million for the fiscal year ended March 31, 2008. This increase was primarily attributable to a provision amounting to $11.9 million to record the impact of declining cushion gas effectiveness at AECO. The provision against cushion gas is an estimate based on tests of its effectiveness. Through continued monitoring of cushion effectiveness over a series of withdrawal and injection cycles, management is able to better estimate the extent of effectiveness deterioration. For the year ended March 31, 2009, based on this assessment, a charge amounting to $11.9 million was included in depreciation to reflect management's ability to better assess cushion gas effectiveness after monitoring operations over our ownership period.

  •
  Interest Expense.  Interest expense for the fiscal year ended March 31, 2009 decreased 27.6% to $53.5 million from $73.9 million for the fiscal year ended March 31, 2008. This decrease was primarily attributable to a lower average outstanding balance on our term debt and revolvers of approximately $16.8 million and $26.5 million, respectively, in the fiscal year ended March 31, 2009 than in the fiscal year ended March 31, 2008. In addition, the interest rates on our term debt and revolvers were floating and the average interest rates applied to our term debt and revolver balances were lower by approximately 36% and 39%, respectively, in the fiscal year ended March 31, 2009 than in the fiscal year ended March 31, 2008.

  •
  Loss on Sale of Assets.  Losses on sales of assets for the fiscal year ended March 31, 2009 decreased to zero from $2.3 million for the fiscal year ended March 31, 2008. No fixed assets were disposed of in the fiscal year ended March 31, 2009 as compared to sales of pipe originally purchased for a development project in the fiscal year ended March 31, 2008 on which we realized a loss.

  •
  Other Income.  Other income for the year ended March 31, 2009 increased to $20.8 million from $0.7 million for the year ended March 31, 2008. This increase was primarily attributable to an award amounting to $19.8 million granted to us as a result of the resolution of the EnCana Corporation arbitration in the fiscal year ended March 31, 2009. The arbitration resulted from a dispute over a working capital adjustment related to the acquisition of Wild Goose, or the EnCana Corporation arbitration. While EnCana Corporation maintained that certain natural gas held in storage at the acquisition date was inventory and subject to a working capital adjustment, we maintained that such gas was required for operational support of the facilities, and as such, included in the acquisition price. In order to close the acquisition we agreed to pay for the natural gas via a working capital adjustment and then submitted our request for arbitration, which commenced shortly after the close of the acquisition. After examining the evidence from both parties, the arbitrator ruled in our favor in July 2008. In addition to recovering the initial working capital adjustment, which is treated as other income, the arbitrator awarded us some, but not all, of the costs we incurred in connection with the arbitration process.

  •
  Foreign Exchange Losses/(Gains).  Foreign exchange gains for the year ended March 31, 2009 increased to $25.8 million from $7.2 million for the year ended March 31, 2008. This increase was primarily attributable to the translation of a Canadian dollar-denominated deferred tax liability into fewer U.S. dollars on March 31, 2009 as compared with March 31, 2008, caused by a decline in the value of the Canadian dollar to $0.7928 from $0.9742, resulting in an unrealized foreign exchange gain amounting to $37.2 million for the fiscal year ended March 31, 2009. The foreign exchange gains for the fiscal year ended March 31, 2009 were offset by realized foreign exchange losses amounting to $11.4 million due to settlements of Canadian dollar-denominated receivables in cash in a weakening Canadian dollar environment.

        Net Income.    Net income for the year ended March 31, 2009 increased to $108.8 million from $48.3 million for the year ended March 31, 2008. This change was primarily attributable to the items discussed above, plus the following:

  •
  Income Tax Expense/(Benefit).  Income tax benefit for the year ended March 31, 2009 increased to $11.9 million from $3.4 million for the year ended March 31, 2008. This increase was primarily attributable to increases in the accounting and tax timing differences related to capital assets and intangible assets and limitations on the deductibility of interest on debt, in conjunction with decreases in tax rates (from 32.1% to 29.6%).

  Year Ended March 31, 2008 Compared to the Period from May 12, 2006 to March 31, 2007

        Niska Predecessor acquired most of our assets, other than Wild Goose, on May 12, 2006 and acquired Wild Goose on November 16, 2006. Accordingly, the year ended March 31, 2007 was a partial year compared to the full year ended March 31, 2008. The period ended March 31, 2007 was characterized by very high storage values in the early part of the year that gave us an incentive to increase the amounts of volumes contracted. Spreads narrowed in September 2006 leading to lower storage values entering the subsequent year.

        Revenues.    Revenues for the year ended March 31, 2008 increased 20.2% to $232.9 million from $193.8 million for the period from May 12, 2006 to March 31, 2007. This increase was primarily attributable to the following:

  •
  LTF Revenues.  LTF revenues for the fiscal year ended March 31, 2008 increased 16.2% to $121.4 million from $104.5 million for the period from May 12, 2006 to March 31, 2007. This increase was primarily attributable to a full year of operations for the fiscal year ended March 31, 2008 compared to a partial year for the period from May 12, 2006 to March 31, 2007 (November 16, 2006 to March 31, 2007 in the case of Wild Goose). This was offset by a reduction in LTF contracted storage capacity of 5.9% to 112.8 Bcf for the fiscal year ended March 31, 2008 from 119.9 Bcf for the period from May 12, 2006 to March 31, 2007 and a 5.9% decrease in incremental contract rates from the period ended March 31, 2007 to the fiscal year ended March 31, 2008.

  •
  STF Revenues.  STF revenues for the fiscal year ended March 31, 2008 increased 10.6% to $35.5 million from $32.1 million for the period from May 12, 2006 to March 31, 2007. For the fiscal year ended March 31, 2008, 19.1 Bcf of capacity was used for STF contracts, compared to 11.7 Bcf for the period from May 12, 2006 to March 31, 2007. This increase was primarily attributable to an increase of 11.0 Bcf in aggregate capacity of our storage facilities and a shift of 7.0 Bcf of capacity contracted to customers using STF contracts and proprietary optimization that was previously utilized by LTF contracts. Our STF capacity contributed margins of $1.86 per MMbtu for the fiscal year ended March 31, 2008 compared to $2.74 per MMbtu for the period ended March 31, 2007.

  •
  Optimization Revenues.  Net optimization revenue for the fiscal year ended March 31, 2008 increased 32.9% to $76.0 million from $57.2 million for the period from May 12, 2006 to March 31, 2007. The components of optimization revenues are as follows:

  •
  Realized Optimization Revenues.  Realized optimization revenues for the year ended March 31, 2008 increased 24.3% to $74.6 million from $60.0 million for the period from May 12, 2006 to March 31, 2007. For the fiscal year ended March 31, 2008, 23.4 Bcf of capacity was utilized by proprietary optimization, compared to 12.6 Bcf for the period ended March 31, 2007. Unit margins contributed by this strategy were $3.18 per MMbtu for the fiscal year ended March 31, 2008 compared to $4.77 per MMbtu for the period ended March 31, 2007. Proprietary optimization revenue includes $16.7 million and $11.1 million from the sale of inventory that was held in our facilities on a temporary basis to support higher cycling LTF contracts for the period from May 12, 2006 to March 31, 2007 and the fiscal year ended March 31, 2008, respectively.

    •
    Unrealized Risk Management Gains/(Losses).  Unrealized risk management gains for the fiscal year ended March 31, 2008 increased to $1.5 million from a loss of $2.8 million for the period from May 12, 2006 to March 31, 2007. This increase was primarily attributable to the realization of financial hedges coinciding with the physical sales of physical inventory during the fiscal year ended March 31, 2008.

        Earnings Before Income Taxes.    Earnings before income taxes for the fiscal year ended March 31, 2008 increased 8.7% to $45.0 million from $41.4 million for the period from May 12, 2006 to March 31, 2007. This increase was primarily attributable to the items discussed above, offset by the following:

  •
  Operating Expenses.  Operating expenses for the fiscal year ended March 31, 2008 increased 55.2% to $44.6 million from $28.8 million for the period from May 12, 2006 to March 31, 2007. This increase was primarily attributable to a full year of operations for the fiscal year ended March 31, 2008 compared to a partial year for the period from May 12, 2006 to March 31, 2007.

  •
  General and Administrative Expenses.  General and administrative expenses for the fiscal year ended March 31, 2008 increased 51.5% to $30.1 million from $19.9 million for the period from May 12, 2006 to March 31, 2007. This increase was primarily attributable to a full year of operations for the fiscal year ended March 31, 2008 compared to a partial year for the period from May 12, 2006 to March 31, 2007 and increased legal fees in the fiscal year ended March 31, 2008, $3.2 million of which was due to the EnCana Corporation arbitration.

  •
  Depreciation and Amortization.  Depreciation and amortization for the fiscal year ended March 31, 2008 decreased 8.8% to $42.5 million from $46.6 million for the period from May 12, 2006 to March 31, 2007. This decrease was primarily attributable to a smaller amortization of customer intangible assets acquired at inception that are not amortized in a straight line method.

  •
  Interest Expense.  Interest expense for the fiscal year ended March 31, 2008 increased 22.7% to $73.9 million from $60.2 million for the period from May 12, 2006 to March 31, 2007. This increase was primarily attributable to a full year of operations for the fiscal year ended March 31, 2008 compared to a partial year for the period from May 12, 2006 to March 31, 2007. In addition, we drew additional borrowings and had a greater amount of debt outstanding under our revolver in the fiscal year ended 2008, due to increased optimization activity and as a substantial amount of term debt added in November 2006 due to the consummation of the Wild Goose acquisition.

  •
  Loss on Sale of Assets.  Losses on sales of assets for the fiscal year ended March 31, 2008 was $2.3 million compared to zero for the period from May 12, 2006 to March 31, 2007. We purchased approximately 30 miles of pipe to build a pipeline at one of our development projects and some of it was sold after the project was delayed. As we sold this pipe for less than we paid for it, we realized a loss on the sale during the fiscal year ended March 31, 2008.

  •
  Asset Impairment.  Asset impairment for the fiscal year ended March 31, 2008 was $2.5 million compared to zero for the period from May 12, 2006 to March 31, 2007. The value of the pipe that we bought for our development project was worth less at March 31, 2008 than it was when we bought it, the pipe that was not sold was subject to an impairment of $2.5 million. See "—Loss on Sale of Assets."

  •
  Foreign Exchange Losses/(Gains).  Foreign exchange gains for the fiscal year ended March 31, 2008 increased to $7.2 million from $2.6 million for the period ended March 31, 2007. The change relates to translation gains and losses, the major component of which are driven by the change in exchange rates between accrual and settlement of physical gas purchases and sales.

        Net Income.    Net income for the fiscal year ended March 31, 2008 decreased 9.6% to $48.3 million from $53.5 million for the period from May 12, 2006 to March 31, 2007. This decrease was primarily attributable to the following factors offsetting the earnings before income tax discussed above:

  •
  Income Tax Benefit.  Income tax benefit for the fiscal year ended March 31, 2008 decreased 72.2% to $3.4 million from $12.1 million for the period ended March 31, 2007. This decrease was primarily attributable to increases in the accounting and tax timing differences related to capital assets and intangible assets and the limitations on the deductibility of interest in debt, in conjunction with decreases in tax rates from 32.1% for the period ending March 31, 2007 to 31.5% for the fiscal year ended March 31, 2008.

Liquidity and Capital Resources

        The amount of available cash we need to pay the minimum quarterly distribution for four quarters on our common units, subordinated units and the 2% managing member interest to be outstanding immediately after this offering is $            . Our pro forma cash available for distribution during the twelve months ended December 31, 2009 would have been sufficient to allow us to pay the full minimum quarterly distribution on all of our common and subordinated units during such period. See "Our Cash Distribution Policy and Restrictions on Distributions."

        Our primary short-term liquidity needs will be to pay our quarterly distributions, to pay interest and principal payments under our debt agreements and to fund our operating expenses and maintenance capital and near-term liquidity needs, which we expect to fund through a combination of cash on hand and cash from operations. Our medium-term and long-term liquidity needs primarily relate to potential organic expansion opportunities and asset acquisitions. We expect to finance the cost of any expansion projects and acquisitions from the proceeds of this offering, borrowings under possible future credit facilities or a mix of borrowings and additional equity offerings as well as cash on hand and cash from operations. We anticipate that our primary sources of funds for our long-term liquidity needs will be from cash from operations and/or debt or equity financings. We believe that these sources of funds will be sufficient to meet our liquidity needs for the foreseeable future.

        Because we intend to distribute substantially all of our available cash, our growth may not be as fast as the growth of businesses that reinvest their available cash to expand ongoing operations. Moreover, our future growth may be slower than our historical growth. We expect that we will, in large part, rely upon external financing sources, including bank borrowings and issuances of debt and equity interests, to fund our expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy could significantly impair our ability to grow. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level, which in turn may affect the available cash that we have to distribute on each unit. Our Operating Agreement does not limit our ability to issue additional units, including units ranking senior to the common units being offered under this prospectus. The incurrence of additional debt by us or our operating subsidiaries would result in increased interest expense, which in turn may also affect the available cash that we have to distribute to our unitholders.

  Historical Cash Flows

        Cash flows are significantly influenced by our level of natural gas inventory, margin deposits and related forward sale contracts or hedging positions at the end of each accounting period and may fluctuate significantly from period to period. In addition, our period-to-period cash flows are heavily influenced by the seasonality of our proprietary optimization activities. For example, we generally purchase significant quantities of natural gas during the summer months and sell natural gas during the winter months. The storage of natural gas for our own account can have a material impact on our cash flows from operating activities for the period we pay for and store the natural gas and the subsequent period in which we receive proceeds from the sale of natural gas. When we purchase and store natural gas for our own account, we use cash to pay for the gas and record the gas as inventory and thereby reduce our cash flows from operating activities. We typically borrow on our revolving credit facility to fund these purchases and these borrowings increase our cash flows from financing activities. Conversely, when we collect the proceeds from the sale of natural gas that we purchased and stored for our own account, the impact on our cash flows from operating activities is positive and the impact on our cash flows from financing activities is negative. Therefore, our cash flows from operating activities fluctuate significantly from period-to-period as we purchase gas, store it, and then sell it in a later period. In addition, we have margin requirements on our economically hedged positions. As the cash deposits we make to satisfy our margin requirements increase and decrease with our volume of derivative positions and changes in commodity prices, our cash flows from operating activities may fluctuate significantly from period to period.

        The following table summarizes our sources and uses of cash for the period from May 12, 2006 through March 31, 2007, the fiscal years ended March 31, 2008 and 2009, and the nine months ended December 31, 2008 and 2009.

	Niska Predecessor
	For the period from May 12, 2006 through March 31, 2007
		Year Ended March 31,		Nine Months Ended December 31,
		2008	2009	2008	2009
				(unaudited)
	(dollars in millions)
Net cash provided/(used) by operating activities	$13.2	$185.9	$21.5	$(73.8)	$(61.3)
Net cash used in investing activities	(1,557.7)	(29.9)	(15.6)	(14.2)	(46.8)
Net cash provided/(used) by financing activities	1,580.1	(141.6)	(30.4)	122.2	120.2
Other information:
Proprietary inventory at cost	$109.8	$31.5	$133.1	$155.2	$210.9

        Operating Activities.    The variability in net cash provided by operating activities is primarily due to varying market conditions that exist at the end of any given fiscal period, and timing differences related to the subsequent decision that is made to either sell significant volumes of inventory, or hold them over a fiscal period end and sell them in the next fiscal period if there is the economic incentive to do so.

        For the period ended March 31, 2007, the price of natural gas in the following summer was higher than winter prices during such period. We thus chose to carry some of our inventory into the following fiscal year by rehedging the sale of our inventory to the following summer. This had the effect of increasing our overall margins and profitability, although income was deferred from the period from May 12, 2006 to March 31, 2007 to the fiscal year ended March 31, 2008 and this also reduced cash provided by operating activities for the period from May 12, 2006 to March 31, 2007. This timing difference was reversed in the following year when inventory was ultimately sold, at a higher margin than we had previously locked in.

        For the fiscal year ended March 31, 2008, the price of natural gas in the following summer was less than winter prices during such period and therefore there was no economic incentive to hold inventory over the year end. We sold essentially all of our available proprietary inventory prior to the end of the year and this resulted in no unusual timing anomalies in net cash provided by operating activities.

        For the fiscal year ended March 31, 2009, the price of natural gas in the following summer was higher than winter prices during such period, similar to the situation experienced at the end of March 31, 2007. As in the period ended March 31, 2007, we chose to carry our inventory into the following fiscal year, which had the effect of increasing our overall margins and profitability, although income was deferred from the fiscal year ended March 31, 2009 to the fiscal year ending March 31, 2010.

        Working Capital.    Working capital is defined as the amount by which current assets exceed current liabilities. Our working capital ratio is defined as current assets divided by current liabilities. Our working capital requirements are primarily affected by our level of capital spending for maintenance and expansion activity, but are also impacted by changes in accounts receivable and accounts payable. These changes are influenced by factors such as credit extended to, and the timing of collections from, our customers. Our working capital is also affected by the relationship between unrealized financial risk management hedges which are marked-to-market on a monthly basis, the margin deposits required by our brokers for such gains and losses, proprietary inventory which is stored in our facilities and cash used to fund inventory purchases.

        As of March 31, 2009, we had net working capital of $90.2 million (working capital ratio of 1.3 to 1.0), compared to net working capital of $75.6 million (working capital ratio of 1.5 to 1.0) and $82.8 million (working capital ratio of 1.6 to 1.0) at March 31, 2008 and 2007, respectively. These changes are primarily due to increased capital spending in 2008 which temporarily reduced working capital while expanding our existing facilities.

        Investing Activities.    With the exception of the period ended March 31, 2007, most of the investing activities in each annual and nine-month period were attributed to expansion capital expenditures at our storage facilities. These expenditures, as outlined in "—Capital Expenditures," have enabled us to increase our effective working gas capacity by 41.3 Bcf. However, maintenance capital expenditures have consistently ranged between $1.0 million and $2.0 million each year (except for the period ending March 31, 2007, which was a partial year).

        Financing Activities.    Net cash provided/(used) by financing activities consists of debt incurred for the acquisition of assets, periodic optional and mandatory retirements of such debt, advances and repayments made on our working capital revolver to fund proprietary inventory purchases, contributions of capital from our equity holders to fund expansion capital expenditures and debt retirements, and distributions made to our equity holders to cover income tax obligations. During the year ending March 31, 2009, we repaid $96.9 million of our term debt through a combination of cash provided from operations and a $50.0 million equity infusion from our equity holders. During the same period, we drew $65.0 million under our working capital revolver to fund some of our proprietary inventory purchases. We also made a $48.5 million distribution to our equity holders to cover income tax obligations. During the year ending March 31, 2008, we retired $79.9 million of term debt via optional and mandatory prepayments and repaid $60.0 million of working capital revolver drawings following the sale of our proprietary inventory. During the period ending March 31, 2007, we received $1.5 billion through a combination of debt and equity proceeds to fund the acquisition of the assets and drew $60.0 million on our working capital revolver to fund proprietary inventory purchases. We also used $51.3 million of cash provided by operations to retire some of the term debt borrowed by us at inception.

        For the nine months ended December 31, 2008, we repaid $7.2 million of our existing term debt from cash provided by operations. During the same period, we drew $85.0 million from our working capital revolver to fund proprietary inventory purchases. We also made a $37.6 million distribution to our equity holders to cover income tax obligations of our unitholders. See Note 14 to our combined financial statements.

        For the nine months ended December 31, 2009, we repaid $3.0 million of our existing term debt from cash provided by operations. During the same period, we drew $125.0 million from our working capital revolver to fund proprietary inventory purchases. We also made a $37.6 million distribution to our equity holders to cover income tax obligations of our unitholders. See Note 14 to our combined financial statements.

  Capital Expenditures

        Our capital expenditures for the period from May 12, 2006 through March 31, 2007, the years ended March 31, 2008 and 2009, and the nine months ended December 31, 2008 and 2009 were as follows:

	Niska Predecessor
	For the period from May 12, 2006 through March 31, 2007
		Year Ended March 31,		Nine Months Ended December 31,
		2008	2009	2008	2009
	(dollars in millions)
Acquisition expenditures(a)	$1,529.9	—	$0.3	$0.3	$
Maintenance capital expenditures	0.3	1.7	1.4	1.0		0.8
Expansion capital expenditures	27.4	35.8	17.6	16.5		46.0
Total	$1,557.6	$37.5	$19.0	$17.5		$46.8

(a)
On May 12, 2006 and November 16, 2006, Niska Predecessor completed the acquisition of substantially all of our predecessor business from EnCana Corporation for approximately $1.5 billion (after closing adjustments and transaction costs and expenses). Niska Predecessor did not assume any indebtedness of EnCana Corporation in connection with the acquisition. The purchase was accounted for as a business combination.

        Maintenance capital expenditures are capital expenditures made to replace partially or fully depreciated assets, to maintain the existing operating capacity of our assets and to extend their useful lives. Expansion capital expenditures are made to acquire additional assets to grow our business, to expand and upgrade our facilities and to acquire similar operations or facilities.

        Under our current plan, we expect to continue to spend between approximately $1.0 million and $2.0 million per year for maintenance capital expenditures to maintain the integrity of our storage facilities and ensure the reliable injection, storage and withdrawal of natural gas for our customers. In addition, we anticipate spending a total of $71.0 million in the fiscal year ending March 31, 2010 to expand the capacity and services of our facilities. We are evaluating additional projects to further expand our storage capacity at existing facilities and to develop new storage projects in the fiscal year ending March 31, 2011 and beyond. We expect that these projects will allow us to grow our total working gas capacity by approximately 15.0 Bcf by March 31, 2011, 27.0 Bcf by March 31, 2012, 37.0 Bcf by March 31, 2013 and 39.0 by March 31, 2014 and that the total cost of these identified expansions will be approximately $175.0 million. We expect to fund our maintenance capital expenditures through internally generated funds and our expansion capital expenditures through internally generated funds as well as borrowings under our credit facility, issuances of membership interests or debt offerings or a combination of the foregoing.

  Credit Facility

        Certain subsidiaries of U.S. Holdings and Canada Holdings entered into a $1.2 billion credit facility, dated as of May 12, 2006, with a syndicate of financial institutions. The credit facility consists of a U.S. revolver loan (which includes a U.S. swing line facility) of $175.0 million, a Canadian revolver loan (which includes a Canadian swing line facility) of $175.0 million, an asset sale term loan of $100.0 million, a U.S. term loan of $175.0 million, and a Canadian term loan of $550.0 million. The term loans were used to fund the acquisitions of our assets. The interest rates on amounts drawn from the facility could range from (1) between 0.75% and 1.25% above the higher of (a) the federal funds rate plus 0.5% and (b) Bank of America's prime rate for revolver loans drawn as a base rate loan, (2) between 1.75% and 2.25% over LIBOR for revolver loans drawn as a Eurodollar loan, (3) 0.75% above the higher of (a) the federal funds rate plus 0.5% and (b) Bank of America's prime rate for term loans drawn as a base rate loan and (4) 1.75% over LIBOR for term loans drawn as Eurodollar loans.

  Expected Non-Public Offerings of Senior Notes by Niska US and Niska Canada

        We expect that Niska Canada and Niska US will undertake non-public offerings of senior notes prior to the closing of this offering. We expect that the non-public offerings will be for $800.0 million aggregate principal amount of senior notes. We expect that the senior notes will be sold in offerings exempt from registration under the Securities Act and will be offered only to qualified institutional investors in reliance on Rule 144A under the Securities Act and to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

        We expect that the senior notes will be senior obligations of Niska US and Niska Canada, and will be (1) effectively junior to the respective issuer's secured obligations; (2) structurally subordinated in right of payment to all existing and future indebtedness and other liabilities of any of our subsidiaries that do not guarantee the senior notes; (3) pari passu in right of payment with all existing and future senior indebtedness of the respective issuer; and (4) unconditionally guaranteed by us and certain of our subsidiaries on a senior basis.

        We expect that the senior notes will be issued under a trust indenture that will contain negative covenants which in general will restrict our, and our subsidiaries', ability to engage in certain activities, including without limitation:

  •
  making distributions, purchases or redemptions of equity and certain investments and retiring any indebtedness that is subordinated to the notes or the note guarantees (except a payment of interest or principal at the stated maturity thereof);

  •
  incurring certain indebtedness or issuing disqualifying stock, subject to certain exceptions, unless for the most recent four fiscal quarters for which internal financial statements are available our fixed charge coverage ratio had been at least 2.0 to 1.0; and

  •
  consolidations, mergers and sales of assets.

        If an event of default exists under the indentures, the holders of the expected senior notes may declare the entire principal of all senior notes and interest accrued thereon to be due and payable immediately.

  Expected New Credit Facility

        Concurrently with the closing of the expected non-public offerings of senior notes, we expect that we will terminate our existing credit agreement and enter into a new secured credit agreement. We expect this new credit agreement to provide for a revolving credit facility, with an initial maximum borrowing capacity of $400.0 million. We anticipate that availability under our revolving credit facility will be subject to a borrowing base which will be redetermined from time to time and based initially on our receivables, inventory of proprietary gas and certain fixed assets. We anticipate that we may borrow only up to the level of our then current borrowing base.

  Contractual Obligations

        The following table summarizes by period the payments due for our estimated contractual obligations as of March 31, 2009:

	Payment due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions)
Long-term debt obligations	$592.5	$5.9	$100.9	$485.6	$—
Interest on long-term debt obligations	65.6	3.1	37.5	25.0	—
Operating lease obligations	29.5	0.7	14.5	9.5	4.8
Leased storage contracts	1.3	0.4	0.8	—	—
Mineral and surface leases	213.6	—	11.3	7.8	194.5
Purchase Obligations	3,778.4	2,199.3	1,577.2	1.9	—
Total	$4,680.9	$2,209.4	$1,742.2	$529.8	$199.3

  Off-Balance Sheet Arrangements

        As of December 31, 2009, we did not have any off-balance sheet arrangements. Prior to the closing of this offering, we will enter into a credit facility. In accordance with GAAP, there is no carrying value recorded for a credit facility until we borrow from the facility. In the future we may use off-balance sheet arrangements such as undrawn credit facility commitments, including letters of credit, to finance portions of our capital and operating needs. See "—Contractual Obligations" for more information.

        On January 1, 2010, Wild Goose entered into an operating lease for compression and other equipment related to the development of an expansion project. The primary term of the operating lease is five years, although there is an early purchase option which Wild Goose can exercise after three years. At the end of either term, Wild Goose can purchase the leased equipment from the operating lease counterparty at fair market value. The table above indicates all payments required under the primary term of the operating lease.

Quantitative and Qualitative Disclosures About Market Risks

        The term "market risks" refers to the risk of loss arising from changes in commodity prices, currency exchange rates, interest rates, counterparty credit and liquidity. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how we view and manage our ongoing market risk exposures.

  Commodity Price Risk

        To mitigate exposure to changes in commodity prices, we enter into purchases and sales of natural gas inventory and concurrently match the volumes in these transactions with offsetting forward contracts or other hedging transaction.

        Derivative contracts used to manage market risk generally consist of the following:

  •
  Forwards and futures are contractual agreements to purchase or sell a specific financial instrument or natural gas at a specified price and date in the future. We enter into forwards and futures to mitigate the impact of price volatility. In addition to cash settlement, exchange traded futures may also be settled by physical delivery of natural gas.

  •
  Swap contracts are agreements between two parties to exchange streams of payments over time according to specified terms. Swap contracts require receipt of payment for the notional quantity of the commodity based on the difference between a fixed price and the market price on the settlement date. We enter into commodity swaps to mitigate the impact of changes in natural gas prices.

  •
  Option contracts are contractual agreements to convey the right, but not the obligation, for the purchaser of the option to buy or sell a specific physical or notional amount of a commodity at a fixed price, either at a fixed date or at any time within a specified period. We may enter into option agreements to mitigate the impact of changes in natural gas prices.

        In order to manage our exposure to commodity price fluctuations, our policy is to promptly enter into a forward sale contract or other hedging transaction for every proprietary purchase contract we enter into. Therefore, inventory purchases are matched with forward sales or are otherwise economically hedged so that there are no speculative positions beyond operational tolerances specified in our risk policy.

        As at December 31, 2009, 50.2 Bcf of natural gas inventory was economically hedged, representing 99.2% of total current inventory. Long-term inventory, and fuel gas used for operating our facilities are not offset. Total volumes of long-term inventory and fuel gas at December 31, 2009 are 8.1 Bcf and 0.3 Bcf, respectively.

        Although the intent of our risk-management strategy is to protect our margins and manage our liquidity risk on related margin deposit requirements, we do not qualify any of our derivatives for hedge accounting. Changes in the fair values of these derivatives receive mark-to-market treatment in current earnings and result in greater potential for earnings volatility. This accounting treatment is discussed further under Note 2 of the Notes to our Combined Financial Statements and "—Critical Accounting Estimates."

  Currency Exchange Risk

        Our cash flow relating to our Canadian operations is reported in the U.S. dollar equivalent of such amounts measured in Canadian dollars. Monetary assets and liabilities of our Canadian subsidiaries are translated to U.S. dollars using the applicable exchange rate as of the end of a reporting period. Revenues, expenses and cash flow are translated using the average exchange rate during the reporting period.

        Because a portion of our Canadian business is conducted in Canadian dollars, we use certain financial instruments to minimize the risks of changes in the exchange rate. These instruments include forward swaps or spot swaps buying or selling U.S. dollars. Options may also be used in the future. All of the financial instruments utilized are placed with large brokers and financial institutions.

        At December 31, 2009, we had forward currency exchange contracts for a notional value of $126.5 million. The value of the forward currency contracts at March 31, 2009 and December 31, 2008 and 2007 was an asset of $4.6 million, $8.7 million and $0.6 million, respectively, and is recorded in derivative assets and derivative liabilities on the combined balance sheets. These open contracts at March 31, 2009, mature on various dates through 2010 and are for the exchange of U.S. dollars into 78.4 million Canadian dollars at an average rate of 1.17 Canadian dollars to 1.00 dollar.

  Interest Rate Risk

        We will be exposed to interest rate risk due to variable interest rates under the credit facility that we will enter into prior to the closing of this offering. All such borrowings under the facility will bear interest at variable rates. In the future, we may borrow under fixed rate and variable rate debt instruments that also give rise to interest rate risk. Changes in economic conditions could result in higher interest rates, thereby increasing our interest expense and reducing our funds available for capital investment, operations or distributions to our unitholders.

  Counterparty Credit Risk

        Counterparty credit risk is the risk of financial loss if a customer fails to perform its contractual obligations. We engage in transactions for the purchase and sale of products and services with major companies in the energy industry and with industrial, commercial, residential and municipal energy consumers. Credit risk associated with trade accounts receivable is mitigated by the high percentage of investment grade customers, collateral support of receivables and our ability to take ownership of customer-owned natural gas stored in its facilities in the event of non-payment.

        Margin deposits, or letters of credit in lieu of deposits, are required on derivative instruments utilized to manage our counterparty credit risk. As commodity prices increase or decrease, the fair value of our derivative instruments changes thereby increasing or decreasing our margin deposit requirements. Rising commodity prices or an expectation of rising prices could increase the cash needed to manage our commodity price exposure and thereby increase our liquidity requirements, limit amounts available to us through borrowing and reduce the volume of natural gas we may purchase. Exchange traded futures and options have minimal credit exposure as the exchanges guarantee every contract will be margined on a daily basis. In the event of any default, our account on the exchange would be absorbed by other clearing members. Because every member posts an initial margin, the exchange can protect the exchange members if or when a clearing member defaults.

  Liquidity Risk

        Liquidity risk is the risk that we will not be able to meet our financial obligations as they become due. Our approach to managing liquidity risk is to contract a substantial part of our facilities to generate constant cash flow and to ensure that they always have sufficient cash and credit facilities to meet their obligations when due, under both normal and stressed conditions, without incurring unacceptable losses or damage to reputation.

  Fair Value Measurement

        The fair values of the derivative instruments are based on quoted market prices obtained from NYMEX or ICE and from various sources such as independent reporting services, industry publications and brokers. These quotes are compared to the contract price of the instrument, which approximates the gain or loss that would have been realized if the contracts had been closed out at a specified time. We utilize observable market data when available, or models that utilize observable market data when determining fair value.

Risk Management Policy and Practices

        We have in place risk management practices that are intended to quantify and manage risks facing our business. These risks include, but are not limited to, market, credit, foreign exchange, operational, and liquidity risks. Our hedging practices mitigate our exposure to commodity price and foreign exchange risks. Strict open position limits are enforced, and physical inventory is offset with forward hedges. Our counterparty strategy ensures we have a strong mix of quality customers. We have models in place to monitor and manage operational and liquidity risks.

        The Risk Management Committee, or RMC, is comprised of members of our management team. The RMC provides oversight of our commercial activities. The committee reviews the adequacy of controls to ensure compliance with the risk policy. Our RMC meets weekly to review and respond to risks facing our business. The RMC analyzes positions and exposures and provides daily and weekly reporting to facilitate understanding of these exposures. The RMC assesses and manages the potential for loss in our positions through these reports. If limits are exceeded, the RMC is informed and appropriate action is taken to review and remedy. The RMC is independent of the Commercial and Marketing groups and reports through our chief financial officer.

        Optimization activities can only be executed by employees authorized to transact under the risk policy. All commercial personnel are annually required to read and certify that they will adhere to the principles purported within the policy. Each person authorized to make transactions is subject to internal volume limits. Counterparties are subject to credit limits as approved by our credit department.

        Our commercial and risk functions operate independently to ensure proper segregation of duties. Critical deal information for every transaction is entered into our deal capture systems and confirmed with counterparties.

        Despite the policies, procedures and controls described above, there can be no assurance that our risk management systems will prevent losses that would negatively affect our business, results of operations, cash flows and financial condition. See "Risk Factors—Risks Inherent in Our Business—Our risk management policies cannot eliminate all commodity price risk. In addition, any non-compliance with our risk management policies could result in significant financial losses."

Segment Information

        Our process for the identification of reportable segments involves examining the nature of services offered, the types of customer contracts entered into and the nature of the economic and regulatory environment. Since our inception, we have operated along functional lines in our commercial, engineering and operations teams for operations in Alberta, northern California and the U.S. midcontinent. All functional lines and facilities offer the same services: firm storage contracts, short-term firm services and optimization. All services are delivered using reservoir storage. We measure profitability consistently along all functional lines based on revenues and earnings before interest, taxes, depreciation and amortization, before unrealized risk management gains and losses. We have aggregated our functional lines and facilities into one reportable segment as at and for the periods ending December 31, 2009 and 2008 as well as March 31, 2009, 2008 and 2007.

        Information pertaining to our LTF, STF and proprietary optimization revenues is presented in the combined statements of earnings, comprehensive income and retained earnings. All facilities have the same types of customers: major companies in the energy industry, industrial, commercial, and local distribution companies and municipal energy consumers.

Critical Accounting Estimates

        The historical financial statements included elsewhere in this prospectus have been prepared in accordance with GAAP. GAAP represents a comprehensive set of accounting and disclosure rules and requirements, the application of which requires management judgments and estimates including, in certain circumstances, choices between acceptable GAAP alternatives. The following is a discussion of our most critical accounting estimates, judgments and uncertainties that are inherent in the application of GAAP, including the valuation of risk management assets and liabilities, inventory, and goodwill. These estimates affect, among other items, valuing identified intangible assets, evaluating impairments of long-lived assets, depreciation of cushion gas, establishing estimated useful lives for long-lived assets, estimating revenues and expense accruals, assessing income tax expense and the requirement for a valuation allowance against the deferred income tax asset, valuing asset retirement obligations and in determining liabilities, if any, for legal contingencies.

  Revenue Recognition

        Our assessment of each of the four revenue recognition criteria as they relate to our revenue producing activities is as follows:

        Persuasive evidence of an arrangement exists.    Our customary practices are to enter into a written contract, executed by both the customer and us.

        Delivery.    Delivery is deemed to have occurred at the time the natural gas is delivered and title is transferred, or in the case of fee-based arrangements, when the services are rendered. To the extent that we retain our inventory, delivery occurs when the inventory is subsequently sold and title is transferred to the third party purchaser.

        The fee is fixed or determinable.    We negotiate the fee for our services at the outset of our fee-based arrangements. In these arrangements, the fees are nonrefundable. The fees are generally due on the 25th of the month following the delivery or services rendered. For other arrangements, the amount of revenue is determinable when the sale of the applicable product has been completed upon delivery and transfer of title.

        Collectability is reasonably assured.    Collectability is evaluated on a customer-by-customer basis. New and existing customers are subject to a credit review process, which evaluates the customers' financial position (e.g. cash position and credit rating) and their ability to pay. If collectability is not considered reasonably assured at the outset of an arrangement in accordance with our credit review process, revenue is recognized when the fee is collected.

        Revenue from our LTF contracts consists of monthly storage fees and fuel and commodity charges for injections and withdrawals. LTF contract revenue is accrued on a monthly basis in accordance with the terms of the customer contracts. Customer charges for injections and withdrawals are recorded in the month of injection or withdrawal.

        STF contract revenue consists of fees for injections and withdrawals, which include fuel and commodity charges. One half of the fees are earned at the time of injection by the customer and one half of the fees are charged at the time of withdrawal by the customer.

        Energy trading contracts resulting in the delivery of a commodity where we are the principal in the transaction are recorded as proprietary optimization revenues or purchases at the time of physical delivery. Realized and unrealized gains and losses on financial energy trading contracts are included in proprietary optimization revenue. See Note 12 to our combined financial statements included elsewhere in this prospectus.

  Fair Value of Risk Management Assets and Liabilities

        The Partnerships use natural gas derivatives and other financial instruments to manage their exposure to changes in natural gas prices, foreign exchange, and interest rates. These financial assets and liabilities, which are recorded at fair value on a recurring basis, are included into one of three categories based on a fair value hierarchy.

        The fair value of our derivative and risk management contracts are recorded as a component of risk management assets and liabilities, which are classified as current or non-current assets or liabilities based upon the anticipated settlement date of the contracts. The determination of the fair value of these derivative and physical contracts reflect the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In the determination of fair value, we consider various factors, including closing foreign exchange and over-the-counter quotations, time value and volatility factors underlying the contracts.

  Inventory

        Our inventory is natural gas injected into storage which is held for resale. Long-term inventory represents non-cycling working gas. We inject non-cycling working gas on a temporary basis to increase pressure within the reservoirs to allow us to market higher cycling contracts or previously un-saleable gas from an underutilized reservoir that can be sold into the market when we add mechanical compression to the reservoir. This mechanical compression will allow access to natural gas that was previously required to maintain pressure within the reservoir. Inventory is valued at the lower of average cost and market.

  Cushion Gas Effectiveness

        Certain volumes of gas defined as cushion gas are required for maintaining a minimum field pressure. Cushion gas is considered a component of the facility and as such is not amortized because it is expected to ultimately be recovered and sold. Cushion gas is monitored to ensure that it provides effective pressure support. In the event that gas moves to another area of the reservoir where it does not provide effective pressure support, charges against cushion gas are included in depreciation in an amount equal to the estimated volumes that have migrated.

  Impairment of Long-Lived Assets

        We evaluate whether events or circumstances have occurred that indicate that long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, we assess the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows. In the event that the sum of the expected future cash flows resulting from the use of the asset is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded.

  Goodwill and Other Intangible Assets

        We account for business acquisitions using the purchase method of accounting and accordingly the assets and liabilities of the acquired entities are recorded at their estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired is attributed to goodwill.

        Goodwill is not amortized and is re-evaluated on an annual basis or more frequently if events or changes in circumstances indicate that the asset might be impaired.

        Goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. If the carrying amount exceeds the fair value of the reporting unit, we perform the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill.

        Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions. These assumptions are dependent on several subjective factors including the timing of future cash flows and future growth rates. The fair value of our reporting units is determined based on a weighting of multiples of potential earnings approaches which is classified under Level 3 fair value measurement under FASB ASC 820. The multiples of earnings approach estimates fair value by applying multiples of potential earnings, working gas capacity, and cycle-ability of similar entities. Results using the multiples of potential earnings and the multiples of gas capacity and cycle-ability are given equal weighting when determining the valuation using this approach. The future operating projections are based on consideration of past performance and the projections and assumptions used in our current operating plans and adjusted for market participant assumptions as appropriate. We then assign a weighting to the multiple or earnings to derive the fair value of the reporting unit.

        Intangible assets representing customer contracts are amortized over their useful lives. These assets are reviewed for impairment as impairment indicators arise. When such events or circumstances are present, the recoverability of long-lived assets is assessed by determining whether the carrying value will be recovered through the expected undiscounted future cash flows. In the event that the sum of the expected future cash flows resulting from the use of the asset is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded.

  Income taxes

        We are not taxable entities. Income taxes on their income are the responsibility of the individual partners and have accordingly not been recorded in the consolidated financial statements. Niska Canada has corporate subsidiaries, which are taxable corporations subject to Canadian federal and provincial income taxes, which are included in the consolidated financial statements.

        Income taxes on the Canadian corporate subsidiaries are provided based on the asset and liability method, which results in deferred income tax assets and liabilities arising from temporary differences. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. This method requires the effect of tax rate changes on current and accumulated deferred income taxes to be reflected in the period in which the rate change was enacted. The asset and liability method also requires that deferred income tax assets be reduced by a valuation allowance unless it is more likely than not that the assets will be realized.

Recent Accounting Pronouncements

        The following new accounting pronouncements were adopted during 2009 and the effect of such adoption has been presented in the accompanying combined financial statements:

  Generally Accepted Accounting Principles (ASC 105)

        This accounting standard results in the Financial Accounting Standards Board, or the FASB, Accounting Standards Codification, or the Codification, becoming the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC are also considered sources of authoritative GAAP for SEC registrants. The

Codification supersedes all then-existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative. The adoption of the provisions of this accounting standard did not change the application of existing GAAP, and as a result, did not have any impact on our combined results of operations, combined financial position or cash flows.

  Fair Value Measurement (ASC 820)

        We adopted a new fair value measurement standard as of April 1, 2008. ASC 820 defines fair value, establishes a framework for measuring fair value under existing accounting pronouncements that require fair value measurements and expands fair value measurement disclosures. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The standard characterizes inputs used in determining fair value according to a hierarchy that prioritizes inputs based upon the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

    Level 1—inputs represent quoted prices in active markets for identical assets or liabilities (for example, exchange-traded commodity derivatives).

    Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (for example, quoted market prices for similar assets or liabilities in active markets or quoted market prices for identical assets or liabilities in markets not considered to be active, inputs other than quoted prices that are observable for the asset or liability, or market corroborated inputs).

    Level 3—inputs that are not observable from objective sources, such as our internally developed assumptions about market participant assumptions used in pricing an asset or liability (for example, an estimate of future cash flows used in our internally developed present value of future cash flows model that underlies the fair value measurement).

        In determining fair value, we utilize observable market data when available, or models that utilize observable market data. In addition to market information, we incorporate transaction-specific details that, in management's judgment, market participants would take into account in measuring fair value.

        In forming fair value estimates, we utilize the most observable inputs available for the valuation technique employed. If a fair value measurement reflects inputs at multiple levels within the hierarchy, the fair value measurement is characterized based upon the lowest level of input that is significant to the fair value measurement. Recurring fair value measurements are performed for commodity, interest rate and foreign currency derivatives.

        The carrying amount of cash and cash equivalents, margin deposits, trade receivables, accrued receivables, trade payables and accrued liabilities reported on the balance sheet approximates fair value. The fair value of debt is the estimated amount we would have to pay to repurchase our debt, including any premium or discount attributable to the difference between the stated interest rate and market rate of interest at the balance sheet date. Fair values are based on valuations of similar debt at the balance sheet date and supported by observable market transactions when available. See Note 9 to our combined financial statements included elsewhere in this prospectus for disclosures regarding the fair value of debt. See Note 13 to our combined financial statements included elsewhere in this prospectus for disclosures regarding the fair value of derivative instruments.

        We elected to implement the standard with the one-year deferral permitted for nonfinancial assets and nonfinancial liabilities, except those nonfinancial items recognized or disclosed at fair value on a recurring basis (at least annually). The deferral period ended on April 1, 2009. Accordingly, we now apply the fair value framework to nonfinancial assets and nonfinancial liabilities initially measured at fair value, such as assets acquired in a business combination, impaired long-lived assets (asset groups), intangible assets and goodwill and initial recognition of asset retirement obligations.

  Disclosures about Derivative Instruments and Hedging Activities (ASC 815-10)

        We adopted a new standard for our derivative instruments and hedging activities, effective April 1, 2009. ASC 815-10 does not change our accounting for derivatives, but requires enhanced disclosures regarding our methodology and purpose for entering into derivative instruments, accounting for derivative instruments and related hedged items (if any), and the impact of derivative instruments on our combined financial position, results of operations and cash flows. See Notes 12 and 13 to our combined financial statements included elsewhere in this prospectus.

  Business Combinations (ASC 805)

        We adopted a new accounting standard for business combinations, effective April 1, 2009. ASC 805 applies prospectively to us for future business combinations. ASC 805 expands the definition of what qualifies as a business, thereby increasing the scope of transactions that qualify as business combinations. Furthermore, under ASC 805, changes in estimates of income tax liabilities existing at the date of, or arising in connection with, past business combinations are accounted for as adjustments to current period income as opposed to adjustments to goodwill. The adoption of ASC 805 had no impact on our combined financial position, results of operations or cash flows.

  Subsequent Events (ASC 855-10)

        We adopted a new standard on subsequent events, effective April 1, 2009. ASC 855-10 defines subsequent events as either recognized subsequent events (events that provide additional evidence about conditions at the balance sheet date) or nonrecognized subsequent events (events that provide evidence about conditions that arose after the balance sheet date). Recognized subsequent events are recorded in the financial statements for the current period presented, while nonrecognized subsequent events are not. Both types of subsequent events require disclosure in the combined financial statements if nondisclosure of such events causes the financial statements to be misleading. We are also required to disclose the date through which subsequent events have been evaluated. The adoption of ASC 855-10 had no impact on our combined financial statements. We have evaluated subsequent events through February 19, 2010. See Note 23 to our combined financial statements included elsewhere in this prospectus.

        The following new accounting pronouncements were issued but not adopted as of December 31, 2009:

  Fair Value Measurement (ASC 810-10)

        This new standard requires disclosure of fair value information of financial instruments at each interim reporting period. The disclosures include the relevant carrying value as well as the methods and significant assumptions used to estimate the fair value. The guidance was effective for interim and annual periods beginning after December 15, 2009. For period beginning as of April 1, 2010, we will be required to disclose additional fair value measurement information such as transfers into and out of levels 1 and 2 and further details of movements within level 3. The new standard clarifies the level of disaggregation required and inputs and valuation techniques used to measure fair value.

NATURAL GAS STORAGE INDUSTRY

        In this prospectus, we refer to information regarding the natural gas storage industry in the United States and Canada from the U.S. Energy Information Administration, or the EIA, the National Petroleum Council (an Advisory Committee to the U.S. Secretary of Energy), or the NPC, the U.S. Federal Energy Regulatory Commission, or FERC, and Canadian Enerdata.

 Overview of the Natural Gas Value Chain

  Introduction

        Collectively, the United States and Canada consume approximately 27.0 trillion cubic feet, or Tcf, of natural gas per year. This amount represents approximately 28% of the total annual energy consumption in those countries, and is growing. In 2008, residential and commercial consumers accounted for 23% and 15%, respectively, of the total delivered volume of natural gas in the United States and Canada. The use of relatively clean-burning natural gas for power generation has increased significantly in recent years, constituting 29% of the total delivered volume of natural gas in 2008. The industrial sector constituted 32% of the total delivered volume of natural gas in 2008. While the portion of total natural gas consumed by residential and commercial customers and for power generation has increased over recent years, the portion used by industrial customers has declined.

        The natural gas "value chain" refers to the steps involved in bringing natural gas from beneath the earth's surface to the ultimate consumer and consists of gas production at the wellhead, gathering, processing, transmission, storage, marketing and distribution, as shown in the following illustration.

  Production

        The first segment of the natural gas value chain is natural gas production, which consists of the exploration for, and the extraction of, natural gas from underground reservoirs. The main North American natural gas production regions are the Gulf Coast, the Permian basin, the Mid-Continent, the San Juan basin, the Rocky Mountain region, the Appalachian region and Western Canada. In addition, overseas production arrives by ship as liquefied natural gas, or LNG.

  Gathering

        Gathering systems, primarily made up of small-diameter, low-pressure pipelines, move raw natural gas from the wellhead to a natural gas processing plant or to an interconnection with a larger mainline pipeline.

  Processing

        There are four main steps involved in natural gas processing: (1) treating; (2) dehydration; (3) recovery of natural gas liquids, or NGLs and (4) fractionation. These processes separate pipeline quality gas, or dry natural gas (predominantly methane), from NGLs and the heavier hydrocarbon components that are not suitable for long-haul pipeline transportation or commercial use.

  Pipeline Transmission

        Natural gas is transported from gathering facilities and processing plants to downstream consumption areas by transmission pipelines. In North America, there are approximately 305,000 miles of large-diameter, high-pressure interstate and intrastate transmission pipelines operated by more than 200 companies.

  Storage

        Natural gas storage is a critical element of the natural gas value chain, and serves two primary purposes. First, gas storage augments natural gas production and delivery systems, enhancing reliability of supply during periods of heavy gas demand. Second, gas storage is used to inject excess production during periods of low or off-peak demand and to withdraw gas when demand is higher, thus balancing the mismatch between relatively steady production and oscillating demand. Natural gas storage can serve to decrease peak-demand gas costs through injection of lower priced gas in off-peak periods and withdrawal in peak demand periods. In addition to managing seasonal price differentials, gas in storage is used increasingly to arbitrage movements in gas prices across time. The following chart illustrates the imbalance between fluctuating demand and relatively stable supply:

Source: Energy Information Administration

        Producers, transmission pipelines, local distribution companies, or LDCs, marketers and end-users, including gas-fired electric power plants, benefit directly from the load balancing and supply reliability functions of gas storage. Storage facilities are typically utilized by:

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  Natural gas distributors and end-users, such as LDCs, which serve residential and commercial customers, large industrial users and gas-fired electric power plants, to manage fluctuations in monthly, daily or hourly gas demand, to avoid penalties assessed by pipelines and other parties for temporary imbalances, and to balance often significant seasonal variations in their gas demand profile;

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  Pipelines, to provide short-term advances to shippers in order to manage temporary imbalances or to maintain the operational integrity of the pipeline; and

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  Independent natural gas marketing companies, energy merchants, and financial institutions in connection with the execution of their gas marketing and energy trading strategies and commodities portfolios.

        According to the EIA, there are approximately 120 natural gas storage operators in North America, which control approximately 400 underground storage facilities with an aggregate gas storage capacity of 4.2 Tcf. The principal operators of underground natural gas storage facilities are:

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  Interstate pipeline companies, which developed underground storage to facilitate load balancing and system supply management on their long haul transmission pipelines and use much of it to serve their shippers;

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  Intrastate pipeline companies, which use underground storage to serve their end-user customers, as well as to facilitate load balancing and system supply management;

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  LDCs or utilities, which use underground storage to serve the primarily seasonal demand variations of their own end-use customer portfolio; and

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  Independent storage operators, which operate underground storage as a business primarily to serve third-party customers.

        Prior to deregulation in 1994, interstate pipeline companies generally owned the gas flowing through their systems, including gas held in storage, and had exclusive control over the capacity and utilization of their storage facilities. As natural gas markets were deregulated and interstate pipelines were required to provide open-access to their systems, the number of direct participants in natural gas markets increased significantly. With each participant seeking to manage its own requirements, rather than a pipeline operating an aggregated supply system, major changes in the inventory management practices and storage utilization in the natural gas industry have occurred.

  Distribution

        Once natural gas reaches the market through transmission lines, it is (1) directly delivered from transmission lines to large industrial, commercial and power generation customers or (2) delivered to residential and commercial consumers at reduced pressures through LDCs. More than 1,500 LDCs deliver natural gas to end users through hundreds of thousands of miles of small-diameter service lines.

  Marketing

        Natural gas marketers are separate entities that compete to provide natural gas services to producers, resellers or to end users and may be affiliates of producers, pipelines or LDCs, or may be separate business entities unaffiliated with other participants in the natural gas industry. Marketers find buyers for natural gas, ensure secure supplies of natural gas in the market, and arrange transportation and storage for natural gas to efficiently reach the end-user.

 Natural Gas Storage Reservoir Types

        Natural gas may be stored in a number of different ways. It is most commonly held underground and under pressure in one of three major types of "reservoirs:" (1) depleted reservoirs in oil and gas fields; (2) aquifers; and (3) salt cavern formations. Depleted reservoirs, aquifers and salt caverns make up approximately 86%, 10% and 4%, respectively, of North America's total underground gas storage capacity. Besides location, the key attributes of any storage facility are the amount of inventory that can be stored for later use (the gas storage capacity) and the rate at which that inventory capacity can be filled or emptied (injection and withdrawal capability, or cycling capacity). The different types of natural gas storage have distinctly different characteristics in each of these areas.

        The following charts provide an overview of the major types of reservoir storage in North America:

Depleted Reservoir/Aquifer Storage	Salt Dome Storage

  Depleted Reservoirs

        Depleted reservoirs are naturally occurring underground formations that originally contained and produced oil or natural gas and that have been depleted through earlier production. Geologically, they are permeable underground rock formations that are confined by barriers of impermeable rock and sometimes water.

        Of the three primary types of underground storage facilities, depleted reservoirs are typically the least expensive to develop, operate and maintain. In order to maintain sufficient pressure to support design withdrawal rates in depleted reservoirs, approximately 50% of the formation's volume must be kept filled with cushion gas. The remaining capacity is the gas storage capacity.

        Depending on the quality of the reservoir, depleted reservoirs can be developed with cycling capability between 1.0 and 5.0 cycles per year, but most commonly are capable of cycling their working gas 1.0 or 2.0 times per year. Reservoirs with rock of higher permeability and porosity, when combined with modern techniques such as horizontal well technology, are capable of the higher cyclabilities.

  Aquifers

        Aquifers are underground, porous, permeable rock formations that act as natural water reservoirs. In certain situations, these formations may be reconditioned and used as natural gas storage facilities. The cushion gas requirement for aquifers is higher than for depleted reservoirs or salt caverns and can be as high as 90% of the total gas volume. Typical aquifer storage can only be cycled once per year. Most aquifer storage development has occurred in the upper mid-west of the United States, where there is a significant need for seasonal storage, and few depleted reservoirs or salt deposits.

  Salt Cavern Formations

        Salt cavern formations are reservoirs that are leached or mined out of underground salt deposits (salt domes or salt beds). The cushion gas requirement for salt caverns is approximately 25% of the total gas volume.

        Salt caverns typically have much smaller working gas (inventory) capacity than depleted gas reservoirs and aquifers. As such, salt caverns cannot hold the volume of gas necessary to meet base load storage requirements. However, because deliverability (in proportion to inventory capacity) from salt caverns is typically much higher than for either aquifers or depleted reservoirs, natural gas may be more readily (and quickly) withdrawn and injected into salt caverns. These types of facilities can be designed for working gas to be cycled as much as twelve times a year.

Natural Gas Storage Value Drivers for Market Based Storage Services

        The value of a natural gas storage facility or storage services contract is principally based on a number of drivers, including:

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  Operational characteristics and location of the storage facility;

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  Seasonal spreads in natural gas prices;

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  Volatility and absolute levels of natural gas prices; and

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  Interest rate levels.

  Operational Characteristics and Location of the Storage Facility

        The operational characteristics of a storage facility have a significant impact on the value of storage services at the facility. These characteristics include overall gas storage capacity, cyclability (or the number of times the working gas volume can be fully injected and withdrawn in a year) and geographic location. The length of time a facility can sustain its peak withdrawal rate before it starts to decline and the steepness of the decline in withdrawal rate as further inventory is removed, are the basic elements of a facility's profile and determine its cyclability. The more flexibility (cyclability) that a facility profile offers, the more value it can generate, whether through contract services or optimization. A storage facility's value can also be impacted by its location within the natural gas infrastructure, such as location near market regions or multiple pipeline interconnects.

  Seasonal Spreads

        On average, total natural gas consumption levels in the United States are approximately 28% higher in the winter months than summer months primarily due to the requirements of residential and commercial market sectors where gas is used principally for heating. Accordingly, natural gas prices are significantly lower in the summer than in the winter, and this price differential is referred to as the seasonal spread. Gas storage capacity allows the capacity holder to take advantage of the seasonal spread by injecting and storing gas when prices are low and then withdrawing the gas during periods of high demand when prices are higher. The gross margin available from buying and injecting gas in summer months for withdrawal in winter months can be locked in at the time of injection by entering into a forward sale for the gas, establishing a minimum value for the gas storage user.

        Below is an example of a hypothetical gas price futures curve to illustrate the seasonal spread:

        The changes in supply and demand dynamics discussed below in "—Fundamental Industry Trends" have resulted in higher seasonal gas price differentials, and thus, in higher gas storage contract values in recent years. While the seasonal differential tends to be influenced by a number of short-term factors, the growing trend in storage contract values established over the last several years indicates, in part, the natural gas market's recognition that previous levels of gas storage capacity may no longer be sufficient to provide adequate supply for the expected range of winter demand conditions.

  Price Volatility and Absolute Level of Natural Gas Prices

        In times when natural gas prices are more volatile, the value of storage capacity increases because storage capacity holders with the contractual ability to withdraw or inject gas, as applicable, are able to capture more value from their storage capacity. When near-term natural gas prices are volatile, storage capacity holders often have opportunities to inject and withdraw natural gas from storage in an effort to earn incremental margins above the seasonal spread as market opportunities permit. This is sometimes referred to as the option value of gas storage. In addition, increased volatility in demand can intensify the demand for storage for supply reliability. Gas storage facilities with higher injection and withdrawal capabilities are best able to capture value from gas market volatility.

        Higher natural gas price levels result in greater absolute movement in natural gas prices in response to ordinary market volatility and higher margins available to be captured through natural gas storage. In high market price environments, storage users have a greater incentive to mitigate their exposure to significant price changes. Higher prices typically generate higher storage values where the benefit from greater price movements more than offsets higher variable costs.

  Interest Rate Levels

        There is a financing cost for the storage capacity holder to carry the cost of the inventory while it is stored in the facility. That financing cost is impacted by the cost of capital or interest rate incurred by the storage user as well as the commodity cost of the natural gas in inventory. The higher the financing cost, the lower the margin that will be left over from the price spread that was intended to be captured.

Fundamental Industry Trends

        We believe recent trends in the industry suggest continued demand for and increased value of natural gas storage.

  Increased Natural Gas Consumption and Production

        According to the EIA, natural gas consumption in the United States and Canada will increase by an average of 0.5% and 1.5%, respectively, per year through 2030. In order to meet this projected demand growth, natural gas producers will need to increase supplies, which is likely to result in increased demand for gas storage capacity, especially in off-peak periods. Natural gas storage facilities are already beginning to see the effects of increased gas production. The EIA reported that during the week ended November 27, 2009, the amount of working gas in storage was 3.8 Tcf, the highest amount on record.

        There is evidence that the current North American natural gas storage system will be unable to meet this growing demand unless there is a significant expansion of storage facilities. The limited growth in storage capacity in recent years and the significant barriers to the construction of new facilities suggests that such an expansion is unlikely to occur and that gas storage prices will increase in the future. See "—Limited Storage Supply Growth."

  Increasingly Seasonal and Weather-Sensitive Natural Gas Demand

        Demand for natural gas in North America is typically higher during the winter than the summer, primarily due to residential and commercial heating applications. In some regions of North America, peak air conditioning loads during hot summer months place greater demand on natural gas to fuel power plants. Natural gas produced in excess of demand during the shoulder (spring and fall) months is typically stored to meet the increased demand for natural gas during the winter months and an emerging summer demand peak. Seasonal winter demand has shown steady growth even as warmer average winter temperatures over the past four years have dampened the full potential impact of increasing demand. Increasing winter demand for natural gas, coupled with increased overall demand, should result in an increased need to store natural gas, especially in the lower-demand months during spring and fall.

        In addition to being influenced by seasonal weather changes, severe storms such as Hurricanes Katrina and Rita in 2005 have demonstrated the influence of catastrophic weather events on the energy industry. These natural disasters caused major disruption in the oil and gas industries by destroying infrastructure in the U.S. gulf region. To mitigate the impact of similar events in the future, FERC and CPUC have followed policies that encourage developers to build more natural gas storage facilities.

  Production of Natural Gas Decreasingly Sensitive To Seasonal Factors

        While gas demand continues to grow and become more seasonal, gas production is essentially flat and is becoming less seasonal, making natural gas storage even more important. Before the gas market was deregulated, some producers were required to shut-in some amount of production during summer months, when demand and prices tended to be at their lowest levels. Those wells were brought back onto production in the fall and winter months as demand and gas prices rose. This slight seasonality of gas production provided some minor offset to the need for seasonal storage capacity, but has almost entirely disappeared. The NPC has noted that the current environment in which gas supply is increasingly challenged to keep pace with growing demands for natural gas gives producers an incentive to maintain gas production at near maximum capability at all times.

        Unlike many products, where production can be increased and sustained in a matter of days, increases in natural gas production involve much longer lead time measured in months or even years (possibly requiring exploratory seismic work, the drilling of wells and the connection of wells to pipelines.) As a result, the supply of natural gas is relatively inelastic in response to changes in the price of natural gas. In addition, it would be economically inefficient and poor production practice for producers to routinely shut-in wells when natural gas prices are low. By continuing their production efforts when demand for natural gas is low producers create a surplus of natural gas which creates downward price pressure and a requirement for storage.

  Gas-Fired Power Generation Increases Volatility

        Over 83% of electric generating capacity added in the last decade has been natural gas-fired. The rapid growth in gas-fired power generation since the 1990's, fueled in part by environmental legislation that makes natural gas a more attractive alternative to coal and oil, is significantly contributing to increased natural gas demand volatility and consumption by amplifying winter spikes and adding significant demand on the hottest days in summer. First, gas-fired electric power plant demand is adding to the consumption spikes of winter as cold days now see the dual impact of increased gas heating load and increased power loads. Second, the greatest demand for electrical power from gas-fired power generation is during the hottest days of summer for air-conditioning loads. The relatively new phenomenon of a secondary summer demand peak reduces gas available for injection into storage to build inventories during the traditional summer injection period, compressing the storage injection season to the shoulder months of spring and fall.

        In addition to increasing volatility, the growth in the number of gas-fired power plants has resulted in a greater need for storage facilities with high deliverability capabilities. The need to produce energy rapidly in order to meet suddenly increased demand requires that gas-fired power plants have access to natural gas quickly. Only facilities that have relatively high deliverability capabilities can provide this level of flexibility.

  Reduction of Industrial Base-Load Consumption Increases Volatility

        While natural gas demand from the residential, commercial and power generation sectors has been growing, demand from the industrial sector, which has the least seasonality and weather sensitivity, is in decline in the United States. The result is a reduction in base load gas demand, further amplifying the sensitivity of remaining demand. Furthermore, the loss of industrial load reduces the market's ability to respond to demand spikes. Historically, price sensitive industrial users typically switched fuels or temporarily halted operations for a few days when gas prices got too high. This industrial "shock absorber" in natural gas markets is diminishing. These trends further reduce the overall flexibility of demand and are likely to contribute to greater gas price volatility and increased reliance on natural gas storage.

  Renewable Energy Creates Increased Demand for Gas Storage Capacity

        Several states have introduced renewable portfolio standards, requiring a certain portion of that state's energy supply portfolio be derived from renewable sources. Solar and wind power generation is intermittent, requiring backup when, for example, the wind is calm but demand for power is high. Natural gas fired power generation is the most easily dispatchable and will naturally fill the backup role, but will require more gas storage capacity to hold readily available supply.

  Increasing Seasonal Spread and Continued Volatility

        Since 2000, the seasonal spread at Henry Hub, one of the main reference prices for the North American natural gas market, has increased, on average, from $0.31 per MMbtu in 2000 to $2.15 per MMbtu in 2009. The summer/winter NYMEX forward spread is the difference between the highest price month and the lowest price month in any future April through March period. The chart below highlights the seasonal trend that has been observed in the North American natural gas market.

NYMEX Seasonal Price Spread Trends

Source: New York Mercantile Exchange (NYMEX)

        There has been a corresponding sustained upward trend in the value of natural gas storage over the past several years, which reflects many of the recent natural gas market trends. For example, summer/winter NYMEX differentials increased from $0.38 per MMbtu in early 2003, to $1.24 per MMbtu in early 2005, to $3.80 per MMbtu in early 2006. After a dramatic increase in those differentials in 2006, summer/winter differentials have narrowed but have not fallen below approximately $1.30 per MMbtu.

        Recent trends suggest that volatility in natural gas demand and prices will remain a large factor in the natural gas storage industry. The chart below highlights the historical volatility trend for natural gas prices observed at Henry Hub from 2001 to late 2009. Volatility of natural gas prices at Henry Hub from 2001 to 2009 on a cash basis show extreme spikes in price volatility in the winter season due to natural gas demand volatility and the need for additional supply reliability during these peak demand months.

Historical Henry Hub Cash Price Volatility- 90 Day Trailing Average

Source: Platts Gas Daily

        Growing weather-sensitive demand is increasing demand for, and the value of, gas storage services. Cold winter temperatures significantly augment the demand for natural gas storage. Despite the increase in weather sensitive demand in recent years, market prices have not fully increased correspondingly, due to a number of factors such as the 2008-2009 economic downturn which muted the economy, and a pattern of warmer-than-normal winters, which reduced demand for storage withdrawals. The 2003 fiscal year illustrates that moderately colder-than-normal winter temperatures can have a large effect on the amount of natural gas cycled from storage—2.9 Tcf was withdrawn to satisfy winter demand that winter and Henry Hub spot prices reached $18.00 per MMbtu. The chart below illustrates the extreme sensitivity of natural gas prices to modestly colder than normal winters.

Winter Weather Effects on Henry Hub Cash Price

Source: NOAA National Climate Data Center, Platts Gas Daily

        The NPC estimated in 2003 that as much as 700.0 Bcf of additional storage capacity may be required by 2025 to meet demand trends under assumptions of "normal" weather each year. Demand for storage could be as much as 25% higher than normal in a year in which winter weather is significantly colder than normal. A single cold winter that highlights the current limitations on storage capacity may be sufficient impetus for a further increase in storage values.

  Limited Storage Supply Growth

        There is evidence that new facilities will need to be built to keep up with the projected growth in demand. While some official statistics suggest that North America's aggregate storage capacity is 4.1 to 4.6 Tcf, other data shows that these estimates could be unreliable. The EIA estimated that in 2009 the maximum practical working gas inventory level in the U.S. was 3.9 Tcf, based on demonstrated non-coincident peak inventories at all facilities over the past five years. This estimated maximum capacity is only slightly above the actual level of inventory reached November 20, 2009, at the end of the most recent injection season. The NPC, however, has stated that the largest volume of inventory actually cycled in any year has been 2.9 Tcf, suggesting that storage capacity may be incapable, for a variety of reasons, of cycling more than that volume without extreme seasonal price variability.

        Unlike the growth in demand, the supply of storage capacity in North America has experienced only modest growth recently. This trend is partly due to the fact that most of the high-quality locations have been developed. Remaining prospects are of poorer quality, and thus require a larger capital investment. Additionally, recent efforts to build additional storage facilities have been hampered by factors such as: (1) a lack of available capital due to the global financial crisis; (2) capped, regulated storage rates; and (3) the need for long-term contracts at attractive rates prior to construction. Finally, during periods of high prices for natural gas in the past decade, some smaller, less efficient gas storage facilities have been removed from service in order to recover cushion gas for sale. According to the

EIA, between 1997 and 2007 the number of active storage fields in the U.S. declined slightly from 418 to 400.

        In the natural gas storage business there are significant barriers to entry, particularly in depleted reservoir storage development where we have successfully developed a leading presence. Barriers include:

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  Geology:  Only the best reservoirs will provide the capacity, security and performance characteristics for economic gas storage. Rock quality, structure, depth, containment and reservoir size heavily influence development opportunities;

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  Geography:  Access to supply and demand markets impact the value of a storage facility. Distance to existing pipeline infrastructure, incompatible surface uses and difficulty obtaining title to or the right to use property can all combine to increase the cost and difficulty of developing and operating natural gas storage facilities;

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  Development costs:  Costs for new gas storage capacity development have continued to increase:

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  Most of the current installed gas storage capacity was developed prior to 1980 when gas prices were well below $2.00 per MMbtu. With prices reaching multiples of that level in recent years, and paired with lower quality reservoirs that often require higher than historical ratios of cushion to working gas, the cost of new development has increased substantially due to higher cushion gas costs alone; and

  •
  Increasing costs for oilfield services, equipment, steel, compression and labor have also contributed substantially to higher storage development costs;

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  Long lead times:  It typically takes between three and five years from the time a development prospect is identified until the time cash flow commences due in part to the amount of time required to secure rights to reservoir pore space for subsurface storage and to develop and obtain necessary permits from regulatory authorities; and

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  Specialized skills:  Finding and retaining qualified and skilled natural gas storage professionals is an enormous challenge due to the specialized nature of the skills required.

        New natural gas storage projects are typically built when they are able to garner storage revenues that support their economic development. Over the past fifteen years, the majority of new capacity development has taken place in supply basins. Initially developed by producers to manage fluctuations associated with having excess production and limited market options, supply basins have now become where downstream markets increasingly look to meet their incremental storage requirements. In Alberta, for instance, excess pipeline capacity and a scarcity of downstream storage opportunities have resulted in the supply basin storage's emergence as a competitive alternative to market area storage.

BUSINESS

Overview

        We are the largest independent owner and operator of natural gas storage assets in North America. We own or contract for approximately 185.5 Bcf of total gas storage capacity. We own the AECO Hub™, which is comprised of two facilities in Alberta, Canada and has approximately 135.0 Bcf of gas storage capacity. In addition, we own the Wild Goose storage facility in northern California with 29.0 Bcf of storage capacity and the Salt Plains storage facility in Oklahoma with 13.0 Bcf of storage capacity. We also contract for 8.5 Bcf of gas storage capacity on a long-term basis from NGPL at cost-of-service based rates that are currently below market rates. Our assets are located in key North American natural gas producing and consuming regions and are connected at strategic points on the gas transmission network, providing access to multiple end-use markets. Our locations provide us and our customers with substantial liquidity, meaning access to multiple counterparties for transactions to buy and sell gas. Since our inception in 2006, we have organically added 41.3 Bcf of gas storage capacity through expansions, an increase of approximately 29%, at a total cost of approximately $131.0 million (an average of $3.2 million per Bcf).

        Because the supply of natural gas remains relatively stable over the course of a year compared to the demand for natural gas, which fluctuates seasonally, natural gas storage facilities are needed to reallocate excess gas supply from periods of low demand to periods of high demand. We capitalize on the imbalance between supply of and demand for natural gas by providing our customers and ourselves with the ability to store gas for resale or use in a higher value period. Our natural gas storage facilities allow us to offer our customers "multi-cycle" gas contracts, which permit them to inject and withdraw their natural gas multiple times in one year, providing more flexibility to capture market opportunities. Since our inception, our storage contracts have provided cyclability rates ranging from 1.0 to 6.0 times per year, with an average of 2.2 times. We believe that our combination of large, high-quality, strategically located storage facilities, access to economically attractive organic growth opportunities, ability to charge market-based rates and an experienced and complete storage business team makes our business difficult to replicate.

        We believe that our relationship with Holdco and the Carlyle/Riverstone Funds will enhance our ability to grow our asset base and cash flow. As the owner of our manager,                                      of our common units, all of our subordinated units and all of our incentive distribution rights, Holdco is incentivized to promote and support the successful execution of our business plan and may offer us development projects in the future although it is not required to do so.

Our Operations

  Third-Party Gas Storage Contracts

        We store natural gas for a broad range of customers, including financial institutions, marketers, pipelines, power generators, utilities and producers of natural gas. From inception to March 31, 2009, we utilized an average of approximately 92% of our operated capacity for storage services provided to third-party customers, and our third-party storage contracts contributed an average of 68% of our total revenue.

  Long-Term Firm Storage Contracts

        We provide multi-year, multi-cycle storage services to our customers under LTF contracts. The volume-weighted average life of our LTF contracts at December 31, 2009 was 3.3 years. Under our LTF contracts our customers are obligated to pay us monthly reservation fees in exchange for the right to inject, store and withdraw volumes of natural gas on days and for periods selected by them at injection or withdrawal rates up to maximums specified in the contract. The reservation fees are fixed charges owed to us regardless of the actual amount of storage capacity utilized by customers. When customers utilize the capacity that is reserved under these contracts we also collect variable fees based upon the actual volumes of natural gas injected or withdrawn. These variable fees are designed to allow us to recover our variable operating costs and make up a small percentage of the total fees we receive under our LTF contracts.

        Under LTF contracts, the customer has the right, but not the obligation, to store gas in the facility during the term of the contract, up to a specified volume or "inventory capacity." In addition to the total amount of inventory capacity, LTF contracts specify a customer's daily withdrawal and injection rights which increase or decrease as the customer's inventory changes. The maximum injection rate that a customer is typically entitled to is highest when that customer's inventory capacity is empty, reducing as that customer's inventory increases. When a customer's contracted inventory capacity is full, it has no further injection rights. A customer's maximum withdrawal rate is typically highest when its inventory is full, declining incrementally to zero when the customer's inventory is empty. LTF contracts provide the customer with the flexibility to use all, a portion, or none of its capacity and the freedom to inject or withdraw gas up to its daily injection or withdrawal rate, but obligate the customer to remove any injected gas by the end of the contract term.

        Reservation fees comprise over 90% of the revenue received from LTF storage customers, and thus represent a steady and predictable baseline cash flow stream. From inception to March 31, 2009, we utilized an average of approximately 78% of our operated capacity for our LTF strategy, and LTF contracts contributed an average of 50% of our total revenue. Our LTF contracts generated average reservation fees of $0.99 per Mcf.

  Short-Term Firm Storage Contracts

        We also provide services for customers under STF contracts. STF contracts typically have terms of less than one year. Under an STF contract, a customer pays a fixed fee to inject a specified quantity of natural gas on a specified date or dates and to store that gas in our storage facilities until withdrawal on a specified future date or dates. An STF contract differs from an LTF contract in that the customer is obligated to inject and withdraw specified quantities of natural gas on specified dates rather than entitled to utilize injection and withdrawal capacity at its option. Because STF contracts set forth specified future injection and withdrawal dates, we can enter into offsetting transactions to lock-in incremental fees as spot and future natural gas prices fluctuate prior to that activity date. From inception to March 31, 2009, we utilized an average of approximately 14% of our operated capacity for our STF strategy, and STF contracts contributed an average of 18% of our total revenue. From inception to March 31, 2009, our STF contracts generated average fees of $1.88 per Mcf.

        An example of an STF transaction is when a customer contracts with us in April to inject gas at a steady daily rate in July, when gas prices are low, and to withdraw the same quantity at a steady daily rate in January, when gas prices are higher. This allows customers to lock-in value in April based on the difference between the January and July prices for natural gas and pay us a fee based on this difference.

        Under STF contracts the customer is obligated to perform the injection and withdrawal activities as specified in the contract, thus enabling us to enter into offsetting transactions to capture incremental opportunities as spot and future natural gas prices fluctuate prior to the specified withdrawal date. For example, if, after a customer enters into an STF contract to inject gas in July and to withdraw that gas in January, gas futures prices for January fall below February prices, we might enter into an offsetting STF transaction for the same quantities, with the same or another customer, to inject in January and withdraw in February for a fee based on the January to February spread. The result in January would be that the second transaction offsets the first transaction resulting in no net flow obligation on our storage facility during January, and therefore, a fuel savings. By entering into offsetting transactions, we are able to capture additional opportunities as they are created throughout the year by the volatile gas futures prices.

        Because many contracts extend beyond the end of a fiscal year and because we generally enter into new or replacement third-party storage contracts several months in advance of the beginning of each fiscal year, we can accurately predict a baseline of revenue and cash flow at the beginning of each fiscal year that we will generate for that year under our third-party storage contracts. Throughout the year, as market conditions allow, we augment this baseline revenue and cash flow by entering into additional STF contracts.

  Proprietary Optimization

        Our portfolio of third-party customers consists of a strategic mix of customer types, each of which tends to have a storage usage pattern that is different from those of other customers at the facility. This means that even though the withdrawal or injection capability of a facility may be fully contracted, it will generally not be fully utilized on any given day. We purchase, store and sell natural gas for our own account in order to utilize, or optimize, storage capacity and injection and withdrawal capacity that is (1) not contracted to customers, (2) contracted to customers, but underutilized by them or (3) available only on a short-term basis. We have a stringent risk policy that limits, among other things, our exposure to commodity price fluctuations by requiring us to promptly enter into a forward sale contract or other hedging transaction whenever we enter into a proprietary purchase contract. Therefore, inventory purchases are matched with forward sales or are otherwise economically hedged so that a margin is effectively locked-in promptly after we enter into the purchase. As a result, there are no speculative positions beyond the minimal operational tolerances specified in our risk policy. From inception to March 31, 2009, we utilized an average of approximately 8% of our operated capacity for our proprietary optimization strategy, and proprietary optimization revenue, after deducting cost of goods sold, contributed an average of 32% of our total revenue. From inception to March 31, 2009, our proprietary optimization business generated average margins of $3.68 per Mcf ($3.37 on a realized basis before market to market gains and leases and inventory writedowns).

        We purchase gas for our own account, inject it and subsequently withdraw and sell the gas. The flexibility arising from purchasing and selling gas for our own account allows us to generate incremental value through our proprietary optimization strategy by capturing spot and intraday opportunities. Unlike STF and LTF storage transactions, proprietary optimization requires us to fund the carrying cost of the inventory with our own working capital.

        Sophisticated risk management techniques, adapted to the unique aspects of gas storage, enable us to match the capacity at our facilities with the portfolio of long-term and short-term contracts and proprietary optimization transactions at those facilities in order to utilize the maximum amount of capacity available. We utilize NYMEX and ICE, which are regulated exchanges for the purchase and sale of energy products, to hedge our commodity risk with respect to the pricing of natural gas. This helps us reduce potential credit, delivery and supply risks. Generally these are financial swaps and are settled without the requirement for physical delivery. In the case of NYMEX futures, we can enter an EFS (exchange for swaps) to avoid the requirement for delivery.

        A baseline level of revenue is locked-in with proprietary optimization transactions entered into in advance of, or early in each fiscal year. We add incremental margins throughout the year by entering into additional transactions when market conditions are favorable.

  Customers and Counterparties

        Our gas storage customers include a broad mix of gas market participants, including financial institutions, producers, marketers, power generators, pipelines and municipalities. Approximately 90% of the counterparties under our gas storage contracts and proprietary optimization transactions either have an investment grade credit rating, provide us with another form of financial assurance, such as a letter of credit or other collateral, or are governmental entities.

 Business Strategies

        Our primary objective is to generate stable cash flows sufficient to make the minimum quarterly cash distribution per unit to our unitholders and to increase our cash distributions per unit over time by executing the following strategies:

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  Maintaining a flexible portfolio of commercial strategies to optimize profitability.  We strive to enhance our returns through a flexible storage utilization strategy that mixes LTF contracts, STF contracts and proprietary optimization transactions to capture the value of natural gas storage. LTF contracts allow us to collect fees based on the seasonal spread and the option value that customers are willing to pay for gas storage, which is partially a function of volatility or expected volatility in the price of natural gas. STF contracts and proprietary optimization transactions allow us to profit directly from both the seasonal spread and other opportunities that unfold throughout the year. Initial STF contracts and proprietary optimization transactions are entered into in advance of the beginning of each fiscal year, allowing us to lock-in significant revenues at the beginning of each fiscal year. Additional STF contracts and proprietary optimization transactions are entered into throughout the year to lock-in incremental margins from changes in relative prices of natural gas. We have historically contracted and expect to continue to target contracting 80% to 90% of our gas storage capacity under LTF and STF contracts with third party storage customers and utilize the balance for proprietary optimization transactions. The gradual expiration of LTF contracts and the short term duration of STF contracts and proprietary optimization transactions affords us the flexibility to adjust the mix of strategies as necessary to capitalize on market conditions.

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  Continuing to expand our existing facilities.  We intend to enhance our profitability and to increase our cash distributions through organic growth at our existing facilities. Since our inception in 2006, we have increased our gas storage capacity by 41.3 Bcf, or approximately 29%, through capital expenditures of approximately $131.0 million. We have near-term projects in progress to expand our existing facilities by an additional 39.0 Bcf, or 21%, with an 18.0 Bcf expansion at AECO Hub™ and a 21.0 Bcf expansion at Wild Goose. We expect that these projects will increase our total working gas capacity by approximately 15.0 Bcf by March 31, 2011, 27.0 Bcf by March 31, 2012, 37.0 Bcf by March 31, 2013 and 39.0 Bcf by March 31, 2014 at a total cost of approximately $175.0 million. Our most economically attractive growth opportunities are expanding our overall capacity and injection and withdrawal capabilities through the enhancement of existing facilities. We are familiar with the geological and structural characteristics of our reservoirs, such as the rock quality, structure, depth, containment and size. In addition, the facilities and equipment that are necessary to inject, store and withdraw gas are already in operation at our existing sites. We believe that additional reservoirs located above, below or adjacent to some of our developed reservoirs have similar lithology, or physical characteristics of rock formation, as our existing reservoirs and can be added-on to existing reservoirs relatively inexpensively.

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  Growing through acquisitions of complementary assets and pursuing new and existing development projects.  We intend to pursue accretive acquisitions and new and existing opportunities to develop assets that will enable us to increase our cash distributions to unitholders. In recent years, major independent and integrated oil and gas, power and utility companies and independent developers have sold storage assets in an effort to focus their operations or monetize their investments. We expect that gas storage businesses and assets will continue to become available and believe we are well positioned to take advantage of acquisition opportunities. We intend to seek acquisition and development opportunities in new regions that will provide geographic diversification and in our existing regions where we believe we will be able to realize synergies and operational efficiencies. Holdco is pursuing a potential gas storage development project in western Canada and currently holds rights to build a salt-dome cavern gas storage facility in Louisiana and a depleted reservoir in southern Texas. If these projects are developed, Holdco intends to offer us the opportunity to purchase the projects, although it is not obligated to do so. When evaluating acquisitions and new development projects, we look for opportunities that allow us to apply the specialized technical and commercial skills of our management team and staff to increase the capacity utilization or improve the physical performance of the facility.

Competitive Strengths

        We believe that we are well positioned to successfully achieve our primary business objectives and execute our business strategies based upon the following competitive strengths:

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  High quality, strategically-located assets.  Our facilities are modern, well-maintained and automated and utilize depleted natural gas reservoirs that have optimal storage characteristics. Such characteristics include high permeability and porosity, and development has been with extensive use of modern horizontal well technology. Our facilities are located in some of the most attractive gas storage locations in North America. For instance, AECO Hub™ is located in the Western Canadian Sedimentary Basin, one of the most important gas producing basins in North America, and is connected to the Alberta System (also known as the Nova Gas Transmissions System) which is an integral part of the TransCanada pipeline system and acts as a hub connecting the WCSB to most major gas markets in the U.S. and Canada. Wild Goose is located in California at the PG&E citygate, providing us and our customers PG&E citygate pricing and liquidity and arbitrage opportunities based upon the state's constrained natural gas supply, mostly from out-of-state, and growing, volatile demand. Salt Plains is located between the prolific Rocky Mountain natural gas supply basin, the growing shale gas plays to the south and east, the U.S. Gulf of Mexico and the important mid-continent market region. The high injection and withdrawal capabilities of our facilities and their location at strategic points along key North American natural gas pipeline networks, provides us and our customers with a high degree of liquidity and opportunities for arbitrage between major natural gas producing and consuming regions. The quality and location of our facilities has helped us to develop our strong reputation for reliability and allowed us to build a base of loyal customers—approximately half of our current customers have been customers of our facilities for at least five years. Additionally each of our facilities operates in a regulatory jurisdiction that affords us substantial flexibility in pursuing commercial strategies.

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  Flexible commercial strategies provide relatively stable and predictable cash flows.  Our assets have generated consistent Adjusted EBITDA over the past three fiscal years despite materially different seasonal spreads available at the start of each of those years. Our proven, flexible commercial strategy allows us to adjust our mix of LTF contracts, STF contracts and proprietary optimization transactions, which have demonstrated to be complementary strategies and enable us to maintain or increase our profitability in diverse market environments. A significant portion of our revenue is generated from gas storage contracts continuing from prior years or new contracts that are entered into several months in advance of the beginning of each fiscal year, generating a predictable baseline cash flow.

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  Inventory of successful and repeatable expansion projects.  We have organic growth opportunities at our facilities through the application of proven reservoir engineering techniques or the development of adjacent reservoirs. This has been made possible because our ongoing operations have given us a thorough understanding of the characteristics and capabilities of our current reservoirs. By expanding our existing facilities or developing reservoirs that are adjacent to our existing reservoirs we believe we can add working capacity relatively inexpensively and at low risk, providing us with access to cost savings and synergies that are not available to many of our competitors. Since our inception in 2006, we have successfully expanded our gas storage capacity organically from 144.2 Bcf to 185.5 Bcf (an increase of 41.3 Bcf, or approximately 29%) through cost-efficient techniques. We are currently applying these proven techniques to further expand our capacity at AECO Hub™ and Wild Goose. In addition, we can increase our storage capacity by expanding into unused reservoirs that are located above, below or adjacent to some of our operating reservoirs. For instance, we currently use only two of the twelve natural gas reservoirs at Wild Goose. These twelve reservoirs are stacked vertically, giving us significant potential for organic expansion. We believe developing some of these reservoirs offers the potential for substantial low risk growth opportunities provided that we receive the necessary regulatory and governmental approvals, that the market can support additional storage capacity and that additional pipeline infrastructure is developed to handle the increased flow of natural gas. We believe the presence of additional opportunities for low-risk growth at each of our operated facilities is a significant competitive advantage.

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  Significant barriers to entry.  Many of our competitors seeking to add substantial capacity in the markets where we operate may face significant geographical, marketing, financial, regulatory and logistical difficulties. In particular, there is a scarcity of unexploited reservoirs located near pipeline infrastructure, natural gas supply sources and end-user markets that have the capacity and lithology necessary to store gas economically. In addition, there are development challenges and high upfront capital costs associated with the development of natural gas storage facilities, including obtaining title to land and permits to operate, constructing facilities for injecting, storing and withdrawing gas and meeting high cushion gas requirements. Potential competitors whose operations are subject to governmental regulations that limit the rates they can charge customers may not enter the gas storage business or expand their facilities because the reduced potential for profit may not justify the costs. Additionally, significant industry skills are required to identify, construct and operate successful gas storage facilities, and these skills are uncommon.

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  Experienced management and complete storage business team.  We employ one of the natural gas storage industry's most experienced management teams (with an average of over 20 years of experience in the natural gas industry). We are staffed with a comprehensive, in-house team of geologists, reservoir engineers, risk managers, optimizers, marketers, schedulers, accountants, lawyers and regulatory specialists with extensive expertise in natural gas storage operations and development. A comprehensive in-house team provides for continuity of knowledge, cross-functional integration and alignment for successful results. Because we are a user of natural gas storage through our proprietary optimization strategy, our team has a knowledge of the gas storage industry that many of our competitors do not. Our management team and staff have been involved in the development of approximately 285.0 Bcf of gas storage capacity in North America.

Our Assets

        Our owned and operated gas storage facilities consist of AECO Hub™ in Alberta, Canada, our Wild Goose storage facility in northern California and our Salt Plains storage facility in Oklahoma. Our gas storage assets are modern, well-maintained, automated facilities with low maintenance costs, long useful lives and comparatively high injection and withdrawal, or "cycling," capabilities. Our facilities require low amounts of cushion gas, meaning that a relatively small amount of gas is required to remain inside our facilities in order to maintain a minimum facility pressure supporting the working gas. The size and flexibility of our facilities, together with the application of advanced skills in reservoir engineering, drilling, geology and geophysics, enable us to support individual high-cycle contracts in excess of the average physical cycling capabilities of our facilities. In addition to the facilities we own and operate, we also contract for storage capacity from NGPL on its pipeline system in the mid-continent. The following table highlights certain important design information about our assets.

	AECO Hub™
Name	Suffield	Countess	Wild Goose	Salt Plains	NGPL
Location	Alberta	Alberta	California	Oklahoma	Midcon/ Texok	Total
Gas Storage Capacity (Bcf)	80.0	55.0	29.0	13.0	8.5	185.5
Peak Withdrawal (MMcf per day)	1,800	1,250	700	150	114	4,014
Peak Injection (MMcf per day)	1,600	1,150	450	115	57	3,372
Reservoirs	5	2	2	1	N/A	10
Storage Wells	60	29	12	30	N/A	131
Compression (horsepower)	36,000	34,500	20,800	10,000	N/A	101,300
In Service Date	1988	2003	1999	1995	N/A	1988 – 2003
Average Physical Cycling Capability (cycles per year)	1.5 – 2.0	1.5 – 2.0	2.5	1.2 – 1.5	1.4	1.2 – 2.5

  AECO Hub™

  Overview

        AECO Hub™, our largest operation, is comprised of two facilities in Alberta, Suffield and Countess, which are 75 miles apart but operate as one hub. Due to its high injection and withdrawal capacity (2.8 Bcf per day and 3.1 Bcf per day, respectively), AECO Hub™ has supported customer contracts with cycling service of up to 5.2 times per year. AECO Hub™ is the largest natural gas storage provider in western Canada and the largest independent storage hub in North America. Its location on TransCanada Pipeline's Alberta System with direct access to abundant western Canadian natural gas supply and pipeline connections to most major U.S. and Canadian natural gas markets provides us and our customers with significant liquidity.

        AECO Hub™ is located in the Western Canadian Sedimentary Basin, or WCSB, which is the major hydrocarbon basin in Canada and one of the most important gas producing regions in North America. WCSB accounts for more than 95% of annual Canadian natural gas production and approximately 24% of annual North American natural gas production according to the NEB. Although WCSB production has leveled off in recent years, we expect that Canadian natural gas production will be sustained in future years by new production from large new shale plays in northeast British Columbia, a large remaining conventional natural gas resource base, and eventually Arctic gas from the Mackenzie Delta and Alaska.

        AECO Hub™ is connected to the extensive Alberta System. Most of the gas produced in Alberta flows into the Alberta System, which transports that gas from the well or gas plant to industrial consumers and gas utilities in Alberta and to export pipelines at the Alberta border. Approximately 10.0 Bcf of gas is delivered into the Alberta System each day, and that volume is traded many times over by the gas marketing community. As a result, significant liquidity is available to customers of the AECO Hub™.

        AECO Hub™ has been a central part of the Alberta System since the early 1990s, when the Suffield facility began providing title transfers as a hub service before that service was available on the pipeline. So many transactions were being transacted by storage customers and others at the Suffield facility, that a price index, known as the "AECO Hub™ Price Index," was developed to facilitate price discovery. AECO Hub™ is the most commonly referenced pricing point for Canadian natural gas, and the price of gas in Alberta is often referred to as the "AECO Price."

  AECO Hub™ Facilities

        AECO Suffield and AECO Countess, the two facilities that make up the AECO Hub™, are geographically separated, but the toll design of the Alberta System means that they are both commercially located at the same point. This enables us to operate the two facilities as one integrated commercial operation without customers incurring incremental transportation costs. Customers nominate injections or withdrawals at Suffield's interconnect with the Alberta System, and AECO Hub™ allocates the nominations between its Suffield and Countess facilities based on its reservoir management strategy.

        Our rights to use the reservoirs at Suffield and Countess are held pursuant to a series of natural gas storage agreements, trust arrangements and similar instruments entered into with the holders of subsurface mineral interests of the land where the reservoirs are situated. Rights to access, occupy and use the lands for facilities including the wellsites and pipelines are derived from access agreements, right-of-ways, easements, leases and other similar land use agreements with the surface owners of such land.

        Suffield Storage Facility.    AECO Suffield is located in southeastern Alberta. It is close to the Alberta System's "eastern gate," the largest natural gas delivery point in Canada, where gas is delivered into TransCanada's mainline pipeline system (transporting gas to eastern Canada and the northeastern U.S.) and the Foothills/Northern Border pipeline system (transporting gas to Chicago and the midwestern U.S.). AECO Suffield consists of 60 storage wells and five storage reservoirs with aggregate effective working capacity of approximately 80.0 Bcf. The storage reservoirs are connected to a central processing and compression facility by a system of five pipelines. Compression is provided by natural gas powered engines that have a total of more than 36,000 horsepower.

        All of the processing and compression facilities and substantially all of the well sites for the storage reservoirs are located on the Canadian Forces Base, Suffield military training range, or CFB Suffield. CFB Suffield is open prairie land, which provides relatively low costs for seismic surveys, drilling and pipelining. While the military restricts access to the well sites on a limited basis from time-to-time (i.e., during military exercises), AECO Suffield has not experienced any operational issues due to the location since its inception in 1988.

        Countess Storage Facility.    AECO Countess is located in south central Alberta, approximately 60 miles east of Calgary. Countess is connected to a large diameter pipe of the Alberta System. This modern gas storage project consists of 29 storage wells and two high performance gas storage reservoirs that are connected to a central processing and compression facility. The two storage reservoirs each have their own gathering pipeline system. Compression is electrically powered and totals approximately 34,000 horsepower. The two reservoirs have total effective working capacity of approximately 55.0 Bcf.

  Customers

        AECO Hub™'s customers consist of a mix of gas market participants, including financial institutions, producers, marketers, power generators, pipelines and municipalities, resulting in a portfolio of customers with diverse usage patterns and varying contract expiration dates. This allows more opportunity for AECO Hub™ to optimize underutilized capacity. Many of our customers actively buy and sell natural gas at key hubs across North America. Our strong relationships at AECO Hub™ often result in new business at Wild Goose and Salt Plains.

        Most LTF transactions at AECO Hub™ are for a gas storage capacity of 1.0 Bcf or greater and average about 4.6 Bcf. LTF contract terms have been chosen so that a manageable amount of contracts expire each year, avoiding exposure to a large contract turnover volume during a temporary market downturn. Existing commitments represent approximately 51% of AECO Hub™'s capacity for the fiscal year ending March 31, 2011. The weighted average contract life of our LTF storage contracts at AECO Hub™ is 3.6 years but our current customers have been customers of AECO Hub™ for an average of 6.1 years. The largest contract we have at AECO Hub™ is in the fifth year of an initial term of 10 years, with the potential to be extended in five year increments to a maximum term of 25 years under certain circumstances. Upon the expiration of the initial term and each subsequent five year extension, this contract is automatically extended for five additional years unless either party exercises its right to terminate the contract. Under the contract terms, the party exercising its early termination rights is subject to the payment of an early termination fee.

  Historic and Future Expansion

        Since our inception, we have increased the AECO Hub™'s gas storage capacity by 26.0 Bcf. We are currently engaged in de-watering activities at AECO Suffield and delta pressuring activities at AECO Countess. We expect that these de-watering and delta pressuring activities will increase the gas storage capacity of AECO Hub™ by up to approximately 9.0 Bcf by March 31, 2011 and 18.0 Bcf by March 31, 2014.

  Regulatory

        AECO Hub™ is subject to provincial regulatory jurisdiction. Operations are subject to the regulation of the Alberta ERCB, which must also approve proposed expansions of storage capacity. AECO Hub™ is not subject to active market regulation. With the exception of the utility-owned Carbon storage facility which is in the process of being withdrawn from financial regulation, there is no cost-of-service or other utility-type regulation of storage rates or other commercial terms of storage contracts in Alberta. While the AUC does have overriding jurisdiction to set gas storage prices when authorized to do so by the Alberta Government, it is not currently Alberta Government policy to apply such rate regulation. As such, AECO Hub™ can charge customers negotiated market-based rates as well as store purchased gas for its own account.

  Environmental

        Both AECO Hub™ facilities are subject to federal and provincial environmental laws and regulations, including oversight by Alberta's Department of Environment and the Alberta ERCB. There are currently no material environmental issues.

  Wild Goose

  Overview

        Our Wild Goose storage facility is located 55 miles north of Sacramento, California. Wild Goose is an HDMC storage facility, with an average physical cycling capability of 2.5 cycles per year. In the past, Wild Goose has supported customer contracts with cycling service as high as 6.0 times per year. This HDMC capability is made possible by the rock quality of the Wild Goose reservoirs and the extensive use of horizontal well technology.

        Wild Goose is strategically located in a highly-liquid hub market and is one of only two independent operating storage facilities in northern California. Wild Goose provides natural gas receipt and delivery services at PG&E citygate, a liquid trading point where gas supply from multiple upstream basins meets the volatile California end-use gas demands that create a dependence on natural gas storage. This location provides customers with the opportunity to take advantage of PG&E citygate pricing, liquidity and arbitrage opportunities. Wild Goose is connected to two PG&E interconnect points—Line 167 (a local transmission line), which is situated adjacent to the facility, and PG&E's Line

400/401 (the large diameter backbone pipelines) via our own 25 mile, 30 inch connector pipeline. Wild Goose benefits from the energy supply and demand dynamics of California, including underlying natural gas consumption growth, fluctuating gas-fired power generation demand, a dual-peaking market for gas prices, uncertainty of pipeline supply and the potential for significant new power generation demand (partly due to the varying availability of hydro-power) to back up renewable energy sources such as wind and solar. These dynamics support high demand for natural gas storage.

  Facility

        Wild Goose operates 12 gas storage wells that are completed in two depleted natural gas reservoirs. The Wild Goose reservoirs are located in high quality rock formations. In addition, the reservoirs have a strong water drive mechanism, which helps maintain reservoir pressure and well deliverability. Rights to use the reservoirs at Wild Goose for natural gas storage are held pursuant to a series of natural gas storage leases with the surface owners of the lands where the reservoirs are situated as well as mineral owner agreements and similar instruments entered into with the holders of subsurface mineral interests in such lands. Rights for the lands used for the pipelines are derived from right-of-ways, easements, leases, and other similar land-use agreements.

  Customers

        Wild Goose's customers include a mix of gas market participants, including financial institutions, producers, marketers, power generators, pipelines and municipalities, resulting in a portfolio of customers with diverse usage patterns and different contract expiration dates. This allows us to optimize underutilized capacity.

        Wild Goose has contracts with over a dozen third-party customers for terms of one year or longer. Existing commitments represent approximately 73% of Wild Goose's capacity for the fiscal year ending March 31, 2011. The weighted average contract life of our LTF and STF storage contracts at Wild Goose is 2.4 years, but our current customers have been customers of Wild Goose for an average of 4.4 years.

  Historic and Future Expansion

        Since our inception, we have increased the gas storage capacity of Wild Goose by 11.0 Bcf. We have filed applications with the CPUC to amend Wild Goose's certificate to further expand the facility to 50.0 Bcf of gas storage capacity and to increase its maximum injection rate from 450 to 650 MMcf per day and its maximum withdrawal rate from 700 to 1,200 MMcf per day in order to maintain a cyclability of 2.5 times annually. We expect to obtain approval for this expansion during the summer of 2010. Upon receipt of such approval, we expect to quickly increase Wild Goose's gas storage capacity to 35.0 Bcf. In addition, upon receipt of such approval we could then commence the construction necessary to increase the capacity further to 50.0 Bcf as soon as is practicable. We expect that the remaining 15.0 Bcf of capacity will be available by March 31, 2013.

  Regulatory

        Wild Goose is regulated as a state utility by the CPUC and is certified to serve the California intra-state market. Wild Goose has regulatory authority to negotiate market based rates for third-party storage contracts and buys and sells gas for its own account to optimize operations. In addition, as an independent storage provider Wild Goose is exempt from the provisions of California's affiliate conduct rules and has the right to coordinate its operation with our other facilities. It is however, restricted from contracting for natural gas storage services with its affiliates.

  Environmental

        There are currently no material environmental liabilities at Wild Goose. Wild Goose operates in environmentally sensitive agricultural and wetlands recreation environments. All facilities are modern and are operated based on strict environmental and maintenance standards.

        In constructing and expanding the Wild Goose facility, we have experienced no significant delays or unexpected costs, by initially bringing forward development plans that mitigate any environmental impacts to the satisfaction of all responsible agencies and stakeholders. As further evidence of our commitment to safe, efficient and environmentally clean operations, even in such a sensitive locale, Wild Goose has received the State of California—Department of Conservation, Award for Outstanding Oilfield Lease and Facility Maintenance, for five consecutive years.

  Salt Plains

  Overview

        Our Salt Plains storage facility is located 110 miles north of Oklahoma City, Oklahoma, in a region of growing demand for natural gas as a fuel for heating and power generation. Salt Plains provides intrastate services in Oklahoma through its connection to pipelines operated by ONEOK Gas Transportation Pipelines, L.L.C., or ONEOK, and interstate services through its interconnect with pipelines operated by Southern Star Central Gas Pipeline, Inc., or Southern Star. The heightened supply and demand imbalances in this market create increased margin opportunities for us and our customers.

        Salt Plains is in a strategic mid-continent location with interconnects to pipelines owned by Southern Star and ONEOK, which serve both regional and mid-continent gas markets. This provides customers the benefits of liquidity, supply, and arbitrage opportunities. In addition, gas produced in the Rocky Mountains that is delivered to the mid-continent region gets redistributed to various pipelines such as Southern Star that have access to Salt Plains. Growing shale gas development in neighboring regions, such as the Barnett, Fayetteville, Haynesville and Caney/Woodford shales, is also adding significant supply to the mid-continent region, which has the potential to increase demand for gas storage services.

  Facility

        Salt Plains operates 30 wells that are completed in a depleted natural gas storage reservoir characterized by high-quality rock. The wells are connected to a central plant facility by seven miles of pipeline. Rights to use the reservoir at Salt Plains for natural gas storage are held pursuant to a series of gas storage agreements with the mineral rights owners of the lands where the reservoir is situated. Rights for the lands used for the pipelines are derived under these gas storage agreements as well as from right-of-way grants from other land owners.

  Customers

        Existing commitments represent approximately 33% of Salt Plains' capacity for the 2011 fiscal year. The weighted average contract life of our LTF and STF storage contracts at Salt Plains is 1.9 years, but our current customers have been customers of Salt Plains for an average of 5.6 years. The largest contract we have at Salt Plains is in the second year of a three year term.

  Historic and Future Expansion

        Since our inception, we have increased the facility's gas storage capacity by 4.3 Bcf. We believe there is the potential for opportunities to expand the gas storage capacity of the facility and are currently assessing the feasibility of such expansion in the future.

  Regulatory

        Our Salt Plains intrastate operations are subject to regulation by the OCC. Salt Plains is also authorized to provide interstate storage service under the Natural Gas Policy Act of 1978 and FERC regulations and policies that allow intrastate pipeline and storage companies to engage in interstate commerce (commonly known as NGPA section 311 services). Salt Plains provides these NGPA section 311 services, which are not subject to FERC's broader jurisdiction under the Natural Gas Act, pursuant to a Statement of Operating Conditions which is on file with FERC. The OCC's regulatory policies are generally less stringent than those of FERC. Currently, Salt Plains is authorized to charge market based rates in both intra and inter-state service and has no restrictions on affiliate interactions.

  Environmental

        We are not currently aware of any material environmental liabilities relating to the Salt Plains facility.

  NGPL Contracted Capacity

  Overview

        Since 2001, our subsidiary has contracted for 8.5 Bcf of gas storage capacity on the MidCon leg and the TexOk leg of the NGPL system in the mid-continent. The NGPL system connects and balances Gulf Coast and mid-continent supply basins with Chicago and other midwestern U.S. end-use markets. NGPL has a number of different storage facilities on its system and manages its storage capacity as pools on separate legs of the pipeline. Under NGPL's FERC-approved tariff, NGPL is limited to charging cost-of-service rates for its transportation and storage services. We currently have multiple LTF storage contracts with NGPL that expire on various dates through 2017. The cost-of-service rate that we pay is currently significantly below the market value of such capacity. We have a tariff-based right of first refusal to renew these contracts at NGPL's cost-of-service rate, effectively making this capacity a long-term asset without any invested capital, with an option to exit should the rate be above market value.

        We are able to apply the commercial skills used for our owned and operated facilities to optimize and generate revenues by utilizing our NGPL contract capacity. For example, at November 27, 2009 the approximate value that we could immediately secure by entering into forward commodity contracts was equal to the spread between the forward commodity contracts, which were trading at an average price of $1.15 per dekatherm, or Dth, and the reservation fee that we paid to NGPL of $0.49 per Dth. We expect that this spread will remain positive for the foreseeable future.

  Access Gas Services

        In Canada, we have responded to the growing need for commercial, industrial and retail natural gas marketing services by forming Access Gas Services to serve markets in the lower mainland and interior of British Columbia. In 2008, Access Gas Services Ontario was established to serve similar markets in Eastern Canada, and EnerStream Agency Services was formed to provide agency services to natural gas end-users in Eastern Canada.

 Employees

        As of February 16, 2010, we had 126 employees. Our executive officers are employed by AECO Partnership.

Competition

        The natural gas storage business is competitive. The principal elements of competition among storage facilities are rates, terms of service, types of service, access to supply sources, access to demand markets and flexibility and reliability of service. Because our facilities are strategically located in key North American natural gas producing and consuming regions, we face competition from existing competitors who also operate in those markets. Our competitors include gas storage companies, major integrated energy companies, pipeline operators and natural gas marketers of varying sizes, financial resources and experience. Competitors of the AECO Hub™ currently include TransCanada (Edson, CrossAlta), Atco (Carbon) and Enstor (Alberta Hub). Competitors of our Wild Goose facility currently include Buckeye Partners (Lodi), PG&E and a number of proposed projects in northern California. Competitors of our Salt Plains facility currently include Southern Star. Given the key location of our facilities, additional competition in the markets we serve could arise from new developments or expanded operations from existing competitors. We anticipate that growing demand for natural gas storage in the markets we serve will be met with increasing storage capacity, either through the expansion of existing facilities or the construction of new storage facilities.

Regulation

        Our operations are subject to extensive laws and regulations that have the potential to have a significant impact on our business. We may incur substantial costs in order to conduct our operations in compliance with these laws and regulations. We are subject to regulatory oversight by federal, state, and local regulatory agencies, many of which implement rules and regulations that are binding on the natural gas storage and pipeline industry, related businesses and individual participants. The failure to comply with such laws and regulations can result in substantial penalties. The costs of regulatory compliance on our operations increases our costs of doing business and, consequently, affects our profitability. However, we do not believe that we are affected in a significantly different manner by these laws and regulations than are our competitors.

        Our historical and projected operating costs reflect the recurring costs resulting from compliance with these regulations, and we do not anticipate material expenditures in excess of these amounts in the absence of future acquisitions or changes in regulation, or discovery of existing but unknown compliance issues. The following is a summary of the kinds of regulation that may impact our operations. However, you should not rely on such discussion as an exhaustive review of all regulatory considerations affecting our operations.

  Environmental Matters

        Our natural gas storage operations are subject to stringent and complex federal, state, and local laws and regulations governing environmental protection, including air emissions, water quality, wastewater discharges, and solid waste management. Such laws and regulations generally require us to obtain and comply with a wide variety of environmental registrations, licenses, permits and other approvals. These laws and regulations impose numerous obligations that are applicable to our operations, including the acquisition of permits to conduct certain activities under statutes such as the Clean Water Act, the Clean Air Act, and the Safe Drinking Water Act, limiting or preventing the release of materials from our facilities, managing wastes generated by our operations, the installation of pollution control equipment, responding to releases of process materials or wastes from our operations, and the risk of substantial liabilities for pollution resulting from our operations. The Occupational Safety and Health Act, or OSHA, comparable state statutes that regulate the protection of the health and safety of workers, as well as the Occupational Health and Safety Act in the Province of Alberta, and comparable federal legislation in Canada also apply to our operations. Failure to comply with these laws and regulations may trigger a variety of administrative, civil, and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial obligations and the issuance of injunctions limiting or preventing some or all of our operations. We believe that we are in substantial compliance with existing environmental laws and regulations and that such laws and regulations will not have a material adverse effect on our business, financial position or results of operations. Nevertheless, the trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment. As a result, there can be no assurance of the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts we currently anticipate.

  Climate Change

        There is increasing attention in the United States and worldwide concerning the issue of climate change and the effect of greenhouse gases, or GHG. Legislation has been introduced in Congress that would establish an economy-wide cap on emissions of GHGs in the United States and would require most sources of GHG emissions to obtain GHG emission "allowances" corresponding to their annual emissions of GHGs. Similar legislation is also being proposed by various states, including California. Depending on the scope of any particular GHG program, either at the state, regional or federal level, we could be required to obtain and surrender allowances for GHG emissions statutorily attributed to our operations (e.g., emissions from compressor stations or the injection and withdrawal of natural gas). Although we would not be impacted to any greater degree than other similarly situated natural gas storage companies, a stringent GHG control program could have an adverse effect on our cost of doing business and reduce demand for the natural gas storage services we provide.

        In 2006, the California State Legislature passed and Governor Schwarzenegger signed AB 32, the Global Warming Solutions Act of 2006, which seeks to reduce GHG emissions to 1990 levels by the year 2020, and 80% of 1990 levels by 2050. AB 32 directed the California Air Resources Board, or CARB, to begin developing discrete early actions to reduce GHGs while also preparing a scoping plan to identify how best to reach the 2020 limit. Since the passage of AB 32, the CARB has been working with stakeholders to design a California cap-and-trade program that is enforceable and meets the requirements of AB 32. On November 24, 2009, the CARB released a preliminary draft regulation for a California cap-and-trade program for public comment. Consistent with AB 32, the CARB must adopt the cap-and-trade regulation by January 1, 2011, and the program itself must begin in 2012. No final determination has been made with regard to the potential applicability of the AB 32 cap-and-trade program to our operations. We are therefore not in a position to quantify any potential costs associated with compliance under the program as proposed. However, any limitation a finalized program places on GHG emissions from our equipment and operations could require us to incur costs to reduce the GHG emissions associated with our operations.

        In addition, in December of 2009, the U.S Environmental Protection Agency, or EPA, issued a final rule declaring that six GHGs, including carbon dioxide and methane, "endanger both the public health and the public welfare of current and future generations." The issuance of this "endangerment finding" allows the EPA to begin regulating GHG emissions under existing provisions of the federal Clean Air Act. In late September and early October of 2009, in anticipation of the issuance of the endangerment finding, the EPA officially proposed two sets of rules regarding possible future regulation of GHG emissions under the CAA, one that would regulate GHG emissions from motor vehicles and the other GHG emissions from large stationary sources such as power plants or industrial facilities. Although it may take the EPA several years to adopt and impose regulations limiting GHG emissions, any limitation on such emissions from our equipment and operations could require us to incur costs to reduce the GHG emissions associated with our operations.

        As part of the 2008 Consolidated Appropriations Act, the EPA was required to issue a rule requiring mandatory reporting of GHG emissions above certain thresholds from all sectors of the U.S. economy. The proposed rule included GHG reporting requirements for oil and natural gas systems, or Subpart W, including underground natural gas storage facilities, but the EPA received extensive comments to Subpart W relating to the reporting of fugitive and vented emissions from the oil and gas sector. As a result, Subpart W was not included in the final rule. While EPA may reissue a proposed rule regarding the reporting of GHG emissions from oil and natural gas systems, we do not believe that any such future requirement will have a material adverse affect on our business, financial position or results of operations.

  Energy

        Commercial arrangements at our facilities in the U.S. are subject to the jurisdiction of regulators, including FERC, the OCC and the CPUC. With authorization of the Alberta Government, commercial arrangements at our facility in Alberta, Canada, could be regulated by the AUC, but it is not currently Alberta Government policy to apply any such rate regulation. Each of our facilities currently has the ability to negotiate and charge rates based upon market prices, and is not limited to charging cost-of-service rates which are capped at recovery of costs plus a reasonable rate of return. The exemptions we receive under the regulatory regimes applicable to us enable us to buy, sell and store natural gas for our own account at our existing storage assets. The ability to charge market-based rates enables us to charge greater prices than many other storage providers which are required to charge cost-of-service based rates and our ability to buy, sell and store natural gas for our own account enables us to optimize our working gas capacity. In addition, we are permitted to consolidate management, marketing, and administrative functions for efficiencies in matters that some competing operators are prohibited from due to affiliate rules to which they are subject.

Legal Proceedings

        We are not a party to any legal proceeding other than legal proceedings arising in the ordinary course of our business. We are a party to various administrative and regulatory proceedings that have arisen in the ordinary course of our business.

MANAGEMENT

Management of Niska Gas Storage Partners LLC

        Our manager has sole responsibility for conducting our business and for managing our operations. Pursuant to our Operating Agreement, our manager has delegated the power to conduct our business and manage our operations to our board. Our manager may revoke this delegation and resume control of our business at any time. Our manager and our board are not elected by our unitholders and will not be subject to re-election on a regular basis in the future. Unitholders will not be entitled to elect our directors or directly or indirectly participate in our management or operation. Our Operating Agreement provides that our manager must act in "good faith" when making decisions on our behalf. See "The Operating Agreement—Votes Required For Certain Matters" for information regarding matters that require unitholder approval.

        Our directors will oversee our operations. Upon the closing of this offering, our board will have six members. Our manager intends to increase the size of our board to eight members following the closing of this offering. Our manager will appoint all members to our board and we expect that, when the size of our board increases to eight directors, at least three of those directors will be independent as defined under the independence standards established by the NYSE.

        In compliance with the requirements of the NYSE, upon the effective date of the registration statement, our manager will have appointed at least one independent member to our board. Our manager will appoint two additional independent members within 12 months of the effective date of the registration statement. The independent members of our board will serve as the initial members of the audit committee of our board. We are not required under NYSE rules to have a nominating/corporate governance committee or compensation committee so long as we are a controlled company, which is defined as a company in which more than 50% of the voting power is held by an individual, a group or another company. As discussed below, we will establish a compensation committee.

        Whenever our manager makes a determination or takes or declines to take an action in its individual, rather than representative, capacity or in its sole discretion, it is entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to us or any member, and our manager is not required to act in good faith or pursuant to any other standard imposed by our Operating Agreement or under the Delaware Act or any other law. Examples include the exercise of its limited call rights, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation. Actions of our manager which are made in its individual capacity or in its sole discretion will be made by a majority of the owners of our manager.

  Conflicts Committee

        Whenever a conflict arises between our manager or its affiliates, on the one hand, and us or any unaffiliated member, on the other, our board will resolve that conflict. Our board may establish a conflicts committee to review specific matters that our board refers to it. Our board may, but is not required to, seek the approval of such resolution from the conflicts committee. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. Such a committee would consist of a minimum of two members, none of whom can be officers or employees of our manager or directors, officers or employees of its affiliates (other than us and our subsidiaries) and each of whom must meet the independence standards for service on an audit committee established by the NYSE and the SEC. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our manager of any duties it may owe us or our unitholders.

        If our board does not seek approval from the conflicts committee, and the board determines that the resolution or course of action taken with respect to the conflict of interest is either (1) on terms no less favorable to us than those generally being provided to or available from unrelated third parties or (2) fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us, then it will be presumed that, in making its decision, our board acted in good faith, and in any proceeding brought by or on behalf of us or any member, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

  Audit Committee

        Our board will establish an audit committee to assist it in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. The audit committee will be composed entirely of independent directors under NYSE listing standards and SEC requirements. The audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee.

  Compensation Committee

        Our board will establish a compensation committee to, among other things, oversee the compensation plans described below. The compensation committee will establish and review general policies related to our compensation and benefits. The compensation committee will determine and approve, or make recommendations to the board with respect to, the compensation and benefits of our board and executive officers.

Directors and Executive Officers

        Our directors hold office until the earlier of their death, resignation, retirement, disqualification or removal by the member of our manager. Our executive officers serve at the discretion of our board. There are no family relationships among any of the directors or executive officers. The following table shows information regarding our current directors and executive officers.

Name	Age	Position
David F. Pope	53	President, Chief Executive Officer and Director
Darin T. Olson	35	Chief Financial Officer
Simon Dupéré	47	Chief Operating Officer
Paul Amirault	53	Senior Vice President
Rick J. Staples	47	Senior Vice President, Commercial Operations
Jason S. Kulsky	43	Vice President, Business Development
Jason A. Dubchak	37	Vice President, General Counsel & Corporate Secretary
Andrew W. Ward	42	Director
E. Bartow Jones	33	Director
George O'Brien	61	Director
William H. Shea, Jr.	55	Director

        David F. Pope—Mr. Pope is our President and Chief Executive Officer and a member of our board, the board of directors of our manager and the board of supervisors of Niska Holdings. Mr. Pope has been our President and Chief Executive Officer since June 2006. Prior to his current role at Niska Holdings, Mr. Pope served as the President of Seminole Canada Gas Company since 2002, and prior to that has had various positions in the natural gas industry since 1980. Mr. Pope has a Bachelor of Engineering in Chemical Engineering from McGill University and has worked in the natural gas industry for his entire career.

        Darin T. Olson—Mr. Olson is our Chief Financial Officer. Mr. Olson has served as our Chief Financial Officer since May 2006. Prior to joining us, he was the Controller of Seminole Canada Gas Company from 2002 to 2006. For the ten prior years, Mr. Olson worked in a variety of positions in the natural gas and public accounting industries. Mr. Olson is a chartered accountant and has a Bachelor of Commerce degree from the University of Calgary.

        Simon Dupéré—Mr. Dupéré is our Chief Operating Officer. Mr. Dupéré has served as our Chief Operating Officer since September 2006. He is in charge of our field and facility operations, engineering and geoscience, including our existing operations at our four gas storage facilities and our expansion and development efforts. He has 25 years of active experience in the gas industry. Prior to joining us, Mr. Dupéré was the President & Chief Executive Officer at Intragaz Inc., a natural gas storage company engaged in the development and operation of two gas storage projects in Quebec. Mr. Dupéré has a Bachelor of Science in Physics Engineering from Laval University in Quebec City, Quebec.

        Paul Amirault—Mr. Amirault is our Senior Vice President. Mr. Amirault has served as our Senior Vice President since May 2006. He began working for Alberta Energy Company Ltd. in 1994 in its marketing and gas storage group and commenced working for EnCana Corporation in 2002 when Alberta Energy Company Ltd. and PanCanadian Petroleum Ltd. merged to form EnCana Corporation. Mr. Amirault graduated from McMaster University in Hamilton, Ontario with a degree in Electrical Engineering and Management.

        Rick J. Staples—Mr. Staples is our Senior Vice President, Commercial Operations, responsible for the marketing, trading and commercial operation of our natural gas storage assets. Mr. Staples has served us in this capacity since May 2006. Prior to joining us in 2006, Mr. Staples served as Director of Gas Storage with TransCanada Pipelines Ltd. from 2001 to 2006. Mr. Staples graduated from the University of Alberta with a degree in Mechanical Engineering in 1985.

        Jason S. Kulsky—Mr. Kulsky is our Vice President, Business Development. Mr. Kulsky is currently our Vice President of Business Development and has held that title since May 2006. Mr. Kulsky previously served with the natural gas storage division of EnCana Corporation and its predecessors, Alberta Energy Company Ltd., most recently serving as Manager, Business Development, prior to joining us. Mr. Kulsky is a Chartered Financial Analyst and has a Bachelor of Commerce (Finance) degree from the University of Calgary and an engineering diploma from SAIT Polytechnic.

        Jason A. Dubchak—Mr. Dubchak is our Vice-President, General Counsel & Corporate Secretary. Mr. Dubchak has served as our Vice-President, General Counsel & Corporate Secretary since September 2007. Prior to assuming this role, Mr. Dubchak was Associate General Counsel and was continuously with the natural gas storage division of EnCana Corporation and its predecessors, Alberta Energy Company Ltd., respectively, since 2001. He has a Bachelor of Arts in Political Science (Honors) from the University of Calgary and a Bachelor of Laws (LL.B.) from the University of Alberta.

        Andrew W. Ward—Mr. Ward is a Member of our board, the board of directors of our manager and the board of supervisors of Niska Holdings. Mr. Ward has served as a member of the board of supervisors of Niska Holdings since May 2006. He is currently a Managing Director of Riverstone Holdings LLC where he served as a Principal from March 2002 to December 2004.

        E. Bartow Jones—Mr. Jones is a Member of our board, the board of directors of our manager and the board of supervisors of Niska Holdings. Mr. Jones is currently a Managing Director of Riverstone

Holdings LLC where he served as a Principal from 2007 to 2010. Mr. Jones has been with Riverstone Holdings since 2001.

        George O'Brien—Mr. O'Brien is a member of our board and the board of directors of our manager. Mr. O'Brien has served as an independent director of Magellan GP, LLC, and general partner of Magellan Midstream Partners, L.P., a publicly-traded company that is engaged in the transportation, storage and distribution of refined petroleum products, from December, 2003 until November, 2009. Mr. O'Brien was President and CEO of Pacific Lumber Company from August 2006 until July 2008. From 1988 until 2005, he worked for International Paper where he served as Senior Vice President of Forest Products responsible for its forestry, wood products, minerals and specialty chemicals businesses. Other responsibilities during his tenure at International Paper included corporate development, CFO of its New Zealand subsidiary, CEO of the New Zealand pulp, paper and tissue businesses and vice president Corporate Development. In January 2007, Pacific Lumber Company filed for voluntary reorganization under Chapter 11 of the United States Bankruptcy Code. Pacific Lumber successfully emerged from Chapter 11 in July, 2008. Mr. O'Brien has an agreement with Riverstone, pursuant to which he has agreed to serve on the boards of Carlyle/Riverstone Funds portfolio companies.

        William H. Shea, Jr.—Mr. Shea is a member of our board and the board of directors of our manager. Mr. Shea has served as a director of Penn Virginia Corp. since July 2007. Mr. Shea served as the Chairman of Buckeye GP LLC, the general partner of Buckeye Partners, L.P., a refined petroleum products pipeline partnership from May 2004 to July 2007, as President and Chief Executive Officer of Buckeye GP LLC from September 2000 to July 2007 and as President and Chief Operating Officer of Buckeye GP LLC from July 1998 to September 2000. From August 2006 to July 2007, Mr. Shea served as Chairman of MainLine Management LLC, the general partner of Buckeye GP Holdings, L.P., and as President and Chief Executive Officer of MainLine Management LLC from May 2004 to July 2007. Mr. Shea also serves as a director of Kayne Anderson Energy Total Return Fund, Inc. and Kayne Anderson MLP Investment Company. Mr. Shea has an agreement with Riverstone, pursuant to which he has agreed to serve on the boards of Carlyle/Riverstone Funds portfolio companies.

Reimbursement of Expenses of Our Manager

        Our manager does not receive any management fee or other compensation for providing management services to us. Our manager will be reimbursed for any expenses incurred on our behalf. There is no limit on the amount of expenses for which our manager may be reimbursed.

Compensation Discussion and Analysis

        We have been operated as a private company since we acquired our assets in 2006. Since that date, the compensation committee of the board of supervisors of Niska Predecessor, or the predecessor compensation committee, established the compensation of our named executive officers. After the closing of this offering our manager and our board, as its delegate, will manage our operations and activities and will make decisions on our behalf. The compensation of each of our executive officers, including David Pope, Darin Olson, Simon Dupéré, Paul Amirault and Rick Staples (collectively, the "named executive officers"), will be determined by our compensation committee.

        Historically, the objectives of our executive compensation program were to:

  •
  attract and retain the highest quality executive officers in our industry;

  •
  reward the executive officers as a group for our improved performance (measured in terms of Adjusted EBITDA); and

  •
  reward executive officers for their individual performance and contributions to our success.

        The predecessor compensation committee felt that these objectives were best met by providing a mix of cash and equity-based compensation to our executives, and we believe that this mix of compensation elements provided us with a successful compensation program because it has allowed us to retain key employees and attract a quality team of executives, while motivating them to provide a high level of performance to us. Following the closing of this offering, we expect our compensation committee will seek to satisfy the same objectives, although the committee will make certain adjustments to the types of compensation provided and performance metrics used in order to more accurately reflect a compensation program appropriate for a publicly-traded entity.

        This section describes the objectives and elements of our compensation program for the fiscal year ended March 31, 2009 for our named executive officers. This section should be read together with the Compensation Tables that follow, which disclose the compensation awarded to, earned by or paid to the named executive officers with respect to the fiscal year ended March 31, 2009.

  Setting Executive Compensation.

        Historically the predecessor compensation committee determined the size, timing and allocation of the bonus based on initial recommendations from our chief executive officer. In addition, the predecessor compensation committee has been responsible for approving any significant changes to executive salaries.

        Elements of Compensation.    The primary elements of our named executive officers' compensation other than the officer's base salary are a combination of cash bonus awards and long-term equity-based compensation awards. For the fiscal year ended March 31, 2009, the compensation for our named executive officers consisted of the following elements:

  •
  base salary;

  •
  discretionary cash bonus awards;

  •
  Niska Holdings Class B and Class C units; and

  •
  retirement, health and welfare and related benefits.

        Base Salary.    The predecessor compensation committee established base salaries for the named executive officers based on various factors, including the amounts it considered necessary to attract and retain high quality executives in our industry and the responsibilities of the named executive officers.

        For the fiscal year ended March 31, 2009, Mr. Pope had an employment agreement with AECO Partnership, our wholly owned subsidiary that employs and is responsible for providing compensation and benefits for all of our employees and executive officers. The employment agreement provided for a minimum annual base salary of $450,000 (Canadian dollars). This base salary amount was determined based upon the scope of Mr. Pope's responsibilities and commensurate with Mr. Pope's position as chief executive officer. Mr. Pope's salary could be increased above the minimum at the predecessor compensation committee's discretion. In reviewing Mr. Pope's base salary for the year following March 31, 2009, the predecessor compensation committee determined that Mr. Pope's current salary continued to be consistent with the duties and the everyday tasks for which he is responsible.

        The predecessor compensation committee also reviewed the base salaries of the remaining named executive officers in connection with setting compensation levels for the year following March 31, 2009.

        Discretionary Bonus Awards.    A significant portion of the compensation of our named executive officers consists of an annual cash bonus. We believe that paying a bonus tied to our Adjusted EBITDA aligns the interests of our executives and employees with those of our unitholders and motivates them to provide a high level of performance for the company. We pay bonuses in three installments each year because we believe that this aids in employee retention. Small advances of the total award are made in September and December and the total award, less the advances, are paid in April.

        Additionally, there are adverse tax consequences that incent us to make a September advance bonus payment to employees. We accrue for the total yearly bonus each month and hold a portion of that accrued cash over the end of the fiscal year in case of audit adjustments to our financial statements that would have the affect of changing the overall bonus pool. All accrued bonus cash that remains after any audit adjustments is used to fund the advance bonus payment in September. From a Canadian tax perspective, if we did not pay the accrued but unpaid bonus amounts within 180 days of the end of the fiscal year, these amounts would be included as net income and taxed accordingly.

        Historically, we have established a bonus pool for each fiscal year to be allocated among all employees, including the named executive officers. There were two layers of potential bonus pools, a bonus pool of 3% of our first $80.0 million of Adjusted EBITDA, and an additional pool of 8% of Adjusted EBITDA over $80.0 million. At the end of the year, Mr. Pope made recommendations to our compensation committee of individual bonus allocations to all employees, including the named executive officers. These recommendations were based in part on input from various supervisors reporting to Mr. Pope, taking into consideration our results of operations, the individual performance and contributions by our employees and other relevant factors.

        Niska Predecessor Class B and Class C Units.    In 2006, Niska Predecessor issued Class B units to our employees, including the named executive officers, and Class C units to Mr. Pope pursuant to the terms of his employment agreement and Niska Predecessor's partnership agreements. Prior to our acquisition of Niska Predecessor, Niska Holdings will issue identical Class B units and Class C units to the holders thereof. The Class B and Class C units represent profits interest in Niska Holdings, and entitle the holders to share in distributions by Niska Holdings once the Class A units in Niska Predecessor have received distributions equal to their contributed capital plus an 8% rate of return.

        The Class B and Class C units were granted subject to certain forfeiture restrictions, with the risk of forfeiture set to lapse with respect to half of the units held by each individual upon the passage of set intervals of time and with respect to half upon our meeting Adjusted EBITDA targets.

        The compensation committee of Niska Predecessor did not exercise subjective discretion with regard to the Class B or C units. As of May, 2009, the risk of forfeiture had lapsed on all of the Class B and Class C units upon the completion of the time limitations or the achievement of the performance conditions associated with the units as applicable.

  Other Benefits

        Health and Welfare Benefits.    Pursuant to his employment agreement, Mr. Pope is entitled to receive an annual allowance of $6,000 in order to cover additional health care expenses not directly provided or paid for by us. We also own a life insurance policy on the life of Mr. Pope, where we are both the owner and beneficiary. We also make payments on Mr. Pope's behalf for a Critical Illness policy that was previously established by Mr. Pope's prior employer and continued by us.

        Retirement and Pension Benefits.    Our RRSP Plan/Non-Registered Employee Savings Plan provides employees with an opportunity to participate in a retirement savings plan. Our employees, including our named executive officers, are allowed to contribute their own funds, and we will provide certain matching contributions as well as discretionary contributions from us on their behalf from time to time. Mr. Pope's employment agreement states that he will receive an annual contribution from us of 8% of his annual base salary, and in the event that Mr. Pope contributes 5% to 25% of his own compensation, a corporate match of up to 5% annually. The 5% corporate match program was discontinued subsequent to March 31, 2009, at which time all employees received a 5% increase in their base salaries.

        Mr. Pope's prior employer maintained a Supplemental Executive Retirement Plan, or the SERP, which Mr. Pope participated in prior to his employment with us. The SERP was intended to provide him with a $250,000 annual retirement benefit for a period of ten years, or in the event of Mr. Pope's death prior to retirement, a death benefit to his beneficiaries of $1,500,000. Pursuant to Mr. Pope's employment agreement with us, we agreed to provide Mr. Pope with the same retirement benefits to which he would have been entitled under the SERP. Mr. Pope's prior employer had begun to fund Mr. Pope's SERP benefit by way of a life insurance policy on the life of Mr. Pope, which we took over as both owner and beneficiary in 2006 in connection with Mr. Pope's execution of his employment agreement with us. We intend to continue funding this life insurance policy as a means of financing Mr. Pope's eventual retirement or death benefit.

        Perquisites.    Our named executives received additional payments to be applied to expenses for home computers, club membership and other personal expenses, as well as a monthly automobile allowance and paid parking at our office facilities.

Executive Compensation

        The following tables, footnotes and the above narratives provide information regarding the compensation, benefits and equity holdings in Niska Holdings for the named executive officers.

Summary Compensation

        The following table and footnotes provide information regarding the compensation of the named executive officers during the fiscal year ended March 31, 2009. Compensation to our named executive officers was paid primarily in Canadian dollars, but is reported in U.S. dollars in the tables that follow, using an exchange rate of 0.952 U.S. dollars for each Canadian dollar, the exchange rate on December 31, 2009.

Summary Compensation Table For Year Ended March 31, 2009

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
David Pope	$444,465	$2,374,296	$—	$108,094	$2,926,855
Chief Executive Officer (PEO)
Darin Olson	$160,301	$292,740	$—	$33,508	$486,549
Chief Financial Officer (PFO)
Paul Amirault	$211,796	$325,108	$—	$41,924	$578,828
Senior Vice President
Simon Dupéré	$237,048	$849,802	$—	$50,001	$1,136,852
Chief Operating Officer
Rick Staples	$182,724	$396,984	$—	$50,219	$629,928
Senior Vice President, Commercial Operations

(1)
In the fiscal year ended March 31, 2009, Darin Olson received 4,321 Class B units, Paul Amirault received 2,821 Class B units, Simon Dupéré received 2,821 Class B units, and Rick Staples received 1,410 Class B units. In accordance with FAS 123R, however, we recognized no dollar amount for financial statement reporting purposes with respect to the vesting of the Class B and Class C. Class B and Class C units are only eligible to receive a percentage of profits generated upon the occurrence of specified monetization events subject to minimum market conditions. These market conditions have not been met. Compensation costs will be recorded at the time that both the performance condition and the market condition become probable.

(2)
Amounts disclosed in the "All Other Compensation" column consist of the following items: benefit payments, 401k matching payments, parking payments, vehicle payments, allowance payments, miscellaneous and retention payments.

Outstanding Equity at Fiscal Year-End

        The following table shows the total number of outstanding equity awards in the form of Niska Predecessor Class B and Class C units that remained subject to forfeiture as of the end of the fiscal year ended March 31, 2009.

Outstanding Equity Awards at March 31, 2009

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
David Pope	28,208	—
Darin Olson	1,692	—
Paul Amirault	3,385	—
Simon Dupéré	3,385	—
Rick Staples	2,539	—

(1)
As at March 31, 2009, the risk of forfeiture had not yet lapsed with respect to 28,028 Class C units owned by David Pope, 1,692 Class B units owned by Darin Olson, 3,385 Class B units owned by Paul Amirault, 3,385 Class B units owned by Simon Dupéré and 2,539 Class B units owned by Rick Staples. As noted above in the footnotes to the Summary Compensation Table, however, the Class B and Class C units are intended to provide profits interests to our executives following certain monetization events and subject to minimum market conditions. Prior to the occurrence of such an event and the existence of certain market conditions, the units have no recognizable value.

Option Exercises and Stock Vested

        The following table presents information regarding the vesting during the fiscal year ended March 31, 2009 of Niska Predecessor Class B and Class C units for the named executive officers. We have not issued any awards in the form of options on our units to any employees, including the named executive officers.

Option Exercises and Stock Vested For Year Ended March 31, 2009

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(1)
David Pope	49,364	—
Darin Olson	635	—
Paul Amirault	4,372	—
Simon Dupéré	4,372	—
Rick Staples	3,667	—

(1)
In the fiscal year ended March 31, 2009, the risk of forfeiture lapsed with respect to 49,364 Class C units owned by David Pope, 635 Class B units owned by Darin Olson,

  4,372 Class B units owned by Paul Amirault, 4,372 Class B units owned by Simon Dupéré and 3,667 Class B units owned by Rick Staples. As noted above in the footnotes to the Summary Compensation Table, however, the Class B and Class C units are intended to provide profits interests to our executives following certain monetization events and subject to minimum market conditions. Prior to the occurrence of such an event and the existence of certain market conditions, the units have no recognizable value.

Potential Payments Upon Change of Control or Termination

        As of March 31, 2009, Mr. Pope was the only named executive officer subject to a formal employment agreement that will provide the officer with certain payments and benefits in connection with his termination of employment. His employment agreement with the AECO Gas Storage Partnership was executed in August of 2006.

        In the event we terminate Mr. Pope for Just Cause (as defined below), all compensation payments to Mr. Pope would cease. If we terminate Mr. Pope other than for Just Cause, or Mr. Pope terminates his employment for Good Reason (as defined below), Mr. Pope shall receive a cash payment of $900,000 (Canadian dollars) less applicable withholding taxes. Where Mr. Pope voluntarily resigns without Good Reason (including a normal retirement), or his employment relationship is terminated due to death or a mental or physical incapacity, all compensation payments would cease at such time.

        Any payments that Mr. Pope would be entitled to receive upon a termination of employment will be conditioned upon his execution of a general release in our favor. Mr. Pope will also remain subject to the confidentiality provisions of his employment agreement, as well as the non-competition provisions for a restricted period of one year and the non-solicitation provisions for a restricted period of six months following a termination of employment.

        "Good Reason" is defined as (1) our requirement that Mr. Pope devote the majority of his time to duties inconsistent with his position; (2) a reduction of 20% or more of Mr. Pope's annual base salary; (3) the required relocation of Mr. Pope's primary work location by more than 50 miles from his primary work location at the time of his entrance into the employment agreement; (4) our refusal to allow Mr. Pope to participate in our incentive compensation plans to which are comparable to the same plans in which he participated as an employee of his previous employer; or (5) our refusal to allow Mr. Pope to participate in employment benefit programs that are comparable to the same plans in which he participated as an employee of his previous employer.

        "Just Cause" includes (1) any improper conduct by Mr. Pope which is materially detrimental to us, our business, our employees or our standing in the community; (2) a willful failure to properly carry out his duties; (3) Mr. Pope's conviction of a criminal offense; or (4) any theft, conversion or misappropriation, attempted theft, conversion or misappropriation of any of our property, clients, business or business opportunities.

        Mr. Pope's employment agreement also provides for the continuation of Mr. Pope's SERP benefit. See "—Compensation Discussion and Analysis—Other Benefits."

Long-Term Incentive Plan

        General.    We intend to adopt a Long-Term Incentive Plan, or the Plan, for our employees, consultants and directors. The summary of the Plan contained herein does not purport to be complete and is qualified in its entirety by reference to the Plan. The Plan provides for the grant of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights and substitute awards. Subject to adjustment for certain events, an aggregate of            common units may be delivered pursuant to awards under the Plan. Units that are cancelled, forfeited or are withheld to satisfy our manager's tax withholding obligations are available for delivery pursuant to other awards.

The Plan will be administered by our compensation committee. The Plan has been designed to furnish additional compensation to employees, consultants and directors and to align their economic interests with those of common unitholders.

        Unit Awards.    Our compensation committee may grant unit awards to eligible individuals under the Plan. A unit award is an award of common units that are fully vested upon grant and not subject to forfeiture.

        Restricted Units and Phantom Units.    A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the compensation committee, cash equal to the fair market value of a common unit. The compensation committee may make grants of restricted units and phantom units under the Plan to eligible individuals containing such terms, consistent with the Plan, as the compensation committee may determine, including the period over which restricted units and phantom units granted will vest. The compensation committee may, in its discretion, base vesting on the grantee's completion of a period of service or upon the achievement of specified financial objectives or other criteria. In addition, the restricted and phantom units will vest automatically upon a change of control (as defined in the Plan) of us or our manager, subject to any contrary provisions in the award agreement.

        If a grantee's employment, consulting or membership on the board terminates for any reason, the grantee's restricted units and phantom units will be automatically forfeited unless, and to the extent, the award agreement or the compensation committee provides otherwise.

        Distributions made by us with respect to awards of restricted units may, in the discretion of our compensation committee, be subject to the same vesting requirements as the restricted units. Our compensation committee, in its discretion, may also grant tandem distribution equivalent rights with respect to phantom units.

        We intend for restricted units and phantom units granted under the Plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of the common units. Therefore, participants will not pay any consideration for the common units they receive with respect to these types of awards, and neither we nor our manager will receive remuneration for the units delivered with respect to these awards.

        Unit Options and Unit Appreciation Rights.    The Plan also permits the grant of options covering common units and unit appreciation rights. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units over a specified exercise price, either in cash or in common units as determined by our compensation committee. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the compensation committee may determine, consistent with the Plan; however, a unit option or unit appreciation right must have an exercise price equal to the fair market value of a common unit on the date of grant.

        Distribution Equivalent Rights.    Distribution equivalent rights are rights to receive all or a portion of the distributions otherwise payable on units during a specified time. Distribution equivalent rights may be granted alone or in combination with another award.

        By giving participants the benefit of distributions paid to unitholders generally, grants of distribution equivalent rights provide an incentive for participants to operate our business in a manner that allows us to provide increasing distributions to our unitholders. Typically, distribution equivalent rights will be granted in tandem with a phantom unit, so that the amount of the participant's compensation is tied to both the market value of our units and the distributions that unitholders receive while the award is outstanding. We believe this aligns the participant's incentives directly to the measures that drive returns for our unitholders.

        Substitute Awards.    Our compensation committee, in its discretion, may grant substitute or replacement awards to eligible individuals who, in connection with an acquisition made by us, our manager or an affiliate, have forfeited an equity-based award in their former employer. A substitute award that is an option may have an exercise price less than the value of a common unit on the date of grant of the award.

        Source of Common Units.    Common units to be delivered with respect to awards may be common units acquired by our manager on the open market, common units already owned by our manager, common units acquired by our manager directly from us or any other person or any combination of the foregoing. Our manager will be entitled to reimbursement by us for the cost incurred in acquiring common units. With respect to unit options, our manager will be entitled to reimbursement by us for the difference between the cost incurred by our manager in acquiring these common units and the proceeds received from an optionee at the time of exercise. Thus, we will bear the cost of the unit options. If we issue new common units with respect to these awards, the total number of common units outstanding will increase, and our manager will remit the proceeds it receives from a participant, if any, upon exercise of an award to us. With respect to any awards settled in cash, our manager will be entitled to reimbursement by us for the amount of the cash settlement.

        Amendment or Termination of Long-Term Incentive Plan.    Our board, in its discretion, may terminate the Plan at any time with respect to the common units for which a grant has not theretofore been made. The Plan will automatically terminate on the earlier of the 10th anniversary of the date it was initially approved by our unitholders or when common units are no longer available for delivery pursuant to awards under the Plan. Our board will also have the right to alter or amend the Plan or any part of it from time to time and the compensation committee may amend any award; provided, however, that no change in any outstanding award may be made that would materially impair the rights of the participant without the consent of the affected participant.

Director Compensation

        Officers, employees or paid consultants and advisors of our manager or its affiliates who also serve as our directors will not receive additional compensation for their service as our directors. We anticipate that directors who are not officers, employees or paid consultants and advisors of our manager or its affiliates will receive a combination of cash and restricted common unit grants as compensation for attending meetings of our board and committees thereof. Such directors will also receive reimbursement for out-of-pocket expenses associated with attending meetings of the board or committees and director and officer liability insurance coverage. Each director will be fully indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth the beneficial ownership of our units following this offering by:

  •
  each person known by us to be a beneficial owner of more than 5% of our outstanding units;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our directors and executive officers as a group.

        The amounts and percentage of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable.

Name of Beneficial Owner	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned		Subordinated Units Beneficially Owned	Percentage of Subordinated Units Beneficially Owned	Percentage of Total Common and Subordinated Units Beneficially Owned
Niska Sponsor Holdings Cooperatief U.A.(1)			%		100%		%
David Pope	—	—		—	—	—
Darin Olson	—	—		—	—	—
Simon Dupéré	—	—		—	—	—
Paul Amirault	—	—		—	—	—
Rick Staples	—	—		—	—	—
Jason Kulsky	—	—		—	—	—
Jason Dubchak	—	—		—	—	—
Andrew Ward	—	—		—	—	—
E. Bartow Jones	—	—		—	—	—
George O'Brien	—	—		—	—	—
William Shea, Jr.	—	—		—	—	—
All directors and executive officers as a group (eleven persons)	—	—		—	—	—

(1)
The limited partner interests in Holdco are indirectly owned by our executive officers, certain of our employees and investment limited partnerships affiliated with the Carlyle/Riverstone Global Energy and Power Fund II, L.P. and Carlyle/Riverstone Global Energy and Power Fund III, L.P. C/R Energy GP III, LLC exercises investment discretion and control over the units held by Holdco through Carlyle/Riverstone Energy Partners III, L.P., of which C/R Energy GP III, LLC is the sole general partner. C/R Energy GP III, LLC is managed by an eight person management committee which includes Andrew Ward, who is a member of our board. Mr. Ward disclaims beneficial ownership of the units owned by Holdco. The address of Holdco and C/R Energy GP III, LLC is 712 Fifth Avenue, 51st Floor, New York, NY 10019.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        After this offering, Holdco will own            common units and            subordinated units, representing approximately % of our units. In addition, our manager will own a 2% managing member interest in us and the incentive distribution rights.

Distributions and Payments to Our Manager and Its Affiliates

        The following table summarizes the distributions and payments made or to be made by us to our manager and its affiliates in connection with our formation and ongoing operation and distributions and payments that would be made by us if we were to liquidate in accordance with the terms of our Operating Agreement. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

Formation Stage
The consideration given to Holdco and its affiliates for the contributions of assets and liabilities to us	• common units;
• subordinated units;
• 2% managing member interest;
• incentive distribution rights; and
• a distribution of approximately $ million.
Operational Stage
Distributions of cash to our manager and its affiliates	We will generally make cash distributions 98% to unitholders, including Holdco as holder of an aggregate of common units and all of the subordinated units, and the remaining 2% to our manager.
Payments to our manager and its affiliates	We will reimburse our manager and its affiliates for all expenses incurred on our behalf.
Withdrawal or removal of our manager

If our manager withdraws or is removed, its managing member interest and its affiliates' incentive distribution rights will either be sold to the new manager for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. See "The Operating Agreement—Withdrawal or Removal of Our Manager."

Liquidation Stage
Liquidation	Upon our liquidation, our members, including our manager, will be entitled to receive liquidating distributions according to their respective capital account balances.

 Agreements Governing the Transactions

        We have entered into or will enter into various agreements that will effect our formation transactions, including the transfer of assets to, and the assumption of liabilities by, us and our subsidiaries. These agreements are not and will not be the result of arm's-length negotiations and the terms of these agreements are not necessarily at least as favorable to the parties to these agreements as the terms which could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with our formation transactions, including the expenses associated with transferring assets to our subsidiaries, will be paid from the proceeds of this offering.

Services Agreement

        Upon the closing of this offering, we will enter into a services agreement with Holdco and certain of its affiliates pursuant to which we, through our wholly owned subsidiary, AECO Partnership, will provide employees to manage certain development projects for Holdco.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

        Conflicts of interest exist and may arise in the future as a result of the relationships between our manager and its affiliates (including Holdco), on the one hand, and us and our unaffiliated members, on the other hand. Our directors and officers have fiduciary duties to manage our manager in a manner beneficial to its owners. At the same time, our manager has a fiduciary duty to manage us in a manner beneficial to our unitholders. Our Operating Agreement contains provisions that specifically define our manager's fiduciary duties to the unitholders. Our Operating Agreement also specifically defines the remedies available to unitholders for actions taken that, without these defined liability standards, might constitute breaches of fiduciary duty under applicable Delaware law. The Delaware Limited Liability Company Act, which we refer to as the Delaware Act, provides that Delaware limited liability companies may, in their operating agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by a manager to members and the company.

        Under our Operating Agreement, whenever a conflict arises between our manager or its affiliates, on the one hand, and us or any unaffiliated member or our board as our manager's delegate, on the other, our manager will resolve that conflict. Our manager has delegated this responsibility, along with the power to conduct our business, to our board. Our board may, but is not required to, seek the approval of such resolution from the conflicts committee of our board. An independent third party is not required to evaluate the fairness of the resolution.

        Whenever a potential conflict of interest exists or arises between the manager or any of its affiliates, on the one hand, and us or any of our members, on the other, the resolution or course of action in respect of such conflict of interest shall be permitted and deemed approved by all our members, and shall not constitute a breach of our Operating Agreement, of any agreement contemplated, or of any duty if the resolution or course of action in respect of such conflict of interest is:

  •
  approved by the conflicts committee of our board, although our board is not obligated to seek such approval;

  •
  approved by the vote of a majority of the outstanding common units, excluding any common units owned by our manager or any of its affiliates;

  •
  on terms no less favorable to us than those generally being provided to or available from unaffiliated third parties; or

  •
  fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

        If our board does not seek approval from the conflicts committee and determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, our board acted in good faith, and in any proceeding brought by or on behalf of us or any of our unitholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our Operating Agreement, our board or the conflicts committee of our board may consider any factors it determines in good faith to consider when resolving a conflict. When our Operating Agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the company, unless the context otherwise requires. See "Management—Management of Niska Gas Storage Partners LLC" for information about the conflicts committee of our board.

        Conflicts of interest could arise in the situations described below, among others.

  Actions taken by our board may affect the amount of cash available to pay distributions to unitholders or accelerate the right to convert subordinated units.

        The amount of cash that is available for distribution to unitholders is affected by decisions of our board regarding such matters as:

  •
  amount and timing of asset purchases and sales;

  •
  cash expenditures;

  •
  borrowings;

  •
  issuance of additional units; and

  •
  the creation, reduction or increase of reserves in any quarter.

        In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our manager to our unitholders, including borrowings that have the purpose or effect of:

  •
  enabling our manager or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

  •
  hastening the expiration of the subordination period.

        For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our Operating Agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. See "Provisions of Our Operating Agreement Relating to Cash Distributions—Subordination Period."

        Our Operating Agreement provides that we and our subsidiaries may borrow funds from our manager and its affiliates. Our manager and its affiliates may not borrow funds from us, our operating company or its operating subsidiaries.

  Neither our Operating Agreement nor any other agreement requires Holdco to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Holdco's directors and officers have a fiduciary duty to make these decisions in the best interests of the limited partners of Holdco, which may be contrary to our interests.

        Because our officers and certain of our directors are also directors and/or officers of Holdco, such directors and officers have fiduciary duties to Holdco that may cause them to pursue business strategies that disproportionately benefit Holdco or which otherwise are not in our best interests.

  Our manager is allowed to take into account the interests of parties other than us, such as Holdco, in exercising certain rights under our Operating Agreement.

        Our Operating Agreement contains provisions that permissibly reduce the standards to which our manager would otherwise be held by state fiduciary duty law. For example, our Operating Agreement permits our manager to make a number of decisions in its individual capacity, as opposed to in its capacity as our manager. This entitles our manager to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any member. Examples include the exercise of its limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation.

  Our manager has limited its liability and reduced its fiduciary duties, and has also restricted the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

        In addition to the provisions described above, our Operating Agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our Operating Agreement:

  •
  permits our manager to make a number of decisions in its individual capacity, as opposed to in its capacity as our manager. This entitles our manager to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any member;

  •
  provides that our manager shall not have any liability to us or our unitholders for decisions made in its capacity as a manager so long as it acted in good faith, meaning it believed that the decision was in our best interests;

  •
  generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be "fair and reasonable" to us, as determined by our manager in good faith, and that, in determining whether a transaction or resolution is "fair and reasonable," our manager may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

  •
  provides that our manager and its officers and directors will not be liable for monetary damages to us or our members for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our manager or those other persons acted in bad faith or engaged in fraud or willful misconduct; and

  •
  provides that in resolving conflicts of interest, it will be presumed that in making its decision the manager or its conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any member or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

        By purchasing a common unit, a common unitholder will agree to become bound by the provisions in our Operating Agreement, including the provisions discussed above. See "Conflicts of Interest and Fiduciary Duties—Fiduciary Duties."

  Our officers or employees may devote substantial time to the business and activities of the affiliates of our manager.

        Affiliates of our manager conduct businesses and activities of their own in which we have no economic interest but which our officers and employees may devote substantial time to pursuant to a services agreement with Holdco. There could be material competition for the time and effort of the officers and employees who provide services to our manager.

  We reimburse our manager and its affiliates for expenses.

        We reimburse our manager and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering staffing and support services to us. Our Operating Agreement provides that our manager will determine the expenses that are allocable to us in good faith. See "Management—Reimbursement of Expenses of Our Manager."

  Common unitholders have no right to enforce obligations of our manager and its affiliates under agreements with us.

        Any agreements between us, on the one hand, and our manager and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our manager and its affiliates in our favor.

  Contracts between us, on the one hand, and our manager and its affiliates, on the other, are not and will not be the result of arm's-length negotiations.

        Neither our Operating Agreement nor any of the other agreements, contracts and arrangements between us and our manager and its affiliates are or will be the result of arm's-length negotiations. Our Operating Agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our manager and its affiliates, must be:

  •
  on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

  •
  "fair and reasonable" to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

        Our manager will determine, in good faith, the terms of any of these transactions.

        Our manager and its affiliates have no obligation to permit us to use any facilities or assets of our manager and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. Our manager may also enter into additional contractual arrangements with any of its affiliates on our behalf. There is no obligation of our manager and its affiliates to enter into any contracts of this kind.

  Except in limited circumstances, our manager has the power and authority to conduct our business without unitholder approval.

        Under our Operating Agreement, our manager has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our manager has sought the approval of the conflicts committee of its board of directors, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

  •
  the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into securities of the company, and the incurring of any other obligations;

  •
  the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

  •
  the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets or the merger or other combination of us with or into another person;

  •
  the negotiation, execution and performance of any contracts, conveyances or other instruments;

  •
  the distribution of cash;

  •
  the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

  •
  the maintenance of insurance for our benefit and the benefit of our members;

  •
  the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited partnerships, joint ventures, corporations, limited liability companies or other relationships;

  •
  the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

  •
  the indemnification of any person against liabilities and contingencies to the extent permitted by law;

  •
  the purchase, sale or other acquisition or disposition of our membership interests, or the issuance of additional options, rights, warrants and appreciation rights relating to our membership interests; and

  •
  the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our manager.

        See "The Operating Agreement" for information regarding the voting rights of unitholders.

  Common units are subject to our manager's limited call right.

        If at any time our manager and its affiliates own more than 80% of the common units, our manager will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price, as calculated pursuant to the terms of our Operating Agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. Our manager is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the call right. There is no restriction in our Operating Agreement that prevents our manager from issuing additional common units and exercising its call right. Our manager may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. See "The Operating Agreement—Limited Call Right."

  We may not choose to retain separate counsel for ourselves or for the holders of common units.

        The attorneys, independent accountants and others who perform services for us have been retained by our manager. Attorneys, independent accountants and others who perform services for us are selected by our manager or the conflicts committee and may perform services for our manager and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our manager and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

  Our manager's affiliates may compete with us, and neither our manager nor its affiliates have any obligation to present business opportunities to us.

        Our Operating Agreement provides that our manager is restricted from engaging in any business activities other than those incidental to its ownership of interests in us. However, affiliates of our manager are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. Holdco may acquire, construct or dispose of storage or other assets in the future without any obligation to offer us the opportunity to acquire those assets. In addition, under our Operating Agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to the manager and its affiliates. As a result, neither the manager nor any of its affiliates have any obligation to present business opportunities to us.

 Fiduciary Duties

        Our manager is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our manager are prescribed by law and in our Operating Agreement. The Delaware Act provides that Delaware limited liability companies may, in their Operating Agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by a manager to members and the company.

        Our Operating Agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our manager. We have adopted these provisions to allow our manager or its affiliates to engage in transactions with us that otherwise might be prohibited by state-law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our board has fiduciary duties to manage our business in a manner beneficial both to Holdco and our manager as well as to our public unitholders. Without these modifications, our manager's and our board's ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards benefit our manager and our board by enabling them to take into consideration all parties involved in the proposed action. These modifications also strengthen the ability of our manager and our board to attract and retain experienced and capable directors. These modifications represent a detriment to our public unitholders because they restrict the remedies available to our public unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our manager and our board to take into account the interests of third parties in addition to our interests when resolving conflicts of interests. The following is a summary of:

  •
  the fiduciary duties imposed on our manager by the Delaware Act;

  •
  material modifications of these duties contained in our Operating Agreement; and

  •
  certain rights and remedies of unitholders contained in the Delaware Act.

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in an Operating Agreement providing otherwise, would generally require a manager to act for the company in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in an Operating Agreement providing otherwise, would generally prohibit a manager of a Delaware limited liability company from taking any action or engaging in any transaction where a conflict of interest is present.
Operating agreement modified standards

Our Operating Agreement contains provisions that waive or consent to conduct by our board and our manager and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our Operating Agreement provides that when our manager is acting in its capacity as our manager, as opposed to in its individual capacity, or our board is acting as its delegate, it must act in "good faith" and will not be subject to any other standard under applicable law. In addition, when our manager is acting in its individual capacity, as opposed to in its capacity as our manager, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our manager and our board would otherwise be held.

Our Operating Agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of our board must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•       "fair and reasonable" to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

All conflicts of interest disclosed in this prospectus (including our agreements and other arrangements with Holdco) have been approved by all of our members under the terms of our Operating Agreement.

If our manager does not obtain approval from the conflicts committee of our board or our common unitholders, excluding any common units owned by our manager or its affiliates, and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, our board, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any member or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our manager would otherwise be held. In addition to the other more specific provisions limiting the obligations of our manager, our Operating Agreement further provides that our and our manager's officers and directors will not be liable for monetary damages to us or our members for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our manager or its or our officers and directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that such person's conduct was unlawful.

Rights and remedies of unitholders

The Delaware Act generally provides that a member may institute legal action on behalf of a company to recover damages from a third-party where a manager has refused to institute the action or where an effort to cause a manager to do so is not likely to succeed. These actions include actions against a manager for breach of its fiduciary duties or of the company's operating agreement. In addition, the statutory or case law of some jurisdictions may permit a member to institute legal action on behalf of himself and all other similarly situated members to recover damages from a manager for violations of its fiduciary duties to the members.

        In order to become one of our members, a common unitholder is required to agree to be bound by the provisions in our Operating Agreement, including the provisions discussed above. See "Description of the Common Units—Transfer of Common Units." This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of operating agreements. The failure of a member to sign our Operating Agreement does not render our Operating Agreement unenforceable against that person.

        Under our Operating Agreement, we must indemnify our manager and its and our officers and directors to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our manager or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We also must provide this indemnification for criminal proceedings unless our manager or these other persons acted with knowledge that their conduct was unlawful. Thus, our manager or these other persons could be indemnified for its negligent or grossly negligent acts if they meet the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act in the opinion of the SEC such indemnification is contrary to public policy and therefore unenforceable.

DESCRIPTION OF THE COMMON UNITS

The Units

        The common units and the subordinated units are separate classes of non-managing membership interests in us. The holders of units are entitled to participate in company distributions and exercise the rights and privileges available to members under our Operating Agreement. For a description of the relative rights and privileges of holders of common units and subordinated units in and to company distributions, see this section and "Provisions of Our Operating Agreement Relating to Cash Distributions." For a description of other rights and privileges of members under our Operating Agreement, including voting rights, see "The Operating Agreement."

Transfer Agent and Registrar

  Duties

                                  will serve as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following, which must be paid by unitholders:

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  surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

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  special charges for services requested by a common unitholder; and

  •
  other similar fees or charges.

        There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

  Resignation or Removal

        The transfer agent may resign by notice to us or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our manager may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

        By transfer of common units in accordance with our Operating Agreement, each transferee of common units will be admitted as a non-managing member with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

  •
  represents that the transferee has the capacity, power and authority to become bound by our Operating Agreement;

  •
  automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our Operating Agreement; and

  •
  gives the consents and approvals contained in our Operating Agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

        A transferee will become a substituted member for the transferred common units automatically upon the recording of the transfer on our books and records. Our manager will cause any transfers to be recorded on our books and records no less frequently than quarterly.

        We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

        Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a non-managing member for the transferred common units.

        Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE OPERATING AGREEMENT

        The following is a summary of the material provisions of our Operating Agreement. The form of our Operating Agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our Operating Agreement upon request at no charge.

        We summarize the following provisions of our Operating Agreement elsewhere in this prospectus:

  •
  with regard to distributions of cash, see "Provisions of Our Operating Agreement Relating to Cash Distributions;"

  •
  with regard to the fiduciary duties of our manager, see "Conflicts of Interest and Fiduciary Duties;"

  •
  with regard to the transfer of common units, see "Description of the Common Units—Transfer of Common Units;" and

  •
  with regard to allocations of taxable income and taxable loss for U.S. federal income tax purposes, see "Material U.S. Tax Consequences."

Organization and Duration

        We were organized on January 27, 2010 and will have a perpetual existence unless terminated pursuant to the terms of our Operating Agreement.

Purpose

        Our purpose under our Operating Agreement is limited to any business activity that is approved by our manager and that lawfully may be conducted by a limited liability company organized under Delaware law; provided that without the approval of unitholders holding at least 90% of the outstanding units (including units held by our manager and its affiliates) voting as a single class, our manager may not cause us to take any action that it determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes.

        Although our manager has the ability to cause us and our subsidiaries to engage in activities other than those related to the business of storing natural gas, our manager may decline to do so free of any fiduciary duty or obligation whatsoever to us or the members, including any duty to act in good faith or in the best interests of us or the members. Our manager is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

        Unitholders are not obligated to make additional capital contributions, except as described below under "—Limited Liability."

        For a discussion of our manager's right to contribute capital to maintain its 2% managing member interest if we issue additional units, see "—Issuance of Additional Membership Interests."

 Votes Required For Certain Matters

        The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a "unit majority" require:

  •
  during the subordination period, the approval of a majority of the common units, excluding those common units held by our manager and its affiliates, and a majority of the subordinated units, voting as separate classes; and

  •
  after the subordination period, the approval of a majority of the common units.

        In voting their common and subordinated units, our manager and its affiliates will have no fiduciary duty or obligation whatsoever to us or the members, including any duty to act in good faith or in the best interests of us or the members.

Issuance of additional units	No approval right.
Amendment of our Operating Agreement	Certain amendments may be made by our board without the approval of the unitholders. Other amendments generally require the approval of a unit majority. See "—Amendment of Our Operating Agreement."
Merger of our company or the sale of all or substantially all of our assets	Unit majority in certain circumstances. See "—Merger, Sale or Other Disposition of Assets."
Dissolution of our company	Unit majority. See "—Termination and Dissolution."
Continuation of our business upon dissolution	Unit majority. See "—Termination and Dissolution."
Withdrawal of our manager

Under most circumstances, the approval of a majority of the common units, excluding common units held by our manager and its affiliates, is required for the withdrawal of our manager prior to March 31, 2020 in a manner that would cause a dissolution of our company. See "—Withdrawal or Removal of Our Manager."

Removal of our manager	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our manager and its affiliates. See "—Withdrawal or Removal of Our Manager."
Transfer of the managing member interest

Our manager may transfer all, but not less than all, of its managing member interest without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the common units, excluding common units held by our manager and its affiliates, is required in other circumstances for a transfer of the managing member interest to a third-party prior to March 31, 2020. See "—Transfer of Managing Member Interest."

Transfer of incentive distribution rights

Our manager or its affiliates or a subsequent holder may transfer its incentive distribution rights to (i) an affiliate of the holder or (ii) another entity as part of the merger or consolidation of such holder with or into another entity, the sale of all of the ownership interests in such holder or the sale of all or substantially all of such holder's assets to that entity without the prior approval of the unitholders; provided that, in the case of the sale of ownership interests in such holder, the initial holder of the incentive distribution rights continues to remain an affiliate of the manager following such sale. Prior to March 31, 2020, any other transfer of incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by our manager and its affiliates. On or after March 31, 2020, the incentive distribution rights will be freely transferable.

Transfer of ownership interests in our manager	No approval right. See "—Transfer of Ownership Interests in Our Manager."

        If any person or group other than our manager and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our manager or its affiliates and any transferees of that person or group approved by our manager or to any person or group who acquires the units with the specific prior approval of our board.

Limited Liability

        Under the Delaware Act, a limited liability company may not make a distribution to a member if, after the distribution, all liabilities of the limited liability company, other than liabilities to members on account of their membership interests and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the limited liability company. For the purpose of determining the fair value of the assets of a limited liability company, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited liability company only to the extent that the fair value of that property exceeds the non-recourse liability. The Delaware Act provides that a member who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited liability company for the amount of the distribution for three years. Under the Delaware Act, a substituted member of a limited liability company is liable for the obligations of his assignor to make contributions to the company, except that such person is not obligated for liabilities unknown to him at the time he became a member and that could not be ascertained from the Operating Agreement.

        Our subsidiaries conduct business in three states and in Canada and we may have subsidiaries that conduct business in other states or countries in the future. Maintenance of our limited liability as a member of the operating company may require compliance with legal requirements in the jurisdictions in which the operating company conducts business, including qualifying our subsidiaries to do business there.

        Limitations on the liability of members for the obligations of a member have not been clearly established in many jurisdictions. If, by virtue of our equity interests in our subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited liability company, partnership or similar statute, or that the right or exercise of the right by the members as a group to remove or replace the manager, to approve some amendments to our Operating Agreement, or to take other action under our Operating Agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then the members could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the manager under the circumstances. We will operate in a manner that the manager considers reasonable and necessary or appropriate to preserve the limited liability of the members.

Issuance of Additional Membership Interests

        Our Operating Agreement authorizes us to issue an unlimited number of additional membership interests for the consideration and on the terms and conditions determined by our manager without the approval of the unitholders.

        It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other membership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions. In addition, the issuance of additional common units or other membership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

        In accordance with Delaware law and the provisions of our Operating Agreement, we may also issue additional membership interests that, as determined by our manager, may have special voting rights to which the common units are not entitled. In addition, our Operating Agreement does not prohibit the issuance by our subsidiaries of equity interests that may effectively rank senior to the common units.

        Upon issuance of additional membership interests (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units or the issuance of membership interests upon conversion of outstanding membership interests), our manager will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2% managing member interest in us. Our manager's 2% interest in us will be reduced if we issue additional units in the future and our manager does not contribute a proportionate amount of capital to us to maintain its 2% managing member interest. Moreover, our manager will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other membership interests whenever, and on the same terms that, we issue membership interests to persons other than our manager and its affiliates, to the extent necessary to maintain the percentage interest of the manager and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights under our Operating Agreement to acquire additional common units or other membership interests.

Amendment of Our Operating Agreement

  General

        Amendments to our Operating Agreement may be proposed only by our board. However, our board will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the members other than our manager, including any duty to act in good faith or in the best interests of us or the members other than our manager. In order to adopt a proposed amendment, other than the amendments discussed below under "—No Unitholder Approval," our board is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the members to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

  Prohibited Amendments

        No amendment may be made that would:

  •
  enlarge the obligations of any member without its consent, unless approved by at least a majority of the type or class of non-managing membership interests so affected; or

  •
  enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our manager or any of its affiliates without the consent of our manager, which consent may be given or withheld in its sole discretion.

        The provision of our Operating Agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our manager and its affiliates). Upon completion of the offering, our manager and its affiliates will own approximately % of the outstanding common and subordinated units.

  No Unitholder Approval

        Our board may generally make amendments to our Operating Agreement without the approval of any member to reflect:

  •
  a change in our name, the location of our principal place of business, our registered agent or our registered office;

  •
  the admission, substitution, withdrawal or removal of members in accordance with our Operating Agreement;

  •
  a change that our board determines to be necessary or appropriate to qualify or continue our qualification as a limited liability company or a partnership in which the members have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed);

  •
  an amendment that is necessary, in the opinion of our counsel, to prevent us or our manager or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

  •
  an amendment that our board determines to be necessary or appropriate for the authorization of additional membership interests or rights to acquire membership interests;

  •
  any amendment expressly permitted in our Operating Agreement to be made by our manager acting alone;

  •
  an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our Operating Agreement;

  •
  any amendment that our manager determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our Operating Agreement;

  •
  a change in our fiscal year or taxable year and related changes;

  •
  mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger or conveyance other than those it receives by way of the merger or conveyance; or

  •
  any other amendments substantially similar to any of the matters described above.

        In addition, our board may make amendments to our Operating Agreement without the approval of any member if our board determines that those amendments:

  •
  do not adversely affect in any material respect the members considered as a whole or any particular class of members;

  •
  are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

  •
  are necessary or appropriate to facilitate the trading of membership interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which membership interests are or will be listed for trading;

  •
  are necessary or appropriate for any action taken by our board relating to splits or combinations of units under the provisions of our Operating Agreement; or

  •
  are required to effect the intent expressed in this prospectus or the intent of the provisions of our Operating Agreement or are otherwise contemplated by our Operating Agreement.

        Any amendment that our board determines adversely affects in any material respect one or more particular classes of members will require the approval of at least a majority of the class or classes so affected, but no vote will be required by any class or classes of members that our manager determines are not adversely affected in any material respect.

        In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of members whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

  Opinion of Counsel and Unitholder Approval

        For amendments of the type not requiring unitholder approval, our board will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the members or result in our being treated as an entity for U.S. federal income tax purposes in connection with any of the amendments. No other amendments to our Operating Agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under Delaware law of any of our members.

 Merger, Sale or Other Disposition of Assets

        A merger or consolidation of us requires the prior consent of our manager. However, our manager will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the other members, including any duty to act in good faith or in the best interest of us or the other members.

        In addition, our Operating Agreement generally prohibits our manager without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our manager may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our manager may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our manager may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our manager has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to our Operating Agreement (other than an amendment that the manager could adopt without the consent of other members), each of our units will be an identical unit of our company following the transaction, and the membership interests to be issued do not exceed 20% of our outstanding membership interests immediately prior to the transaction.

        If the conditions specified in our Operating Agreement are satisfied, our manager may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, we have received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide the members and the manager with the same rights and obligations as contained in our Operating Agreement. The unitholders are not entitled to dissenters' rights of appraisal under our Operating Agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

        We will continue as a limited liability company until terminated under our Operating Agreement. We will dissolve upon:

  •
  the election of our manager to dissolve us, if approved by the holders of units representing a unit majority;

  •
  there being no members, unless we are continued without dissolution in accordance with applicable Delaware law;

  •
  the entry of a decree of judicial dissolution of our company; or

  •
  the withdrawal or removal of our manager or any other event that results in its ceasing to be our manager other than by reason of a transfer of its managing member interest in accordance with our Operating Agreement or withdrawal or removal following approval and admission of a successor.

        Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our Operating Agreement by appointing as a successor manager an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

  •
  the action would not result in the loss of limited liability under Delaware law of any member; and

  •
  neither our company nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

        Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our manager that are necessary or appropriate to liquidate our assets and apply the proceeds of the liquidation as described in "Provisions of Our Operating Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to members in kind if it determines that a sale would be impractical or would cause undue loss to our members.

Withdrawal or Removal of Our Manager

        Except as described below, our manager has agreed not to withdraw voluntarily as our manager prior to March 31, 2020 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the manager and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after March 31, 2020, our manager may withdraw as manager without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our Operating Agreement. Notwithstanding the information above, our manager may withdraw without unitholder approval upon 90 days' notice to the other members if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the manager and its affiliates. In addition, our Operating Agreement permits our manager in some instances to sell or otherwise transfer all of its managing member interest without the approval of the unitholders. See "—Transfer of Managing Member Interest."

        Upon withdrawal of our manager under any circumstances, other than as a result of a transfer by our manager of all or a part of its managing member interest, the holders of a unit majority may select a successor to that withdrawing manager. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor manager. See "—Termination and Dissolution."

        Our manager may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our manager and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our manager is also subject to the approval of a successor manager by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by our manager and its affiliates gives them the ability to prevent our manager's removal. At the closing of this offering, Holdco, which is an affiliate of our manager, will own approximately    % of the outstanding common and subordinated units.

        Our Operating Agreement also provides that if our manager is removed as our manager under circumstances where cause does not exist:

  •
  all subordinated units held by any person who did not, and whose affiliates did not, vote any units in favor of the removal of the manager, will immediately convert into common units on a one-for-one basis; and

  •
  if all subordinated units convert as described in the immediately preceding bullet point, any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished.

        If our manager is removed as managing member under circumstances where cause does not exist and no units held by our manager and its affiliates are voted in favor of that removal, our manager will have the right to convert its managing member interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests.

        In the event of removal of our manager under circumstances where cause exists or withdrawal of our manager where that withdrawal violates our Operating Agreement, a successor manager will have the option to purchase the managing member interest and incentive distribution rights of the departing manager for a cash payment equal to the fair market value of those interests. Under all other circumstances where our manager withdraws or is removed by the members, the departing manager will have the option to require the successor manager to purchase the managing member interest of the departing manager and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing manager and the successor manager. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing manager and the successor manager (or selected by the experts they select) will determine the fair market value.

        If the option described above is not exercised by either the departing manager or the successor manager, the departing manager's managing member interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

        In addition, we will be required to reimburse the departing manager for all amounts due the departing manager, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing manager or its affiliates for our benefit.

Transfer of Managing Member Interest

        Except for the transfer by our manager of all, but not less than all, of its managing member interest to:

  •
  an affiliate of our manager (other than an individual); or

  •
  another entity as part of the merger or consolidation of our manager with or into another entity or the transfer by our manager of all or substantially all of its assets to another entity,

our manager may not transfer all or any part of its managing member interest to another person prior to June 30, 2020 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our manager and its affiliates. As a condition of any transfer, the transferee must, among other things, assume the rights and duties of our manager, agree to be bound by the provisions of our Operating Agreement and furnish an opinion of counsel regarding limited liability and tax matters.

        Our manager and its affiliates may at any time, transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in Our Manager

        At any time, the owners of our manager may sell or transfer all or part of their ownership interests in our manager to an affiliate or a third-party without the approval of our unitholders.

Transfer of Subordinated Units and Incentive Distribution Rights

        By transfer of subordinated units or incentive distribution rights in accordance with our Operating Agreement, each transferee of subordinated units or incentive distribution rights will be admitted as a non-managing member with respect to the subordinated units or incentive distribution rights transferred when such transfer and admission is reflected in our books and records. Each transferee:

  •
  represents that the transferee has the capacity, power and authority to become bound by our Operating Agreement;

  •
  automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our Operating Agreement; and

  •
  gives the consents and approvals contained in our Operating Agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

        A transferee will become a substituted member for the transferred subordinated units or incentive distribution rights automatically upon the recording of the transfer on our books and records. Our manager will cause any transfers to be recorded on our books and records no less frequently than quarterly.

        We may, at our discretion, treat the nominee holder of subordinated units or incentive distribution rights as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

        Subordinated units or incentive distribution rights are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a non-managing member for the transferred subordinated units or incentive distribution rights.

        Until a subordinated unit or incentive distribution right has been transferred on our books, we and the transfer agent may treat the record holder of the unit or right as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Change of Management Provisions

        Our Operating Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our manager or otherwise change our management. See "—Withdrawal or Removal of Our Manager" for a discussion of certain consequences of the removal of our manager. If any person or group other than our manager and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply in certain circumstances. See "—Meetings; Voting."

 Limited Call Right

        If at any time our manager and its affiliates own more than 80% of the then-issued and outstanding membership interests of any class, our manager will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the membership interests of that class held by unaffiliated persons, as of a record date to be selected by our manager, on at least 10 but not more than 60 days notice. The purchase price in the event of such an acquisition will be the greater of:

  •
  the highest price paid by our manager or any of its affiliates for any membership interests of the class purchased within the 90 days preceding the date on which our manager first mails notice of its election to purchase those membership interests; and

  •
  the average of the daily closing prices of the membership interests of the class purchased over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed.

        As a result of our manager's right to purchase common units, a holder of common units may have his units purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The U.S. federal income tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. See "Material U.S. Tax Consequences—Disposition of Common Units."

Meetings; Voting

        Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our members and to act upon matters for which approvals may be solicited.

        We do not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our board or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

        Each record holder of a unit has a vote according to his percentage interest in us, although additional membership interests having special voting rights could be issued. See "—Issuance of Additional Membership Interests." However, if at any time any person or group, other than our manager and its affiliates, or a direct or subsequently approved transferee of our manager or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our Operating Agreement otherwise provides, subordinated units will vote together with common units as a single class.

        Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our Operating Agreement will be delivered to the record holder by us or by the transfer agent.

Status as Member

        By transfer of common units in accordance with our Operating Agreement, each transferee of common units will be admitted as a member with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described under "—Limited Liability," the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

        If we are or become subject to U.S. federal, state or local laws or regulations that, in the reasonable determination of our board, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any member, we may redeem the units held by such member at their current market price. To avoid any cancellation or forfeiture, our board may require each member to furnish information about his nationality, citizenship or related status. If a member fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or we determine after receipt of the information that the manager is not an eligible citizen, the manager may be treated as a non-citizen assignee. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Non-Taxpaying Assignees; Redemption

        To avoid any adverse effect on the maximum applicable rates chargeable to customers by our subsidiaries that are, or may in the future be, regulated by FERC, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our Operating Agreement provides our board the power to amend the agreement. If our manager, with the advice of counsel, determines that our being a pass-through entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our members, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by our current or future subsidiaries that are regulated by FERC, then our manager may, in its sole discretion, adopt such amendments to our Operating Agreement as it determines necessary or advisable to:

  •
  obtain proof of the U.S. federal income tax status of our member (and their owners, to the extent relevant) and

  •
  permit our manager to redeem the units held by any person who's tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by the manager to obtain proof of the U.S. federal income tax status. The redemption price in the case of such a redemption will be the lesser of:

  •
  the price paid by such unitholder for the relevant unit; and

  •
  the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

 Indemnification

        Under our Operating Agreement we will indemnify the following persons, in most circumstances, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

  •
  our manager;

  •
  any departing manager;

  •
  any person who is or was a director, officer fiduciary, trustee, manager or managing member of us or any of our subsidiaries, our manager or any departing manager;

  •
  any person who is or was serving as a director, officer, fiduciary, trustee, manager or managing member of another person owing a fiduciary duty to us or any of our subsidiaries at the request of our manager or any departing manager;

  •
  any person who controls our manager; or

  •
  any person designated by our board.

        Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our manager will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our Operating Agreement.

Reimbursement of Expenses

        Our Operating Agreement requires us to reimburse our manager for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our manager in connection with operating our business. These expenses include salary, benefits, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our manager by its affiliates. Our manager is entitled to determine the expenses that are allocable to us.

Books and Reports

        Our manager is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For fiscal reporting purposes, our fiscal year ends March 31. For tax purposes our year ends December 31.

        We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website which we maintain.

        We will furnish each record holder of a unit with information reasonably required for federal and state tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of members can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his U.S. federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

 Right to Inspect Our Books and Records

        Our Operating Agreement provides that a member can, for a purpose reasonably related to his interest as a member, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

  •
  a current list of the name and last known address of each member;

  •
  a copy of our tax returns;

  •
  information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each member and the date on which each member became a member;

  •
  copies of our Operating Agreement, our certificate of formation, related amendments and powers of attorney under which they have been executed;

  •
  information regarding the status of our business and financial condition; and

  •
  any other information regarding our affairs as is just and reasonable.

        Our manager may, and intends to, keep confidential from the other members, trade secrets or other information the disclosure of which our manager believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

        Under our Operating Agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other company securities proposed to be sold by our manager or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our manager. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

        In addition, in connection with this offering, we expect to enter into a registration rights agreement, or the registration rights agreement with Holdco. A copy of the form of registration rights agreement is filed as an exhibit to this registration statement on Form S-1 and is incorporated herein by reference. Pursuant to the registration rights agreement, we will be required to file a registration statement to register the common units and subordinated units issued to Holdco and the common units issuable upon the conversion of the subordinated units upon request of Holdco. In addition, the registration rights agreement gives Holdco piggyback registration rights under certain circumstances. The registration rights agreement also includes provisions dealing with holdback agreements, indemnification and contribution and allocation of expenses. These registration rights are transferable to affiliates of Holdco and, in certain circumstances, to third parties. See "Units Eligible for Future Sale."

UNITS ELIGIBLE FOR FUTURE SALE

        After the sale of the common units offered hereby and assuming that the underwriters do not exercise their option to purchase additional units, management of our manager and Holdco will hold an aggregate of                        common units and                        subordinated units. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

        The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. However, any common units held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by our affiliates to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

  •
  1% of the total number of the class of securities outstanding; or

  •
  the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

        Sales under Rule 144 by our affiliates are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned common units for at least six months, would be entitled to sell those common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

        Our Operating Agreement provides that we may issue an unlimited number of membership interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. See "The Operating Agreement—Issuance of Additional Membership Interests."

        Under our Operating Agreement and the registration rights agreement, our manager and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of our Operating Agreement, these registration rights allow our manager and its affiliates or their assignees holding any units or other company securities to require registration of any of these units or other company securities and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our manager will continue to have these registration rights for two years after it ceases to be our manager. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Our manager and its affiliates also may sell their units or other membership interests in private transactions at any time, subject to compliance with applicable laws.

        We, Holdco, our manager, and the directors and executive officers of our manager, have agreed not to sell any common units for a period of 180 days from the date of this prospectus. See "Underwriting" for a description of these lock-up provisions.

MATERIAL U.S. TAX CONSEQUENCES

        This section is a summary of the material U.S. federal, state and local tax consequences that may be relevant to prospective unitholders and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., which is counsel to our manager and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. Such statements are based on the accuracy of the representations made by us, and statements of fact do not represent opinions of Vinson & Elkins L.L.P. To the extent this section discusses U.S. federal income taxes, that discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), existing and proposed Treasury regulations promulgated thereunder (the "Treasury Regulations") and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "us" or "we" are references to Niska Gas Storage, LLC and our subsidiaries.

        This section does not address all U.S. federal, state and local tax matters that affect us or our unitholders. To the extent that this section relates to taxation by a state, local or other jurisdiction within the United States, such discussion is intended to provide only general information. We have not sought the opinion of legal counsel regarding U.S. state, local or other taxation and, thus, any portion of the following discussion relating to such taxes does not represent the opinion of Vinson & Elkins L.L.P. or any other legal counsel. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States whose functional currency is the U.S. dollar and who hold units as a capital asset (generally, property that is held as an investment). This section has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts (IRAs), employee benefit plans, real estate investment trusts ("REITs") or mutual funds. Accordingly, we encourage each prospective unitholder to consult, and depend on, such unitholder's own tax advisor in analyzing the U.S. federal, state, local and non-U.S. tax consequences particular to that unitholder resulting from their ownership or disposition of our common units.

        No ruling has been or will be requested from the Internal Revenue Service (the "IRS") regarding any matter that affects us or prospective unitholders. Instead, we will rely on opinions and advice of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for our common units and the prices at which our common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our Manager and thus will be borne directly or indirectly by the unitholders and the manager. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

        For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific U.S. federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (see "—U.S. Federal Income Taxation of Unitholders—Treatment of Short Sales"); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (see "—Disposition of Common Units—Allocations Between Transferors and Transferees"); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (see "—U.S. Federal Income Taxation of Unitholders—Section 754 Election").

 Taxation of Niska Gas Storage Partners LLC

  Partnership Status

        Absent an election or failure to meet the Qualifying Income Exception described below, a limited liability company, such as Niska Gas Storage Partners LLC, is treated as a partnership for U.S. federal income tax purposes and, therefore, generally is not liable for U.S. federal income taxes. Instead, each member is required to take into account their respective shares of items of income, gain, loss and deduction of the partnership in computing their U.S. federal income tax liability as if they had earned such income directly, even if no cash distributions are made to the unitholders. Distributions by a limited liability company (that is treated as a partnership) to a member generally are not taxable to the member unless the amount of cash distributed to the member is in excess of the adjusted basis in such member's membership interest.

        Section 7704 of the Internal Revenue Code provides that publicly traded partnerships and limited liability companies will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly traded partnerships and limited liability companies of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation, storage, and marketing of natural resources, including crude oil, natural gas, and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than  _% of our expected gross income will not constitute qualifying income; however, this estimate and the portion of our gross income that constitutes qualifying income could change from time to time. Based upon and subject to the factual representations made by us and our manager and assuming the accuracy of this estimate, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our expected gross income constitutes qualifying income and that we will be classified as a partnership for federal income tax purposes.

        In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our manager. Among the various representations made by us and our manager upon which Vinson & Elkins L.L.P. has relied are:

  (1)
  With the exception of any of the Corporate Subsidiaries, neither we nor any of our subsidiaries has elected or will elect to be treated as a corporation;

  (2)
  For each taxable year, more than 90% of our gross income will be income that Vinson & Elkins L.L.P. has opined or will opine is "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code; and

  (3)
  Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, gas, or products thereof that are held or to be held by us in activities that Vinson & Elkins L.L.P. has opined or will opine result in qualifying income.

        We believe that these representations have been true in the past and expect that these representations will be true in the future.

        If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders so long as we, at that time, do not have outstanding liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

        If we were treated as a corporation for U.S. federal income tax purposes for any taxable year for which the statute of limitations remains open or for any future taxable year either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected on only our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital to the extent of the unitholder's tax basis in its common units, or taxable capital gain, after the unitholder's tax basis in its common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

        The remainder of this section has been prepared based on the assumption that we will be classified as a partnership for U.S. federal income tax purposes.

  State, Local and Other Taxation

        Even though we (as a partnership for U.S. federal income tax purposes) are not subject to U.S. federal income tax, some of our subsidiaries and operations will be subject to income and other taxes in the state, local or other jurisdictions within the United States in which they are organized or from which they receive income. Moreover, some of our subsidiaries are subject to non-U.S. income taxation, including Canadian federal and provincial income taxes. Such taxation will reduce the amount of cash we have available for distribution to unitholders. For a discussion of Canadian federal and provincial taxes to which our subsidiaries and operations will be subject, see "Material Canadian Federal Income Tax Consequences—Taxation of Niska Gas Storage Partners LLC."

U.S. Federal Income Taxation of Unitholders

  Unitholder Status as Partner

        Unitholders who are admitted as members of Niska Gas Storage Partners LLC, as well as unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of common units, will be treated as tax partners of Niska Gas Storage Partners LLC for U.S. federal income tax purposes. For a discussion related to the risks of losing partner status as a result of short sales, see "—U.S. Federal Income Taxation of Unitholders—Treatment of Short Sales."

        Items of our income, gain, loss, or deductions would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. Unitholders are urged to consult their own tax advisors with respect to the consequences of their status as partners in our company for U.S. federal income tax purposes.

  Flow-Through of Taxable Income

        Aside from taxes paid by the Corporate Subsidiary, we will not pay any U.S. federal income tax. As discussed in "Taxation of Niska Gas Storage Partners LLC—State, Local and Other Taxation", however, a portion of our operations and subsidiaries will be subject to U.S. taxes other than federal income taxes. For U.S. federal income tax purposes, each unitholder will be required to report on its income tax return its share of our income, gains, losses and deductions without regard to whether we make cash distributions to our unitholders. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution. Each unitholder will be required to include in income its allocable share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Our taxable year ends on December 31.

  Treatment of Distributions

        Distributions made by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds its tax basis in its common units immediately before the distribution. Cash distributions made by us to a unitholder in an amount in excess of the unitholder's tax basis in its units generally will be considered to be gain from the sale or exchange of those common units, taxable in accordance with the rules described under "—Disposition of Common Units" below. Any reduction in a unitholder's share of our liabilities, including as a result of future issuances of additional common units, will be treated as a distribution by us of cash to that unitholder. To the extent that cash distributions made by us cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, that unitholder must recapture any losses deducted in previous years. See "—Limitations on Deductibility of Losses."

        A non-pro rata distribution of money or property, including a deemed distribution, may result in ordinary income to a unitholder, regardless of that unitholder's tax basis in its common units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, and/or substantially appreciated "inventory items," both as defined in Section 751 of the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, a unitholder will be treated as having received its proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for an allocable portion of the distribution made to such unitholder. This latter deemed exchange generally will result in the unitholder's realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

  Ratio of Taxable Income to Distributions

        We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2012, will be allocated, on a cumulative basis, an amount of U.S. federal taxable income for that period that will be            % or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions.

        These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of taxable income to distributions could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

  •
  gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

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  we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

  Basis of Common Units

        A unitholder's initial tax basis for its common units will be the amount it paid for the common units plus its share of our liabilities. That basis will be increased by the unitholder's share of our income and by any increases in its share of our liabilities. That basis generally will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decreases in its share of our liabilities and by its share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have a share, generally based on its share of profits, of our liabilities. See "—Disposition of Common Units—Recognition of Gain or Loss."

  Limitations on Deductibility of Losses

        The deduction by a unitholder of that unitholder's share of our losses will be limited to the tax basis in that unitholder's units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder's stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than the unitholder's tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause the unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder's tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain would not be utilizable.

        In general, a unitholder will be at risk to the extent of the tax basis of the unitholder's units, excluding any portion of that basis attributable to the unitholder's share of our liabilities, reduced by (1) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (2) any amount of money the unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in the unitholder's share of our liabilities.

        In addition to the basis and at risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations are permitted to deduct losses from passive activities, which are generally defined as trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will be available to offset only our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder's investments in other publicly traded partnerships, or a unitholder's salary or active business income. Passive losses that are not deductible because they exceed a unitholder's share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

        A unitholder's share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

  Limitations on Interest Deductions

        The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." Investment interest expense includes:

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  interest on indebtedness properly allocable to property held for investment;

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  our interest expense attributed to portfolio income; and

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  the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

        The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders for purposes of the investment interest expense limitation. In addition, the unitholder's share of our portfolio income will be treated as investment income.

  Entity-Level Collections of Unitholder Taxes

        If we are required or elect under applicable law to pay any U.S. federal, state, local or non-U.S. tax on behalf of any unitholder or our manager or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a unitholder whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our limited liability company agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our limited liability company agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

  Allocation of Income, Gain, Loss and Deduction

        In general, our items of income, gain, loss and deduction will be allocated among our manager and the unitholders in accordance with their percentage interests in us. However, at any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made, gross income will be allocated to the recipients to the extent of these distributions.

        Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our assets at the time of this offering and any future offerings or certain other transactions, referred to in this discussion as "Contributed Property." The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder acquiring common units in this offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of this offering. However, in connection with providing this benefit to any future unitholders, similar allocations, will be made to all holders of partnership interests immediately prior to such other transactions, including purchasers of common units in this offering, to account for the difference between the "book" basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction.

        In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

        An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate book-tax disparities generally will be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's share of an item will be determined on the basis of that partner's interest in us, taking into account all the facts and circumstances.

        Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in "—Section 754 Election" and "—Disposition of Common Units—Allocations Between Transferors and Transferees," allocations under our limited liability company agreement will be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction.

  Treatment of Short Sales

        A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

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  any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

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  any cash distributions received by the unitholder as to those units would be fully taxable; and

  •
  all of these distributions may be subject to tax as ordinary income.

        Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. See "—Disposition of Common Units—Recognition of Gain or Loss."

  Alternative Minimum Tax

        Each unitholder will be required to take into account the unitholder's distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors with respect to the impact of an investment in our units on their liability for the alternative minimum tax.

  Tax Rates

        Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2011, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

  Section 754 Election

        We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. That election will generally permit us to adjust a common unit purchaser's tax basis in our assets ("inside basis") under Section 743(b) of the Internal Revenue Code to reflect the unitholder's purchase price. The Section 743(b) adjustment separately applies to any transferee of a unitholder who purchases outstanding common units from another unitholder based upon the values and bases of our assets at the time of the transfer to the transferee. The Section 743(b) adjustment does not apply to a person who purchases common units directly from us, and belongs only to the purchaser and not to other unitholders. See, however, "—Allocation of Income, Gain, Loss and Deduction" above. For purposes of this discussion, a unitholder's inside basis in our assets will be considered to have two components: (1) the unitholder's share of our tax basis in our assets ("common basis") and (2) the unitholder's Section 743(b) adjustment to that basis.

        The timing and calculation of deductions attributable to Section 743(b) adjustments to our common basis will depend upon a number of factors, including the nature of the assets to which the adjustment is allocable, the extent to which the adjustment offsets any Internal Revenue Code Section 704(c) type gain or loss with respect to an asset and certain elections we make as to the manner in which we apply Internal Revenue Code Section 704(c) principles with respect to an asset to which the adjustment is applicable. See "—Allocation of Income, Gain, Loss and Deduction" above.

        The timing of these deductions may affect the uniformity of our units. Under our limited liability company agreement, our manager is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations or if the position would result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. See "—Uniformity of Units." Vinson & Elkins L.L.P. is unable to opine as to validity of any such alternate tax positions because there is no clear applicable authority. A unitholder's basis in a common unit is reduced by his or her share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder's basis in his or her common units and may cause the unitholder to understate gain or overstate loss on any sale of such common units. See "—Uniformity of Units" below.

        A Section 754 election is advantageous if the transferee's tax basis in its units is higher than the units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and the transferee's share of any gain or loss on a sale of assets by us would be less. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in its units is lower than those units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

        The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally either nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should the manager determine the expense of compliance exceeds the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than such purchaser would have been allocated had the election not been revoked.

  Foreign Tax Credits

        Subject to detailed limitations set forth in the Internal Revenue Code, a unitholder may elect to claim a credit against its liability for U.S. federal income tax for its share of certain non-U.S. taxes paid by us. The amount and availability of such credit will be dependent upon several factors, such as whether the unitholder has sufficient income from foreign sources, whether such income is in the same foreign tax credit category as our income, and the rate of foreign tax to which our income is subject. Given the complexity of the rules relating to the determination of the foreign tax credit, prospective unitholders are urged to consult their own tax advisors to determine whether or to what extent they would be entitled to such credit. Unitholders who do not elect to claim foreign tax credits may instead claim a deduction for their shares of foreign taxes paid by us.

  Functional Currency

        We are required to determine the functional currency of any of our operations that constitute a separate qualified business unit (or "QBU") for U.S. federal income tax purposes and report the affairs of any QBU in this functional currency to our unitholders. Any transactions conducted by us other than in the U.S. dollar or by a QBU other than in its functional currency may give rise to foreign currency exchange gain or loss. Further, if a QBU is required to maintain a functional currency other than the U.S. dollar, a unitholder may be required to recognize foreign currency translation gain or loss upon a distribution of money or property from a QBU or upon the sale of units, and items or income, gain, loss or deduction allocated to the unitholder in such functional currency must be translated into the unitholder's functional currency. For purposes of the foreign currency rules, a QBU includes a separate trade or business owned by a partnership in the event separate books and records are maintained for that separate trade or business. The functional currency of a QBU is determined based upon the economic environment in which the QBU operates. Thus, a QBU whose revenues and expenses are primarily determined in a currency other than the U.S. dollar will have a non-U.S. dollar functional currency. We anticipate that a significant portion of our operations constitute one or more separate QBUs whose functional currencies are other than the U.S. dollar.

        Under recently proposed regulations, the amount of foreign currency translation gain or loss recognized upon a distribution of money or property from a QBU or upon the sale of common units will reflect the appreciation or depreciation in the functional currency value of certain assets and liabilities of the QBU between the time the unitholder purchased his common units and the time we receive distributions from such QBU or the unitholder sells his common units. Foreign currency translation gain or loss will be treated as ordinary income or loss. A unitholder must adjust the U.S. federal income tax basis in his common units to reflect such income or loss prior to determining any other U.S. federal income tax consequences of such distribution or sale. A unitholder who owns less than a five percent interest in our capital or profits generally may elect not to have these rules apply by attaching a statement to his tax return for the first taxable year the unitholder intends the election to be effective.

        Further, for purposes of computing his taxable income and U.S. federal income tax basis in his common units, a unitholder will be required to translate into his own functional currency items of income, gain, loss or deduction of such QBU and his share of such QBU's liabilities. If finalized, we intend to provide such information based on generally applicable U.S. exchange rates as is necessary for unitholders to comply with the requirements of the recently proposed regulations as part of the U.S. federal income tax information we will furnish unitholders each year. However, a unitholder may be entitled to make an election to apply an alternative exchange rate with respect to the foreign currency translation of certain items. Unitholders who desire to make such an election should consult their own tax advisors.

Tax Treatment of Operations

  Accounting Method and Taxable Year

        We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. See "—Disposition of Common Units—Allocations Between Transferors and Transferees."

  Initial Tax Basis, Depreciation and Amortization

        The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our partners holding interest in us prior to the offering. See "—U.S. Federal Income Taxation of Unitholders—Allocation of Income, Gain, Loss and Deduction."

        To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. We may not be entitled to any amortization deductions with respect to certain goodwill properties conveyed to us or held by us at the time of any future offering. See "—Uniformity of Units." Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

        If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. See "—U.S. Federal Income Taxation of Unitholders—Allocation of Income, Gain, Loss and Deduction" and "—Disposition of Common Units—Recognition of Gain or Loss."

        The costs incurred in selling our units (called "syndication expenses") must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

  Valuation and Tax Basis of Our Properties

        The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the initial tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

  Recognition of Gain or Loss

        Gain or loss will be recognized on a sale of units equal to the difference between the unitholder's amount realized and the unitholder's tax basis for the units sold. A unitholder's amount realized will equal the sum of the cash or the fair market value of other property he receives plus his share of our liabilities. Because the amount realized includes a unitholder's share of our liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

        Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price received is less than his original cost.

        Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit held for more than one year, will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than twelve months will generally be taxed at a maximum U.S. federal income tax rate of 15% through December 31, 2010 and 20% thereafter (absent new legislation extending or adjusting the current rate). However, a portion, which will likely be substantial, of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or "inventory items" that we own. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.

        The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner's tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner's entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

        Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

  •
  a short sale;

  •
  an offsetting notional principal contract; or

  •
  a futures or forward contract with respect to the partnership interest or substantially identical property.

        Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

  Allocations Between Transferors and Transferees

        In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the "Allocation Date"). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

        Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Existing publicly traded partnerships are entitled to rely on those proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until the final Treasury Regulations are issued. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

        A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

  Notification Requirements

        A unitholder who sells any of its units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

  Constructive Termination

        We will be considered to have terminated our tax partnership for U.S. federal income tax purposes upon the sale or exchange of interests in Niska Gas Storage Partners LLC that, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% has been met, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder's taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

        Because we cannot match transferors and transferees of units and because of other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity could result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6) and Treasury Regulation Section 1.197-2(g)(3), neither of which is anticipated to apply to apply to a material portion of our assets. Any non-uniformity could have a negative impact on the value of the units. See "—U.S. Federal Income Taxation of Unitholders—Section 754 Election."

        Our Operating Agreement permits our manager to take positions in filing our tax returns that preserve the uniformity of our units even under circumstances like those described above. These positions may include reducing for some unitholders the depreciation, amortization or loss deductions to which they would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Our counsel, Vinson & Elkins L.L.P., is unable to opine as to validity of such filing positions. A unitholder's basis in units is reduced by his or her share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder's basis in his or her common units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. See "—Disposition of Common Units—Recognition of Gain or Loss" above and "—Tax Consequences of Unit Ownership—Section 754 Election" above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Non-U.S. Investors

        Ownership of units by non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. If you are a non-U.S. person, you should consult your tax advisor before investing in our common units.

        Under rules applicable to publicly traded partnerships, our distributions to foreign unitholders are subject to withholding tax at the highest effective applicable rate to the extent attributable to income that is effectively connected to our U.S. trade or business operations. Given the uncertainty at the time of making distributions regarding the amount of any distribution that is attributable to income that is effectively connected to our U.S. operations, we intend to treat all of our distributions as attributable to our U.S. operations, and as a result, the entire distribution will be subject to withholding.

        Non-resident aliens and foreign corporations, trusts or estates that own common units will be considered to be engaged in business in the United States because of the ownership of common units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction that is effectively connected with the conduct of a U.S. trade or business and pay federal income tax at regular rates on their share of our net income or gain that is effectively connected with the conduct of a U.S. trade or business. Because we have substantial operations both inside and outside of the United States, we anticipate that a portion of our net income or gain will be effectively connected with the conduct of a U.S. trade or business and a portion of our net income or gain will not be effectively connected with the conduct of a U.S. trade or business. However, given the factual nature of such an analysis, we cannot assure you of the level of our net income or gain that will be treated as effectively connected with the conduct of a U.S. trade or business in any year. A foreign unitholder who obtains a taxpayer identification number from the IRS and timely submits that number to our transfer agent on a Form W-8BEN or applicable substitute form may, on his U.S. federal income tax return, apply the taxes withheld from distributions as a credit against the tax liability due with respect to the return and claim a refund of any withholding in excess of that tax liability.

        In addition, because a foreign corporation that owns common units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United

States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

        A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with the conduct of a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of "effectively connected income," a foreign unitholder would be considered to be engaged in a trade or business in the United States by virtue of the U.S. activities of the partnership, and part or all of that unitholder's gain would be effectively connected with that unitholder's indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (1) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the 5-year period ending on the date of disposition. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Tax-Exempt Organizations

        Ownership of units by employee benefit plans and other tax-exempt organizations raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. If you are a tax-exempt entity, you should consult your tax advisor before investing in our common units.

        Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

Administrative Matters

  Information Returns and Audit Procedures

        We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder's share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

        The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of his own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

        Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. Our limited liability company agreement names our manager as our Tax Matters Partner.

        The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

        A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

  Nominee Reporting

        Persons who hold an interest in us as a nominee for another person are required to furnish to us:

  (1)
  the name, address and taxpayer identification number of the beneficial owner and the nominee;

  (2)
  a statement regarding whether the beneficial owner is:

  (a)
  a person that is not a U.S. person;

  (b)
  a non-U.S. government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing; or

  (c)
  a tax-exempt entity;

  (3)
  the amount and description of units held, acquired or transferred for the beneficial owner; and

  (4)
  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

        Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

  Accuracy-Related Penalties

        An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

        For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

  (1)
  for which there is, or was, "substantial authority;" or

  (2)
  as to which there is a reasonable basis and the relevant facts of that position are disclosed on the return.

        If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the relevant facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to "tax shelters," which we do not believe includes us, or any of our investments, plans or arrangements.

        A substantial valuation misstatement exists if (a) the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or tax basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer's gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for a corporation other than an S Corporation or a personal holding company). The penalty is increased to 40% in the event of a gross valuation misstatement. We do not anticipate making any valuation misstatements.

  Reportable Transactions

        If we were to engage in a "reportable transaction," we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a "listed transaction" or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single tax year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. See "—Information Returns and Audit Procedures."

        Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

  •
  accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at "—Accuracy-Related Penalties;"

  •
  for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

  •
  in the case of a listed transaction, an extended statute of limitations.

        We do not expect to engage in any "reportable transactions."

State and Local Taxation of Unitholders

        In addition to federal income taxes, you will be subject to other taxes, including state, local and income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. We will initially own assets and conduct business in California and Oklahoma. Each of these states currently imposes a personal income tax on individuals. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. See "—U.S. Federal Income Taxation of Unitholders—Entity-Level Collections." Based on current law and our estimate of our future operations, our Manager anticipates that any amounts required to be withheld will not be material.

        It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of such unitholder's investment in us. Accordingly, we strongly recommend that each prospective unitholder consult, and depend upon, their own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal income tax returns, that may be required of such unitholder. Vinson & Elkins L.L.P. has not rendered an opinion on any state or local tax consequences of an investment in us.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES

        This section is a summary of the material Canadian federal income tax consequences that may be relevant to prospective unitholders who are (i) individual citizens or residents of the United States, or (i) individual or corporate residents of Canada and, unless otherwise noted in the following discussion, is the opinion of Bennett Jones LLP, which is Canadian counsel to our manager and us, insofar as it relates to Canadian federal income tax law. To the extent this section discusses Canadian federal income taxes, that discussion is based upon the Income Tax Act (Canada) (which is referred to in this Registration Statement as the "Canadian Tax Act") and the regulations thereunder (which are referred to in this Registration Statement as the "Canadian Regulations"), applicable case law and the current published administrative and assessing practices and policies of the Canada Revenue Agency (which is referred to in this Registration Statement as the "CRA"), all in effect as of the date of this Registration Statement. This summary also takes into account all proposals to amend the Canadian Tax Act or the Regulations which have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date of this Registration Statement (which are referred to in this Registration Statement as the "Tax Proposals"), although no assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not take into account or anticipate any other changes in law or administrative policy, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or non-Canadian income tax legislation or considerations, which may differ from the Canadian federal income tax consequences discussed in this summary. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

        This section does not address all Canadian federal, provincial, local and other tax matters that affect us or our unitholders. To the extent that this section relates to taxation by a provincial, local or other jurisdiction within Canada, such discussion is intended to provide only general information. We have not sought the opinion of legal counsel regarding Canadian provincial, local or other taxation matters and, thus, any portion of the following discussion relating to such taxes does not represent the opinion of Bennett Jones LLP or any other legal counsel.

        This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in common units. The tax consequences of acquiring, holding and disposing of common units will vary according to the status of the unitholder. This summary is not intended to constitute legal or income tax advice to any particular unitholder. Prospective unitholders should obtain independent advice from their own tax advisors regarding the income tax considerations applicable to investing in common units, based on the unitholder's particular circumstances.

        No ruling has been or will be requested from the CRA regarding any matter that affects us or prospective unitholders. Instead, we will rely on opinions and advice of Bennett Jones LLP. Unlike a ruling, an opinion of counsel represents only that counsel's best legal judgment and does not bind the CRA or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the CRA. Any contest of this sort with the CRA may materially and adversely impact the market for our common units and the prices at which our common units trade. In addition, the costs of any contest with the CRA, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our manager and thus will be borne directly or indirectly by the unitholders and the manager. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

        All statements regarding matters of law and legal conclusions, set forth below, unless otherwise noted, are the opinion of Bennett Jones LLP. Such statements are based on the accuracy of the representations made by us, and statements of fact do not represent opinions of Bennett Jones LLP.

 Taxation of Niska Gas Storage Partners LLC

        For the purposes of the Canadian Tax Act, Niska Gas Storage Partners LLC will be considered a corporation (and not a partnership) and common units in us will be considered share capital (and not interests or units in a partnership). Accordingly, distributions on our common units will be considered dividends, or in certain limited circumstances, a return of capital (and not partnership distributions) and the disposition of our common units will be considered a disposition of share capital (and not interests or units in a partnership). Provided that the central management and control of Niska Gas Storage Partners LLC is not exercised in Canada, we will not be considered resident in Canada for the purposes of the Canadian Tax Act. A resident of Canada is subject to Canadian federal income tax on its worldwide income while a non-resident of Canada is, generally speaking, only subject to Canadian federal income tax on (i) income from carrying on business in Canada, (ii) gains realized on the disposition of what is referred to under the Canadian Tax Act as "taxable Canadian property," and (iii) certain distributions from Canada such as interests, dividends, rents and royalties. In addition, a distribution from a corporation resident in Canada to a non-Canadian person would generally be subject to a 25% withholding tax under the Canadian Tax Act, subject to any reduction under an applicable income tax treaty or convention. For a discussion, separate from this opinion, on the tax consequences of us being resident, or carrying on business, in Canada, see "Risk Factors—Tax Risks." The remainder of this discussion assumes that we are not a resident of Canada for the purposes of the Canadian Tax Act.

Taxation of Unitholders Resident in the United States

        This portion of the summary is applicable only to a unitholder who, for the purposes of the Canadian Tax Act and the Canada—United States Tax Convention (1980) (which is referred to in this Registration Statement as the "Treaty") and at all relevant times: (i) is an individual resident in the United States; (ii) deals with us at arm's length; (iii) is not affiliated with us; (iv) holds our common units as capital property; (v) does not hold and is not deemed under the Canadian Tax Act to use or hold common units in or in the course of carrying on a business in Canada; and (vi) does not hold the common units as designated insurance property in connection with an insurance business carried on in Canada and elsewhere. Such a unitholder is referred to in this Registration Statement as a "U.S. Holder." Common units in us will generally be considered to be capital property to a unitholder provided that the unitholder does not hold the common units in the course of carrying on a business and has not acquired the units in a transaction considered to be an adventure or concern in the nature of trade.

  Dividends on Common Units

        A U.S. Holder will not be subject to any Canadian federal income tax (including withholding tax) pursuant to the Canadian Tax Act on dividends received from us.

  Disposition of Common Units

        A U.S. Holder will not be subject to any Canadian federal income tax on gains realized pursuant to a disposition of our common units unless our common units constitute "taxable Canadian property" to a U.S. Holder at the time of the disposition and the U.S. Holder is not entitled to any relief from Canadian federal income tax under the Treaty.

        Provided that our common units are listed on a "designated stock exchange" at the particular time (which includes the NYSE), our common units will only be taxable Canadian property if: (i) at any time in the 60-month period preceding the date of disposition, more than 50% of the value of the property directly held by Niska Gas Storage Partners LLC was taxable Canadian property, a Canadian resource property, timber resource property, or any option therein, and more than 50% of the value of our common units was derived, directly or indirectly, from one or any combination of real property situated in Canada, Canadian resource property and timber resource property; and (ii) at any time in the 60-month period preceding the date of disposition, 25% or more of the issued common units were owned by the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, or any combination thereof. Options or rights to acquire our common units may constitute taxable Canadian property if the U.S. Holder (and any combination of persons who do not deal at arm's length with the U.S. Holder): (i) owns 25% or more of our common units; or (ii) holds rights or options to acquire 25% or more of our common units. Even if our common units or options or rights to acquire our common units, constitute taxable Canadian property to a U.S. Holder, the Treaty provides relief from Canadian federal income tax on any gains realized by a U.S. Holder who is a U.S. resident under the Treaty on a disposition of (i) options or rights to acquire our common units, and (ii) common units, provided that Niska Gas Storage Partners LLC is, at the time of the disposition, not a resident of Canada. U.S. Holders whose common units or options or rights to acquire our common units are taxable Canadian property should seek separate Canadian tax advice with respect to any reporting obligations in Canada.

Taxation of Unitholders Resident in Canada

        This portion of the summary is applicable only to a unitholder who, for the purposes of the Canadian Tax Act and the Treaty and at all relevant times: (i) is an individual or corporation resident in Canada; (ii) deals with us at arm's length; (iii) is not affiliated with us; (iv) does not, together with related persons, own a sufficient equity percentage of our common units that we would be considered a "foreign affiliate" of such unitholder; and (v) holds our units as capital property. Such a unitholder is referred to in this Registration Statement as a "Canadian Holder." Common units in us will generally be considered to be capital property to a unitholder provided the unitholder does not hold the common units in the course of carrying on a business and has not acquired the common units in a transaction considered to be an adventure or concern in the nature of trade.

        This summary is not applicable to a Canadian Holder: (i) that is a "financial institution" for purposes of the "mark-to-market" rules, (ii) an interest in which is a "tax shelter investment," or (iii) that has elected to determine its Canadian tax results in accordance with the "functional currency" rules, as each of those terms is defined in the Canadian Tax Act. Such Canadian Holders should consult their own tax advisors.

  Exchange Rate

        For purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of our common units, including dividends, adjusted cost base and proceeds of disposition, must be expressed in Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts first arose, or such other rate of exchange as is acceptable to the CRA.

  Dividends on Common Units

        Distributions from us on our common units will generally be characterized as dividends for the purposes of the Canadian Tax Act. The full amount of dividends received or deemed to be received by a Canadian Holder on our common units, including amounts deducted for U.S. withholding tax, if any, will be included in computing the Canadian Holder's income. For an individual (including a trust) the gross-up and dividend tax credit in the Canadian Tax Act will not apply to such dividends. A Canadian Holder that is a corporation will not be entitled to deduct the amount of such dividends in computing its taxable income. A Canadian Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation," (as defined in the Canadian Tax Act), is liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year, which will include such dividends. To the extent U.S. withholding tax is deducted in respect of the dividends paid on our common units, the amount of such tax generally may be eligible for foreign tax credit or deduction treatment, subject to the detailed rules and limitations under the Canadian Tax Act. Canadian Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction, having regard to their own particular circumstances and the fact that we are treated as a partnership for U.S. federal income tax purposes.

  Disposition of Common Units

        A Canadian Holder who disposes of, or is deemed to have disposed of, a common unit (including the purchase of a common unit by us) will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the common unit exceed (or are less than) the aggregate of the adjusted cost base of such common unit and any reasonable costs of disposition. One-half of the amount of a capital gain is a taxable capital gain and is required to be included in income in the year the capital gain is realized. One-half of a capital loss is an allowable capital loss and must be deducted against taxable capital gains realized in the year of disposition. The unused portion of an allowable capital loss may be carried back up to three years or forward indefinitely and deducted against net taxable capital gains realized in such years, in the circumstances and to the extent provided under the Canadian Tax Act.

        A "Canadian-controlled private corporation" (as defined in the Canadian Tax Act) is liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" which may include taxable capital gains. Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to a liability for alternative minimum tax under the Canadian Tax Act.

        Canadian Holders that are subject to U.S. taxation on the disposition of our common units should consult their own tax advisors with respect to their entitlement to claim exemption from U.S. taxation on the disposition under the provisions of the Treaty and their eligibility for a foreign tax credit or deduction in respect of such amounts under the Canadian Tax Act.

  Foreign Property Information Reporting

        A Canadian Holder that is a "specified Canadian entity" for a taxation year or a fiscal period and whose total "cost amount" of "specified foreign property" (as such terms are defined in the Canadian Tax Act) at any time in the year or period exceeds CDN$100,000 will be required to file an information return for the year or period disclosing certain prescribed information. Subject to certain exceptions, a Canadian Holder will be a "specified Canadian entity." Our common units will be "specified foreign property." Canadian Holders should consult their own tax advisors regarding whether they are subject to these reporting requirements.

  Foreign Investment Entity Tax Proposals

        On September 7, 2008, Bill C-10, an act to amend the Canadian Tax Act, including draft legislation relating to the income tax treatment of Canadian residents holding interests in non-resident entities that constitute "foreign investment entities" (the "FIE Proposals"), "died on the order paper" and will need to be reintroduced by the Canadian Parliament. However, the January 27, 2009 Federal Budget announced that the Government of Canada will review the existing FIE Proposals in light of submissions received before proceeding with measures in the area. It is currently unclear whether a reintroduced Bill will be substantially the same as Bill C-10 and no assurances can be given that the FIE Proposals will be enacted in the form proposed, or at all. Canadian Holders are advised to consult their own tax advisors for a detailed understanding of the FIE Proposals and their potential application to an investment in our common units.

        Under the FIE Proposals, where a Canadian resident holds an interest such as a share or right to acquire a share, other than an "exempt interest", in a corporation that is a "foreign investment entity"

(a "FIE") at the corporation's taxation year-end (as each term is defined in the FIE Proposals), the Canadian resident generally will be required to include in computing income for the Canadian resident's taxation year that includes such year-end an amount in respect of such interest computed as either: (i) an imputed return calculated as a prescribed percentage of the holder's "designated cost" of such interest; (ii) in certain circumstances, the annual accrued increase or decrease in the fair market value of the holder's interest; or (iii) in certain other limited circumstances, a proportionate share of the FIE's income or loss for the year calculated using Canadian tax rules as specified in the FIE Proposals. For most Canadian Holders, the method described in (i) should be applicable. In all three cases, the income inclusion will apply, even though the Canadian Holder may not have received any distributions from the FIE.

        We will not be a FIE at the end of a taxation year provided that either (i) at such time, the "carrying value" of all our "investment property" will not be greater than one-half of the "carrying value" of all our property; or (ii) throughout the relevant taxation year, our principal undertaking will have been the carrying on of a business that is not an "investment business" (as such terms are defined in the FIE Proposals). No assurance can be given that we will not be a FIE at the end of any taxation year.

        Even if we were to constitute a FIE, the FIE Proposals will not apply to a Canadian Holder for a taxation year so long as our common units qualify as an "exempt interest" of the particular Canadian Holder for that taxation year. Shares (which for this purpose would include our common units) that are listed and traded on certain stock exchanges, including the New York Stock Exchange, may constitute an exempt interest provided the Canadian Holder, has at that time, no tax avoidance motive in respect of its investment in our common units and provided certain other conditions are met. Even if we were to constitute a FIE and our common units did not constitute an "exempt interest," Canadian Holders may be entitled to a deduction in a taxation year for actual distributions paid with respect to the common units held for the purposes of the FIE Proposals up to the aggregate amounts included in the Canadian Holder's income pursuant to the FIE Proposals for the taxation year and all preceding taxation years. Canadian Holders should consult their own tax advisors regarding whether or not (i) our common units are "exempt interests" and, (ii) a deduction is available under the FIE Proposals with respect to actual distributions paid on our common units.

  Eligibility For Investment

        Subject to the provisions of any particular plan and provided that our common units are listed at all relevant times on a "designated stock exchange" within the meaning of the Canadian Tax Act (which includes the New York Stock Exchange), our common units will, if issued on the date hereof, be qualified investments under the Canadian Tax Act for a trust governed by a registered retirement savings plan, registered education savings plan, registered retirement income fund, deferred profit sharing plan, registered disability savings plan and a tax-free savings account (a "TFSA"). Notwithstanding that our common units may be a qualified investment for a trust governed by a TFSA, the Canadian Holder of a TFSA will be subject to a penalty tax on the common units held in the TFSA if such common units are a "prohibited investment" for the purposes of the Canadian Tax Act. The common units will generally be a "prohibited investment" if the Canadian Holder of the TFSA does not deal at arm's length with us for the purposes of the Canadian Tax Act or the Canadian Holder of the TFSA has a "significant interest" (as defined in the Canadian Tax Act) in us or a corporation, partnership or trust with which we do not deal at arm's length for the purposes of the Canadian Tax Act. Such Canadian Holders are urged to consult their own tax advisors.

INVESTMENT IN NISKA GAS STORAGE PARTNERS LLC BY EMPLOYEE BENEFIT PLANS

        An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, as well as the prohibited transaction restrictions imposed by Section 4975 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. For these purposes, the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing, and stock bonus plans, certain Keogh plans, certain simplified employee pension plans, and tax-deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

  •
  whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

  •
  whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA;

  •
  whether the investment is permitted under the terms of the applicable documents governing the plan;

  •
  whether the investment will constitute a "prohibited transaction" under Section 406 of ERISA and Section 4975 of the Internal Revenue Code (see below);

  •
  whether in making the investment, that plan will be considered to hold as plan assets (1) only the investment in our units or (2) an undivided interest in our underlying assets (see below); and

  •
  whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

        The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing plan instruments and whether such investment is otherwise a proper investment for the plan.

        Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and certain IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions ("prohibited transactions") involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code with respect to the plan.

        In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our manager also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

        The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under some circumstances. Under these regulations, an entity's underlying assets generally would not be considered to be "plan assets" if, among other things:

  •
  the equity interests acquired by employee benefit plans are "publicly offered securities;" i.e., the equity interests are part of a class of securities that are widely held by 100 or more investors independent of the issuer and each other, "freely transferable" (as defined in the regulations), and either part of a class of securities registered under some provisions of the federal securities laws or sold to the plan as part of a public offering under certain conditions;

  •
  the entity is an "operating company,"—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries; or

  •
  there is no significant investment by benefit plan investors, which is defined to mean that, immediately after the most recent acquisition by a plan of an equity interest in an entity, less than 25% of the total value of each class of equity interest, disregarding some interests held by our manager, its affiliates, and some other persons, is held by "benefit plan investors." Our assets should not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in the first bullet point above.

        Plan fiduciaries contemplating a purchase of our common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other ERISA violations.

UNDERWRITING

                                             are acting as representatives of the underwriters named below. Under the terms of an underwriting agreement, a form of which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below.

Underwriters	Number of Common Units

Total	17,500,000

        The underwriting agreement provides that the underwriters' obligation to purchase the common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

  •
  the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below) if any of the common units are purchased;

  •
  the representations and warranties made by us to the underwriters are true;

  •
  there has been no material change in our business or the financial markets; and

  •
  we deliver customary closing documents to the underwriters.

Commissions and Expenses

        The following table summarizes the underwriting discounts and commissions we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Paid by us per unit	$	$
Total	$	$

        We will pay a structuring fee equal to $             to             for evaluation, analysis and structuring of our company.

        The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $            per common unit. After the offering, the representatives may change the offering price and other selling terms. The offering of the common units by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        The expenses of the offering that are payable by us are estimated to be approximately $            million (exclusive of underwriting discounts).

 Option to Purchase Additional Common Units

        We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement to purchase, from time to time, in whole or in part, up to an aggregate of 2,625,000 additional common units at the public offering price less underwriting discounts. This option may be exercised if the underwriters sell more than 17,500,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter's percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section. If and to the extent the underwriters exercise their option, the number of units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to Holdco. The net proceeds from any exercise of the underwriters' option to purchase additional common units will be used to pay a distribution to Holdco.

Lock-Up Agreements

        We, our subsidiaries, our manager, Holdco and its affiliates, including the directors and executive officers of the manager, have agreed that without the prior written consent of                                    , we and they will not directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise hedge or dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any of our common units, any options or warrants to purchase common units or securities convertible into or exercisable or exchangeable for, or that represent the right to receive, common units.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or the occurrence of the material event, unless such extension is waived in writing by                                    .

                                             , in its sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common units and other securities from lock-up agreements,                                     will consider, among other factors, the holder's reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

        Prior to this offering, there has been no public market for our common units. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common units, the representatives considered:

  •
  the history and prospects for the industry in which we compete;

  •
  our financial information;

  •
  the ability of our management and our business potential and earning prospects;

  •
  the prevailing securities markets at the time of this offering; and

  •
  the recent market prices of, and the demand for, publicly traded common units of generally comparable master limited partnerships.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of common units to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common units which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of common units to the public in that Relevant Member State at any time:

  (1)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (2)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (3)
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  (4)
  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of common units to the public" in relation to any common units in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common units to be offered so as to enable an investor to decide to purchase or subscribe the common units, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        Each underwriter has represented and agreed that:

  (1)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the common units in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  (2)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common units in, from or otherwise involving the United Kingdom.

Hong Kong

        The common units may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (2) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or

(3) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the common units may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common units which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common units may not be circulated or distributed, nor may the common units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the common units are subscribed or purchased under Section 275 by a relevant person which is: (1) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (2) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, common units, debentures and units of common units and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the common units under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

        The common units have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any common units, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Indemnification

        We, our manager, Holdco and certain of our subsidiaries (or their successors) have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make for these liabilities.

 Stabilization, Short Positions and Penalty Bids

        The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  A short position involves a sale by the underwriters of the common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

        We intend to apply to list the common units on the NYSE under the symbol "NKA."

Discretionary Sales

        The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of common units offered by them.

Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have performed investment banking, commercial banking and advisory services for us for which they have received customary fees and expenses. The underwriters and their affiliates may in the future perform investment banking, commercial banking and advisory services for us and our affiliates from time to time for which they may in the future receive customary fees and expenses. In particular, affiliates of                                    are lenders under our credit facility and are anticipated to be lenders under our expected credit facility. A portion of the proceeds from this offering will be used to pay down indebtedness under our expected credit facility. Also, the underwriters are participants as initial purchasers in the expected non-public offerings of $800.0 million aggregate principal amount of senior notes by Niska US and Niska Canada. Affiliates of            contract with us for storage capacity from time to time and are counterparties for certain of our hedging transactions.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer.

FINRA Conduct Rules

        Because the Financial Industry Regulatory Authority, or FINRA, views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2310 of the FINRA Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

VALIDITY OF THE COMMON UNITS

        The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

        The combined financial statements of Niska Predecessor as of December 31, 2009, March 31, 2009 and March 31, 2008, and for the nine-month period ended December 31, 2009, the years ended March 31, 2009 and 2008, and the period from May 12, 2006 to March 31, 2007, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The statement of financial position of Niska Gas Storage Partners LLC as of January 27, 2010 has been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-l regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

        The SEC maintains a web site on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC's web site and can also be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

        Upon completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC's website as provided above. Our website on the Internet will be located at                                    and we make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

        We intend to furnish or make available to our unitholders annual reports containing our audited financial statements and furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

 FORWARD-LOOKING STATEMENTS

        Some of the information in this prospectus may contain forward-looking statements. Forward-looking statements give our current expectations, contain projections of results of operations or of financial condition, or forecasts of future events. Words such as "may," "assume," "forecast," "position," "predict," "strategy," "expect," "intend," "plan," "estimate," "anticipate," "believe," "project," "budget," "potential," or "continue," and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

  •
  changes in general economic conditions;

  •
  competitive conditions in our industry;

  •
  actions taken by third-party operators, processors and transporters;

  •
  changes in the availability and cost of capital;

  •
  operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control;

  •
  the effects of existing and future laws and governmental regulations;

  •
  the effects of future litigation; and

  •
  certain factors discussed elsewhere in this prospectus.

        All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

INDEX TO FINANCIAL STATEMENTS

NISKA GAS STORAGE PARTNERS UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
Introduction	F-2
Unaudited Pro Forma Combined Balance Sheet as of December 31, 2009	F-3
Unaudited Pro Forma Combined Statement of Income for the Twelve Months Ended March 31, 2009	F-4
Unaudited Pro Forma Combined Statements of Income for the Nine Months Ended December 31, 2009	F-5
Unaudited Pro Forma Combined Statements of Income for the Nine Months Ended December 31, 2008	F-6
Notes to Unaudited Pro Forma Combined Financial Statements	F-7
NISKA GS HOLDINGS I, L.P. AND NISKA GS HOLDINGS II, L.P. HISTORICAL COMBINED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-10

Combined Statements of Earnings and Comprehensive Income for the Years Ended March 31, 2009, March 31, 2008, Nine Months Ended December 31, 2009 and December 31, 2008 and Period May 12, 2006 through March 31, 2007

F-11
Combined Balance Sheets as of March 31, 2007, 2008 and 2009	F-12
Combined Statements of Cash Flows for the Years Ended March 31, 2009, March 31, 2008, Nine Months Ended December 31, 2009 and December 31, 2008 and Period May 12, 2006 through March 31, 2007	F-13
Combined Statements of Partners' Equity for the Years Ended March 31, 2009, March 31, 2008 and Period May 12, 2006 through March 31, 2007	F-14
Notes to Combined Financial Statements	F-15
NISKA GAS STORAGE PARTNERS HISTORICAL STATEMENT OF FINANCIAL POSITION
Report of Independent Registered Public Accounting Firm	F-45
Statement of Financial Position as of January 27, 2010	F-46
Notes to the Statement of Financial Position	F-47

NISKA GAS STORAGE PARTNERS LLC
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

INTRODUCTION

        In connection with the closing of this offering, Niska GS Holdings US, L.P. and Niska GS Holdings Canada, L.P. (collectively, "Niska Holdings") will, directly or indirectly, contribute 100% of the ownership interests in Niska GS Holdings I, L.P. and Niska GS Holdings II, L.P. (collectively "Niska Predecessor") to Niska Gas Storage Partners LLC, a newly formed Delaware limited liability corporation. The assets, liabilities and results of operations of Niska Predecessor for the periods prior to their actual contribution to Niska Gas Storage Partners LLC are presented as Niska Predecessor.

        The accompanying unaudited pro forma combined financial statements of Niska Gas Storage Partners LLC should be read together with the historical combined financial statements of Niska Predecessor included elsewhere in this prospectus. The accompanying unaudited pro forma combined financial statements of Niska Gas Storage Partners LLC were derived by making certain adjustments to the historical combined financial statements of Niska Predecessor. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments.

        The accompanying unaudited pro forma financial statements give effect to the contribution of 100% of the ownership interests in Niska Predecessor by Niska Holdings to Niska Gas Storage Partners LLC, the issuance of senior notes by certain subsidiaries of Niska Predecessor prior to such contribution, the offering of units representing limited liability company interests to the public hereunder and the application of proceeds therefrom and certain related transactions in connection with the closing of this offering. The unaudited pro forma combined balance sheet assumes that the above-noted transactions occurred on December 31, 2009 and the unaudited pro forma combined statements of earnings assume the above-noted transactions occurred as of April 1, 2008. All of the assets and liabilities of Niska Predecessor contributed to Niska Gas Storage Partners LLC will be recorded at historical cost as the transaction is considered to be a reorganization of entities under common control.

NISKA GAS STORAGE PARTNERS LLC

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

DECEMBER 31, 2009

	December 31, 2009	Pro Forma Adjustments		Pro Forma December 31, 2009
ASSETS
Current Assets:
Cash and cash equivalents	37,964	85,000	2(d)	122,964
Margin deposits	7,718			7,718
Trade receivables	3,540			3,540
Accrued receivables	106,289			106,289
Natural gas inventory	210,857			210,857
Prepaid expenses	3,476			3,476
Current income taxes	48			48
Short-term risk management assets	64,377			64,377

	434,269	85,000		519,269

Long-term Assets:
Property, plant and equipment, net of accumulated depreciation	974,278	(23,176)	2(a)	951,102
Goodwill	486,258	(2,350)	2(a)	483,908
Long-term natural gas inventory	15,264			15,264
Intangible assets, net of accumulated amortization	135,423			135,423
Deferred charges, net of accumulated depreciation	7,928	35,000	2(c)	35,000
		(7,928)	2(c)
Long-term risk management assets	17,598			17,598

	1,636,749	1,546		1,638,295

Total Assets	2,071,018	86,548		2,157,564

LIABILITIES AND PARTNERS' EQUITY
Current Liabilities:
Current portion of debt	196,420	(6,420)	2(c)	115,000
		(75,000)	2(c)
		(115,000)	2(e)
		115,000	2(e)
Trade payables	430			430
Current portion of deferred taxes	39,582			39,582
Deferred revenue	9,142			9,142
Accrued liabilities	47,514			47,514
Short-term risk management liabilities	25,920			25,920

	319,008	(81,420)		237,588
Long-term Liabilities:
Long-term risk management liabilities	33,525			33,525
Asset retirement obligations	1,344			1,344
Funds held on deposit	112			112
Deferred income taxes	161,218	(4,196)	2(f)	157,022
Long-term debt	586,579	800,000	2(c)	800,000
		(586,579)	2(c)

	1,101,786	127,805		1,229,591
PARTNERS'/MEMBERS' EQUITY
Partners' capital	831,991	(30,126)	2(a)	—
		(801,865)	2(b)
Held by Public:
Common units		350,000	2(d)	326,400
		(23,600)	2(d)
Held by managing member and affiliates:
Common/Subordinated/Managing members' interest		(97,001)	2(c)	463,464
		(241,400)	2(d)
		801,865	2(b)
Retained earnings	137,241	4,600	2(a)	138,109
		(3,732)	2(c),(f)

	969,232	(41,259)		927,973

Total liabilities and partners'/members' equity	2,071,018	86,546		2,157,564

The accompanying notes are an integral part of these Pro Forma Combined Financial Statements.

NISKA GAS STORAGE PARTNERS LLC

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

YEAR ENDED MARCH 31, 2009

	Year ended March 31, 2009	Pro Forma Adjustments		Pro Forma twelve months ended March 31, 2009
REVENUES
Short-term contract revenue	52,040				52,040
Long-term contract revenue	110,730				110,730
Optimization revenue, net	89,411				89,411

	252,181	—			252,181
EXPENSES (INCOME)
Operating expenses	45,412				45,412
General and administrative	24,182				24,182
Depreciation and amortization	54,750				54,750
Impairment of goodwill	21,962				21,962
Impairment of assets	2,106	(2,106	)3(a)		—
(Gain) on sale of assets	(11)				(11)
Interest expense	53,486				77,800
		(53,486	)3(a),(b)
		69,000	3(c)
		8,800	3(d)
Foreign exchange (gain)	(25,843)				(25,843)
Other income	(20,812)				(20,812)

EARNINGS BEFORE INCOME TAXES	96,949	(22,208)			74,741
Income taxes (benefit)
Current	314				314
Deferred	(12,185)	(9,798	)3(e)		(21,983)

	(11,871)	(9,798)			(21,669)
NET EARNINGS (LOSS)	108,820	(12,410)			96,410
Net earnings per non-managing member unit				$
Weighted average non-managing member units outstanding

The accompanying notes are an integral part of these Pro Forma Combined Financial Statements.

NISKA GAS STORAGE PARTNERS LLC

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

NINE MONTHS ENDED DECEMBER 31, 2009

	Nine months ended December 31, 2009	Pro Forma Adjustments		Pro Forma nine months ended December 31, 2009
REVENUES
Short-term contract revenue	39,939				39,939
Long-term contract revenue	81,799				81,799
Optimization revenue, net	18,947				18,947

	140,685	—			140,685
EXPENSES (INCOME)
Operating expenses	28,388				28,388
General and administrative	21,532	(654	)3(a)		20,878
Depreciation and amortization	32,891				32,891
Interest expense	20,140	(20,140	)3(b)		58,350
		51,750	3(c)
		6,600	3(d)
Foreign exchange gain	(17,214)				(17,214)
Other income	(88)				(88)

EARNINGS BEFORE INCOME TAXES	55,036	(37,556)			17,480
Income taxes (benefit)
Current	212				212
Deferred	51,636	(10,169	)3(e)		41,467

	51,848	(10,169)			41,679
NET EARNINGS (LOSS)	3,188	(27,387)			(24,199)
Net earnings per non-managing member unit				$
Weighted average non-managing member units outstanding

The accompanying notes are an integral part of these Pro Forma Combined Financial Statements.

NISKA GAS STORAGE PARTNERS LLC

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

NINE MONTHS ENDED DECEMBER 31, 2008

	Nine months ended December 31, 2008	Pro Forma Adjustments		Pro Forma nine months ended December 31, 2008
REVENUES
Short-term contract revenue	32,775				32,775
Long-term contract revenue	85,895				85,895
Optimization revenue, net	92,944				92,944

	211,614	—			211,614
EXPENSES (INCOME)
Operating expenses	34,490				34,490
General and administrative	20,412				20,412
Depreciation and amortization	43,433				43,433
Loss/(gain) on sale of assets	734				734
Interest expense	43,498	(43,498	)3(b)		58,350
		51,750	3(c)
		6,600	3(d)
Foreign exchange gain	(15,959)				(15,959)
Other income	(360)				(360)

EARNINGS BEFORE INCOME TAXES	85,366	(14,852)			70,514
Income taxes (benefit)
Current	320				320
Deferred	(15,731)	(7,163)	3(e)		(22,894)

	(15,411)	(7,163)			(22,574)
NET EARNINGS (LOSS)	100,777	(7,689)			93,088
Net earnings per non-managing memberunit				$
Weighted average non-managing member units outstanding

The accompanying notes are an integral part of these Pro Forma Combined Financial Statements.

NISKA GAS STORAGE PARTNERS LLC

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1.     Basis of Presentation

        The unaudited pro forma combined balance sheet of Niska Gas Storage Partners LLC as December 31, 2009, and the related unaudited pro forma combined statements of earnings for the year ended March 31, 2009 and the nine-month periods ended December 31, 2009 and 2008 are derived from the historical combined financial statements of Niska Predecessor included elsewhere in the prospectus.

        The unaudited pro forma combined financial statements reflect the contribution by Niska Holdings of Niska Gas Storage US, LLC ("Niska US") and Niska Gas Storage Canada ULC ("Niska Canada") (collectively, "Niska Predecessor") to Niska Partners as well as the other transactions discussed in notes 2 and 3. As the contribution of Niska US and Niska Canada will be a reorganization of entities under common control, the pro forma combined financial statements reflect the historical carrying amount of the net assets of Niska Predecessor. The pro forma combined financial statements also reflect that Niska Holdings will retain two projects under development, Starks Gas Storage, L.L.C. ("Starks") and Coastal Bend Gas Storage, LLC ("Coastal Bend").

        The pro forma adjustments herein assume no exercise of underwriters' option to purchase additional common units. If the underwriters exercise their option to purchase additional common units in full, Niska Partners would receive $52.5 million in exchange for 2,625,000 common units (at an assumed initial offering price of $20.00 per common unit) and will use the proceeds from the issuance of these units to pay a distribution to Niska Holdings.

        Upon completion of this offering, Niska Partners anticipates incurring incremental general and administrative expenses related to becoming a separate public entity (e.g., cost of tax return preparation, annual and quarterly reports to unitholders, stock exchange listing fees and registrar and transfer agent fees) in an annual amount of approximately $3.4 million. The unaudited pro forma combined financial statements do not reflect these incremental general and administrative expenses.

2.     Pro Forma Balance Sheet Adjustments

        The following pro forma balance sheet adjustments assume the following transactions occurred on December 31, 2009:

          (a)   Reflects the elimination of property, plant and equipment of $23.2 million and goodwill of $2.3 million relating to Niska Holdings retaining its net investment in Starks and Coastal Bend of $26.0 million (comprising partner's capital of $30.1 million and deficit of $4.6 million).

          (b)   Reflects the contribution by Niska Holdings of its net investment in Niska Predecessor of $801.8 million after the reduction related to 2(a) above in exchange for:

            (i)    $             million for             common units of Niska Partners;

            (ii)   $             million for             subordinated units of Niska Partners; and

            (iii)  $             for the 2% managing member interest of Niska Partners.

NISKA GAS STORAGE PARTNERS LLC

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS (Continued)

          (c)   Reflects the anticipated issuance of 8% unsecured senior notes by Niska Canada and Niska US for aggregate proceeds of $800.0 million. Niska Partners will use the net proceeds of $763.0 million, after debt financing costs of $35.0 million, as follows:

            (i)    to repay the entire $593.0 million of borrowings under the existing syndicated term loans of Niska Predecessor (comprising a current portion of $6.4 million and a long-term portion of $586.6 million);

            (ii)   to repay the $75.0 million of borrowing under the existing revolving credit facility of Niska Predecessor; and

            (iii)  to pay a distribution to Niska Holdings of $97.0 million.

        As a result of the anticipated repayment of the existing syndicated term loans of Niska Predecessor, the related unamortized deferred financing costs of $7.9 million have also been eliminated.

          (d)   Reflects the issuance by Niska Partners of 17,500,000 common units to the public at an assumed initial offering price of $20.00 per common unit resulting in aggregate gross proceeds of $350.0 million. Niska Partners will use the net proceeds of $326.4 million, after issue costs of $23.6 million, as follows:

            (i)    to pay a distribution to Niska Holdings of $241.4 million; and

            (ii)   retain the remaining $85.0 million for general company purposes.

          (e)   Reflects Niska Partners' expected borrowings of $115.0 million under an anticipated new $400 million variable-rate revolving credit facility to repay the remaining $115.0 million of borrowings under the existing revolving credit facility of Niska Predecessor.

          (f)    Reflects the income tax impact of pro forma balance sheet adjustments made above to the extent that they relate to taxable entities at an effective income tax rate of 29.42%.

3.     Pro Forma Statements of Income Adjustments

        The following pro forma statements of earnings adjustments assume the above-noted transactions occurred as of April 1, 2008:

          (a)   Reflects the elimination of general and administrative expenses and long-lived asset impairment expenses related to Starks and Coastal Bend.

          (b)   Reflects the elimination of historical interest expense (including amortization of debt issue costs and interest rate swaps) relating to the existing revolving credit facility and the existing syndicated term loans of Niska Predecessor. This adjustment eliminates the effect of Niska Predecessor existing financing structure to reflect the financing transactions discussed in note 2.

          (c)   Reflects the inclusion of interest expense relating to the anticipated issuance of 8.0% unsecured senior notes for aggregate proceeds of $800.0 million. Interest expense includes the amortization of related debt issue costs over the anticipated seven year term of the unsecured senior notes.

          (d)   Reflects the inclusion of (i) interest expense relating to the anticipated variable-rate revolving credit facility based on borrowing of $95.0 million of the $400.0 million maximum availability assuming an average interest rate of 5% and (ii) a commitment fee relating to the remaining $285.0 million of the unused facility assuming a rate of 1%.

NISKA GAS STORAGE PARTNERS LLC

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS (Continued)

          (e)   Reflects the income tax impact of pro forma statements of income adjustments made above to the extent that they relate to taxable entities at an effective income tax rate of 29.42%.

4.     Pro Forma Net Earnings per Unit

        Pro forma net earnings per unit is determined by dividing the pro forma net earnings available to common and subordinated unitholders of Niska Partners by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, the number of common and subordinated units outstanding was assumed to be             units and             units, respectively.

        All units were assumed to have been outstanding since the beginning of the periods presented. Basic and diluted pro forma net earnings per unit are the same, as there are no potentially dilutive units expected to be outstanding at the closing of the offering.

        Pursuant to the operating agreement of Niska Partners, Niska Holdings is entitled to receive certain incentive distributions that will result in less net earnings allocable to common and subordinated unitholders provided that the quarterly distributions exceed certain targets. The pro forma net earnings per unit computations assumes that no incentive distributions were made to the managing member because no such distributions would have been paid based upon the calculation of pro forma available cash from operating surplus for the periods presented.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Niska GS Holdings I, L.P. and Niska GS Holdings II, L.P.:

        We have audited the accompanying combined balance sheets of Niska GS Holdings I, L.P. and Niska GS Holdings II, L.P. (the "Niska Predecessor") as of December 31, 2009 and March 31, 2009 and 2008, and the related combined statements of earnings, comprehensive income and retained earnings, cash flows and partners' equity for the nine-month period ended December 31, 2009, each of the years in the two-year period ended March 31, 2009 and the period from May 12, 2006 to March 31, 2007. These combined financial statements are the responsibility of Niska Predecessor's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Niska Predecessor as of December 31, 2009 and March 31, 2009 and 2008, and the combined results of its operations and its combined cash flows for the nine-month period ended December 31, 2009, each of the years in the two-year period ended March 31, 2009 and the period from May 12, 2006 to March 31, 2007 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants

Calgary, Canada
February 19, 2010

Niska Predecessor

Combined Statements of Earnings and Comprehensive Income

(Thousands of U.S. Dollars)

	Nine months ended December 31, 2009	Nine months ended December 31, 2008	Year ended March 31, 2009	Year ended March 31, 2008	From May 12, 2006 to March 31, 2007
		(Unaudited)
REVENUES
Short-term contract revenue	$39,939	$32,775	$52,040	$35,512	$32,113
Long-term contract revenue	81,799	85,895	110,730	121,353	104,463
Optimization revenue, net (Note 15)	18,947	92,944	89,411	76,023	57,183

	140,685	211,614	252,181	232,888	193,759
EXPENSES (INCOME)
Operating expenses	28,388	34,490	45,412	44,627	28,752
General and administrative (Notes 4, 17 and 18)	21,532	20,412	24,182	30,100	19,867
Depreciation and amortization	32,891	43,433	54,750	42,522	46,649
Impairment of goodwill (Note 7)	—	—	21,962	—	—
Impairment of assets (Note 2)	—	—	2,106	2,500	—
Loss (gain) on sale of assets	—	734	(11)	2,252	—
Interest expense (Note 16)	20,140	43,498	53,486	73,853	60,188
Foreign exchange gains	(17,214)	(15,959)	(25,843)	(7,224)	(2,634)
Other income (Note 4)	(88)	(360)	(20,812)	(707)	(421)

EARNINGS BEFORE INCOME TAXES	55,036	85,366	96,949	44,965	41,358

Income taxes (benefit) (Note 11)
Current	212	320	314	321	—
Deferred	51,636	(15,731)	(12,185)	(3,691)	(12,103)

	51,848	(15,411)	(11,871)	(3,370)	(12,103)
NET EARNINGS AND COMPREHENSIVE INCOME	$3,188	$100,777	$108,820	$48,335	$53,461

(See notes to the combined financial statements)

Niska Predecessor

Combined Balance Sheets

(Thousands of U.S. Dollars)

	December 31, 2009	March 31, 2009	March 31, 2008
ASSETS
Current Assets
Cash and cash equivalents (Note 5)	$37,964	$25,760	$50,273
Margin deposits	7,718	—	22,348
Trade receivables	3,540	1,435	1,843
Accrued receivables	106,289	71,050	89,363
Natural gas inventory	210,857	133,084	31,469
Prepaid expenses	3,476	14,814	947
Current income taxes (Note 11)	48	—	—
Short-term risk management assets (Note 12 and 13)	64,377	109,765	29,458

	434,269	355,908	225,701

Long-term Assets
Property, plant and equipment, net of accumulated depreciation (Note 6)	974,278	940,245	955,654
Goodwill (Note 7)	486,258	486,258	508,221
Long-term natural gas inventory	15,264	15,264	25,492
Intangible assets, net of accumulated amortization (Note 7)	135,423	147,730	163,906
Deferred charges, net of accumulated depreciation (Note 8)	7,928	12,039	14,968
Long-term risk management assets (Note 12 and 13)	17,598	45,425	11,246

	1,636,749	1,646,961	1,679,487

	$2,071,018	$2,002,869	$1,905,188

LIABILITIES AND PARTNERS' EQUITY
Current Liabilities:
Current portion of debt (Note 9)	$196,420	$70,947	$6,517
Margin deposits	—	47,977	—
Funds held on deposit	—	1,500	—
Trade payables	430	350	1,337
Current income taxes (Note 11)	—	14	321
Current portion of deferred taxes (note 11)	39,582	4,539	2,168
Deferred revenue	9,142	17,897	—
Accrued liabilities	47,514	55,680	90,535
Short-term risk management liabilities (Note 12 and 13)	25,920	66,691	49,124

	319,008	265,595	150,002
Long-term Liabilities:
Long-term risk management liabilities (Note 12 and 13)	33,525	23,606	4,004
Asset retirement obligations (Note 10)	1,344	566	536
Funds held on deposit	112	93	—
Deferred income taxes (Note 11)	161,218	144,626	196,302
Long-term debt (Note 9)	586,579	591,009	687,284

	1,101,786	1,025,495	1,038,128
PARTNERS' EQUITY
Partners' capital (Note 14)	831,991	816,991	766,991
Retained earnings	137,241	160,383	100,068

	969,232	977,374	867,059
Commitments and contingencies (Notes 9, 14 and 18)
Subsequent events (Note 23)
	$2,071,018	$2,002,869	$1,905,188

(See notes to the combined financial statements)

Niska Predecessor

Combined Statements of Cash Flows

(Thousands of U.S. Dollars)

	Nine months ended December 31, 2009	Nine months ended December 31, 2008	Year ended March 31, 2009	Year ended March 31, 2008	From May 12, 2006 to March 31, 2007
		(Unaudited)
Operating Activities
Net earnings	$3,188	$100,777	$108,820	$48,335	$53,461
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Unrealized foreign exchange (gain) loss	(233)	(29,469)	(37,188)	162	(355)
Deferred income taxes (benefit)	51,636	(15,731)	(12,185)	(3,691)	(12,103)
Unrealized risk management losses (gains) (Note 12 and 13)	42,364	(87,690)	(77,333)	6,903	5,520
Depreciation and amortization	32,891	43,433	54,750	42,522	46,649
Deferred charges amortization (Note 16)	4,111	2,197	2,929	2,922	2,672
Loss (gain) on disposal of assets	—	734	(11)	2,252	—
Impairment of goodwill	—	—	21,962	—	—
Impairment of assets	—	—	2,106	2,500	—
Write-down of inventory	—	50,120	62,257	—	—
Changes in non-cash working capital (Note 19)	(195,249)	(138,165)	(104,621)	83,995	(82,664)

Net cash (used in) provided by operating activities	(61,292)	(73,794)	21,486	185,900	13,180

Investing Activities
Property, plant and equipment expenditures	(46,802)	(17,493)	(18,962)	(37,492)	(27,738)
Business acquisitions (Note 4)	—	—	—	—	(1,529,934)
Proceeds on disposal of assets	—	3,653	3,653	7,596	—
Other	—	(331)	(331)	—	—

Net cash used in investing activities	(46,802)	(14,171)	(15,640)	(29,896)	(1,557,672)

Financing Activities
Proceeds from debt issuance	185,473	167,005	167,005	—	886,548
Debt repayments	(64,430)	(7,188)	(198,866)	(139,887)	(52,861)
Deferred charges	—	—	—	—	(20,562)
Capital contributions from partners	15,000	—	50,000	—	781,992
Unit issuance costs	—	—	—	—	(15,001)
Distribution to partners (Note 14)	(15,798)	(37,600)	(48,505)	(1,728)	—

Net cash provided by (used in) financing activities	120,245	122,217	(30,366)	(141,615)	1,580,116

Effect of translation on foreign currency cash and cash equivalents	53	40	7	(128)	388
Net increase (decrease) in cash and cash equivalents	12,204	34,293	(24,513)	14,261	36,012
Cash and cash equivalents, beginning of period	25,760	50,273	50,273	36,012	—

Cash and cash equivalents, end of period (Note 5)	$37,964	$84,566	$25,760	$50,273	$36,012

Supplemental cash flow disclosures (Note 20)

(See notes to the combined financial statements)

Niska Predecessor

Combined Statements of Partners' Equity

(Thousands of U.S. Dollars except units)

	Partners' Capital	Retained Earnings	Total Partners' Equity
Balance at May 12, 2006	$—	$—	$—
Capital contributions	766,991	—	766,991
Net earnings	—	53,461	53,461

Balance at March 31, 2007	766,991	53,461	820,452

Net earnings	—	48,335	48,335
Distributions paid (Note 14)	—	(1,728)	(1,728)

Balance at March 31, 2008	766,991	100,068	867,059

Capital contributions	50,000	—	50,000
Net earnings	—	108,820	108,820
Distributions paid (Note 14)	—	(48,505)	(48,505)

Balance at March 31, 2009	816,991	160,383	977,374

Capital contributions	15,000	—	15,000
Net earnings	—	3,188	3,188
Distributions paid (Note 14)	—	(26,330)	(26,330)

Balance at December 31, 2009	$831,991	$137,241	$969,232

(See notes to the combined financial statements)

Niska Predecessor

Notes to the Combined Financial Statements

For the Nine Months Ended December 31, 2009 and 2008, Years Ended March 31, 2009 and 2008,
and the Period From May 12, 2006 to March 31, 2007

(Tabular amounts expressed in thousands of US dollars unless otherwise noted)

1. Description of Business

        Niska Predecessor, representing the predecessor combined financial statements of Niska GS Holdings II, L.P. ("Niska Canada"), and Niska GS Holdings I, L.P. ("Niska US") (collectively, "Niska" or the "Partnerships") and their subsidiaries own and operate natural gas storage facilities in North America. Niska Canada and Niska US are under common control by virtue of their general partner, Carlyle/Riverstone Energy Partners III, L.P.

        These combined financial statements have been prepared with the intention of being included in the registration for the initial public offering of Niska Gas Storage Partners LLC. The Partnerships also intend to refinance the revolving credit agreements and arrange an offering of senior notes to refinance their term debt subsequent to the offering.

        Two projects under development, Starks Gas Storage L.L.C. and Coastal Bend Gas Storage, LLC, are not expected to transferred to Niska Gas Storage Partners LLC ("Niska Partners"). These projects represent approximately $26.2 million in assets as at December 31, 2009 and an impairment charge of $ nil for the nine month period ended December 31, 2009, $ nil in the nine months ended December 31, 2008, $2.1 million during the year ended March 31, 2009, $2.5 million during the year ended March 31, 2008, and $ nil in the period ended March 31, 2007.

        Niska Canada operates the Countess and Suffield gas storage facilities (collectively, AECO HubTM) and Niska US operates several gas storage facilities in the United States of America. Both Niska US and Niska Canada market storage services of their working gas capacity in addition to optimizing capacity with their own proprietary gas purchases.

2. Significant Accounting Policies

Basis of presentation

        These combined financial statements have been prepared to reflect the combined financial position, results of operations and cash flows of the predecessor Partnerships and their subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

        These financial statements include the accounts of Niska and its wholly-owned subsidiaries, including AECO Gas Storage Partnership, Wild Goose Storage, LLC, Niska Gas Storage, LLC and Salt Plains Storage, LLC, Coastal Bend Gas Storage LLC, and Starks Gas Storage, L.L.C. All material inter-entity transactions have been eliminated.

        The interim financial statements for the periods ended and as at December 31, 2009 and 2008 furnished reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Niska's earnings and cash flows from operations are heavily influenced by the seasonality of proprietary optimization activities and fluctuate significantly from period-to-period.

Niska Predecessor

Notes to the Combined Financial Statements (Continued)

For the Nine Months Ended December 31, 2009 and 2008, Years Ended March 31, 2009 and 2008,
and the Period From May 12, 2006 to March 31, 2007

(Tabular amounts expressed in thousands of US dollars unless otherwise noted)

2. Significant Accounting Policies (Continued)

Use of estimates

        In preparing these financial statements, Niska is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. Management uses the most current information available and exercises careful judgment in making these estimates. Although Management believes that these consolidated financial statements have been prepared within limits of materiality and within the framework of its significant accounting policies summarized below, actual results could differ from these estimates. Changes in estimates are accounted for on a prospective basis.

        Management has made key assumptions at the balance sheet date that have a risk of causing a material adjustment to the carrying amounts of assets and liabilities relating to the valuation of risk management assets and liabilities, inventory, and goodwill. Estimates affect, among other items, valuing identified intangible assets, evaluating impairments of long-lived assets, depreciation of cushion gas, establishing estimated useful lives for long-lived assets, estimating revenues and expense accruals, assessing income tax expense and the requirement for a valuation allowance against the deferred income tax asset, valuing asset retirement obligations and in determining liabilities, if any, for legal contingencies.

Revenue recognition

        The Partnerships' assessment of each of the four revenue recognition criteria as they relate to their revenue producing activities is as follows:

        Persuasive evidence of an arrangement exists.    The Partnerships' customary practices are to enter into a written contract, executed by both the customer and the Partnerships.

        Delivery.    Delivery is deemed to have occurred at the time the natural gas is delivered and title is transferred, or in the case of fee-based arrangements, when the services are rendered. To the extent the Partnerships retain their inventory, delivery occurs when the inventory is subsequently sold and title is transferred to the third party purchaser.

        The fee is fixed or determinable.    The Partnerships negotiate the fee for its services at the outset of their fee-based arrangements. In these arrangements, the fees are nonrefundable. The fees are generally due on the 25th of the month following the delivery or services rendered. For other arrangements, the amount of revenue is determinable when the sale of the applicable product has been completed upon delivery and transfer of title.

        Collectability is reasonably assured.    Collectability is evaluated on a customer-by-customer basis. New and existing customers are subject to a credit review process, which evaluates the customers' financial position (e.g. cash position and credit rating) and their ability to pay. If collectability is not considered reasonably assured at the outset of an arrangement in accordance with the Partnerships' credit review process, revenue is recognized when the fee is collected.

Niska Predecessor

Notes to the Combined Financial Statements (Continued)

For the Nine Months Ended December 31, 2009 and 2008, Years Ended March 31, 2009 and 2008,
and the Period From May 12, 2006 to March 31, 2007

(Tabular amounts expressed in thousands of US dollars unless otherwise noted)

2. Significant Accounting Policies (Continued)

        Long-term contract revenue consists of monthly storage fees and fuel and commodity charges for injections and withdrawals. Long-term contract revenue is accrued on a monthly basis in accordance with the terms of the customer contracts. Customer charges for injections and withdrawals are recorded in the month of injection or withdrawal.

        Short-term contract revenue consists of fees for injections and withdrawals, which include fuel and commodity charges. One half of the fees are earned at the time of injection by the customer and one half of the fees are charged at the time of withdrawal by the customer.

        Energy trading contracts resulting in the delivery of a commodity where Niska is the principal in the transaction are recorded as optimization revenues or purchases at the time of physical delivery. Realized and unrealized gains and losses on financial energy trading contracts are included in optimization revenue (see Note 12).

Cash and cash equivalents

        Niska considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents (see Note 5).

Margin deposits

        Cash held in margin accounts collateralizes certain commodity financial derivatives entered into in support of the Partnerships' risk management activities. These derivatives are marked-to-market daily; the profit or loss on the daily position is then paid to or received from the account as appropriate under the terms of the Partnerships' contract with their broker.

Inventory

        The Partnerships' inventory is natural gas injected into storage which is held for resale. Long-term inventory represents non-cycling working gas. Non-cycling working gas is injected by the Partnerships on a temporary basis to increase pressure within the reservoirs to allow them to market higher cycling contracts or previously un-saleable gas from an underutilized reservoir that can be sold into the market when the Partnerships add mechanical compression to the reservoir. This mechanical compression will allow access to natural gas that was previously required to maintain pressure within the reservoir. Inventory is valued at the lower of average cost and market. Costs to store the gas are recognized as operating expenses in the period the costs are incurred. For the period ended December 31, 2009, the Partnerships recorded a write-down of $ nil (December 31, 2008—$50.1 million), which is included in optimization revenue, net (years ended March 31, 2009—$62.3 million; March 31, 2008—$ nil, March 31, 2007—$ nil).

Niska Predecessor

Notes to the Combined Financial Statements (Continued)

For the Nine Months Ended December 31, 2009 and 2008, Years Ended March 31, 2009 and 2008,
and the Period From May 12, 2006 to March 31, 2007

(Tabular amounts expressed in thousands of US dollars unless otherwise noted)

2. Significant Accounting Policies (Continued)

Property, plant and equipment

        Property, plant and equipment are recorded at cost when purchased. Depreciation is computed using the declining balance method for each category of asset using the following rates:

Facilities	5% and 15%
Wells	5%
Pipelines and measurement	5%
Office furniture and fixtures	20%
Computer hardware	30%
Other	10%

        Certain volumes of gas defined as cushion gas are required for maintaining a minimum field pressure. Cushion gas is considered a component of the facility and as such is not amortized because it is expected to ultimately be recovered and sold. Cushion gas is monitored to ensure that it provides effective pressure support. In the event that gas moves to another area of the reservoir where it does not provide effective pressure support, a loss is recorded, within depreciation expense, equal to the estimated volumes that have migrated. For the nine months ended December 31, 2009 a loss of $1.8 million of cushion gas was recorded for the estimated amount of cushion gas migrated (nine months ended December 31, 2008—$11.9 million; years ended March 31, 2009—$11.9 million; March 31, 2008—$ nil; March 31, 2007—$ nil).

        Repairs, maintenance and renewals that do not extend the useful lives of the assets are expensed as incurred. Interest costs for the construction or development of long-lived assets held by operational entities are capitalized and amortized over the related asset's estimated useful life.

Asset retirement obligations

        Niska records a liability for an asset retirement obligation when the legal obligation to retire the asset has been incurred with an offsetting increase to the carrying value of the related tangible long-lived asset. The recognition of an asset retirement obligation requires that management make numerous estimates, assumptions and judgments regarding such factors as the estimated probabilities, amounts and timing of settlements; the credit-adjusted risk-free rate to be used; inflation rates, and future advances in technology. In periods subsequent to initial measurement of the liability, the Partnerships must recognize changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. Over time, the liability is accreted to its future value, and the capitalized cost is depreciated over the useful life of the related asset. Accretion of the asset retirement obligations due to the passage of time is recorded as an expense in the statement of earnings. Upon settlement of the liability, the Partnerships either settle the obligation for its recorded amount or incur a gain or loss.

Niska Predecessor

Notes to the Combined Financial Statements (Continued)

For the Nine Months Ended December 31, 2009 and 2008, Years Ended March 31, 2009 and 2008,
and the Period From May 12, 2006 to March 31, 2007

(Tabular amounts expressed in thousands of US dollars unless otherwise noted)

2. Significant Accounting Policies (Continued)

Impairment of long-lived assets

        Niska evaluates whether events or circumstances have occurred that indicate that long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, the Partnerships assess the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows. In the event that the sum of the expected future cash flows resulting from the use of the asset is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. For the period ended December 31, 2009, Niska recorded an impairment loss of $ nil (period ended December 31, 2008, $ nil; years ended March 31, 2009—$2.1 million; March 31, 2008—$2.5 million; March 31, 2007—$ nil).

Goodwill and other intangible assets

        Niska accounts for business acquisitions using the purchase method of accounting and accordingly the assets and liabilities of the acquired entities are recorded at their estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired is attributed to goodwill.

        Goodwill is not amortized and is re-evaluated on an annual basis or more frequently if events or changes in circumstances indicate that the asset might be impaired.

        Goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. If the carrying amount exceeds the fair value of the reporting unit, the Partnerships perform the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill.

        Other intangible assets represent contractual rights obtained in connection with a business combination that had favorable contractual terms relative to market as of the acquisition date.

        Intangible assets representing customer contracts are amortized over their useful lives. These assets are reviewed for impairment as impairment indicators arise. When such events or circumstances are present, the recoverability of long-lived assets is assessed by determining whether the carrying value will be recovered through the expected undiscounted future cash flows. In the event that the sum of the expected future cash flows resulting from the use of the asset is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded.

        Pipeline rights of way are formal agreements granting rights of way in perpetuity and are not subject to amortization but are subject to an annual impairment test.

Niska Predecessor

Notes to the Combined Financial Statements (Continued)

For the Nine Months Ended December 31, 2009 and 2008, Years Ended March 31, 2009 and 2008,
and the Period From May 12, 2006 to March 31, 2007

(Tabular amounts expressed in thousands of US dollars unless otherwise noted)

2. Significant Accounting Policies (Continued)

Risk management activities

        The Partnerships use natural gas derivatives and other financial instruments to manage their exposure to changes in natural gas prices, foreign exchange, and interest rates. These financial assets and liabilities, which are recorded at fair value on a recurring basis, are included into one of three categories based on a fair value hierarchy with realized and unrealized gains (losses) recognized in earnings (Note 13).

        The fair value of the Partnerships' derivative risk management contracts are recorded as a component of risk management assets and liabilities, which are classified as current or non-current assets or liabilities based upon the anticipated settlement date of the contracts.

Foreign currency translation

        The functional and reporting currency of the Partnerships is the US dollar. Non-US dollar denominated monetary items are translated into US dollars at the rate of exchange in effect at the balance sheet date. Non-US dollar denominated non-monetary items are translated to US dollars at the exchange rate in effect when the transaction occurred. Revenues and expenses denominated in foreign currencies are translated at the average exchange rate in effect during the period. Foreign exchange gains or losses on translation are included in income.

Deferred charges

        Deferred charges relate to costs incurred on the issuance of debt and are amortized over the term of the related debt to interest expense using the effective interest method.

Income taxes

        The Partnerships are not taxable entities. Income taxes on their income are the responsibility of the individual partners and have accordingly not been recorded in the consolidated financial statements. Niska Canada has corporate subsidiaries, which are taxable corporations subject to Canadian federal and provincial income taxes, which are included in the consolidated financial statements.

        Income taxes on the Canadian corporate subsidiaries are provided based on the asset and liability method, which results in deferred income tax assets and liabilities arising from temporary differences. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. This method requires the effect of tax rate changes on current and accumulated deferred income taxes to be reflected in the period in which the rate change was enacted. The asset and liability method also requires that deferred income tax assets be reduced by a valuation allowance unless it is more likely than not that the assets will be realized.

        The Partnerships' policy is to recognize accrued interest and penalties on accrued tax balances as components of interest expense. The Partnerships had not accrued any interest and expense penalties during the periods reported.

Niska Predecessor

Notes to the Combined Financial Statements (Continued)

For the Nine Months Ended December 31, 2009 and 2008, Years Ended March 31, 2009 and 2008,
and the Period From May 12, 2006 to March 31, 2007

(Tabular amounts expressed in thousands of US dollars unless otherwise noted)

2. Significant Accounting Policies (Continued)

        The Canadian subsidiaries remain subject to examination by Canadian federal and provincial tax jurisdictions for all years filed after 2006. The Partnerships' unitholders remain subject to examination by US federal and state tax jurisdictions for years after 2006.

Unit-based compensation

        Each of the Partnerships has a long-term incentive plan as described in note 14 under which they may issue their respective Class B and Class C units to directors, officers and employees. The plans are liability-classified unit-based compensation awards which have both a service condition and performance conditions. Unit-based compensation related to the plan is recognized, based on the period-end fair value, as the service condition is met if the occurrence of the performance conditions is probable.

3. New Accounting Pronouncements

a)
The following new accounting pronouncements were adopted in the periods noted and the effect of such adoption has been presented in the accompanying combined financial statements:

Generally Accepted Accounting Principles (ASC 105)

        This accounting standard results in the Financial Accounting Standards Board (FASB) Accounting Standards Codification ("ASC" or the "Codification") becoming the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC are also considered sources of authoritative GAAP for SEC registrants. The Codification supersedes all then-existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative. The adoption of the provisions of this accounting standard did not change the application of existing GAAP, and as a result, did not have any impact on the Partnerships' combined results of operations, financial position or cash flows.

Fair Value Measurement (ASC 820)

        Niska adopted a new fair value measurement standard as of April 1, 2008. ASC 820 defines fair value, establishes a framework for measuring fair value under existing accounting pronouncements that require fair value measurements and expands fair value measurement disclosures. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The standard characterizes inputs used in determining fair value according to a hierarchy that prioritizes inputs based upon the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

          Level 1—inputs represent quoted prices in active markets for identical assets or liabilities (for example, exchange-traded commodity derivatives).

Niska Predecessor

Notes to the Combined Financial Statements (Continued)

For the Nine Months Ended December 31, 2009 and 2008, Years Ended March 31, 2009 and 2008,
and the Period From May 12, 2006 to March 31, 2007

(Tabular amounts expressed in thousands of US dollars unless otherwise noted)

3. New Accounting Pronouncements (Continued)

          Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (for example, quoted market prices for similar assets or liabilities in active markets or quoted market prices for identical assets or liabilities in markets not considered to be active, inputs other than quoted prices that are observable for the asset or liability, or market corroborated inputs).

          Level 3—inputs that are not observable from objective sources, such as the Partnerships' internally developed assumptions about market participant assumptions used in pricing an asset or liability (for example, an estimate of future cash flows used in the Partnerships internally developed present value of future cash flows model that underlies the fair value measurement).

        In determining fair value, Niska utilizes observable market data when available, or models that utilize observable market data. In addition to market information, Niska incorporates transaction-specific details that, in management's judgment, market participants would take into account in measuring fair value.

        In forming fair value estimates, Niska utilizes the most observable inputs available for the valuation technique employed. If a fair value measurement reflects inputs at multiple levels within the hierarchy, the fair value measurement is characterized based upon the lowest level of input that is significant to the fair value measurement. For Niska, recurring fair value measurements are performed for commodity, interest rate and foreign currency derivatives.

        The carrying amount of cash and cash equivalents, margin deposits, trade receivables, accrued receivables, trade payables and accrued liabilities reported on the balance sheet approximates fair value. The fair value of debt is the estimated amount the Partnerships would have to pay to repurchase its debt, including any premium or discount attributable to the difference between the stated interest rate and market rate of interest at the balance sheet date. Fair values are based on valuations of similar debt at the balance sheet date and supported by observable market transactions when available. See Note 9 for disclosures regarding the fair value of debt. See Note 13 for disclosures regarding the fair value of derivative instruments.

        Niska elected to implement the standard with the one-year deferral permitted for nonfinancial assets and nonfinancial liabilities, except those nonfinancial items recognized or disclosed at fair value on a recurring basis (at least annually). The deferral period ended on April 1, 2009. Accordingly, Niska now applies the fair value framework to nonfinancial assets and nonfinancial liabilities initially measured at fair value, such as assets acquired in a business combination, impaired long-lived assets (asset groups), intangible assets and goodwill and initial recognition of asset retirement obligations.

Disclosures about Derivative Instruments and Hedging Activities (ASC 815-10)

        Niska adopted a new standard for its derivative instruments and hedging activities, effective April 1, 2009. ASC 815-10 does not change Niska's accounting for derivatives, but requires enhanced disclosures regarding the Partnerships' methodology and purpose for entering into derivative instruments, accounting for derivative instruments and related hedged items (if any), and the impact of

Niska Predecessor

Notes to the Combined Financial Statements (Continued)

For the Nine Months Ended December 31, 2009 and 2008, Years Ended March 31, 2009 and 2008,
and the Period From May 12, 2006 to March 31, 2007

(Tabular amounts expressed in thousands of US dollars unless otherwise noted)

3. New Accounting Pronouncements (Continued)

derivative instruments on the Partnerships' combined financial position, results of operations and cash flows. See Notes 12 and 13.

Business Combinations (ASC 805)

        Niska adopted a new accounting standard for business combinations, effective April 1, 2009. ASC 805 applies prospectively to Niska for future business combinations. ASC 805 expands the definition of what qualifies as a business, thereby increasing the scope of transactions that qualify as business combinations. Furthermore, under ASC 805, changes in estimates of income tax liabilities existing at the date of, or arising in connection with, past business combinations are accounted for as adjustments to current period income as opposed to adjustments to goodwill. The adoption of ASC 805 had no impact on the Partnership's combined financial position, results of operations or cash flows.

Subsequent Events (ASC 855-10)

        Niska adopted a new standard on subsequent events, effective April 1, 2009. ASC 855-10 defines subsequent events as either recognized subsequent events (events that provide additional evidence about conditions at the balance sheet date) or nonrecognized subsequent events (events that provide evidence about conditions that arose after the balance sheet date). Recognized subsequent events are recorded in the financial statements for the current period presented, while nonrecognized subsequent events are not. Both types of subsequent events require disclosure in the combined financial statements if nondisclosure of such events causes the financial statements to be misleading. Niska is also required to disclose the date through which subsequent events have been evaluated. The adoption of ASC 855-10 had no impact on the Partnerships' combined financial statements. The Partnerships have evaluated subsequent events through February 19, 2010 (Note 23).

b)
The following new accounting pronouncements were issued but not adopted as of December 31, 2009:

Fair Value Measurement (ASC 810-10)

        This new standard requires disclosure of fair value information of financial instruments at each interim reporting period. The disclosures include the relevant carrying value as well as the methods and significant assumptions used to estimate the fair value. The guidance was effective for interim and annual periods beginning after December 15, 2009. For period beginning as of April 1, 2010, the Partnerships will be required to disclose additional fair value measurement information such as transfers into and out of levels 1 and 2 and further details of movements within level 3. The new standard clarifies the level of disaggregation required and inputs and valuation techniques used to measure fair value.

Niska Predecessor

Notes to the Combined Financial Statements

For the Nine Months Ended December 31, 2009 and 2008, Years Ended March 31, 2009 and 2008,
and the Period From May 12, 2006 to March 31, 2007

(Tabular amounts expressed in thousands of US dollars unless otherwise noted)

4. Acquisitions

        On May 12, 2006 and November 16, 2006, the Partnerships completed two acquisitions of substantially all of EnCana Corporation's gas storage business segment (the "EnCana Gas Storage acquisition"). The aggregate purchase price for these acquisitions was approximately $1.5 billion (after closing adjustments and transaction costs and expenses). The Partnerships did not assume any indebtedness of EnCana Corporation in connection with the acquisitions. The acquisitions were accounted for as business combinations.

        The following table summarizes the fair values of the assets acquired and liabilities assumed on May 12, 2006:

Net assets acquired:
Property, plant and equipment:
Pipelines and measurement, facilities, wells, land and other	$404,202
Cushion gas	298,349
Long-term inventory	47,857
Goodwill	443,308
Intangible assets—customer contracts	172,395
Deferred income taxes	(214,263)
Asset retirement obligations	(270)

Cash purchase price consideration	$1,151,578

        The following table summarizes the fair values of the assets acquired and liabilities assumed on November 16, 2006:

Net assets acquired:
Property, plant and equipment:
Pipelines and measurement, facilities, wells, land and other	$122,109
Cushion gas	151,321
Long-term inventory	32,773
Goodwill	64,912
Intangible assets—customer contracts	7,440
Deferred income taxes	—
Asset retirement obligations	(199)

Cash purchase price consideration	$378,356

        The results of operations from these acquisitions have been included in these financial statements from the date of the respective acquisitions.

        During the year ended March 31, 2009, one year after the measurement period, Niska US recovered $17.8 million, in addition to $2.7 million in interest and $1.9 million in legal cost recoveries, as a result of settling a dispute relating to the EnCana Gas Storage acquisition of certain of the storage facilities. $20.5 million of the settlement has been included in other income. The recovery of legal costs was recorded as a reduction of general and administrative expenses.

Niska Predecessor

Notes to the Combined Financial Statements (Continued)

For the Nine Months Ended December 31, 2009 and 2008, Years Ended March 31, 2009 and 2008,
and the Period From May 12, 2006 to March 31, 2007

(Tabular amounts expressed in thousands of US dollars unless otherwise noted)

5. Cash and Cash Equivalents

        Cash and cash equivalents include:

	As at December 31, 2009	As at March 31, 2009	As at March 31, 2008
Cash	$37,964	$25,760	$43,873

Guaranteed investments	—	—	6,400

Total cash and cash equivalents	$37,964	$25,760	$50,273

6. Property, Plant and Equipment

        Property, plant and equipment are comprised of the following:

	As at December 31, 2009
	Cost	Accumulated Amortization	Net book value
Cushion gas	$462,643	$—	$462,643
Pipelines and measurement	263,635	(44,579)	219,056
Wells	122,484	(20,344)	102,140
Facilities	145,320	(31,533)	113,787
Computer hardware	2,419	(1,521)	898
Construction in progress	74,033	—	74,033
Other	1,540	(336)	1,204
Office furniture and equipment	832	(315)	517

	$1,072,906	$(98,628)	$974,278

	As at March 31, 2009			As at March 31, 2008
	Cost	Accumulated Amortization	Net book value	Cost	Accumulated Amortization	Net book value
Cushion gas	$464,498	$—	$464,498	$454,475	$—	$454,475
Pipelines and measurement	263,642	(36,215)	227,427	263,637	(24,509)	239,128
Wells	122,005	(16,452)	105,553	121,355	(11,049)	110,306
Facilities	142,475	(25,465)	117,010	139,616	(16,867)	122,749
Computer hardware	2,405	(1,301)	1,104	2,275	(930)	1,345
Construction in progress	22,886	—	22,886	25,654	—	25,654
Other	1,428	(248)	1,180	1,406	(123)	1,283
Office furniture and equipment	830	(243)	587	830	(116)	714

	$1,020,169	$(79,924)	$940,245	$1,009,248	$(53,594)	$955,654

Niska Predecessor

Notes to the Combined Financial Statements (Continued)

For the Nine Months Ended December 31, 2009 and 2008, Years Ended March 31, 2009 and 2008,
and the Period From May 12, 2006 to March 31, 2007

(Tabular amounts expressed in thousands of US dollars unless otherwise noted)

6. Property, Plant and Equipment (Continued)

        During the year ended March 31, 2009 long-lived assets held in relation to a project under development with a carrying amount of $9.9 million were written down to their fair value of $7.9 million, resulting in an impairment charge of $2.1 million, which was included in net earnings for the fiscal year ended March 31, 2009 (March 31, 2008—$2.5 million). No write down was required as at December 31, 2009. The project under development will not be included in the transfer of assets from the Partnerships to Niska Gas Storage Partners LLC ("Niska Partners") described in notes 1 and 23.

        For the nine months ended December 31, 2009, a loss of $1.8 million of cushion gas was recorded in depreciation and amortization expense on the income statement for the estimated amount of cushion gas migrated (nine months ended December 31, 2008—$11.9; years ended March 31, 2009—$11.9; March 31, 2008—$ nil; March 31, 2007—$ nil).

7. Goodwill and Other Intangible Assets

Goodwill

        The goodwill of a Niska US operating unit with a carrying amount of $21.9 million was written down to its implied fair value of $ nil, at March 31, 2009 resulting in an impairment charge of $21.9 million. The impairment charges were recorded following a period of overall negative economic conditions during the fiscal year ended March 31, 2009. Declines were noted in the multiples of designated peer group companies of each of the Partnerships' reporting units and were a factor in the resulting impairment charge. No impairment to goodwill was required as at December 31, 2009.

        Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions. These assumptions are dependent on several subjective factors including the timing of future cash flows and future growth rates. The fair value of Niska's reporting units is determined based on a weighting of multiples of potential earnings approaches which is classified as a Level 3 fair value measurement under FASB ASC 820. The multiples of earnings approach estimates fair value by applying multiples of potential earnings, working gas capacity, and cycle-ability of similar entities. Results using the multiples of potential earnings and the multiples of gas capacity and cycle-ability are given equal weighting when determining the valuation using this approach. The future operating projections are based on consideration of past performance and the projections and assumptions used in the Partnerships' current operating plans and adjusted for market participant assumptions as appropriate. The affected Partnership then assigns a weighting to the multiple or earnings to derive the fair value of the reporting unit.

Other intangible assets

        Intangible assets are comprised of customer contracts and relationships and pipeline rights of way. Customer contracts and relationships and are amortized over their estimated useful life. Pipeline rights of way are indefinite life assets and not subject to amortization but are subject to an annual impairment test. To date, no impairment has been recognized.

Niska Predecessor

Notes to the Combined Financial Statements (Continued)

For the Nine Months Ended December 31, 2009 and 2008, Years Ended March 31, 2009 and 2008,
and the Period From May 12, 2006 to March 31, 2007

(Tabular amounts expressed in thousands of US dollars unless otherwise noted)

7. Goodwill and Other Intangible Assets (Continued)

        Information regarding the Partnerships' intangible assets is included in the following table:

	As at December 31, 2009	As at March 31, 2009	As at March 31, 2008
Customer contracts and relationships	$180,166	$180,166	$179,835

Less accumulated amortization	(63,650)	(51,343)	(34,836)

	116,516	128,823	144,999

Pipeline rights of way	18,907	18,907	18,907

	$135,423	$147,730	$163,906

        Customer contracts and relationships are amortized over the term of the respective contracts, being 1 to 20 years remaining at December 31, 2009. The following tables present actual amortization expense recognized during reported periods and an estimate of future amortization expense based upon the Partnerships' intangible assets at December 31, 2009:

Amortization expense by period:
December 31, 2009	$12,307
December 31, 2008 (unaudited)	12,381
March 31, 2009	16,507
March 31, 2008	15,434
March 31, 2007	19,402

Future amortization expense estimated for the fiscal year ending:
March 31, 2010	$4,102
March 31, 2011	14,605
March 31, 2012	13,703
March 31, 2013	11,321
March 31, 2014 and thereafter	72,785

8. Deferred Charges

	As at December 31, 2009	As at March 31, 2009	As at March 31, 2008
Deferred charges—cost	$20,562	$20,562	$20,562
Less accumulated amortization	(12,634)	(8,523)	(5,594)

Net book value	$7,928	$12,039	$14,968

Life in years	4	5	6

Niska Predecessor

Notes to the Combined Financial Statements (Continued)

For the Nine Months Ended December 31, 2009 and 2008, Years Ended March 31, 2009 and 2008,
and the Period From May 12, 2006 to March 31, 2007

(Tabular amounts expressed in thousands of US dollars unless otherwise noted)

8. Deferred Charges (Continued)

        The following tables present actual amortization expense recognized during each period reported and an estimate of future amortization expense based upon the Partnerships' deferred charges at December 31, 2009:

Amortization expense by period:
December 31, 2009	$4,111
December 31, 2008 (unaudited)	2,197
March 31, 2009	2,929
March 31, 2008	2,922
March 31, 2007	2,672
Future amortization expense estimated for the fiscal year ending::
March 31, 2010	$592
March 31, 2011	2,373
March 31, 2012	2,379
March 31, 2013	2,385
March 31, 2014 and thereafter	199

9. Debt

Long-Term Debt

        Long-term debt at December 31, 2009 and March 31, 2009 and 2008 consisted of the following:

	As at December 31, 2009		As at March 31, 2009		As at March 31, 2008
	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate	Amount
Secured Canadian Term B Loan	2.10%	$505,604	4.62%	$509,358	6.93%	$516,234
Secured US Term B Loan	2.10%	51,820	4.59%	52,223	6.93%	83,053
Asset Sale Term Loan		—		—	6.80%	38,254
Delayed Draw Term Loan B	2.10%	35,102	4.24%	35,375	6.80%	56,260

		592,526		596,956		693,801
Less portion classified as current		5,947		5,947		6,517

		$586,579		$591,009		$687,284

Niska Predecessor

Notes to the Combined Financial Statements (Continued)

For the Nine Months Ended December 31, 2009 and 2008, Years Ended March 31, 2009 and 2008,
and the Period From May 12, 2006 to March 31, 2007

(Tabular amounts expressed in thousands of US dollars unless otherwise noted)

9. Debt (Continued)

Current Portion of Debt

        Current portion of debt at December 31, 2009 and March 31, 2009 and 2008 consisted of the following:

	As at December 31, 2009	As at March 31, 2009	As at March 31, 2008
Revolving Credit Facility Debt	$190,000	$65,000	$—
Current Portion of Long Term Debt	5,947	5,947	6,517
Overdraft	473	—	—

	$196,420	$70,947	$6,517

Term loans

        The Partnerships have term loan and revolving credit facility agreements with a syndicate of commercial banks. The Niska US debt is comprised of a US Term B loan and a Delayed Draw Term B Loan and Niska Canada debt is comprised of a Canadian Term B Loan, which are all secured by specified amounts of cushion gas and the facilities. The Asset Sales Term loan was repaid during the year ended March 31, 2009. The US dollar denominated loans bear interest at LIBOR plus between 1.75% and 2.25% per annum, depending on the debt covenant calculations derived from the Partnerships' operating results. Average interest rates incurred for the nine months ended December 31, 2009 were 2.10% for the US Term Loan, 2.10% for the Delayed Draw Term B Loan and 2.10% for the Canadian Term B Loan. Niska US and Niska Canada must make quarterly principal repayments of 0.25% of the outstanding balance of the US Term B Loan, the Delayed Draw Term B Loan and Canadian Term B Loan.

        At December 31, 2009 the fair value of the Canadian Term B Loan at December 31, 2009 amounted to approximately $482.9 (March 31, 2009—$443.1 million; March 31, 2008—$525.4 million). The fair value of the Secured US Term B Loan amounted to approximately $49.5 (March 31, 2009—$45.4 million; March 31, 2008—$78.7 million), and the fair value of Delayed Draw Term Loan B amounted to approximately $33.5 (March 31, 2009—$30.8 million; March 31, 2008—$53.3 million) based on third-party pricing which is supported by observable transactions executed in the marketplace.

Revolving credit facilities

        The Partnerships each have a five year, $175.0 million revolving credit facility with the same syndicate that finances the term debt. At December 31, 2009, $145.3 million of the Partnerships' undrawn remaining, credit availability was accessible under the terms of the revolving credit facility (March 31, 2009—$193.0 million; March 31, 2008—$250.8 million), of which $21.9 million (March 31, 2009 $41.9 million; March 31, 2008—$44.2 million) was being utilized via issued and outstanding letters of credit to various counterparties to support natural gas purchase commitments.

Niska Predecessor

Notes to the Combined Financial Statements (Continued)

For the Nine Months Ended December 31, 2009 and 2008, Years Ended March 31, 2009 and 2008,
and the Period From May 12, 2006 to March 31, 2007

(Tabular amounts expressed in thousands of US dollars unless otherwise noted)

9. Debt (Continued)

        Borrowings under these revolving credit facilities are made on a when-and-as-needed basis at the discretion of the bank. The Partnerships' credit capacities and the amount of unused borrowing capacities are affected by the seasonal nature of the natural gas business. Short-term borrowing requirements are typically highest during colder winter months. The Partnerships' working capital needs can vary significantly due to changes in the price of natural gas charged by suppliers and the increased gas supplies required to meet customers' needs during periods of cold weather.

        Borrowings under the revolving credit facilities can be made either as Base rate or Eurodollar rate loans. Revolving loan borrowings will bear interest at a floating rate equal to a base rate (defined as the higher of 0.50% per annum above the Federal Funds rate or the lender's prime rate) plus between 0.75% and 1.25%. Eurodollar rate loan borrowings will bear interest at a floating rate equal to a base rate based upon LIBOR for the applicable interest period, plus between 1.75% and 2.25% per annum, depending on the Partnerships' leverage ratio, as defined in the credit agreement. Borrowings drawn down under letters of credit issued by the banks will bear interest from between 1.75% and 2.25% per annum, depending on the Partnerships' leverage ratio. The interest rate at December 31, 2009 was 2.10%.

Covenants

        Niska is required to comply with certain covenants contained within its credit facilities. These covenants include, but are not limited to, certain financial measurements such as leverage, interest coverage and current ratios and are tested on a quarterly basis. Additionally, expenditures on property, plant and equipment may not exceed certain threshold amounts over any rolling four quarter period. As at December 31, 2009 and March 31, 2009 and 2008, Niska was in compliance with these covenants.

        The availability of funds under the Partnerships' credit facilities are subject to conditions specified in the credit agreements, all of which are currently satisfied. These conditions include the compliance with financial covenants and the continued accuracy of representations and warranties contained in these agreements.

10. Asset Retirement Obligations

        Niska's asset retirement obligations relate to plugging and abandonment of the storage facilities at the end of their estimated useful economic lives. At December 31, 2009, the estimated undiscounted cash flows required to settle the asset retirement obligations are approximately $26.4 million, calculated using an inflation rate of 2% per annum. The estimated fair value of this liability at December 31, 2009

Niska Predecessor

Notes to the Combined Financial Statements (Continued)

For the Nine Months Ended December 31, 2009 and 2008, Years Ended March 31, 2009 and 2008,
and the Period From May 12, 2006 to March 31, 2007

(Tabular amounts expressed in thousands of US dollars unless otherwise noted)

10. Asset Retirement Obligations (Continued)

was $1.2 million after discounting the estimated cash flows at a rate of 8% per annum. At December 31, 2009, the expected timing of payment for settlement of the obligations is 47 years.

	Nine month period ended December 31, 2009	Year ended March 31, 2009	Year ended March 31, 2008
Balance, beginning of period	$566	$536	$471
Additions	668	—	—
Accretion	65	65	65
Effect of foreign exchange translation	45	(35)	—

Balance, end of period	$1,344	$566	$536

11. Income Taxes

        Total income tax expense (benefit) differed from the amounts computed by applying the tax rate to earnings before income taxes as a result of the following:

	Nine months ended December 31, 2009	Nine months ended December 31, 2008	Year ended March 31, 2009	Year ended March 31, 2008	From May 12, 2006 to March 31, 2007
		(Unaudited)
Net earnings before taxes	$55,030	$85,366	$96,949	$44,965	$41,358
U.S. federal corporate statutory rate	35.00%	35.00%	35.00%	35.00%	35.00%

Expected tax	19,260	29,878	33,932	15,738	14,475
Earnings of non-taxable entities	(10,568)	(22,434)	(26,710)	(17,952)	(10,961)
Foreign exchange adjustments	23,437	(41,250)	(21,665)	22,627	(8,428)
Canadian statutory tax rate differences	(4,628)	13,639	(3,485)	(24,287)	(7,008)
Non-deductible interest	4,197	1,498	2,094	890	1,599
Change in valuation allowance	20,472	394	994	324	702
Other permanent differences	(322)	2,864	2,969	(710)	(2,482)

Income tax expense (benefit)	$51,848	$(15,411)	$(11,871)	$(3,370)	$(12,103)

Niska Predecessor

Notes to the Combined Financial Statements (Continued)

For the Nine Months Ended December 31, 2009 and 2008, Years Ended March 31, 2009 and 2008,
and the Period From May 12, 2006 to March 31, 2007

(Tabular amounts expressed in thousands of US dollars unless otherwise noted)

11. Income Taxes (Continued)

        The Partnerships are not taxable entities. Income taxes on their income are the responsibility of individual partners and have accordingly not been recorded in the consolidated financial statements. Niska Canada has Canadian corporate subsidiaries, which are taxable corporations subject to Canadian federal and provincial income taxes, which are included in the combined financial statements.

        As at December 31, 2009, Niska Canada had accumulated non-capital losses of approximately $23.8 million that can be carried forward and applied against future taxable income. These non-capital losses have resulted in deferred income tax assets of $6.2 million. Additionally, Niska Canada had recognized deferred income tax assets related to capital losses of $16.7 million at December 31, 2009. Non-capital losses will expire between 2027 and 2030, and all have been offset by a valuation allowance due to the uncertainty of their realization.

        During the period ended December 31, 2009, two of the Canadian subsidiaries of Niska Canada elected to adopt the US dollar as their currency to file their Canadian tax returns. As a result of the currency election, temporary differences pertaining to non-monetary items caused the deferred income tax liability and deferred income tax expense to increase by $23.4 million.

        On April 1, 2008, Niska adopted the provisions of FIN 48, however, there was no impact on the opening accumulated deficit of the Partnerships as a result of this adoption. For the periods ended December 31, 2009 and December 31, 2008, Niska had not recognized any amounts in respect of potential interest and penalties associated with uncertain tax positions. The Partnerships file income tax returns in the U.S. federal jurisdiction, various state jurisdictions and other foreign jurisdictions. The Partnerships are subject to income tax examinations for the fiscal years ended 2007 through 2009 in most jurisdictions.

        Deferred income tax assets and liabilities reflect the tax effect of differences between the basis of assets and liabilities for book and tax purposes. The tax effect of temporary differences that give rise to

Niska Predecessor

Notes to the Combined Financial Statements (Continued)

For the Nine Months Ended December 31, 2009 and 2008, Years Ended March 31, 2009 and 2008,
and the Period From May 12, 2006 to March 31, 2007

(Tabular amounts expressed in thousands of US dollars unless otherwise noted)

11. Income Taxes (Continued)

significant components of the deferred income tax liabilities and deferred income tax assets are presented below:

	As at December 31, 2009	As at March 31, 2009	As at March 31, 2008
Deferred income tax assets:
Non-capital loss carry forwards	$6,215	$10,764	$21,409
Risk management liabilities	16,555	22,968	6,086
Long-term debt	—	7,725	—
Capital losses	16,731	582	—
Other	210	109	76

	39,711	42,148	27,571

Valuation allowance	(21,561)	(1,089)	(372)

Total deferred income tax assets	$18,150	$41,059	$27,199

Deferred income tax liabilities:
Property, plant and equipment	$136,141	$121,120	$152,279
Intangible assets	32,556	28,487	39,463
Partnership deferral income	30,063	16,284	24,978
Risk management assets	19,827	23,666	3,064
Other	363	667	5,885

Total deferred income tax liabilities	218,950	190,224	225,669

Net deferred income tax liabilities	$200,800	$149,165	$198,470

        The classification of net deferred income tax liabilities recorded on the balance sheets is as follows:

	As at December 31, 2009	As at March 31, 2009	As at March 31, 2008
Deferred income tax liabilities:
Current	$39,582	$4,539	$2,168
Long-term	161,218	144,626	196,302

	$200,800	$149,165	$198,470

12. Risk Management Activities and Financial Instruments

Risk management overview

        The Partnerships have exposure to commodity price, foreign currency, counterparty credit, interest rate, and liquidity risk. Risk management activities are tailored to the risk they are designed to mitigate.

Niska Predecessor

Notes to the Combined Financial Statements (Continued)

For the Nine Months Ended December 31, 2009 and 2008, Years Ended March 31, 2009 and 2008,
and the Period From May 12, 2006 to March 31, 2007

(Tabular amounts expressed in thousands of US dollars unless otherwise noted)

12. Risk Management Activities and Financial Instruments (Continued)

Commodity price risk

        As a result of its natural gas inventory, Niska is exposed to risks associated with changes in price when buying and selling natural gas across future time periods. To manage this risk, the Partnerships utilize a combination of financial and physical derivative contracts, including forwards, futures, swaps and option contracts. The use of these contracts is subject to the Partnerships' risk management policies, which are monitored daily for compliance.

        Forwards and futures are contractual agreements to purchase or sell a specific financial instrument or natural gas at a specified price and date in the future. The Partnerships enter into forwards and futures to mitigate the impact of price volatility. In addition to cash settlement, exchange traded futures may also be settled by physical delivery of natural gas.

        Swap contracts are agreements between two parties to exchange streams of payments over time according to specified terms. Swap contracts require receipt of payment for the notional quantity of the commodity based on the difference between a fixed price and the market price on the settlement date. The Partnerships enter into commodity swaps to mitigate the impact of changes in natural gas prices.

        Option contracts are contractual agreements to convey the right, but not the obligation, for the purchaser of the option to buy or sell a specific physical or notional amount of a commodity at a fixed price, either at a fixed date or at any time within a specified period. Niska enters into option agreements to mitigate the impact of changes in natural gas prices.

        To limit its exposure to changes in commodity prices, Niska enters into purchases and sales of natural gas inventory and concurrently matches the volumes in these transactions with offsetting forward contracts. In order to comply with covenants set forth in its credit agreement (Note 9), Niska is required to be limit its exposure of unmatched volumes to 0.1 billion cubic feet ("Bcf") for each legal entity defined in the credit agreement, with an overall limit of 0.7 Bcf. As at December 31, 2009, 50.2 Bcf of natural gas inventory was offset, representing 99.2% of total current inventory. Non-cycling working gas, which is included in long-term inventory, and fuel gas used for operating our facilities are excluded from the credit agreement covenant. Total volumes of non-cycling working gas and fuel gas at December 31, 2009 are 3.4 Bcf and 0.3 Bcf, respectively.

Niska Predecessor

Notes to the Combined Financial Statements

For the Nine Months Ended December 31, 2009 and 2008, Years Ended March 31, 2009 and 2008,
and the Period From May 12, 2006 to March 31, 2007

(Tabular amounts expressed in thousands of US dollars unless otherwise noted)

12. Risk Management Activities and Financial Instruments (Continued)

Counterparty credit risk

        Counterparty credit risk is the risk of financial loss to the Partnerships if a customer fails to perform its contractual obligations. Niska engages in transactions for the purchase and sale of products and services with major companies in the energy industry and with industrial, commercial, residential and municipal energy consumers. Credit risk associated with trade accounts receivable is mitigated by the high percentage of investment grade customers, collateral support of receivables and the Partnerships' ability to take ownership of customer-owned natural gas stored in its facilities in the event of non-payment.

        Management believes based on its credit policies, that the Partnerships' financial position, results of operations and cash flows will not be materially affected as a result of non-performance by any single counterparty. An allowance for doubtful accounts is established based on collections experience and specific accounts where Niska is aware of a customer's inability to pay. It is Management's opinion that no allowance for doubtful accounts is required at December 31, 2009 and March 31, 2009 and 2008.

        Exchange traded futures and options have minimal credit exposure as the exchanges guarantee every contract will be margined on a daily basis. In the event of any default, Niska's account on the exchange would be absorbed by other clearing members. Because every member posts an initial margin, the exchange can protect the exchange members if or when a clearing member defaults.

Interest rate risk

        The Partnerships assess interest rate risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows. In order to reduce exposure to variable interest rates, management enters into interest rate swap and swaption agreements to manage fluctuations in cash flows resulting from interest rate risk. Under the terms of the interest rate swap or swaption agreements, the Partnerships receive variable interest rate payments and makes fixed interest rate payments. Interest rate swaps or swaptions are not designated as accounting hedges and related realized and unrealized gains (losses) are reported as a component of interest expense.

        Niska had three interest rate swap or swaption agreements with a notional amount of $250.0 million (March 31, 2009—$250.0 million; March 31, 2008—$ nil) and a fair value liability at December 31, 2009 of $11.6 million (March 31, 2009—$12.7 million; March 31, 2008 -$ nil). At December 31, 2009, there were no interest rate swap or swaption agreements with amortizing notional amounts. As at March 31, 2009, four interest rate swap or swaption agreements had an amortizing notional amount of $84.9 million and a fair value liability of $1.7 million (March 31, 2008—amortizing notional amount of $343.3 million and a fair value liability of $9.0 million).

Liquidity risk

        Liquidity risk is the risk that Niska will not be able to meet its financial obligations as they become due. The Partnerships' approach to managing liquidity risk is to contract a substantial part of their

Niska Predecessor

Notes to the Combined Financial Statements (Continued)

For the Nine Months Ended December 31, 2009 and 2008, Years Ended March 31, 2009 and 2008,
and the Period From May 12, 2006 to March 31, 2007

(Tabular amounts expressed in thousands of US dollars unless otherwise noted)

12. Risk Management Activities and Financial Instruments (Continued)

facilities to generate constant cash flow and to ensure that they always have sufficient cash and credit facilities to meet their obligations when due, under both normal and stressed conditions, without incurring unacceptable losses or damage to reputation. See note 9 for details of the Partnerships' debt.

Foreign currency risk

        Foreign currency risk is created by fluctuations in foreign exchange rates. As Niska Canada conducts a portion of activities in Canadian dollars, earnings are subject to currency fluctuations. The performance of the Canadian dollar relative to the US dollar could positively or negatively affect earnings. Niska Canada enters into currency swaps to mitigate the impact of changes in foreign exchange rates. The notional value of currency swaps as at December 31, 2009 was $126.5 million.

13. Fair value measurements

        The following table shows the fair values of the Partnerships' risk management assets and liabilities:

As at December 31, 2009	Energye Contracts	Currency Contracts	Interest Contracts	Total
Short-term risk management assets	$64,337	$40	$—	$64,377
Long-term risk management assets	17,591	7	—	17,598
Short-term risk management liabilities	(19,372)	(6,548)	—	(25,920)
Long-term risk management liabilities	(21,950)	—	(11,575)	(33,525)

	$40,606	$(6,501)	$(11,575)	$22,530

As at March 31, 2009	Energy Contracts	Currency Contracts	Interest Contracts	Total
Short-term risk management assets	$105,064	$4,701	$—	$109,765
Long-term risk management assets	45,425	—	—	45,425
Short-term risk management liabilities	(60,591)	(112)	(5,988)	(66,691)
Long-term risk management liabilities	(15,135)	—	(8,471)	(23,606)

	$74,763	$4,589	$(14,459)	$64,893

As at March 31, 2008	Energy Contracts	Interest Contracts	Total
Short-term risk management assets	$29,458	$—	$29,458
Long-term risk management assets	11,246	—	11,246
Short-term risk management liabilities	(41,438)	(7,686)	(49,124)
Long-term risk management liabilities	(2,658)	(1,346)	(4,004)

	$(3,392)	$(9,032)	$(12,424)

Niska Predecessor

Notes to the Combined Financial Statements (Continued)

For the Nine Months Ended December 31, 2009 and 2008, Years Ended March 31, 2009 and 2008,
and the Period From May 12, 2006 to March 31, 2007

(Tabular amounts expressed in thousands of US dollars unless otherwise noted)

13. Fair value measurements (Continued)

        The following amounts represent the Partnerships' expected recognition into earnings for derivative instruments, based upon the fair value of these derivatives as of December 31, 2009:

	Energy Contracts	Currency Contracts	Interest Contracts	Total
2010	$44,965	$(6,508)	$—	$38,457
2011	(4,359)	7	(11,575)	(15,927)

	$40,606	$(6,501)	$(11,575)	$22,530

        Realized gains and losses from these contracts are summarized as follows:

	Gain (Loss) Recognized in Income
	Nine months ended December 31, 2009	Nine months ended December 31, 2008	Year ended March 31, 2009	Year ended March 31, 2008	From May 12, 2006 to March 31, 2007	Classification
		(unaudited)
Energy contracts	$20,686	$82,265	$106,010	$44,887	$27,763	Optimization revenue, net
Currency contracts	(2,731)	(1,255)	5,616	—	—	Optimization revenue, net
Interest contracts	(5,979)	(5,574)	(6,935)	(222)	—	Interest expense

	$11,976	$75,436	$104,692	$45,665	$27,763

        Fair values have been determined as follows for the Partnerships' financial assets and liabilities that were accounted for or disclosed at fair value on a recurring basis as of December 31, 2009 and March 31, 2009:

As at December 31, 2009	Level 1	Level 2	Level 3	Total
Assets
Commodity derivatives	$—	$81,928	$—	$81,928
Currency derivatives	—	47	—	47
Interest rate derivatives	—	—	—	—

Total assets	—	81,975	—	81,975
Liabilities
Commodity derivatives	—	41,322	—	41,322
Currency derivatives	—	6,548	—	6,548
Interest rate derivatives	—	11,575	—	11,575

Total liabilities	—	59,444	—	59,444

Net	$—	$22,530	$—	$22,530

Niska Predecessor

Notes to the Combined Financial Statements (Continued)

For the Nine Months Ended December 31, 2009 and 2008, Years Ended March 31, 2009 and 2008,
and the Period From May 12, 2006 to March 31, 2007

(Tabular amounts expressed in thousands of US dollars unless otherwise noted)

13. Fair value measurements (Continued)

As at March 31, 2009	Level 1	Level 2	Level 3	Total
Assets
Commodity derivatives	$—	$150,490	$—	$150,490
Currency derivatives	—	4,702	—	4,702
Interest rate derivatives	—	—	—

Total assets	—	155,192	—	155,192
Liabilities
Commodity derivatives	—	75,726	—	75,726
Currency derivatives	—	111	—	111
Interest rate derivatives	—	14,460	—	14,460

Total liabilities	—	90,297	—	90,297

Net	$—	$64,895	$—	$64,895

        Niska enters into financial contracts with six counterparties, all of which have investment grade credit ratings, resulting in minimal credit exposure.

14. Partners' Units and Unit Based Compensation

        Partners' units consist of the following:

Class A units

        Niska US has issued 2,845,927 Class A units for net proceeds of $280.4 million and Niska Canada has issued 5,623,987 Class A units for net proceeds of $551.6 million. Each unit represents an equal and undivided interest in voting rights and shares proportionately in any distributions. In the event of certain monetization events, each Class A unit shall be entitled to receive an 8% cumulative annual distribution from inception and receive 96% of the net proceeds from the monetization event, in excess of their return of capital. No cumulative annual distributions have been paid to date. At December 31, 2009, cumulative dividends payable upon a monetization event are $236.5 million.

        The Partnership Agreements of the Partnerships require them to distribute quarterly earnings when declared by the Board of Directors in the amount of the estimated taxes payable of the unit holders relating to Niska's earnings. During the nine months ended December 31, 2009, the Partnerships declared distributions in the amount of $26.3 million (nine months ended December 31, 2008—$ 37.6 million; years ended March 31, 2009—$48.5 million; March 31, 2008—$1.7 million; March 31, 2007—$ nil) pursuant to this requirement, of which $15.8 million was paid during the period. $11.0 million in distributions payable is included in accrued liabilities on the balance sheet as at December 31, 2009.

        At the close of the EnCana Gas Storage acquisition (Note 4), Niska paid a fee of $14.6 million to a company, in which directors of the Partnerships are management, for services rendered in raising the Partnerships' partners' capital. This amount has been recorded at the exchange amount and has been deducted from partners' capital.

Niska Predecessor

Notes to the Combined Financial Statements (Continued)

For the Nine Months Ended December 31, 2009 and 2008, Years Ended March 31, 2009 and 2008,
and the Period From May 12, 2006 to March 31, 2007

(Tabular amounts expressed in thousands of US dollars unless otherwise noted)

14. Partners' Units and Unit Based Compensation (Continued)

Unit-based compensation plan

        Each of the Partnerships has a long-term incentive plan under which the Board of Directors of each of the Partnership may issue Class B and Class C non-voting units to directors, officers and employees. The plans are liability-classified unit-based compensation awards which have both a service condition and performance conditions.

        Each class of units, as a group, is entitled to a cash payment of 2% of net proceeds from a monetization events, as defined in the plan, in excess of the Class A unitholders capital contribution and 8% cumulative annual dividends (both of which are due upon a monetization event) to the extent of vested units over total units of the respective class. Each holder of Class B and Class C units is then allocated their pro-rata share of the respective class of unit's entitlement based on the number of units held over the total number of units in that class of units. The units vest 30%, 30% and 40%, respectively, on each successive anniversary following the grant-date, subject to certain service and performance conditions. Half of the annual vesting is achieved when the respective Partnership achieves annual defined performance targets, and the remaining annual vesting results from the unit holder remaining employed with Niska through that anniversary date. The units have no expiry date provided the employee remains employed with the respective Partnership.

        Niska US:

        The number of authorized, issued and vesting of Class B units is summarized as follows:

	Authorized	Issued	Vested
As at March 31, 2008	45,729	38,137	12,195
As at March 31, 2009	45,729	42,025	24,757
As at December 31, 2009	45,729	42,025	41,430

        The number of authorized issued and vesting of Class C units are summarized as follows:

	Authorized	Issued	Vested
As at March 31, 2008	45,729	45,729	13,719
As at March 31, 2009	45,729	45,729	27,437
As at December 31, 2009	45,729	45,729	45,729

Niska Predecessor

Notes to the Combined Financial Statements (Continued)

For the Nine Months Ended December 31, 2009 and 2008, Years Ended March 31, 2009 and 2008,
and the Period From May 12, 2006 to March 31, 2007

(Tabular amounts expressed in thousands of US dollars unless otherwise noted)

14. Partners' Units and Unit Based Compensation (continued)

        Niska Canada:

        The number of authorized, issued and vesting of Class B units is summarized as follows:

	Authorized	Issued	Vested
As at March 31, 2008	117,101	97,662	31,231
As at March 31, 2009	117,101	107,616	63,939
As at December 31, 2009	117,101	107,616	106,094

        The number of authorized issued and vesting of Class C units are summarized as follows:

	Authorized	Issued	Vested
As at March 31, 2008	117,101	117,101	35,130
As at March 31, 2009	117,101	117,101	70,261
As at December 31, 2009	117,101	117,101	117,101

        As at December 31, 2009, no compensation expense or liability has been recorded related to the Class B and C units as the performance conditions required to trigger settlement have not been met.

        The transfer of assets from the Partnerships to Niska Partners (as described in Note 1) is not expected to trigger a qualifying monetization event. Further, the plan will remain with the Partnerships and will not be a liability of Niska Partners.

15. Optimization Revenue, Net

        The following table presents a reconciliation of optimization revenue, net:

	Nine months ended December 31, 2009	Nine months ended December 31, 2008	Year ended March 31, 2009	Year ended March 31, 2008	From May 12, 2006 to March 31, 2007
		(unaudited)
Realized optimization revenue, net	$64,197	$49,308	$68,929	$74,566	$60,008

Unrealized risk management gains (losses) (note 12)	(45,250)	93,757	82,787	1,457	(2,825)
Write-down of inventory (note 2)	—	(50,121)	(62,305)	—	—

	$18,947	$92,944	$89,411	$76,023	$57,183

Niska Predecessor

Notes to the Combined Financial Statements (Continued)

For the Nine Months Ended December 31, 2009 and 2008, Years Ended March 31, 2009 and 2008,
and the Period From May 12, 2006 to March 31, 2007

(Tabular amounts expressed in thousands of US dollars unless otherwise noted)

16. Interest Expense

        The following table presents a reconciliation of interest expense:

	Nine months ended December 31, 2009	Nine months ended December 31, 2008	Year ended March 31, 2009	Year ended March 31, 2008	From May 12, 2006 to March 31, 2007
		(unaudited)
Interest expense	$18,916	$35,234	$45,130	$64,593	$54,821
Unrealized loss (gain) on interest rate swaps	(2,887)	6,067	5,427	6,338	2,695
Deferred charges amortization	4,111	2,197	2,929	2,922	2,672

	$20,140	$43,498	$53,486	$73,853	$60,188

17. Related Party Transactions

        During the nine months ended December 31, 2009, Niska paid a fee of $1.0 million (March 31, 2009—$1.0 million; March 31, 2008—$1.0 million; March 31, 2007—$1.0 million) to a company, in which directors of the Partnerships are management, for management services rendered. These costs were recorded as general and administrative costs.

18. Commitments and Contingencies

Contingencies

        The Partnerships and their subsidiaries are subject to various legal proceedings and actions arising in the normal course of business. While the outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of Management that the resolution of such proceedings and actions will not have a material impact on the Partnerships' combined consolidated financial position or results of operations.

Commitments

        Niska has entered into non-cancelable operating leases for office space, leases for land use rights at their operating facilities, storage capacity at other facilities, and vehicles used in their operations. The remaining lease terms expire between June 2013 and June 2059 and provide for the payment of taxes, insurance and maintenance by the lessee. A renewal option exists on the office space lease to extend the term for another five years, exercisable prior to the termination of the original lease.

Niska Predecessor

Notes to the Combined Financial Statements (Continued)

For the Nine Months Ended December 31, 2009 and 2008, Years Ended March 31, 2009 and 2008,
and the Period From May 12, 2006 to March 31, 2007

(Tabular amounts expressed in thousands of US dollars unless otherwise noted)

18. Commitments and Contingencies (Continued)

        The related future minimum lease payments at December 31, 2009 were as follows:

Operating leases
2010	$12,448
2011	12,437
2012	12,556
2013	8,715
2014 and thereafter	208,123

Total minimum lease payments	$254,279

        Combined lease and rental expense amounted to $7.2 million for the nine months ended December 31, 2009 (years ended March 31, 2009—$5.2 million; March 31, 2008—$2.8 million).

19. Changes in non-cash working capital:

        Changes in non-cash working capital include:

	Nine months ended December 31, 2009	Nine months ended December 31, 2008	Year ended March 31, 2009	Year ended March 31, 2008	From May 12, 2006 to March 31, 2007
		(Unaudited)
Margin deposits	$(55,695)	$72,739	$70,325	$(2,165)	$(20,182)
Trade receivables	(2,089)	(1,643)	410	(1,533)	(326)
Accrued receivables	(34,856)	(20,341)	18,375	(46,263)	(43,364)
Inventory	(77,789)	(202,421)	(163,277)	78,306	(109,775)
Long-term inventory	—	—	—	10,329	44,809
Prepaid expenses	11,338	127	(13,839)	2,124	(3,072)
Trade payables	79	(982)	(988)	(2,526)	3,871
Accrued liabilities	(25,935)	4,725	(34,810)	45,394	45,375
Income taxes	(62)	(250)	(307)	329	—
Deferred revenue	(8,758)	8,287	17,897	—	—
Funds held on deposit	(1,482)	1,594	1,593	—	—

Net changes in non-cash working capital	$(195,249)	$(138,165)	$(104,621)	$83,995	$(82,664)

Niska Predecessor

Notes to the Combined Financial Statements (Continued)

For the Nine Months Ended December 31, 2009 and 2008, Years Ended March 31, 2009 and 2008,
and the Period From May 12, 2006 to March 31, 2007

(Tabular amounts expressed in thousands of US dollars unless otherwise noted)

20. Supplemental cash flow disclosures:

	Nine months ended December 31, 2009	Nine months ended December 31, 2008	Year ended March 31, 2009	Year ended March 31, 2008	From May 12, 2006 to March 31, 2007
		(Unaudited)
Interest paid	$18,916	$35,234	$45,130	$64,593	$54,821
Taxes paid (recovered)	—	320	314	321	—
Non-cash investing activities:
Non-cash working capital related to capital additions	$7,130	$—	$9,626	$—	$—

21. Segment Disclosures

        The Partnerships' process for the identification of reportable segments involves examining the nature of services offered, the types of customer contracts entered into and the nature of the economic and regulatory environment.

        Since inception, the Partnerships have operated along functional lines in their commercial, engineering, and operations teams for operations in Alberta, Northern California, and the U.S. Midcontinent. All functional lines and facilities offer the same services: firm storage contracts, short-term firm services, and optimization. All services are delivered using reservoir storage. The Partnerships measure profitability consistently along all functional lines based on revenues and earnings before interest, taxes, depreciation and amortization, before unrealized risk management gains and losses. The Partnerships have aggregated their operating segments into one reportable segment as at and for the periods ending December 31, 2009 and 2008 as well as March 31, 2009, and March 31, 2008 and 2007.

        Information pertaining to the Partnerships' short term and long term contract services and net optimization revenues is presented on the combined statements of earnings and comprehensive income. All facilities have the same types of customers: major companies in the energy industry, industrial, commercial, and local distribution companies, and municipal energy consumers.

Niska Predecessor

Notes to the Combined Financial Statements (Continued)

For the Nine Months Ended December 31, 2009 and 2008, Years Ended March 31, 2009 and 2008,
and the Period From May 12, 2006 to March 31, 2007

(Tabular amounts expressed in thousands of US dollars unless otherwise noted)

21. Segment Disclosures (Continued)

        The following tables summarize the net revenues and assets by geographic area.

Segment Information	Nine months ended December 31, 2009	Nine months ended December 31, 2008	Year ended March 31, 2009	Year ended March 31, 2008	From May 12, 2006 to March 31, 2007
		(unaudited)
Information by geographic location
External revenues, net
U.S.	$86,654	$30,580	$32,034	$82,380	$58,766
Canada	99,281	87,277	137,360	149,051	137,818
Inter-entity
U.S.	(50)	—	—	—	—
Canada	50	—	—	—	—

	$185,935	$117,857	$169,394	$231,431	$196,584

Long-lived assets
U.S.	$411,814	$425,748	$375,315	$389,136	$385,562
Canada	1,224,935	1,260,929	1,271,646	1,290,351	1,293,925

	$1,636,749	$1,686,677	$1,646,961	$1,679,487	$1,679,487

22. Economic Dependence

        Although Niska attempts to mitigate its risk by transacting with a broad customer base, it does rely on a small proportion of its customers for a significant percentage of its revenues. During the nine months ended December 31, 2009, one of the Partnerships' customers amounted to approximately 44% of their gross revenue (March 31, 2009—one customer amounted to 22%, December 31, 2008—three customers amounted to 41%, March 31, 2008—two customers amounted to 44%, March 31, 2007—one customer amounted to 22%). These customers have investment grade ratings as determined by rating agencies.

23. Subsequent events

        The Partnerships have evaluated all events or transactions occurring after December 31, 2009 through February 19, 2010, the date the Partnerships completed their combined financial statements and filed Form S-1 for the financial period ended December 31, 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Niska Gas Storage Partners LLC

        We have audited the accompanying statement of financial position of Niska Gas Storage Partners LLC (the "Company") as of January 27, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of January 27, 2010 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants

Calgary, Canada
February 19, 2010

NISKA GAS STORAGE PARTNERS LLC

STATEMENT OF FINANCIAL POSITION

As of January 27, 2010

Assets	$—

Member's Equity
Member's equity	$1,000
Receivable from member	(1,000)

Total Member's Equity	$—

(See notes to the statement of financial position)

NISKA GAS STORAGE PARTNERS LLC

NOTES TO THE STATEMENT OF FINANCIAL POSITION

1. Description of Business

        Niska Gas Storage Partners LLC ("Niska Partners"), is a Delaware limited liability company formed on January 27, 2010, to acquire certain assets of Niska GS Holdings I, LP and Niska GS Holdings II, LP (collectively, "Niska Predecessor").

        Niska Gas Storage Management LLC ("Niska Management"), as sole member, committed to contribute $1,000 to Niska Partners. This contribution receivable has been reflected as a reduction to member's equity.

        Niska Partners will issue common and subordinated units, each representing a limited partner interest in Niska Partners, to the present owners of Niska Predecessor, who, after restructuring, will own these interests through a newly formed holding company. Niska Partners will also issue a 2% management membership interest to Niska Management, as well as incentive distribution rights, all of which will be indirectly owned by the present owners of Niska Predecessor.

        Niska Partners also intends to issue and sell common units to the public in connection with its initial public offering.

2. Significant Accounting Policies

Basis of presentation

        This statement of financial position has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Separate Statements of Income, Changes in Member's Equity and of Cash Flows have not been presented in the financial statement because there have been no activities of this entity.

APPENDIX A

AMENDED AND RESTATED OPERATING AGREEMENT OF
NISKA GAS STORAGE PARTNERS LLC

A-1

APPENDIX B

GLOSSARY OF SELECTED TERMS

Aquifers	A naturally occurring underground formation that only contains formation water and never had any accumulation of crude oil or natural gas.
AUC	Alberta Utilities Commission.
Basin	A geological province on land or offshore where hydrocarbons are generated and trapped.
Billion Cubic Feet ("Bcf")	The standard volume measure of gas products.
Carlyle/Riverstone	Carlyle/Riverstone Global Energy and Power Fund II, L.P. and Carlyle/Riverstone Global Energy Power Fund III, L.P. and each of their affiliated entities.
Contracted Capacity
The amount of working gas capacity reserved by third parties. Typically subject to fixed demand charges. May involve short-term contracts, typically less than one year, or long-term contracts, with terms longer than one year.
CPUC	California Public Utilities Commission.
Cushion Gas
A quantity of natural gas held within the confines of the gas storage facility and used for pressure support and to maintain a minimum facility pressure. May consist of injected cushion gas or native cushion gas.
Cycle	A complete withdrawal and injection of working gas.
Dekatherm ("Dth")	Equivalent to one million Btus or one mmBtu. One therm equals one hundred thousand Btus.
Delta Pressuring
Operating a gas storage reservoir at a maximum pressure greater than the discovery pressure of the reservoir for the purpose of increasing both the working gas capacity and withdrawal deliverability. While not applicable to every reservoir, generally accepted Delta Pressuring in the gas storage reservoir is up to 160% of the hydrostatic pressure gradient for those reservoirs that have the right characteristics.
Depleted Gas Reservoir	Geological rock formations that once contained natural gas.
Dewatering	Removing water from a reservoir to make more space for gas.
Effective Working Gas Capacity
The maximum volume of natural gas that can be cost-effectively injected into a storage reservoir and extracted during the normal operation of the storage facility. Effective working gas capacity excludes cushion gas and non-cycling working gas.
EnCana Corporation	EnCana Corporation includes its predecessor companies Alberta Energy Company Ltd. and PanCanadian Petroleum Ltd.
ERCB	Energy Resources Conservation Board.

FERC	Federal Energy Regulatory Commission.
LTF Contracts	Long term firm reserved storage contracts.
GAAP	Generally accepted accounting principles.
Gas storage capacity	See Effective Working Gas Capacity.
HDMC	High-deliverability, multi-cycle.
Holdco	Niska Sponsor Holdings Cooperatief U.A.
Holdings I	Niska GS Holdings I, L.P.
Holdings II	Niska GS Holdings II, L.P.
Horizontal Well	A class of non-vertical wells where the wellbore axis is near horizontal (within approximately ten degrees of the horizontal), or undulating (fluctuating above and below 90 degrees deviation).
ICE	Intercontinental Exchange, Inc.
Independent Storage	Gas storage facilities owned and operated independently from the pipeline and distribution facilities to which they are interconnected.
Injected Cushion Gas
Cushion gas which has been injected into the reservoir, cavern or aquifer unlike native cushion gas, which was originally present in the reservoir. Expected to be withdrawn when the gas storage facility is taken out of service.
Injection Capacity
The amount of natural gas that can be injected into a storage facility. Usually stated in MMcf per day, Bcf per day, Mcf per day, Dth per day, mmBtu per day, GJ per day, TJ per day or PJ per day. Typically stated as the peak or maximum daily amount.
Inventory	An amount of working gas held within the gas storage facility. It may relate to third-party customer volumes or to owner/operator volumes of working gas.
Injection Rate	The rate at which a customer is permitted to inject natural gas into a natural gas storage facility.
Joule	A unit of electrical energy equal to one watt second or the work done when a current of one ampere passes through a resistance of one ohm for one second.
Leaching	The process of injecting fresh or brackish water through a well into underground salt formations (and subsequent removal of the produced brine) to form underground caverns.
Liquefied Natural Gas ("LNG")	Natural gas that has been cooled to minus 161 degrees Celsius for transportation, typically by ship. The cooling process reduces the volume of the gas by 600 times.
Manager	Niska Gas Storage Management LLC. Also referred to as our manager.
Hub	Geographic location of a natural gas storage facility and multiple pipeline interconnections.

Mcf	Thousand cubic feet of natural gas.
MMbtu
Million British thermal units. One British thermal unit is equivalent to the amount of heat required to raise the temperature of one pound of water by one degree. A standard measure of natural gas for pricing purposes, particularly in the U.S.
MMcf	Million cubic feet of natural gas.
Native Cushion Gas
Natural gas originally present in the reservoir and remaining after initial depletion of the reservoir. The presence of native cushion gas helps to minimize the requirement for injected cushion gas. Only applicable to reservoir storage. A portion of the native cushion gas may or may not be recoverable when the storage facility is taken out of service.
Natural Gas	Several hydrocarbons that occur naturally underground in a gaseous state. Natural gas is normally mostly methane, but other components also include ethane, propane, and butane.
Natural Gas Act	Federal law enacted in 1938 that established the Federal Energy Regulation's authority to regulate interstate pipelines.
NEB	National Energy Board (Canada).
NGPL	Natural Gas Pipeline of America Company, a subsidiary of Kinder Morgan, Inc.
NGX	Natural Gas Exchange Inc.
Niska Canada	Gas Storage Canada ULC our wholly-owned subsidiary.
Niska Holdings	Niska GS Holdings US, L.P. and Niska GS Canada, L.P., collectively.
Niska Predecessor
When used in a historical context, Niska Predecessor refers to the assets of Niska Holdings that are being contributed to Niska Gas Storage Partners LLC in connection with this offering. When used in the present tense or prospectively, Niska Predecessor refers to Niska Gas Storage Partners LLC.
Niska US	Niska Gas Storage U.S., LLC, our wholly-owned subsidiary.
NPC	National Petroleum Council.
NYMEX	New York Mercantile Exchange, Inc.
OCC	Oklahoma Corporation Commission.
Optimization
The purchase, storage and sale of natural gas by the storage owner for its own account in order to utilize storage capacity that is (1) not contracted to customers, (2) contracted to customers but underutilized by them or (3) available only on a short term basis.
OSHA	Federal Occupational Safety and Health Act.
Optimization Volume	The amount of capacity either in aggregate or at a particular facility that is used by the owner/operator for its own proprietary gas trading activity.

Petajoule ("PJ")	Thousand trillion joules.
Reservoir	A naturally occurring underground formation that originally contained crude oil or natural gas, or both.
Salt Cavern	A man made cavern developed in either a salt dome or salt beds by leaching or mining of the salt.
Seismic Survey
A technique for mapping the subsurface structure of rocks by measuring the reflections of acoustic waves at various depths. Seismic surveys are used to locate potential oil and gas-bearing structures. Seismic surveys can either be two dimensional or three dimensional.
Terajoule ("TJ")	Billion joules.
Trillion Cubic Feet ("TcF")	Trillion cubic feet of natural gas.
WCSB	Western Canadian Sedimentary Basin.
Wheeling
Transportation of natural gas from one pipeline to another pipeline through the pipeline facilities of a natural gas storage facility. The gas does not flow into or out of the actual storage but merely uses the surface facilities of the storage operation.
Withdrawal Capacity
The amount of gas that is or can be removed from a natural gas storage facility. Usually stated in MMcf per day, Bcf per day, Mcf per day, Dth per day, MMbtu per day, GJ per day, TJ per day or PJ per day. Typically stated as maximum or peak daily withdrawal capacity.
Withdrawal Rate	The rate at which a customer is permitted to withdraw gas from a natural gas storage facility.
Working Gas	Natural gas in a storage facility in excess cushion gas.
Working Gas Capacity	See Effective Working Gas Capacity.

17,500,000 Common Units

Representing limited liability company interests

Niska Gas Storage Partners LLC

P R O S P E C T U S
                        , 2010

        Until                        , 2010 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority Inc. filing fee, and the NYSE filing fee, the amounts set forth below are estimates.

SEC registration fee		$28,699
FINRA filing fee		$40,750
NYSE listing fee		*
Printing expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*
To be included by amendment.

Item 14.    Indemnification of Directors and Officers.

        The section of the prospectus entitled "The Operating Agreement—Indemnification" discloses that we will generally indemnify officers, directors and affiliates of our manager to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Subject to any terms, conditions or restrictions set forth in our Operating Agreement, Section 18-108 of the Delaware Limited Liability Company Act empowers a Delaware limited liability company to indemnify and hold harmless any member or other persons from and against all claims and demands whatsoever.

Item 15.    Recent Sales of Unregistered Securities.

        There have been no sales of unregistered securities within the past three years.

Item 16.    Exhibits and Financial Statement Schedules.

(a)
Exhibits.

        See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)
Financial Statement Schedules.

        All supplemental schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The registrant undertakes to send to each member at least on an annual basis a detailed statement of any transactions with our manager or any of its respective affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to our manager or its respective affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

        The registrant undertakes to provide to the members the financial statements required by Form 10-K for the first full fiscal year of operations of the company.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, on February 19, 2010.

NISKA GAS STORAGE PARTNERS LLC
By:	/s/ DAVID F. POPE
David F. Pope Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below appoints Darin T. Olson and Jason A. Dubchak, and each of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendments thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DAVID F. POPE David F. Pope	President, Chief Executive Officer and Director (Principal Executive Officer)	February 19, 2010
/s/ DARIN T. OLSON Darin T. Olson	Chief Financial Officer (Principal Financial and Accounting Officer)	February 19, 2010
/s/ ANDREW W. WARD Andrew W. Ward	Director	February 19, 2010
/s/ E. BARTOW JONES E. Bartow Jones	Director	February 19, 2010
/s/ GEORGE O'BRIEN George O'Brien	Director	February 19, 2010
/s/ WILLIAM H. SHEA, JR. William H. Shea, Jr.	Director	February 19, 2010

EXHIBIT LIST

Exhibit Number			Description
1.1	*	—	Form of Underwriting Agreement
3.1	*	—	Certificate of Formation of Niska Gas Storage Partners LLC
3.2	*	—	Amended and Restated Operating Agreement of Niska Gas Storage Partners LLC (incorporated by reference to Appendix A to the Prospectus contained within the Registrant's Form S-1 Registration Statement)
5.1	*	—	Opinion of Vinson & Elkins L.L.P., as to the legality of the securities being registered
8.1	*	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters
8.2	*	—	Opinion of Bennett Jones LLP relating to tax matters
10.1	*	—	Form of Niska Gas Storage Partners LLC 2010 Long-Term Incentive Plan
10.2	*	—	Contribution, Conveyance and Assumption Agreement
10.3	*	—	Services Agreement
21.1	*	—	List of Subsidiaries of Niska Gas Storage Partners LLC
23.1		—	Consent of KPMG LLP—Niska Gas Storage Partners LLC
23.2		—	Consent of KPMG LLP—Niska GS Holdings I, L.P. and Niska GS Holdings II, L.P.
23.3	*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23.4	*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
23.5	*	—	Consent of Bennett Jones LLP (contained in Exhibit 8.2)
24.1		—	Powers of Attorney (contained on page II-3)
24.2		—	New York Power of Attorney of E. Bartow Jones
24.3		—	New York Power of Attorney of Darin T. Olson

*
To be filed by amendment.